                                                     Registration No. 333-

-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234


                                MARY P. BREEN
                  Vice President and Associate General Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES                     John R. Towers
  Freedman, Levy, Kroll & Simonds           Senior Vice President
   1050 Connecticut Avenue, N.W.,             and General Counsel
             Suite 825               State Street Bank and Trust Company
       Washington, D.C. 20036                225 Franklin Street
                                               Boston, MA 02110
                   -----------------------------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

 ----------------------------------------------------------------------------------------------------------------------------------
 Title of Securities Being    Amount Being Registered         Proposed Maximum         Proposed Maximum      Amount of Registration
         Registered                                       Offering Price per Unit*    Aggregate Offering              Fee(2)
                                                                                            Price*
 ----------------------------------------------------------------------------------------------------------------------------------
     Units of Interest
    Under Group Annuity
          Contract
                                   $75,000,000(1)                   (1)                 $75,000,000(1)             $22,125.00
------------------------------------------------------------------------------------------------------------------------------------

*Estimated soley for purpose of determining the registration fee.
(1) The Contract does not provide for a predetermined amount or number of units

(2) Of the $40,000,000 of units of interest under group annuity contracts registered under Registration Statement No. 33-75616, $26,547,694, for which a filing fee of $9,154 was previously paid, are being carried forward.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            American Dental Association Members Retirement Program
                           Prospectus -- May 1, 1998
--------------------------------------------------------------------------------
The American Dental Association Members Retirement Program offers you ten investment options from which to choose. This prospectus describes three of the seven Separate Accounts under the group annuity contract issued by THE
EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES: THE EQUITY INDEX FUND, THE LIFECYCLE FUND--CONSERVATIVE AND THE LIFECYCLE FUND--MODERATE. This prospectus also describes the Lifecycle Fund Group Trusts in which the two Lifecycle Funds invest. The Lifecycle Fund Group Trusts are collective investment funds maintained by State Street Bank and Trust Company ("State Street").

THE PROGRAM

The American Dental Association Members Retirement Program offers ADA members and other eligible persons the choice of several plans to accumulate retirement savings for themselves and their employees.

THE INVESTMENT OPTIONS

The Program allows you to choose from ten Investment Options. The Investment Options are:

Seven Separate Accounts or "Funds":         Three Guaranteed Options:

  o  Growth Equity Fund                       o  3 year Guaranteed Rate Account
  o  Aggressive Equity Fund                   o  5 year Guaranteed Rate Account
  o  ADA Foreign Fund                         o  Money Market Guarantee Account
  o  Equity Index Fund
  o  Real Estate Fund
  o  Lifecycle Fund--Conservative
  o  Lifecycle Fund--Moderate

The Aggressive Equity Fund, ADA Foreign Fund and the Equity Index Fund each invest in shares of a corresponding mutual fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and The SSgA S&P 500 Index Fund (formerly known as "The Seven Seas S&P 500 Index Fund"), respectively. We refer to these as the "underlying mutual funds." The Lifecycle Funds--Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust maintained by State Street. We refer to these as the "Lifecycle Fund Group Trusts." The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying Funds." The Underlying Funds are the S&P 500 Flagship Fund, Russell 2000 Fund, Daily EAFE Fund, Daily Government/Corporate Bond Fund, and Short Term Investment Fund.

The prospectuses for the underlying mutual funds and our separate prospectus for all of the Investment Options, except the Equity Index and Lifecycle Funds, describe in detail the investment objectives, policies and risks of these Funds and should be read carefully and retained for future reference. Copies of these prospectuses may be obtained by writing or calling as indicated below. THIS PROSPECTUS DESCRIBES IN DETAIL ONLY THE EQUITY INDEX FUND, LIFECYCLE FUNDS, LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS.

                                                       (Cover page continued.)

           The Equitable Life Assurance Society of the United States
                              P.O. Box 2486 G.P.O.
                               New York, NY 10116
            Calls for current participants:   Calls for all others:
                      1-800-223-5790              1-800-523-1125

This prospectus provides important information you should be aware of before investing. Additional information is included in the Statement of Additional Information (the "SAI") dated May 1, 1998, which has been filed with the Securities and Exchange Commission. Parts of the SAI have been incorporated by reference into this prospectus. A table of contents for the SAI appears at page 48 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 48 and mail it to us, or call or write at the above address.

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
NONE OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.

UNITS OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS MAINTAINED BY STATE STREET ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED, OR ENDORSED BY, THE U.S. GOVERNMENT, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, ENTITY OR PERSON, AND INVOLVE INVESTMENT RISKS INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                          PAGE
                                                                                         -----
SUMMARY ..............................................................................     5
CONDENSED FINANCIAL INFORMATION ......................................................     9
SELECTED FINANCIAL DATA ..............................................................    11
INVESTMENT OPTIONS ...................................................................    16
THE EQUITY INDEX FUND ................................................................    16
LIFECYCLE FUNDS -- CONSERVATIVE AND MODERATE .........................................    17
THE LIFECYCLE FUND GROUP TRUSTS ......................................................    18
 Lifecycle Fund Group Trust -- Conservative ..........................................    18
 Lifecycle Fund Group Trust -- Moderate ..............................................    18
THE UNDERLYING FUNDS .................................................................    19
 S&P 500 Flagship Fund ...............................................................    19
 Russell 2000 Fund ...................................................................    19
 Daily EAFE Fund .....................................................................    20
 Daily Government/Corporate Bond Fund ................................................    20
 Short Term Investment Fund ..........................................................    21
  Voting Rights: The Lifecycle Funds .................................................    21
  Risks and Investment Techniques: Lifecycle Fund Group Trusts and Underlying Funds ..    21

HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE
EQUITY INDEX AND LIFECYCLE FUNDS .....................................................    25

EQUITABLE LIFE AND STATE STREET ......................................................    27
 Equitable Life ......................................................................    27
  The Separate Accounts ..............................................................    27
 State Street ........................................................................    28
  The Lifecycle Fund Group Trusts and Underlying Funds ...............................    28

INVESTMENT PERFORMANCE ...............................................................    29
 Measuring the Investment Performance of the Funds ...................................    29
 Unmanaged Market Indices ............................................................    29
 How Performance Data Are Presented ..................................................    30
 Annual Percentage Change in Fund Unit Values ........................................    30
 Average Annual Percentage Change in Fund Unit Values--Years Ending December 31, 1997     30

THE PROGRAM ..........................................................................    31
 Employers Who May Participate in the Program ........................................    31
  Choices for the Employer ...........................................................    31
  Summary of the Plans and Trusts ....................................................    31

                                                                                              PAGE
                                                                                             -----
 Information on Joining the Program ......................................................    32
  Choosing the Right Plan ................................................................    32
  Getting Started In The Program After Choosing A Plan ...................................    32
  Communicating With Us After You Enroll .................................................    33
  Your Responsibilities As the Employer ..................................................    33
  When Transactions Are Effective ........................................................    33
  Minimum Investments ....................................................................    34
  Making Contributions to the Program ....................................................    34
  Our Account Investment Management (AIM) System .........................................    34
  Allocating Contributions Among the Investment Options ..................................    35
  Transfers Among the Investment Options .................................................    35
  Distributions From the Investment Options ..............................................    35
  When Distributions Are Available to Participants .......................................    36
  Participant Loans ......................................................................    36
  Benefit Payment Options ................................................................    37
  Spousal Consent Rules ..................................................................    37
  Spousal Consent Requirements ...........................................................    37
  Benefits Payable After the Death of a Participant ......................................    38
  Year 2000 Progress .....................................................................    39

DEDUCTIONS AND CHARGES ...................................................................    40

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM .........................................    40
 Program Expense Charge ..................................................................    40
  Administration Fee .....................................................................    41
  Other Expenses Borne Directly by the Funds .............................................    41

 PLAN AND TRANSACTION EXPENSES ...........................................................    42
  ADA Retirement Plan, Prototype Self-Directed Plan and Individually-Designed Plan Fees...    42
  Individual Annuity Charges .............................................................    42
  General Information On Fees and Charges ................................................    42

DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE FUND GROUP
TRUSTS AND UNDERLYING FUNDS ..............................................................    43

FEDERAL INCOME TAX CONSIDERATIONS ........................................................    44
  Tax Changes ............................................................................    44
  Adopting the Program ...................................................................    44
  Income Taxation of Distributions to Qualified Plan Participants ........................    44
  Other Tax Consequences .................................................................    45

MISCELLANEOUS ............................................................................    46

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION .................................    48

                                    SUMMARY
--------------------------------------------------------------------------------
THE PROGRAM


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The purpose of the Program is to provide members of the American Dental Association (the "ADA") and their employees with a program to invest, accumulate, and then distribute funds for retirement. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 23,836 participants and $1.3 billion in assets at December 31, 1997.


EQUITABLE LIFE

The Equitable Life Assurance Society of the United States ("Equitable Life") is a diversified financial services organization serving a variety of insurance, investment management and investment banking customers. We are one of the largest life insurance companies in the United States, and have been in business since 1859. In this prospectus, the terms "we," "our," and "us" mean Equitable Life.


STATE STREET

State Street is a Massachusetts trust company that, among other things, provides a variety of investment-related services to pension and mutual funds. Through its institutional investment arm, State Street Global Advisors ("SSgA"), State Street offers a selection of investment products with management styles ranging from indexed to fully active. As of December 31, 1997, State Street ranked as the largest U.S. manager of international index assets and the second largest U.S. manager of tax-exempt assets with $398.5 billion under management.


THE INVESTMENT OPTIONS

Ten Investment Options are available under the Program. Seven of the Investment Options are Separate Accounts, or Funds, consisting of six Equity Funds and the Real Estate Fund. The Funds operate like mutual funds in many ways. However, because of exclusionary provisions, they are not subject to regulation under the Investment Company Act of 1940 (the "1940 Act"). The three additional Investment Options are guaranteed options funded through our general account. They include two Guaranteed Rate Accounts and the Money Market Guarantee Account.

ONLY THREE OF THESE INVESTMENT OPTIONS ARE DESCRIBED IN DETAIL IN THIS
PROSPECTUS: THE EQUITY INDEX FUND AND THE TWO LIFECYCLE FUNDS (COLLECTIVELY REFERRED TO AS "THE FUNDS"). FOR ADDITIONAL INFORMATION ON THE OTHER AVAILABLE INVESTMENT OPTIONS, PLEASE REFER TO OUR SEPARATE PROSPECTUS FOR THOSE OPTIONS.


THE EQUITY INDEX FUND (Separate Account No. 195)
Invests in shares of the SSgA S&P 500 Index Fund, which in turn seeks to achieve a total return which parallels that of the Standard & Poor's 500 Composite Stock Price Index, by investing in the stocks in the Index.

THE LIFECYCLE FUND--CONSERVATIVE (Separate Account No. 197)
Invests in units of the Lifecycle Fund Group Trust--Conservative, maintained by State Street, which in turn invests in units of the five Underlying Funds maintained by State Street to provide current collective income and a low to moderate growth of capital.

THE LIFECYCLE FUND--MODERATE (Separate Account No. 198)
Invests in units of the Lifecycle Fund Group Trust--Moderate, maintained by State Street, which in turn invests in units of five Underlying Funds maintained by State Street to provide growth of capital and a reasonable level of current income.


There is no assurance that the Funds will achieve their respective objectives.

No person is authorized by Equitable Life or by State Street to give any information or make any representations other than those contained in this prospectus or in other printed or written material issued by these companies, and you should not rely on any other information or representation.


YOUR CHOICE OF RETIREMENT PLANS

As an employer, you can use the Program to adopt our profit-sharing plan (including 401(k) and SIMPLE 401(k) features, and beginning with plan years after December 31, 1998, safe harbor 401(k)), defined contribution pension master plan or our self-directed prototype plan. You can also have your own individually-designed plan and use our Pooled Trust as a funding vehicle. See The Program for additional information on your choices.


FUND EXPENSES


-------------------------------------------------------------------------------
TRANSACTION EXPENSES
-------------------------------------------------------------------------------

Transaction expenses are charges you pay when you buy or sell units of the Funds.



SALES LOAD                   NONE
DEFERRED SALES CHARGE        NONE
SURRENDER FEES               NONE
TRANSFER OR EXCHANGE FEE     NONE

If you annuitize your account, charges for premium taxes and other fees may apply.


-------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
-------------------------------------------------------------------------------

Operating expenses for the Funds are paid out of each Fund's assets. Equitable Life deducts three types of operating expenses from the assets of each Fund: a Program expense charge to compensate Equitable Life and the ADA for the costs incurred in connection with the Program, an administration fee which covers the costs related to providing administration services in connection with offering the Funds, and other expenses--such as legal, auditing, and accounting--borne directly by the Funds. No management fees are paid to us by the Equity Index Fund and the Lifecycle Funds, although, as discussed below, a management fee is paid to State Street for managing the assets of the Lifecycle Fund Group Trusts underlying the Lifecycle Funds. Charges for premium taxes may also be applicable. For a more detailed discussion of fees and charges, see Deductions and Charges. For a discussion of the calculation of Fund unit values, see How We Calculate the Value of Amounts Allocated to the Funds.

EQUITY INDEX FUND. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the underlying mutual fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund. Deductions are made from the assets of the SSgA S&P 500 Index Fund to pay for expenses borne directly by the Fund, such as 12b-1 fees, the costs of printing prospectuses and the costs for providing various services to the Fund, such as legal, accounting, and auditing. For a more detailed description of charges and expenses incurred by the SSgA S&P 500 Index Fund, see the prospectus for that Fund.

The fees and charges which are deducted from the assets of the Equity Index Fund and the SSgA S&P 500 Index Fund are illustrated in the table presented below. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. The expenses shown in the table are based on average Program assets in the Equity Index Fund during the year ended December 31, 1997, restated to reflect current applicable fees.



------------------------------------------------------------------------------------------------------------
                        INVESTMENT    PROGRAM
                        MANAGEMENT    EXPENSE   ADMINISTRATION        OTHER
                           FEE         CHARGE         FEE            EXPENSES       12B-1 FEE       TOTAL
------------------------------------------------------------------------------------------------------------
 Equity Index Fund      None         0.64%     0.15%              0.26  %(2)          None          1.05%
 SSgA S&P 500 Index
  Fund(1)              0.00%(3)      None      None               0.10%               0.06%         0.16%(3)
  TOTAL                0.00%(3)      0.64%     0.15%              0.36  %(2)          0.06%         1.21%(3)
------------------------------------------------------------------------------------------------------------

(1)   Source: SSgA S&P 500 Index Fund Prospectus dated December 29, 1997.

(2) Includes organizational expenses that were initially paid by us and we are being reimbursed over a five year period. Organizational expenses were $33,917 and are being amortized over the period which ends December 31, 1998.

(3) State Street voluntarily agrees to waive up to the full amount of its management fee of .10% of average daily net assets to the extent that total expenses exceed .15% of average daily net assets on an annual basis. The total operating expenses of the SSgA S&P 500 Index Fund absent the waiver would be .26% of average daily net assets on an annual basis. The gross annual management expense before the fee waiver would be .10% of average daily net assets. This agreement will remain in effect for the current fiscal year. (See Note 1.) If the waiver agreement is terminated, the full amount of State Street's management fee may be assessed and the total Fund expenses may increase.


LIFECYCLE FUNDS. No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Group Trust. State Street does not receive a fee for managing the assets of the Underlying Funds in which a Lifecycle Fund Group Trust invests. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Group Trusts' investment in such other collective investment funds and mutual funds.


     Other expenses are deducted from the assets of each Lifecycle Fund Group Trust and Underlying Fund to pay for services, such as legal and auditing, provided directly to each Lifecycle Fund Group Trust. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Group Trust. In addition, other expenses are deducted from the assets of the Underlying Funds for custodial services provided to those Funds.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying Funds are illustrated in the table below. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. See Plan and Transaction Expenses.

------------------------------------------------------------------------------------------------------------
                                 INVESTMENT     PROGRAM
                                 MANAGEMENT     EXPENSE     ADMINISTRATION           OTHER
                                     FEE         CHARGE           FEE               EXPENSES        TOTAL
------------------------------------------------------------------------------------------------------------
 Lifecycle Fund -
  Conservative                     None        0.64%         0.15%                 0.97%(1)          1.76%
 Lifecycle Fund
  Group Trust -
  Conservative                     0.17%       None          0.20%(2)              0.29%(1&3)        0.66%
 Underlying Funds(4):
 S&P 500 Flagship Fund             None        None          None                    --%(4&5)          --%(5)
 Russell 2000 Fund                 None        None          None                  0.06%(4)          0.06%
 Daily EAFE Fund                   None        None          None                  0.11%(4)          0.11%
 Daily Government/Corporate
  Bond Fund                        None        None          None                  0.01%(4)          0.01%
 Short Term Investment Fund        None        None          None                    --%(4&5)          --%(5)
  TOTAL                            0.17%       0.64%         0.35%                 1.28%(6)          2.44%(6)
------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------
                                 INVESTMENT     PROGRAM
                                 MANAGEMENT     EXPENSE     ADMINISTRATION           OTHER
                                     FEE         CHARGE           FEE               EXPENSES        TOTAL
------------------------------------------------------------------------------------------------------------
 Lifecycle Fund -
  Moderate                         None        0.64%         0.15%                  0.26%(1)        1.05%
 Lifecycle Fund
  Group Trust -
  Moderate                         0.17%       None          0.01%(2)               0.02%(1&3)      0.20%
 Underlying Funds(4):
 S&P 500 Flagship Fund             None        None          None                     --%(4&5)        --%(5)
 Russell 2000 Fund                 None        None          None                   0.06%(4)        0.06%
 Daily EAFE Fund                   None        None          None                   0.11%(4)        0.11%
 Daily Government/Corporate
  Bond Fund                        None        None          None                   0.01%(4)        0.01%
 Short Term Investment Fund        None        None          None                     --%(4&5)        --%(5)
  TOTAL                            0.17%       0.64%         0.16%                  0.30%(6)        1.27%(6)
------------------------------------------------------------------------------------------------------------



(1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds--Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus and the SAI. Other expenses also include costs incurred by Equitable Life and State Street in connection with the organization of the Lifecycle Funds. Organizational expenses were initially paid by Equitable Life and State Street and are being reimbursed from the Lifecycle Funds over a five year period. Organizational expenses were $150,087 and will be amortized pro rata, based on the assets of each Fund, over the period ending June 30, 2000. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund--Moderate. The much larger balance in that Fund results in a much lower ratio of Other Expenses to Net Assets compared to the corresponding ratio for the Lifecycle Fund--Conservative.

(2) Based on the Lifecycle Fund Group Trusts--Conservative and Moderate current fixed fee of $11,100 per year, per fund and average net assets for 1997.
(3) Based on the Lifecycle Fund Group Trusts--Conservative and Moderate average net assets for 1997.
(4) Other expenses of the Underlying Funds are based on expenses incurred by each Fund during 1997.
(5)   Less than 0.01%.
(6) These Totals are based upon a weighted average of the Other Expenses for each Underlying Fund. In calculating the weighted average, expenses for each Underlying Fund were multiplied by their respective target percentages within their respective Group Trust. See Investment Options--The Equity Funds--Lifecycle Funds--Conservative and Moderate for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts--Conservative and Moderate.

-------------------------------------------------------------------------------
EXAMPLES
-------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment over the time period indicated for each Fund listed below, assuming a 5% annual rate of return. The Examples include all annual fund operating expenses listed in the tables above plus an estimate of average plan and transaction charges over the time periods indicated for a $1,000 initial investment, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees, and enrollment fees, divided by the average assets for the same period. See ADA Members Retirement Plan, Prototype Self-Directed Plan and Individually-designed Plan Fees. Although the Program has no minimum contribution, the minimum amount that can be converted to an annuity is $5,000. There are no surrender charges, so the amounts would be the same, whether or not you withdraw all or a portion of your Account Balance.


-------------------------------------------------------------------------------
                              1 YEAR        3 YEAR        5 YEAR        10 YEAR
-------------------------------------------------------------------------------
  Equity Index Fund(1)      $  12.62      $  39.29      $  67.98      $  149.51
  Lifecycle Fund -
   Conservative                25.03         76.93        131.40         279.59
  Lifecycle Fund -
   Moderate                    13.29         41.34         71.47         156.91
-------------------------------------------------------------------------------

The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

(1) The returns shown reflect the waiver of the .10% investment management fee by State Street.


CONDENSED FINANCIAL INFORMATION


-------------------------------------------------------------------------------
EQUITY INDEX FUND: SEPARATE ACCOUNT NO. 195
-------------------------------------------------------------------------------

Condensed financial information for the SSgA S&P 500 Index Fund is contained in the prospectus for that Fund, copies of which may be obtained by calling an Account Executive. Those financial statements, however, do not reflect the Program expense charge, and the daily accrual of direct expenses deducted from amounts held in Separate Account No. 195, the Equity Index Fund. Unit values for the Equity Index Fund are shown below and do reflect the deduction of Program expense charges and daily accrual of direct expenses. The Equity Index Fund was established at $10.00 on February 1, 1994, the date this Fund began operations.



                                           EQUITY INDEX
                                               FUND
                                          -------------
Unit value as of:
 December 31, 1997 ....................      $ 20.95
 December 31, 1996 ....................      $ 15.91
 December 31, 1995 ....................      $ 13.12
 December 31, 1994 ....................      $  9.71
Number of Units outstanding
 at December 31, 1997 (000's) .........        3,713

-------------------------------------------------------------------------------
LIFECYCLE FUND--CONSERVATIVE: SEPARATE ACCOUNT NO. 197
-------------------------------------------------------------------------------

Unit Values for the Lifecycle Fund--Conservative are shown below and reflect the deduction of Program expense charges and daily accrual of direct expenses. The Lifecycle Fund--Conservative began operations on May 1, 1995. The value for a Lifecycle Fund--Conservative Unit was established at $10.00 on that date.



                                         LIFECYCLE FUND--
                                           CONSERVATIVE
                                        -----------------
Unit value as of:
 December 31, 1997 ....................      $ 12.13
 December 31, 1996 ....................      $ 11.04
 December 31, 1995 ....................      $ 10.59
Number of Units outstanding
 at December 31, 1997 (000's) .........          596



-------------------------------------------------------------------------------
LIFECYCLE FUND--MODERATE: SEPARATE ACCOUNT NO. 198
-------------------------------------------------------------------------------

Unit Values for the Lifecycle Fund--Moderate are shown below and reflect the deduction of Program expense charges and daily accrual of direct expenses. The Lifecycle Fund--Moderate began operations on May 1, 1995. The value for a Lifecycle Fund--Moderate Unit was established at $10.00 on that date.




                                         LIFECYCLE FUND--
                                             MODERATE
                                        -----------------
Unit value as of:
 December 31, 1997 ....................      $ 14.14
 December 31, 1996 ....................      $ 12.18
 December 31, 1995 ....................      $ 11.01
Number of Units outstanding
 at December 31, 1997 (000's) .........        7,657

FULL FINANCIAL STATEMENTS. The financial statements of Separate Account No. 195, 197 and 198 and the Consolidated Financial Statements of Equitable Life are contained in the SAI.

SELECTED FINANCIAL DATA


-------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUSTS
-------------------------------------------------------------------------------

The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. The selected financial data has been audited by Price Waterhouse LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.




                                                                YEAR ENDED DECEMBER 31,       YEAR ENDED
                                                              ---------------------------    DECEMBER 31,
                                                                  1997           1996           1995*
                                                              ------------   ------------   -------------
LIFECYCLE FUND GROUP TRUST-CONSERVATIVE
Net investment income (loss)** ............................     $  0.06        $  0.05         $ (0.08)
Net realized and unrealized gain (loss) ...................        1.28           0.65            0.81
                                                                -------        -------         -------
Net increase (decrease) ...................................        1.34           0.70            0.73
Net asset value
Beginning of period .......................................       11.43          10.73           10.00
                                                                -------        -------         -------
End of period .............................................     $ 12.77        $ 11.43         $ 10.73
                                                                =======        =======         =======
Total return*** ...........................................       11.72%          6.52%           7.30%
                                                                ========       =======         =======
Ratio of expenses to average net assets (a)(c) ............        0.66%          0.81%           2.13%
Ratio of net investment income (loss) to average net assets
 (a)(b) ...................................................        0.46%          0.31%          (1.04)%
Portfolio turnover ........................................          44%            54%            131%
Net assets, end of period (000s) ..........................     $  7,249       $ 4,534         $ 2,983
                                                                ========       =======         =======
LIFECYCLE FUND GROUP TRUST-MODERATE
Net investment income (loss)** ............................     $   0.05       $  0.04         $ (0.01)
Net realized and unrealized gain (loss) ...................         2.11          1.27            1.14
                                                                --------       -------         -------
Net increase (decrease) ...................................         2.16          1.31            1.13
Net asset value
Beginning of period .......................................        12.44         11.13           10.00
End of period .............................................     $  14.60       $ 12.44         $ 11.13
                                                                ========       =======         =======
Total return*** ...........................................        17.36%        11.77%          11.30%
                                                                ========       =======         =======
Ratio of expenses to average net assets (a)(c) ............         0.20%         0.20%           0.52%
Ratio of net investment income (loss) to average net assets
 (a)(b) ...................................................         0.37%         0.35%          (0.07)%
Portfolio turnover ........................................           22%           18%             30%
Net assets, end of period (000s) ..........................     $108,435       $88,273         $76,246
                                                                ========       =======         =======


----------------
  * Investment operations commenced on May 5, 1995.
 ** Net investment income has been calculated based upon an average of units outstanding.
*** Total return calculation (not annualized) for the period ended December
    31, 1995 is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the fund in which the Fund invests.
(a) Annualized for the period ended December 31, 1995.
(b) Ratio excludes income retained by the funds in which the Fund invests (see Note 2).
(c) The calculation includes only those expenses charged to the Fund, and does not include expenses charged to the Underlying funds.

-------------------------------------------------------------------------------
UNDERLYING FUNDS
-------------------------------------------------------------------------------

The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying Fund attributable to each Underlying Fund unit outstanding for the periods indicated. The selected financial data has been audited by Price Waterhouse LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying Funds, which appear in the SAI.




                                                                YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------------------
                                        1997           1996           1995         1994         1993         1992
                                    ------------   ------------   -----------   ----------   ----------   ----------
S&P 500 FLAGSHIP FUND
Net investment income** .........     $   2.64       $   2.48       $  2.24      $  1.90      $  1.81      $  1.54
Net realized and unrealized
 gain (loss) ....................        37.22          19.86         24.26        (0.93)        4.55         3.04
Distribution of securities
 lending fee income (a) .........         0.00           0.00          0.00         0.00        (0.01)       (0.01)
                                      --------       --------       -------      -------      -------      -------
Net increase (decrease) .........        39.86          22.34         26.50         0.97         6.35         4.57
NET ASSET VALUE
Beginning of year ...............       119.40          97.06         70.56        69.59        63.24        58.67
                                      --------       --------       -------      -------      -------      -------
End of year .....................     $ 159.26       $ 119.40       $ 97.06      $ 70.56      $ 69.59      $ 63.24
                                      ========       ========       =======      =======      =======      =======
Total return*** .................        33.38%         23.02%        37.56%        1.39%       10.06%        7.81%
                                      ========       ========       =======      =======      =======      =======
Ratio of expenses to average
 net assets* ....................         0.00%          0.00%         0.00%        0.00%        0.00%        0.00%
                                      --------       --------       -------      -------      -------      -------
Ratio of net investment
 income to average net
 assets .........................         1.86%          2.33%         2.66%        2.88%        2.68%        2.58%
                                      --------       --------       -------      -------      -------      -------
Portfolio turnover ..............           18%            27%           10%          12%          22%          19%
                                      --------       --------       -------      -------      -------      -------
Average broker commission
 per share (b) ..................     $   0.03       $   0.04         N/A          N/A          N/A          N/A
                                      --------       --------       -------      -------      -------      -------
Net assets, end of year
 (000,000s) .....................     $ 36,664       $ 20,916       $15,135      $ 8,258      $ 5,753      $ 4,233
                                      ========       ========       =======      =======      =======      =======


----------------
  * Less than .01%

 ** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the entire year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of dividends. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amounts per unit represent those which are less than $.005.

(b) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.

                                                                  YEAR ENDED DECEMBER 31,                         PERIOD ENDED
                                           ---------------------------------------------------------------------  DECEMBER 31,
                                                1997            1996          1995         1994         1993        1992(A)
                                           -------------- --------------- ------------ ------------ ------------ -------------
RUSSELL 2000 FUND
Net investment income (b) ................   $     0.36     $      0.32      $  0.03     $  0.21      $   0.17      $  0.04
Distribution of securities lending fee
 income (c) ..............................        (0.02)          (0.01)       (0.01)      (0.01)         0.00         0.00
                                             ----------    ------------     --------     -------      --------      -------
Net realized and unrealized gain
 (loss) ..................................         4.19            2.45         3.61       (0.46)         1.83         1.07
Net increase (decrease) ..................         4.53            2.76         3.63       (0.26)         2.00         1.11
NET ASSET VALUE
Beginning of period ......................        19.24           16.48        12.85       13.11         11.11        10.00
                                             ----------    ------------     --------     -------      --------      -------
End of period ............................   $    23.77     $     19.24      $ 16.48     $ 12.85      $  13.11      $ 11.11
                                             ==========    ============     ========     =======      ========      =======
Total return (d) .........................        23.66%          16.81%       28.33%      (1.98)%       18.00%       11.10%
                                             ==========    ============     ========     =======      ========     ========
Ratio of expenses to average net
 assets (e)(f) ...........................         0.06%           0.06%        0.10%       0.07%         0.09%        0.39%
                                             ----------    ------------     --------     -------      --------     --------
Ratio of net investment income to
 average net assets (e)(f) ...............         1.63%           1.80%        1.80%       1.61%         1.37%        1.88%
                                             ----------    ------------     --------     -------      --------     --------
Portfolio turnover .......................          105%            131%         103%         48%           35%           1%
                                             ----------    ------------     --------     -------      --------     --------
Average broker commission per
 share (g) ...............................   $     0.02     $      0.02        N/A          N/A          N/A           N/A
                                             ----------    ------------     --------     -------      --------     --------
Net assets, end of period (000s) .........   $1,174,146     $   951,405     $536,849     $372,107     $451,119     $148,285
                                             ==========    ============     ========     ========     ========     ========


----------
(a)        The Russell 2000 Fund commenced operations on October 31, 1992.

(b) Net investment income has been calculated based on an average of units outstanding. Also, see Note 1 to the financial statements of the Russell 2000 Funds in the SAI which accompanies this prospectus.


(c)        Zero amounts represent those which are less than $.005 per unit.

(d) Total return calculation (not annualized) for the period ended December 31, 1992 is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)        1992 data annualized.


(f) 1996 ratio reflects net investment income and expenses attributable to the Russell 2000 Fund from its ownership in other collective investment funds.


(g) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.

                                                                     YEAR ENDED DECEMBER 31,                PERIOD ENDED
                                                       ---------------------------------------------------  DECEMBER 31,
                                                            1997          1996        1995        1994         1993**
                                                       ------------- ------------- ---------- ------------ -------------
DAILY EAFE FUND
Net investment income (loss)* ........................  $     0.29       $  0.29    $  0.25     $   0.19       $ (0.01)
Distribution of securities lending fee income (a).....       (0.01)        (0.01)     (0.01)        0.00          0.00
Net realized and unrealized gain (loss) ..............       (0.10)         0.44       0.99         0.59         (0.13)
                                                        ----------    ----------    -------     --------       -------
Net increase (decrease) ..............................        0.18          0.72       1.23         0.78         (0.14)
NET ASSET VALUE
Beginning of period ..................................       12.59         11.87      10.64         9.86         10.00
                                                        ----------    ----------    -------     --------       -------
End of period ........................................  $    12.77       $ 12.59    $ 11.87     $  10.64       $  9.86
                                                        ==========    ==========    =======     ========       =======
Total return*** ......................................        1.51%         6.15%     11.64%        7.91%        (1.40)%
                                                        ==========    ==========    =======     ========       =======
Ratio of expenses to average net assets (b) ..........        0.11%         0.19%      0.20%        0.19%         0.57%
                                                        ----------    ----------    -------     --------       -------
Ratio of net investment income to average net
 assets (b) ..........................................        2.23%         2.38%      2.22%        1.88%        (0.14)%
                                                        ----------    ----------    -------     --------       -------
Portfolio turnover ...................................          9%            5%          9%          47%           28%
                                                        ----------    ----------    -------     --------       -------
Average broker commission per share (c) ..............  $   0.0179     $  0.0149       N/A         N/A           N/A
                                                        ----------    ----------    -------     --------      --------
Net assets, end of year (000s) .......................  $  333,013     $  99,048    $75,760     $139,678      $229,612
                                                        ==========    ==========    =======     ========      ========


----------------
  * Net investment income (loss) per unit has been calcuated based upon an average of monthly units outstanding.

 ** The Daily EAFE Fund commenced operations on September 30, 1993.

*** Total return is based on the value of a single unit of participation outstanding throughout the entire period. It represents the percentage change in the net asset value per unit between the beginning and end of each period and assumes reinvestment of any distributions. The calculation includes only those expenses charged directly to the Daily EAFE Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amounts represent those which are less than $.005 per unit.

(b) 1993 data annualized.

(c) Represents total commission paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.

                                                                   YEAR ENDED DECEMBER 31,                          PERIOD ENDED
                                             -------------------------------------------------------------------    DECEMBER 31,
                                                  1997              1996             1995              1994            1993*
                                             --------------   ---------------   --------------   ---------------   -------------
DAILY GOVERNMENT/CORPORATE BOND
 FUND
Net investment income** ..................     $    0.83       $      0.78        $   0.70         $    0.73         $  0.11
Net realized and unrealized gain
 (loss) ..................................          0.32             (0.42)           1.17             (1.05)          (0.17)
                                               ---------       -----------       ---------         ---------         -------
Net increase (decrease) ..................          1.15              0.36            1.87             (0.32)          (0.06)
NET ASSET VALUE
Beginning of period ......................         11.85             11.49            9.62              9.94           10.00
                                               ---------       -----------       ---------         ---------         -------
End of period ............................     $   13.00       $     11.85        $  11.49         $    9.62         $  9.94
                                               =========       ===========       =========         =========         =======
Total return (a)*** ......................          9.70%             3.13%          19.44%            (3.22)%         (3.27)%
                                               =========      ============       =========         =========         =======
Ratio of expenses to average net
 assets (a) ..............................          0.01%             0.01%           0.01%             0.01%           0.02%
Ratio of net investment income to
 average net assets (a) ..................          6.73%             6.82%           6.53%             6.81%           5.94%
Portfolio turnover .......................           294%              299%            611%              144%             23%
Net assets, end of period (000s) .........    $4,273,490      $  3,060,002      $1,991,393        $1,540,440        $322,680
                                              ==========      ============      ==========        ==========        ========


----------
(a) 1993 data annualized.

 *  Investment operations commenced on October 25, 1993.

 ** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


SHORT-TERM INVESTMENT FUND




                                                                     YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------------------------
                                      1997             1996            1995             1994            1993             1992
                                ---------------- --------------- ---------------- --------------- ---------------- ----------------
Net investment income .........    $   0.0563       $   0.0548      $   0.0604       $  0.0424       $   0.0336       $   0.0402
                                   ==========       ==========      ==========       =========       ==========       ==========
Distributions from net
 investment income ............    $   0.0563       $   0.0548      $   0.0604       $  0.0424       $   0.0336       $   0.0402
                                   ==========       ==========      ==========       =========       ==========       ==========
Total return** ................          5.77%            5.62%           6.21%           4.32%            3.41%            4.09%
Ratio of expenses to
 average net assets* ..........            --%              --%             --%             --%              --%              --%
Ratio of net investment
 income to average net
 assets .......................          5.63%            5.56%           6.04%           4.24%            3.36%            4.02%
Net assets, end of year
 (000s) .......................   $18,563,057      $13,762,940     $12,393,148      $9,239,219      $12,657,842      $10,016,685
                                  ===========      ===========     ===========      ==========      ===========      ===========


----------
 * Less than .01%.

** Total return calculation assumes dividend reinvestment and includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

                              INVESTMENT OPTIONS
--------------------------------------------------------------------------------
Ten INVESTMENT OPTIONS are available under the Program. Three of these are discussed below: the Equity Index Fund and the two Lifecycle
Funds--Conservative and Moderate. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying Funds in which the Lifecycle Fund Group Trusts invest.

Each of the Funds discussed below has a different investment objective that it seeks to achieve by following specific investment policies. The investment objective of these Funds can only be changed by the Trustees. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF ANY OF THESE FUNDS WILL BE MET. See Risks and Investment Techniques.



                             THE EQUITY INDEX FUND
--------------------------------------------------------------------------------
OBJECTIVE. The Equity Index Fund seeks to achieve a total return which parallels that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") by investing in a mutual fund designated by the Trustees, the SSgA S&P 500 Index Fund (formerly known as "The Seven Seas S&P 500 Index
Fund"). There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Equity Index Fund will invest 100 percent of its assets in shares of the SSgA S&P 500 Index Fund.

THE SSGA S&P 500 INDEX FUND. The SSgA S&P 500 Index Fund's investment objective is to emulate the total return of the S&P 500 Index. The SSgA S&P 500 Index Fund seeks to achieve its objective by investing in all 500 stocks in the S&P 500 Index in proportion to their weightings in the S&P 500 Index. To the extent that all 500 stocks cannot be purchased, the SSgA S&P 500 Index Fund will purchase a representative sample of the stocks listed in the S&P 500 Index in proportion to their weightings.

The SSgA Fund was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, The SSgA Fund issues shares in different investment portfolios, one of which is the SSgA S&P 500 Index Fund. The investment adviser of the SSgA S&P 500 Index Fund is State Street.

"S&P 500" IS A TRADEMARK OF STANDARD & POOR'S CORPORATION THAT HAS BEEN LICENSED FOR USE BY THE SSGA S&P 500 INDEX FUND. THE SSGA S&P 500 INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S CORPORATION, AND STANDARD & POOR'S CORPORATION MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SSGA S&P 500 INDEX FUND.

The S&P 500 Index is composed of 500 common stocks which are chosen by Standard and Poor's Corporation to best capture the price performance of a large cross-section of the United States publicly traded stock market. The S&P 500 Index is structured to approximate the general distribution of industries in the United States economy. The inclusion of a stock in the S&P 500 Index in no way implies that Standard & Poor's Corporation believes the stock to be an attractive investment, nor is Standard & Poor's a sponsor of or in any way affiliated with the SSgA S&P 500 Index Fund or the Equity Index Fund. The 500 securities, most of which trade on the New York Stock Exchange, represent approximately 75 percent of the market value of all common stocks. Each stock in the S&P 500 Index is weighted by market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500 Index. Component stocks included in the S&P 500 Index are chosen with the aim of achieving a distribution at the index level representative of the various components of the United States gross national product and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 Index may include Canadian securities. No other foreign securities are eligible for inclusion.

For further information about the SSgA S&P 500 Index Fund, see the SSgA S&P 500 Index Fund's prospectus and the related Statement of Additional Information. Free additional copies of the SSgA S&P 500 Index Fund prospectus and copies of the related Statement of Additional Information may be obtained by calling an Equitable Life Account Executive. Participants and employers should carefully read the prospectus of the SSgA S&P 500 Index Fund before they allocate contributions or transfer amounts to the Equity Index Fund.

VOTING RIGHTS. The SSgA S&P 500 Index Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the SSgA S&P 500 Index Fund allocated to the Equity Index Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Equity Index Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the SSgA S&P 500 Index Fund in proportion to their interest in the Equity Index Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares for which no instructions are received. Employers, participants or trustees will receive periodic reports about the SSgA S&P 500 Index Fund and proxy materials together with a voting instruction form, in connection with shareholder meetings. The costs of soliciting voting instructions from participants will be borne by the SSgA S&P 500 Index Fund.


                  LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE
--------------------------------------------------------------------------------
Each Lifecycle Fund is a separate account of Equitable Life. Contributions may be made to the Lifecycle Fund --Conservative and/or the Lifecycle Fund--Moderate. Each of the Lifecycle Funds invests in a Lifecycle Fund Group Trust--Conservative or Moderate having identical investment objectives and policies as the Lifecycle Fund to which it relates. In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying Funds. The following table diagrams this investment structure:

           ---------------                           ---------------
           LIFECYCLE FUND-                           LIFECYCLE FUND-
            CONSERVATIVE                                MODERATE
              (SA 197)                                  (SA 196)
           ---------------                           ---------------
                 |                                          |
                 |                                          |
                 |                                          |
                 |                                          |
                 |                                          |
        |--------|                                          |-------|
        |                                                           |
        |                                                           |
 --------------                                              --------------
 LIFECYCLE FUND                                              LIFECYCLE FUND
 GROUP TRUST-                                                 GROUP TRUST-
 CONSERVATIVE                   UNDERLYING FUNDS                MODERATE
 --------------                                              --------------
      |                                                            |
      -------------------------------------------------------------
        |               |            |             |               |
        |               |            |             |               |
        |               |            |             |               |
     --------        -------       -----       ---------      ----------
     SAP 500         RUSSELL       DAILY         DAILY        SHORT TERM
     FLAGSHIP         2000         EAFE          GOV'T        INVESTMENT
       FUND           FUND         FUND        CORPORATE         FUND
     --------        -------       -----       BOND FUND      ----------
                                               ---------

                        THE LIFECYCLE FUND GROUP TRUSTS
--------------------------------------------------------------------------------
The Lifecycle Fund Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group Trust is organized as a common law trust under Massachusetts law, and because of exclusionary provisions, is not subject to regulation under the 1940 Act.

There are two Lifecycle Fund Group Trusts: the Lifecycle Fund Group Trust--Conservative and the Lifecycle Fund Group Trust--Moderate. State Street serves as the trustee and investment manager to each of these Group Trusts. Each of the Lifecycle Fund Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the "Underlying Funds") maintained by State Street and offered exclusively to tax exempt retirement plans.

-------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE
-------------------------------------------------------------------------------

OBJECTIVE. The Lifecycle Fund Group Trust--Conservative seeks to provide current income and a low to moderate growth of capital. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Fund Group Trust--Conservative seeks to achieve its objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Conservative.


          S&P 500 Flagship Fund                    15%
          Russell 2000 Fund                         5%
          Daily EAFE Fund                          10%
          Daily Government/Corporate Bond Fund     50%
          Short Term Investment Fund               20%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Conservative, from time to time makes adjustments in the mix of Underlying Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

-------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST--MODERATE
-------------------------------------------------------------------------------

OBJECTIVE. The Lifecycle Fund Group Trust--Moderate seeks to provide growth of capital and a reasonable level of current income. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Fund Group Trust--Moderate intends to achieve its investment objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Moderate.


          S&P 500 Flagship Fund                    35%
          Russell 2000 Fund                        10%
          Daily EAFE Fund                          15%
          Daily Government/Corporate Bond Fund     30%
          Short Term Investment Fund               10%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Moderate, from time to time makes adjustments in the mix of Underlying Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

                             THE UNDERLYING FUNDS
--------------------------------------------------------------------------------
Like the Lifecycle Fund Group Trusts, the Underlying Funds are collective investment funds maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying Funds may receive contributions from other tax exempt retirement plans.

The Underlying Funds are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying Funds.

-------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
-------------------------------------------------------------------------------

OBJECTIVE. The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the total return of the S&P 500 Index. "S&P 500" is a trademark of Standard & Poor's Corporation that has been licensed for use by the Flagship Fund. The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund. For further information on the S&P 500 Index, see the discussion of the Equity Index Fund under Investment Options.

INVESTMENT POLICIES. The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 futures contracts in lieu of cash equivalents. U.S. Treasury Bills and other short-term cash equivalents owned by the Flagship Fund will be held as collateral for the futures contracts. For additional discussion related to the investment policies of the Flagship Fund, see discussion below under Risks and Investment Techniques and the Statement of Additional Information.

-------------------------------------------------------------------------------
RUSSELL 2000 FUND
-------------------------------------------------------------------------------

OBJECTIVE. The investment objective of the Russell 2000 Fund is to replicate, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell"). The Russell 2000 Fund will invest its assets directly in shares of companies included in the Russell 2000 Index.

The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. It is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.

INVESTMENT POLICIES. The Russell 2000 Fund fully replicates the Russell 2000 Index with the possible exception of the smallest securities in the index; due to the relative illiquidity of those securities.

The composition of the Russell 2000 Index is updated monthly to reflect changes in the stock market capitalization of companies in the Index. Once a year, companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.

The Russell 2000 Fund is neither sponsored by nor affiliated with Frank Russell. Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.

For additional discussion related to the investment policies of the Russell 2000 Fund, see discussion below under Risks and Investment Techniques and the Statement of Additional Information.

-------------------------------------------------------------------------------
DAILY EAFE FUND
-------------------------------------------------------------------------------
OBJECTIVE. The investment objective of the Daily EAFE Fund is to closely match the performance of the Morgan Stanley Capital International EAFE Index ("EAFE Index") while providing daily liquidity.

INVESTMENT POLICIES. The Daily EAFE Fund seeks to achieve its objective by investing directly in each of the foreign markets which comprise the EAFE Index. The EAFE Index is a broadly diversified international index consisting of more than 1,100 companies traded on the markets of Europe, Australia, New Zealand and the Far East. The investments may include equity securities, equity-based derivatives, futures contracts, index swaps and foreign exchange contracts. The Daily EAFE Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.

As of December 31, 1997, Japan (25.2%) and the United Kingdom (21.6%) dominated the market capitalization of the EAFE Index, with companies located in Germany, France, Switzerland and Hong Kong also being well represented on the Index. The Index covers a wide spectrum of industries, with the banking and finance industry constituting 25.1%, consumer goods 22.9%, services 21.2%, capital equipment 10.3%, materials 6.6% of the market capitalization of the Index (as of December 31, 1997). Morgan Stanley Capital International, the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Fund.

The Daily EAFE Fund seeks to fully replicate the MSCI EAFE Index, but may not be able to hold all of the more than 1,000 stocks that comprise the EAFE Index from time to time because of the costs involved. From time to time the Daily EAFE Fund will hold a representative sample of the issues that comprise the EAFE Index. Stocks will be selected for inclusion in the Daily EAFE Fund based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Fund will invest in each country in approximately the same percentage as the country's weight in the EAFE Index.

For additional discussion related to the investment policies of the Daily EAFE Fund, see discussion below under Risks and Investment Techniques and the Statement of Additional Information.

-------------------------------------------------------------------------------
DAILY GOVERNMENT/CORPORATE BOND FUND
-------------------------------------------------------------------------------

OBJECTIVE. The investment objective of the Daily Government/Corporate Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers Government/Corporate Bond Index.

INVESTMENT POLICIES. The GC Bond Fund seeks to achieve its investment objective by making direct investment in marketable instruments and securities. In addition, the GC Bond Fund may make direct investments in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset backed securities,
(4) mortgage backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements, (6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The securities in the GC Bond Fund will have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's.

For additional discussion related to the investment policies of the GC Bond Fund, see discussion below under Risks and Investment Techniques and the Statement of Additional Information.

-------------------------------------------------------------------------------
SHORT TERM INVESTMENT FUND
-------------------------------------------------------------------------------

OBJECTIVE. The investment objective of the Short Term Investment Fund ("STIF Fund") is to maintain a diversified portfolio of short-term securities.

INVESTMENT POLICIES. The STIF Fund intends to achieve its objective by investing in money market securities rated at least A-1 by Standard and Poor's and P-1 by Moody's at the time of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least "A" by Standard & Poor's or "A" by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds, repurchase agreements and banker's acceptances. Most of the investments may have a range of maturity from overnight to 90 days. Twenty percent of the STIF Fund, however, may be invested in assets having a maturity in excess of 90 days but not more than thirteen months.

For additional discussion regarding the investment policies of the STIF Fund, see discussion below under Risks and Investment Techniques and the Statement of Additional Information.

-------------------------------------------------------------------------------
VOTING RIGHTS: THE LIFECYCLE FUNDS
-------------------------------------------------------------------------------

Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying Fund, or with respect to any changes in investment policy of any of these entities.

-------------------------------------------------------------------------------
RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND
GROUP TRUSTS AND UNDERLYING FUNDS
-------------------------------------------------------------------------------

You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risks and investment techniques associated with investments by the Equity Index Fund in the Seven Seas S&P 500 Index Fund are discussed in the prospectus and Statement of Additional Information for that Fund.

IN GENERAL. You should note that the Flagship Fund, the 2000 Fund and the Daily EAFE Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to duplicate the investment performance of their benchmark indices through automated statistical analytic procedures. For example, the Flagship Fund attempts to match the return of the S&P 500 Index by using automated statistical methods to make stock selections. Similar methods are employed in selecting stocks for the 2000 Fund and the Daily EAFE Fund. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

Also, you should note that each of the Underlying Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street. The short-term fixed income securities in which an Underlying Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.

EQUITY SECURITIES. Certain of the Underlying Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced.

The securities of the smaller companies in which some of the Underlying Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies, both because the securities typically are traded in lower volume and because the issuers typically are subject, to a greater degree, to changes in earnings and profits.

FIXED-INCOME SECURITIES. Certain of the Underlying Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.

FOREIGN SECURITIES. The Daily EAFE Fund will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.

Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuers, whether from currency blockage or otherwise. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

Since foreign securities purchased by the Underlying Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying Fund changes investments from one country to another.

Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.

FUTURES CONTRACTS. Certain of the Underlying Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying Fund will incur brokerage fees when it purchases and sells futures contracts.

The Underlying Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying Fund and for hedging purposes.

Transactions in futures contracts entail certain risks and transaction costs to which an Underlying Fund would not otherwise be subject, and the Underlying Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include: (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.

An Underlying Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying Fund might realize from trading could be eliminated by adverse changes in the exchange rate, or such Underlying Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. Certain of the Underlying Funds may invest in the securities of medium and smaller sized companies with market capitalization of $500 million to $1.5 billion. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.

LENDING OF SECURITIES. Certain of the Underlying Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. Cash collateral will be invested in various collective investment funds maintained by State Street. The net income from such investments will increase the return to the Underlying Funds. All securities lending transactions in which the Underlying Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.

INVESTMENTS BY THE STIF FUND. Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.

The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.



                         HOW WE CALCULATE THE VALUE OF
                           AMOUNTS ALLOCATED TO THE
                       EQUITY INDEX AND LIFECYCLE FUNDS
--------------------------------------------------------------------------------
CONTRIBUTIONS AND TRANSFERS: PURCHASE OF FUND UNITS. The portion of each contribution or transfer allocated to the Equity Index Fund or the Lifecycle Funds will be used to purchase Units. Your interest in each Fund is represented by the value of the Units credited to your Account for that Fund. The number of Units purchased by a contribution or transfer to a Fund is calculated by dividing the amount allocated by the Unit Value calculated as of the close of business on the day we receive your contribution or transfer instruction. The number of Units credited to your Account will not vary because of any subsequent fluctuation in the Unit Value, but the value of a Unit fluctuates with the investment experience of the Fund. In other words, the Unit Value will reflect the investment income and realized and unrealized capital gains and losses of that Fund as well as the deductions and charges we make to the Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:

o First, we take the value of the Fund's assets at the close of business on the preceding business day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month and;

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.

The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (currently 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest cent.

Investments made by each Lifecycle Fund Group Trust in the Underlying Funds will be valued at the Underlying Fund's net asset value per unit. The units of each Underlying Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily. Assets of the Flagship Fund, 2000 Fund, Daily EAFE Fund and the GC Bond Fund are valued on the basis of readily available market values or, if no such values are available, on the basis of fair values as determined in good faith by State Street. Assets of the STIF Fund are valued at amortized cost. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and valued daily by adjusting for premium amortization or discount accretion.

                        EQUITABLE LIFE AND STATE STREET
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
EQUITABLE LIFE
-------------------------------------------------------------------------------

Equitable Life is a New York stock life insurance company that has been in business since 1859. For more than 100 years we have been among the largest life insurance companies in the United States. Equitable Life has been selling annuities since the turn of the century. Our Home Office is located at 1290 Avenue of the Americas, New York, New York 10104. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States. We are one of the nation's leading pension fund managers.

Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). The largest stockholder of the Holding Company is AXA-UAP ("AXA"). As of December 31, 1997, AXA beneficially owned 58.7% of the outstanding shares of common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial service companies.

Equitable Life, the Holding Company and their subsidiaries managed assets of approximately $274.1 billion as of December 31, 1997, including third party assets of approximately $216.9 billion. These assets are primarily managed for retirement and annuity programs for businesses, tax-exempt organizations and individuals. This broad customer base includes nearly half the Fortune 100, more than 42,000 small businesses, state and local retirement funds in more than half the 50 states, approximately 250,000 employees of educational and non-profit institutions, as well as nearly 500,000 individuals. Millions of Americans are covered by Equitable Life's annuity, life, health and pension contracts.

-------------------------------------------------------------------------------
THE SEPARATE ACCOUNTS
-------------------------------------------------------------------------------

Each of the seven Funds is a separate account of Equitable Life; we own all of the assets of the separate accounts. A separate account is a separate investment account which we use to support our group annuity contracts, and for other purposes permitted by applicable law. We keep the assets of each separate account segregated from our general account and from any other separate accounts we may have. Although the assets of the Funds are our property, our obligation to you under the group annuity contract equals the value of your accumulation in each Fund.


Income, gains and losses, whether or not realized, from assets invested in the Funds are, in accordance with the group annuity contract, credited to or charged against each Fund without regard to our other income, gains or losses. This means that assets supporting account balances in the Separate Accounts are not subject to claims of Equitable's creditors. The portion of each Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. We may, however, transfer amounts owed to us, such as fees and expenses, to our general account at any time. We may make these transfers even if the Fund in question does not have sufficient liquidity to make all withdrawals requested by participants.


The separate account which we call the Equity Index Fund was established on February 1, 1994. The separate accounts which we call the Lifecycle Funds were established on May 1, 1995. The Funds are governed by the laws and regulations of the state of New York, where we are domiciled, and may also be governed by laws of other states in which we do business. The Equity Index Fund and Lifecycle Funds are used exclusively for the ADA Program. Because of exclusionary provisions, the Separate Accounts are not subject to regulations under the 1940 Act.

We do not manage the Equity Index Fund or the Lifecycle Funds. We act in accordance with the investment policies established by the Trustees.

-------------------------------------------------------------------------------
STATE STREET
-------------------------------------------------------------------------------

State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110. Through its institutional investment arm, SSgA, State Street provides a comprehensive array of investment products that span the spectrum from indexed to fully active investment management approaches.

Its customers include corporate, union, and public pension plans, endowments, foundations and other financial institutions in the U.S. and abroad. As of December 31, 1997, State Street was ranked the largest U.S. manager of international index assets and the second largest U.S. manager of tax-exempt assets. It had total assets of $398.5 billion under management at December 31, 1997.

-------------------------------------------------------------------------------
THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS
-------------------------------------------------------------------------------

Each of the Lifecycle Fund Group Trusts and the Underlying Funds (referred to collectively herein as "Trust" or "Trusts") is a collective investment fund maintained by State Street. Although similar in many respects to mutual funds, a collective investment fund is excluded from regulation under the 1940 Act if it is maintained by a bank and consists only of assets of tax qualified retirement plans. The Trusts and Underlying Funds each satisfy both of these requirements, and are not subject to the 1940 Act as otherwise applicable to mutual funds.

Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. Under the Trusts, participants have no voting rights with respect to the selection of State Street, as trustee, the selection of the Trust's investment adviser or manager, or changes to any investment policy of the Trust.

State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.

TAX STATUS OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS. Each Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Trust, it is anticipated that any tax thereon would be reported and paid by the Trust as an expense of such Trust.

                            INVESTMENT PERFORMANCE
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
MEASURING THE INVESTMENT PERFORMANCE OF THE FUNDS
-------------------------------------------------------------------------------

We recognize that the performance of the Funds that you invest your retirement savings in is important to you. The purpose of this discussion is to give you an overview of how our Funds have performed in the past year. OF COURSE, PAST PERFORMANCE CANNOT BE USED TO PREDICT FUTURE PERFORMANCE.

Fund performance is most often measured by the change in the value of fund units over time. Unlike typical mutual funds, which usually distribute earnings annually, separate account funds reinvest all earnings. As described previously, the unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Changes in the unit values can be expressed in terms of the Fund's annual percentage change, its average annual change, or its cumulative change over a period of years. Each of these measurements is valuable on its own. In addition, it often is helpful to compare the Fund's performance with the results of unmanaged market indices.

The following tables and graphs provide a historical view of the Funds' investment performance. The information presented includes performance results for each Fund, along with data representing unmanaged market indices. Financial statements for the Funds can be found in the SAI.

-------------------------------------------------------------------------------
UNMANAGED MARKET INDICES
-------------------------------------------------------------------------------

Unmanaged market indices, or "benchmarks," while providing a broader perspective on relative performance, are only a tool for comparison. Performance data for the unmanaged market indices do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed fund. This effectively overstates the rate of return of the market indices relative to that which would be available to a typical investor, and limits the usefulness of these indices in assessing the performance of the Funds. Since the Funds do not distribute dividends or interests, the market indices have been adjusted to reflect reinvestment of dividends and interest to provide greater comparability.

We have presented data for the following unmanaged indices. Each of these may be appropriate comparative measures of performance for the applicable Funds.

o STANDARD AND POOR'S 500 INDEX ("S&P 500") -- an unmanaged weighted index of the securities of 500 industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market. This index should not be confused with the performance of the Equity Index Fund nor that of the SSgA S&P 500 Index Fund, which seek to emulate the results of the S&P 500 Index. See The Investment Options -- The Equity Index Fund for more information.

o RUSSELL 2000 INDEX ("RUSSELL 2000") -- an unmanaged broadly diversified index maintained by Frank Russell Company consisting of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market.

o MORGAN STANLEY CAPITAL INTERNATIONAL EAFE INDEX ("EAFE") -- an unmanaged index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.

o LEHMAN GOVERNMENT/CORPORATE BOND INDEX ("LEHMAN") -- an unmanaged index widely regarded by investors as representative of the bond market.

o SALOMON BROTHERS 3-MONTH T-BILL INDEX ("SALOMON 3 MO. T-BILL") -- an unmanaged index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

o CONSUMER PRICE INDEX (URBAN CONSUMERS -- NOT SEASONALLY ADJUSTED) "CPI" -- an index of inflation.

-------------------------------------------------------------------------------
HOW PERFORMANCE DATA ARE PRESENTED
-------------------------------------------------------------------------------

We have shown performance on several different bases:


  o  The annual percentage changes in Fund Unit Values,
  o  The average annual percentage change in Fund Unit Values

THE FUNDS' PERFORMANCE SHOWN MAY NOT REPRESENT YOUR ACTUAL EXPERIENCE AND IT DOES NOT REPRESENT THE EFFECT OF THE RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. The annual percentage change in Fund unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. During any year unit values will, of course, increase or decrease reflecting fluctuations in the securities markets. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income. Performance data for the Equity Index Fund reflects the performance of Separate Account No. 195 for the period beginning February 1, 1994. For periods prior to February 1, 1994, hypothetical performance is shown, which reflects the performance of the SSgA S&P 500 Index Fund beginning 1993, the first full year after that Fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund. No results are shown for periods prior to 1993, as the State Street S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.

-------------------------------------------------------------------------------
ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES*
-------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                       LIFECYCLE    LIFECYCLE                                            SALOMON
            EQUITY       FUND--        FUND--       S&P      RUSSELL                      3-MO.
            INDEX    CONSERVATIVE    MODERATE       500       2000      EAFE    LEHMAN   T-BILL     CPI
---------------------------------------------------------------------------------------------------------
 1997        31.7%        9.9%         16.1%       33.4%      22.4%      1.8%     9.8%     5.2%      1.9%
---------------------------------------------------------------------------------------------------------
 1996        21.3         4.3          10.6        23.0       16.5       6.1      2.9      5.3       3.3
---------------------------------------------------------------------------------------------------------
 1995        35.1         5.9          10.1        37.5       28.4      11.2     19.2      5.7       2.9
---------------------------------------------------------------------------------------------------------
 1994         0.7          --            --         1.3       -1.8       7.8     -3.5      4.2       2.7
---------------------------------------------------------------------------------------------------------
 1993         6.4          --            --        10.0       18.9      32.6     11.0      3.1       2.7
---------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
AVERAGE ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES -- YEARS ENDING
DECEMBER 31, 1997*
-------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                          LIFECYCLE    LIFECYCLE                                            SALOMON
              EQUITY       FUND--        FUND--       S&P      RUSSELL                       3-MO.
               INDEX    CONSERVATIVE    MODERATE      500        2000      EAFE    LEHMAN   T-BILL     CPI
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
 1 Year         31.7%        9.9%         16.1%       33.4%      22.4%      1.8%     9.8%     5.2%     1.9%
------------------------------------------------------------------------------------------------------------
 3 Years        29.2          --            --        31.2       22.3       6.3     10.4      5.4      2.6
------------------------------------------------------------------------------------------------------------


* Hypothetical results are shown in italics.

PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTIONS.

                                  THE PROGRAM
--------------------------------------------------------------------------------
The purpose of this section is to explain the ADA Members Retirement Program in more detail. Although we have described important aspects of the Program, you should understand that the provisions of your plan and the Participation Agreement will define the scope of the Program and its specific terms and conditions. This section is for employers, and for the purposes of this section, "you" and "your" refer to you in that role although you may also be a participant in the plan.

-------------------------------------------------------------------------------
EMPLOYERS WHO MAY PARTICIPATE IN THE PROGRAM
-------------------------------------------------------------------------------

If you are a sole proprietor, a partner or a shareholder in a professional corporation, your practice, as an employer, can adopt the Program if you or at least one of your fellow partners or shareholders is a member of:

 o  the ADA,
 o  one of its constituent or component societies, or
 o an ADA-affiliated organization whose participation in the Program has been approved by the Council on Insurance of the ADA.

ADA constituent or component societies may also adopt the Program for their own employees within certain limitations imposed by the Internal Revenue Code.

-------------------------------------------------------------------------------
CHOICES FOR THE EMPLOYER
-------------------------------------------------------------------------------

The ADA Members Retirement Program gives you a variety of approaches to choose from. You can:


o Adopt our Master Plan, which gives you options as to types of plans and plan provisions. The Master Plan uses the Program Investment Options as the exclusive investment choices.
o Adopt the Self-Directed Prototype plan, which gives additional flexibility to choose investments, or
o Maintain your own individually-designed plan, but use the Investment Options as an investment for your plan.

-------------------------------------------------------------------------------
SUMMARY OF THE PLANS AND TRUSTS
-------------------------------------------------------------------------------

THE MASTER PLAN -- Under the Master Plan, you will automatically receive a full range of services from Equitable Life, including your choice of the Investment Options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting.

o The Master Plan is a defined contribution master plan which can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) features, and beginning with plan years after December 31, 1998, safeharbor 401(k)), a defined contribution pension plan, or both.

THE SELF-DIRECTED PROTOTYPE PLAN -- is a defined contribution prototype plan which can be used to combine the Program Investment Options with individual investments such as stocks and bonds. Employers must also adopt the Pooled Trust and maintain a minimum of $25,000 in the Trust at all times. We provide recordkeeping services only for plan assets held in the Pooled Trust.

THE ADA MEMBERS POOLED TRUST FOR RETIREMENT PLANS -- is an investment vehicle to be used by those who have an individually designed qualified retirement plan. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets held in the Pooled Trust.

-------------------------------------------------------------------------------
INFORMATION ON JOINING THE PROGRAM
-------------------------------------------------------------------------------

Our Retirement Program Specialists are available to answer your questions about joining the Program. To reach one of our Retirement Program Specialists, call or write to us at:


By Phone                        1-800-523-1125, ext. 2608
                                From Alaska, 0-201-583-2395, collect
                                Specialists are available from 9 a.m. to 5 p.m. Eastern Time,
                                Monday through Friday.

By Regular Mail                 The ADA Members Retirement Program
                                c/o Equitable Life
                                Box 2011
                                Secaucus, New Jersey 07096

By Registered, Certified or     The ADA Members Retirement Program
 Overnight Mail                 c/o Equitable Life
                                200 Plaza Drive, 2-B55
                                Secaucus, New Jersey 07094


-------------------------------------------------------------------------------
CHOOSING THE RIGHT PLAN
-------------------------------------------------------------------------------

Choosing the right plan depends on your own unique set of circumstances. Although Equitable Life's Retirement Program Specialists can help explain the Program, you and your tax advisors must decide which plan is best for you.

-------------------------------------------------------------------------------
GETTING STARTED IN THE PROGRAM AFTER CHOOSING A PLAN
-------------------------------------------------------------------------------

To adopt the Master Plan, you must complete a Participation Agreement. If you have your own plan and wish to use the Pooled Trust as an investment option, the trustee of your plan must complete the appropriate Participation Agreement. Our Retirement Program Specialists can help you complete the Participation Agreement for review by your tax advisor.


To adopt our prototype self-directed plan, you must complete the prototype plan adoption agreement and a Participation Agreement for the Pooled Trust. In addition, you must also arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper of your choice or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, DLJ Direct, at special rates or use the services of any other broker.

-------------------------------------------------------------------------------
COMMUNICATING WITH US AFTER YOU ENROLL
-------------------------------------------------------------------------------


By Phone

To Reach an Account                                                              1-800-223-5790
 Executive                                                                       (9 a.m. to 5 p.m. Eastern Time, Monday through
                                                                                 Friday)

To Reach the Account                                                             1-800-223-5790 (24 Hours)
 Investment Management
 ("AIM") System:
-------------------------------------------------------------------------------------------------------------------------------

By Regular Mail (Other than                                                      The ADA Members Retirement Program
 contribution checks)                                                            Box 2486 G.P.O.
                                                                                 New York, New York 10116
-------------------------------------------------------------------------------------------------------------------------------

By Registered, Certified or                                                      The ADA Members Retirement Program c/o
 Overnight Mail                                                                  Equitable Life
                                                                                 200 Plaza Drive, Second Floor
                                                                                 Secaucus, New Jersey 07094
-------------------------------------------------------------------------------------------------------------------------------

For Contribution Checks Only                                                     The Association Members Retirement Program
                                                                                 P.O. Box 1599
                                                                                 Newark, New Jersey 07101-9764


-------------------------------------------------------------------------------
YOUR RESPONSIBILITIES AS THE EMPLOYER
-------------------------------------------------------------------------------

Employers adopting the Master Plan are responsible for the plan and its administration. This includes certain responsibilities relating to the administration and continued qualification of your plan. See Your
Responsibilities As Employer in the SAI for a list of responsibilities which you will have if you adopt the Master Plan.

If you have an individually designed plan, you already have these responsibilities; they are not increased in any way by your adoption of the Pooled Trust for investment purposes only. It is your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI.

If you utilize our prototype self-directed plan, you will have responsibilities as the plan administrator and will also have to appoint a plan trustee; these responsibilities will be greater than those required by the adoption of the Master Plan. Again it is also your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI. You should consult your legal advisor for an understanding of your legal responsibilities under the self-directed plan.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you.

-------------------------------------------------------------------------------
WHEN TRANSACTIONS ARE EFFECTIVE
-------------------------------------------------------------------------------

A business day is any day both we and the New York Stock Exchange are open. Contributions, transfers, and allocation changes are normally effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Master Plan, there are plan provisions to the contrary. However, we may have to delay the processing of any transaction which is not accompanied by a properly completed form or which is not mailed to the correct address. An Account

Executive will generally be available to speak with you each business day from 9 a.m. to 5 p.m. Eastern Time. We may, however, close due to emergency conditions.

-------------------------------------------------------------------------------
MINIMUM INVESTMENTS
-------------------------------------------------------------------------------

There is no minimum amount which must be invested if you adopt the Master Plan, or if you have your own individually-designed plan and use the Pooled Trust as an investment.


If you adopt our self-directed prototype plan, you must keep at least $25,000 in the Pooled Trust at all times.

-------------------------------------------------------------------------------
MAKING CONTRIBUTIONS TO THE PROGRAM
-------------------------------------------------------------------------------


You should send contribution checks or money orders payable to The ADA Retirement Trust to the address shown under Communicating With Us After You Enroll. All contributions must be accompanied by a properly completed Contribution Remittance form which designates the amount to be allocated to each participant. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed. The preferred form of payment is a single check on your business or personal account payable to Equitable Life. Payment may also be in the form of a single money order, bank draft or cashier's check payable directly to Equitable Life. These checks, money orders and drafts are accepted subject to collection. Cash and traveler's checks are not acceptable. Third party checks endorsed to Equitable Life are not acceptable form of payment unless the check is rollover money directly from a qualified retirement plan, a tax-free exchange under the Internal Revenue Code, or a trustee check that involves no refund. We reserve the right to reject a payment if an unacceptable form of payment is received.



Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

-------------------------------------------------------------------------------
OUR ACCOUNT INVESTMENT MANAGEMENT (AIM) SYSTEM
-------------------------------------------------------------------------------

We offer an automated telephone system for participants to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use the AIM System, you must have a Personal Security Code (PSC) number. You are assigned a PSC number when we receive a completed enrollment form for the plan.


If you have a touch-tone telephone you may make transfers on the AIM System. Procedures have been established by Equitable Life for its AIM System that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If Equitable Life does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any action on our part or any failure or omission to act as a result of our own negligence, lack of good faith or willful misconduct. In light of the procedures established, Equitable Life will not be liable for following telephone instructions that we reasonably believe to be genuine. We may discontinue the telephone transfer service at any time without notice.

-------------------------------------------------------------------------------
ALLOCATING CONTRIBUTIONS AMONG THE INVESTMENT OPTIONS
-------------------------------------------------------------------------------

Under the Master Plan, participants make all investment decisions. Under an individually-designed plan or our self-directed prototype plan, either the participants or the plan trustees make the investment allocation decisions, depending on the terms of the plan.


Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. You may allocate employer contributions in different percentages than employee contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

-------------------------------------------------------------------------------
TRANSFERS AMONG THE INVESTMENT OPTIONS
-------------------------------------------------------------------------------

Participants in the Master Plan may make transfers on a daily basis without charge. Participants in other plans may make transfers whenever the plan allows them to do so. We do not charge a fee for transfers. (If an individually designed plan does not allow transfers by individual participants, only you as employer or trustee may make a transfer.)


Participants may use the AIM System to transfer amounts among the investment options. All transfers are made as of the close of business on the day we receive the authorized instructions, provided we receive the request by 4:00 p.m. Eastern time. Transfer requests received after that time will be processed as of the close of business on the following business day.


Transfers from the Equity Index Fund and the Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. See The Equity Index Fund and Lifecycle Fund-Conservative and Moderate.

-------------------------------------------------------------------------------
DISTRIBUTIONS FROM THE INVESTMENT OPTIONS
-------------------------------------------------------------------------------

There are two sets of rules that must be kept in mind when considering distributions or withdrawals from the Program. The first are the rules and procedures which apply to the Investment Options, exclusive of the provisions of your plan. These are discussed in this section. The second are the rules specific to your plan; these are discussed under When Distributions are Available to Participants.


Amounts in the Equity Index Fund and the Lifecycle Funds are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in the redemptions from the underlying mutual fund and the Lifecycle Fund Group Trusts. Please note that certain plan distributions may be subject to IRS penalty or excise taxes. See The Program and Federal Income Tax Considerations for more details.


Payments or withdrawals out of the Equity Index Fund and the Lifecycle Funds and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with Plan provisions. However, we can defer payments, applications and withdrawals from these Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency.

-------------------------------------------------------------------------------
WHEN DISTRIBUTIONS ARE AVAILABLE TO PARTICIPANTS
-------------------------------------------------------------------------------

In addition to the rules and procedures generally applicable to investments in the Investment Options under the Program, there are other important rules regarding the distribution and benefit payment options for each type of plan. Distributions and benefit payment options under a qualified retirement plan are subject to extremely complicated legal requirements. Certain plan distributions may be subject to penalty taxes. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in Federal Income Tax Considerations in both this prospectus and the SAI. If a participant retires, becomes disabled or terminates employment, the benefit payment options available should be discussed with a qualified financial advisor. Our Account Executives can also be of assistance.


In general, under the Master Plan or our self-directed prototype plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. ("Vested" refers to the nonforfeitable portion of your benefits under the plan.) Participants in an individually designed plan are eligible for retirement benefits depending on the terms of that plan. See Benefit Payment Options and Federal Income Tax Considerations for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement from the employer sponsoring the plan.


Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2 and employees generally may not receive a distribution prior to a separation from service.

-------------------------------------------------------------------------------
PARTICIPANT LOANS
-------------------------------------------------------------------------------

The Master Plan permits participants to borrow a portion (not to exceed $50,000) of his or her vested Account Balance (all plans combined), if the employer has elected this feature. If the participant is a sole proprietor, partner who owns more than 10% of the business, or a shareholder-employee of an S Corporation who owns more than 5% of the business, he or she presently may not borrow from his or her vested Account Balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. Loans are also available under our self-directed prototype plan and under an individually designed plan if the terms of the plan allow them.


Generally speaking, when a loan is taken, an amount equal to the loan is transferred out of the Investment Options and is set up as a loan account. While the loan is outstanding, the participant must pay interest on the loan. Any principal and interest paid will be added to the participant's loan account balance and will be taxable on distribution. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. The interest paid on a retirement plan loan may not be deductible.


Loans from the plan should be applied for through the employer. Loans are subject to restrictions under federal tax laws and all plans of the employer are aggregated for purposes of these restrictions. Loan kits containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. If a participant is married, written spousal consent will be required for a loan.

-------------------------------------------------------------------------------
BENEFIT PAYMENT OPTIONS
-------------------------------------------------------------------------------

We offer a variety of benefit payment options to participants who are eligible to receive benefits from a plan. However, many self-directed and individually-designed plans do not allow all of these options, so you should ask your employer for details on which of these options may be available. Your plan may allow for one or more of the following forms of distribution to be selected:

 o   Qualified Joint and Survivor Annuity

 o   Lump Sum Payment

 o   Installment Payments

 o   Life Annuity

 o   Life Annuity -- Period Certain

 o   Joint and Survivor Annuity

 o   Joint and Survivor Annuity -- Period Certain

 o   Cash Refund Annuity

See Types of Benefits in the SAI for detailed information regarding each of these options, and Procedures for Withdrawals, Distributions and Transfers in the SAI.

The annuity options may be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity. Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their Account Balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution. We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund. The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

-------------------------------------------------------------------------------
SPOUSAL CONSENT RULES
-------------------------------------------------------------------------------

If a participant is married and has an Account Balance greater than $5,000, federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless the participant and spouse have properly waived that form of payment in advance. If a participant is married, the spouse must consent in writing before any type of withdrawal can be made. See Spousal Consent Requirements in the SAI.

-------------------------------------------------------------------------------
SPOUSAL CONSENT REQUIREMENTS
-------------------------------------------------------------------------------

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

-------------------------------------------------------------------------------
BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT
-------------------------------------------------------------------------------

     If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the beneficiary. If a participant dies before required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions -- (1) A beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death. (2) If the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death or (3) The spouse may be able to roll over all or a part of the death benefit to an individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. The spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in Procedures for Withdrawals, Distributions and Transfers--Spousal Consent Requirements in the SAI.

If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's Account Balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.

-------------------------------------------------------------------------------
YEAR 2000 PROGRESS
-------------------------------------------------------------------------------


We rely upon various computer systems in order to administer the Program and operate the Investment Options. Some of these systems belong to service providers who are not affiliated with us. In 1995, we began addressing the question of whether our computer systems would recognize the year 2000 before, on and after January 1, 2000 and we believe we have identified those of our systems critical to business operations that are not Year 2000 compliant. By year end 1998, we expect that the work of modifying or replacing non-compliant systems will substantially be completed and expect a comprehensive test of its Year 2000 compliance will be performed in this first half of 1999. We are in the process of seeking assurances from third party service providers that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to you and no operations of the Investment Options. Any significant unsolved difficulty related to the Year 2000 compliance initiatives could have a material adverse affect on the ability to administer the program and operate the Investment Options. Assuming the timely completion of computer modifications by us and third-party service providers, there should be no material adverse effect on the ability to administer the Program and operate the Investment Options.

The Year 2000 issue may impact issuers of portfolio securities held by the Investment Options to varying degrees. We are unable to predict what impact, if any, the Year 2000 issue will have on issuers of portfolio securities held by the Investment Options.

                            DEDUCTIONS AND CHARGES
-------------------------------------------------------------------------------

There are two general types of expenses you may incur under the Program. The first is expenses which are based on amounts invested in the Program. These are deducted from the assets of a particular Fund in which you invest, or from the assets of an underlying vehicle in which such Fund invests. The expenses deducted from the Equity Index Fund and the Lifecycle Funds are the Program expense charge, the administration fee, and certain other expenses. These charges are deducted regardless of the type of plan you may have. The charges also apply to amounts being distributed under installment payout options. The charges deducted from the SSgA S&P 500 Index Fund in which the Equity Index Fund invests, the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying Funds in which the Lifecycle Fund Group Trusts invest, include investment management fees, administration fees, custodial fees and certain other expenses. These charges reduce the net asset value of The SSgA S&P 500 Index Fund and the Lifecycle Fund Group Trusts, and are ultimately reflected in the Unit Values of the Equity Index Fund and the Lifecycle Funds. See Investment Management Fee under Deductions and Charges Related to the Lifecycle Fund Group Trusts and Underlying Funds.

The second type of charge is expenses which vary by the type of plan you have or which are charged for specific transactions. These are typically stated in terms of a defined dollar amount. Unless otherwise noted, fees which are set in fixed dollar amounts are deducted by reducing the number of Units in the Equity Index or Lifecycle Funds in which you invest.

No deductions are made from contributions or withdrawals for sales expenses. The applicable deductions and charges are described in detail below.


               CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PROGRAM EXPENSE CHARGE
-------------------------------------------------------------------------------

We assess the Program expense charge against the combined value of Program assets in all of the Investment Options available under the Program, including Investment Options not described in this prospectus. The purpose of this charge is to cover the expenses incurred by Equitable Life and the ADA in connection with the Program. The Unit Values of the Equity Index and Lifecycle Funds reflect the deduction of this charge.




-------------------------------------------------------------------------------
                                  ANNUAL PROGRAM EXPENSE CHARGE*
-------------------------------------------------------------------------------
VALUE OF PROGRAM ASSETS       EQUITABLE LIFE        ADA         TOTAL
-------------------------------------------------------------------------------
 First $400 million                .620%           .025%        .645%
-------------------------------------------------------------------------------
 Over $400 million                 .620            .020         .640
-------------------------------------------------------------------------------


*Effective May 1, 1997 the amount payable to us is based on two components consisting of (i) a declining percentage of total Program assets ranging from 0.51% of the first $500 million to 0.45% of Program assets over $2 billion, and
 (ii) an annual charge per plan enrolled in the Program. The per plan charge includes two components, an annual charge and an additional charge for plan set-up. The maximum total per plan charge is currently $400. The per plan charge will be adjusted for inflation. In addition, the ADA assesses a Program expense charge to reimburse it for expenses it incurs in connection with the Program. This charge equals 0.025% of the first $400 million of Program assets as of January 31 of each year and 0.020% of such assets over $400 million. Currently, the portion paid to the ADA has been reduced to 0.015% for all asset levels, but the charge could in the future be increased to the levels set forth in the preceding sentence. For the 12 months beginning May 1, 1998, the Program expense charge is 0.635%.

For all Investment Options (other than the Guaranteed Rate Accounts), including the Equity Index and Lifecycle Funds, the Program expense charge is calculated based on Program assets on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.

The portion of the Program expense charge paid to Equitable Life is applied toward the cost of maintenance of the Investment Options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The Trustees can direct Equitable Life to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 1997, Equitable received $7,930,324 and the ADA received $124,994 under the Program expense charge then in effect.

-------------------------------------------------------------------------------
ADMINISTRATION FEE
-------------------------------------------------------------------------------

The computation of the Unit Values for the Equity Index and Lifecycle Funds also reflects the deduction of charges for administration.

Equitable Life receives an administration fee at the annual rate of .15% of assets held in the Equity Index and Lifecycle Funds. This fee covers the costs related to providing administrative services in connection with the operation of these Funds. Equitable Life maintains records for all portfolio transactions and cash flow control, calculates Unit Values, and monitors compliance with the New York Insurance Law in connection with these Funds.

-------------------------------------------------------------------------------
OTHER EXPENSES BORNE DIRECTLY BY THE FUNDS
-------------------------------------------------------------------------------

Certain costs and expenses are incurred directly by the Equity Index Fund and the Lifecycle Funds. These may include Securities and Exchange Commission filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, mailing costs, financial accounting costs and outside auditing and legal expenses. By agreement with the ADA Trustees, Equitable Life imposes a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds-Conservative and Moderate to compensate it for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus. All of these costs are included as "Other Expenses" in the tables of Annual Fund Operating Expenses and Summary of Fund Expenses.

The Equity Index Fund purchases and sells shares in the SSgA S&P 500 Index Fund at net asset value. The net asset value reflects charges for investment management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Equity Index Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund. In addition, the Lifecycle Funds purchase and sell units of each Lifecycle Fund Group Trust at net asset value, which reflects charges for management, administration and custodial services, and other expenses incurred by the Lifecycle Fund Group Trusts, as well as other expenses and custodial fees incurred by the Underlying Funds in which each Lifecycle Fund Group Trust invests. See discussion below under Deductions and Charges Related to the Lifecycle Fund Group Trusts and Underlying Funds.

                         PLAN AND TRANSACTION EXPENSES
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-
DESIGNED PLAN FEES
-------------------------------------------------------------------------------

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is



   ADA Members Retirement Plan participants ........................ $3 per quarter
   Self-Directed Prototype Plan participants ....................... $3 per quarter
   Participants in Pooled-Trust Investment Only Arrangement ........ $1 per quarter

ENROLLMENT FEE. The employer must pay us a non-refundable enrollment fee of $25 for each participant enrolling under its plan. If we do not maintain individual participant records under an individually-designed plan, the employer is instead charged $25 for each plan or trust. If these charges are not paid by the employer, the amount may be deducted from subsequent contributions or from participants' Account Balances.


PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our prototype self-directed plan will incur additional fees not payable to us, such as brokerage and administration fees.

-------------------------------------------------------------------------------
INDIVIDUAL ANNUITY CHARGES
-------------------------------------------------------------------------------

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, a $350 charge will usually be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application for the annuity and with issuing each month's annuity payment. Annuities purchased from other providers may also be subject to fees and charges. See Distributions From the Investment Options and Benefit Payment Options for details.


PREMIUM TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to charges for premium and other applicable taxes (rates currently range up to 5%). Taxes depend, among other things, on your place of residence, applicable laws and the form or annuity benefit you select. We will deduct any such charges based on your place of residence at the time the annuity payments begin.

-------------------------------------------------------------------------------
GENERAL INFORMATION ON FEES AND CHARGES
-------------------------------------------------------------------------------

The fees and charges described above may be changed at any time by the mutual consent of Equitable Life and the ADA. During 1997 we received total fees and charges under the Program of $11,259,851.

             DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE FUND
                       GROUP TRUSTS AND UNDERLYING FUNDS
--------------------------------------------------------------------------------
In addition to the generally applicable Program fees and charges described above, fees and charges imposed by State Street are deducted from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying Funds in which the Lifecycle Fund Group Trusts invest. Fees are paid to State Street for providing investment management services, and custodial services, and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying Funds.


INVESTMENT MANAGEMENT FEE. A fee equal to .17% of the average annual net assets of each Lifecycle Fund Group Trust is paid to State Street for providing investment management services to the Group Trusts. No fee is paid to State Street for managing the assets of the Underlying Funds with respect to investments made in such Fund by each Lifecycle Fund Group Trust. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Group Trusts' investment in such other collective investment funds and mutual funds.


FIXED ADMINISTRATION FEE. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $11,100 per year for each Group Trust.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses and costs related to providing educational and other materials to ADA Program participants about the Lifecycle Fund investment options. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying Funds. State Street serves as custodian to each of these Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------
Current federal income tax rules relating to adoption of the Program and generally to distributions to participants under qualified retirement plans are outlined briefly below. The rules relating to contributions are outlined briefly in the SAI under Provisions of the ADA Plans. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan. We have not attempted to discuss other current federal income tax rules that govern participation, vesting, funding or prohibited transactions, although some information on these subjects appears here and in the SAI; nor do we discuss the reporting and disclosure or fiduciary requirements of the Employee Retirement Income Security Act. In addition, we do not discuss the effect, if any, of state tax laws that may apply. FOR INFORMATION ON THESE MATTERS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR.


-------------------------------------------------------------------------------
TAX CHANGES
-------------------------------------------------------------------------------

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of annuities. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted.


Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.

-------------------------------------------------------------------------------
ADOPTING THE PROGRAM
-------------------------------------------------------------------------------

If you adopt an ADA Plan, you will not need IRS approval unless you adopt certain provisions. We will tell you whether it is desirable for you to submit your plan to the Internal Revenue Service for approval. If you make such a submission, you will have to pay an IRS user's fee. The Internal Revenue Service does not have to approve your adoption of the Pooled Trust.

-------------------------------------------------------------------------------
INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS
-------------------------------------------------------------------------------

In this section, the word "you" refers to the plan participant.


Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

LUMP SUM DISTRIBUTIONS. If your benefits are distributed to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, the tax on the lump sum distribution is calculated separately from taxes on any other income you may have during the year. The tax is calculated at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution much consist of your entire balance in the plan and must be made in one taxable year of the recipient after you have attained age 59 1/2. Five-year averaging is available only for one lump sum distribution.

If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. You may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.

Effective January 1, 2000, five year averaging on lump sum distributions may no longer be used.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is treated as ordinary income except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you were required to include in gross income in prior years. A portion of each annuity or installment payment you receive will be excluded from gross income. If you (and your survivor) continue to receive payments after your cost basis in the contract has been paid out, all amounts will be taxable.

IN SERVICE WITHDRAWALS; HARDSHIP WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each in-service withdrawal attributable to cost basis is received income tax-free. The portion that is attributable to earnings will be included in your gross income. Amounts contributed before January 1, 1987 to employer plans which on May 5, 1986 permitted such withdrawals are taxable withdrawals only to the extent that they exceed the amount of your cost basis. Other amounts are treated as partly a return of cost basis with the remaining portion treated as earnings. Amounts included in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions used to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distributions. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI. Under the Master Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan that uses the Pooled Trust for investment only, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding federal income tax upon distributions to you or your beneficiary.

-------------------------------------------------------------------------------
OTHER TAX CONSEQUENCES
-------------------------------------------------------------------------------

Federal estate and gift and state and local estate, inheritance, and other tax consequences of participation in the Program depend on the residence and the circumstances of each participant or beneficiary. For complete information on federal, state, local and other tax considerations, you should consult a qualified tax advisor.

                                 MISCELLANEOUS
--------------------------------------------------------------------------------
CHANGE OR DISCONTINUANCE OF THE PROGRAM. The group annuity contract has been amended from time to time, and may be amended in the future. No future change can affect annuity benefits in the course of payment. Provided certain conditions are met, we may terminate the offer of any of the Investment Options and offer new ones with different terms.

Our contract with the Trustees may be terminated by us or the ADA. If our contract with the Trustees is terminated, we will not accept any further contributions or perform recordkeeping functions after the date of termination. At that time we would make arrangements with the Trustees as to the disposition of the assets in the Investment Options we provide, subject to the various restrictions related to investments in the Real Estate Fund, Money Market Guarantee Account, and the Guaranteed Rate Accounts. For a discussion of these restrictions, please refer to the prospectus for these Investment Options. You may be able to continue to invest amounts in the Investment Options we provide and elect payment of benefits through us if the Trustees make arrangements with us.

AGREEMENT WITH STATE STREET. Equitable Life and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, the Agreement provides, among other things, that it may be terminated by Equitable Life upon three months prior written notice to State Street, or by State Street upon six months prior written notice to Equitable Life. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to Equitable Life to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.

DISQUALIFICATION OF PLAN. If your plan is found not to qualify under the Internal Revenue Code, we may return the plan's assets to the employer, as the plan administrator or we may prevent plan participants from investing in the separate accounts.

REPORTS. We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

REGULATION. Equitable Life is subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines Equitable Life's affairs. Equitable Life also is subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. This regulation does not, however, involve any supervision of the investment policies of the Funds or of the selection of any investments except to determine compliance with the law of New York. Equitable Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for purposes of determining solvency and compliance with local insurance laws and regulations.

State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks.


LEGAL PROCEEDINGS. Equitable Life and its affiliates are parties to various legal proceedings, none of which, in our view, are likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the Contracts or the Contracts' distribution.

State Street is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. None of the litigation now in progress is expected to affect any assets of the Equity Index Fund or the Lifecycle Fund or the Lifecycle Group Trusts or the Underlying Funds in which the Group Trusts invest.

ADDITIONAL INFORMATION. A registration statement relating to the offering described in this prospectus has been filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain portions of the Registration Statement have been omitted from this prospectus and the SAI pursuant to the rules and regulations of the Commission. The omitted information may be obtained by requesting a copy of the registration statement from the Commission's principal office in Washington, D.C., and paying the Commission's prescribed fees or by accessing the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.



EXPERTS. The financial statements as of December 31, 1997 and for each of the two years in the period then ended for Separate Account Nos. 195, 197 and 198 included in the SAI; the condensed financial information for Separate Account No. 195 for each of the four years in the period ended December 31, 1997 and for Separate Account Nos. 197 & 198 for each of the three years in the period ended December 31, 1997 included in this prospectus; and the financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in the SAI for Equitable Life have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


For 1996 and 1997, the selected financial data included in the prospectus and the audited financial statements included in the SAI for each of the Underlying Funds, the Lifecycle Fund Group Trust--Conservative and the Lifecycle Fund Group Trust--Moderate have been audited by Price Waterhouse LLP, independent accountants, as stated in their reports that appear in the SAI. The selected financial data included in the prospectus and the audited financial statements have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ACCEPTANCE. The employer or plan sponsor, as the case may be, is solely responsible for determining whether the Program is a suitable funding vehicle and should, therefore, carefully read the prospectus and other materials before entering into a Participation Agreement.

                               TABLE OF CONTENTS
                     OF STATEMENT OF ADDITIONAL INFORMATION




                                                                           PAGE
                                                                         -------
The Contracts ........................................................    SAI-2
Your Responsibilities as Employer ....................................    SAI-2
Procedures for Withdrawals, Distributions and Transfers ..............    SAI-3
Types of Benefits ....................................................    SAI-5
Provisions of the Master Plan ........................................    SAI-7
Additional Investment Policies and Techniques -- The Underlying Funds    SAI-11
Investment Restrictions ..............................................   SAI-14
How the Assets of the Funds Are Valued ...............................   SAI-15
How the Assets of the Underlying Funds Are Valued ....................   SAI-15
Transactions by the Underlying Funds .................................   SAI-17
Investment Management Fee ............................................   SAI-17
Underwriter ..........................................................   SAI-18
Management ...........................................................   SAI-19
Financial Statements .................................................   SAI-22

                       CLIP AND MAIL TO US TO RECEIVE A
                      STATEMENT OF ADDITIONAL INFORMATION

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

To: The Equitable Life Assurance Society of the United States
    Box 2486 G.P.O.
    New York, NY 10116

Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1998 (State Street).

Name
    --------------------------------------------------------------------

Address:
        -----------------------------------------------------------------------

-------------------------------------------------------------------------------

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Copyright 1998 by The Equitable Life Assurance Society of the United States. All rights reserved.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
MAY 1, 1998



                          AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM
Separate Account Units of interest under a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 1290 Avenue of the Americas, New York, New York 10104, which funds the American Dental Association Members Retirement Program. Toll-free tele- phone number 1-800-223-5790.
--------------------------------------------------------------------------------
This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus dated May 1, 1998 for the American Dental Association Members Retirement Program describing the Equity Index Fund and the Lifecycle Funds--Conservative and Moderate.

A copy of the prospectus to which this Statement of Additional Information relates is available at no charge by writing to The Equitable Life Assurance Society of the United States ("Equitable Life"), at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number.

The following information is contained primarily in the prospectus:

                        Investment Objectives and Policies
                        Investment Advisory Services

Certain of the cross references in this Statement of Additional Information are contained in the prospectus dated May 1, 1998 to which this Statement of Additional Information relates.


                               TABLE OF CONTENTS





                                                 PAGE
                                               -------
The Contracts ..............................   SAI-2
Your Responsibilities as Employer ..........   SAI-2
Procedures for Withdrawals, Distributions
   and Transfers ...........................   SAI-3
 Pre-Retirement Withdrawals ................   SAI-3
 Benefit Distributions .....................   SAI-3
 Spousal Consent Requirements ..............   SAI-4
 Eligible Rollover Distributions and
    Federal Income Tax Withholding .........   SAI-5
Types of Benefits ..........................   SAI-5
Provisions of the Master Plan ..............   SAI-7
 Plan Eligibility Requirements .............   SAI-7
 Contributions to Qualified Plans ..........   SAI-7
 Contributions to the Master Plan ..........   SAI-7
   Allocation of Contributions .............   SAI-9
 The Master Plan and Section 404(c)
  of ERISA .................................   SAI-9
   Vesting .................................   SAI-10
Additional Investment Policies and
  Techniques--The Underlying Funds .........   SAI-11
Investment Restrictions ....................   SAI-14
How the Assets of the Funds are Valued......   SAI-15
How the Assets of the Underlying Funds
  are Valued ...............................   SAI-15
Transactions by the Underlying Funds .......   SAI-17
Investment Management Fee ..................   SAI-17
Underwriter ................................   SAI-18
Management .................................   SAI-19
Financial Statements .......................   SAI-22

----------
Copyright 1998 by The Equitable Life Assurance Society of The United States. All rights reserved.

--------------------------------------------------------------------------------

                   ADDITIONAL INFORMATION ABOUT THE PROGRAM


THE CONTRACTS


The Program is primarily funded through a group annuity contract issued to the Trustees by Equitable Life. The contract governs the Investment Options that are provided by Equitable Life under the Program. The Trustees hold this contract for the benefit of employers and participants in the Program.


In addition, the Trustees and Equitable Life have entered into an administrative services agreement that governs Equitable Life's duties relating to administrative support, recordkeeping and marketing for the Program. This agreement would under most circumstances terminate at the same time as the group annuity contract.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:


    o sending us your contributions at the proper time and in the proper format;

    o maintaining all personnel records necessary for administering your plan;

    o    determining who is eligible to receive benefits;

    o    forwarding to us all the forms your employees are required to submit;

    o distributing summary plan descriptions and participant annual reports to your employees and former employees;

    o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

    o filing an annual information return for your plan with the Internal Revenue Service, if required;

    o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

    o determining the amount of all contributions for each participant in the plan;

    o    forwarding salary deferral and post-tax employee contributions to us;

    o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

    o providing us with written instructions for allocating amounts in the plan's forfeiture account.



                                     SAI-2

-------------------------------------------------------------------------------

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by your adoption of the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you. If you have questions about any of your obligations, you can contact Equitable Life's Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2, and employees may generally not receive a distribution prior to separation from service. However, if your employer maintains the Master Plan as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If your employer maintains the Master Plan as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.

You may withdraw all or part of your Account Balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See Federal Income Tax Considerations in the prospectus.

All benefit payments (including withdrawals due to plan terminations) will be paid in accordance with the rules described below under Benefit Distributions. All other withdrawals will be effected as of the close of business on the day we receive the properly completed form.

If you are married, your spouse must consent in writing before you can make any type of withdrawal. See Spousal Consent Requirements below.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan. In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See Spousal Consent Requirements below.


Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


Transfers from the Equity Index Fund and the Lifecycle Funds--Conservative and Moderate are permitted daily except under infrequent circumstances when they may be subject to a delay.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation


                                     SAI-3

-------------------------------------------------------------------------------

form. If we receive your properly completed forms on or before the 15th of the month, your benefits will commence as of the close of business on the first business day of the next month; if your forms arrive after the 15th, your benefits will commence as of the close of business on the first business day of the second following month.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a request for disbursement form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See Types of Benefits. Annuity payments will be paid directly to you and will commence as of the close of business on the first business day of the next month if we receive your properly completed forms on or before the 15th of the month. If we receive your properly completed forms after the 15th, annuity payments will commence as of the close of business on the first business day of the second following month.

Transfers and withdrawals from the Equity Index Fund may be deferred if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Please note that we use the value of your vested benefits at the close of business on the day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your election of benefits form.

Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.

SPOUSAL CONSENT REQUIREMENTS. Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or form of distribution, but gives you the right to name any beneficiary, or


                                     SAI-4

-------------------------------------------------------------------------------

if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed and individually designed profit sharing plans that do not offer life annuity benefits.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the Participant elects to have the distribution directly rolled over to a qualified plan or individual retirement arrangement
(IRA). An "eligible rollover distribution" is any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually) (1) for the life (or life expectancy) of the plan Participant or the joint lives (or joint life expectancies) of the plan Participant and his or her designated beneficiary, or (2) for a specific period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

    o    certain corrective distributions under Internal Revenue Code (Code)
         Section 401(k) plans;

    o    certain loans that are treated as distributions; and

    o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.

If a distribution is made to a Participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution" income tax will be withheld from all taxable payments unless the recipient elects not to have income tax withheld.


TYPES OF BENEFITS


Under the Master Plan, and under most self-directed prototype plans, except as provided below, you may select one or more of the following forms of distribution once you are eligible to receive benefits. Please see Benefit Distributions under Procedures for Withdrawals, Distributions and Transfers. Not all of these distribution forms may be available to you, if your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits. We suggest you ask your employer what types of benefits are available under your plan.

Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Fixed annuities are currently not available from Equitable Life. The types of fixed annuity benefits described below will be available through one or more of such companies. Upon your request, the companies will provide annuity benefit information. We will have no further responsibility for the amount used to purchase the annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each insurance company based on its current annuity purchase rates. The amount of your monthly annuity benefit will depend on the type of annuity selected, your age and the age of your beneficiary if you select a joint and survivor annuity. An Equitable Life Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS


                                     SAI-5

-------------------------------------------------------------------------------

EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see Spousal Consent Requirements under Procedures for Withdrawals, Distributions and Transfers for an explanation of the procedures for electing not to receive a Qualified Joint and Survivor Annuity.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. IF YOUR VESTED BENEFIT IS $5,000 OR LESS, YOU WILL RECEIVE A LUMP SUM PAYMENT OF THE ENTIRE AMOUNT.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever Options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the Options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Real Estate Fund and the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specific period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity); the longer the specified period, the smaller the monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.


Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please call an Equitable Life Account Executive for the variable annuity prospectus supplement.


                                     SAI-6

-------------------------------------------------------------------------------

PROVISIONS OF THE MASTER PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. Current federal income tax rules relating to contributions under qualified retirement plans are outlined briefly below. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan.

The employer's contributions to the plan are deductible in the year for which they are made. As a general rule, employer contributions must be made for any year by the due date (including extensions) for filing the employer's federal income tax return for that year. However, under Department of Labor rules participants' salary deferrals under a 401(k) plan must be contributed by the employer as soon as practicable after the payroll period for which the deferral is made, but no later than the 15th business day of the month following the month in which participant contributions are withheld or received by the employer.

If the employer contributes more to the plan than is deductible under the rules described below, the employer may be liable for a 10% penalty tax on that nondeductible amount and may risk disqualifying the plan.

CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts the Master Plan as a profit sharing plan makes contributions in discretionary amounts to be determined annually. The aggregate employer contribution to the plan, including participants' salary deferrals under a 401(k) arrangement, is limited to 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions made on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Under a 401(k) arrangement, employees are permitted to make contributions to the plan on a pre-tax basis. The maximum amount that may be contributed by highly compensated employees is limited depending upon the amount that is contributed by non-highly compensated employees and the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k), defined below. In 1998, a "highly compensated" employee for this purpose is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $80,000 from the practice in 1997. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $10,000 for 1998 reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 1998 is $6,000.



                                     SAI-7

-------------------------------------------------------------------------------

Beginning in 1998, matching contributions to 401(k) plans on behalf of a self-employed individual will no longer be treated as elective deferrals and will be treated the same as matching contributions of other employees.


Effective January 1, 1999 employers may adopt a "safe harbor 401(k) arrangement". Under this arrangement, an employer agrees to offer a matching contribution equal to 100% of salary deferral contributions up to 3% of compensation and 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation. These contributions must be non-forfeitable. If these contributions are made and proper notification given, the plan is not subject to non-discrimination testing on salary deferral and above contributions.


If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that is specified in the Participation Agreement.


Under either type of plan, compensation in excess of $160,000 must be disregarded in making contributions. Contributions may be integrated with Social Security which means that contributions with respect to each participant's compensation in excess of the integration level may exceed contributions made with respect to compensation below the integration level, within limits imposed by the Code. Your Account Executive can help you determine the legally permissible contribution.


Contributions on behalf of non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage contributed on behalf of key employees, if less than 3%). In 1997, a "key employee" means (a) an owner of one of the ten largest (but more than 1/2%) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $65,000 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) thereon. Post-tax contributions are now subject to complex rules under which the maximum amount that may be contributed by highly compensated employees is limited, depending on the amount contributed by non-highly compensated employees. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD MAKE SURE THAT ALL NON-DISCRIMINATION TESTS HAVE BEEN PASSED. If an employer employs only "highly compensated" employees (as defined above), post-tax contributions may not be made to the plan. In addition, the employer may make matching contributions to certain plans, i.e., contributions which are based upon the amount of post-tax or pre-tax 401(k) contributions made by plan participants. Special non-discrimination rules apply to matching contributions and may limit the amount of matching contributions that may be made on behalf of highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.


Contributions (including forfeiture amounts) on behalf of each participant are limited to the lesser of $30,000 and 25% of his earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions are taken into account for purposes of applying this limitation.


Each participant's Account Balance equals the sum of the amounts accumulated in each Investment Option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. Any amounts rolled over from the


                                     SAI-8

-------------------------------------------------------------------------------

plan of a previous employer will also be accounted for separately. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.


The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing his Account Balance in each Investment Option attributable to each type of contribution. Based on information supplied by you, we will run the required special non-discrimination test (Actual Deferral Percentage and Actual Contribution Percentage) applicable to 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, as long as the employer makes a matching contribution equal to 100% of the amount deferred by each participant, up to 3% of compensation or a 2% non-elective contribution to all eligible employees and follows the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Master Plan.


Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be based on a formula of 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation and must be made to all eligible employees even those not deferring. The matching or non-elective contribution must be non-forfeitable. Employees must be notified of which contribution the employer will make 60 days before the beginning of the year.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare tax and FUTA (unemployment) taxes. They may also be subject to state income tax.


ALLOCATION OF CONTRIBUTIONS. Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions will automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages for employee contributions will automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.


THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the Employer Plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, make a broad range of investment choices available to Participants and beneficiaries and must provide them with enough information to make informed investment decisions. The ADA Program provides the broad range of investment choices and information that are needed in order to meet the requirements of Section 404(c). Our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment


                                     SAI-9

-------------------------------------------------------------------------------

information; it is the employer's responsibility, however, to see that this information is distributed in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the nonforfeitable portion of a participant's Account Balance attributable to employer contributions under the Master Plan. The participant's Account Balance attributable to 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), post-tax employee contributions and to rollover contributions is nonforfeitable at all times.

A participant will become fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet become vested under the plan's vesting schedule will be forfeitable. The normal retirement age is 65 under the Master Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:




            SCHEDULE A   SCHEDULE B   SCHEDULE C
 YEARS OF     VESTED       VESTED       VESTED
  SERVICE   PERCENTAGE   PERCENTAGE   PERCENTAGE
---------- ------------ ------------ -----------
     1           0%           0%           0%
     2         100           20            0
     3         100           40          100
     4         100           60          100
     5         100           80          100
     6         100          100          100

If the plan requires more than one year of service for participation, it must use Schedule A or one at least as favorable to participants.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This does not include employer and matching contributions made to a plan before amending to a SIMPLE 401(k) plan.


                                     SAI-10

-------------------------------------------------------------------------------

     ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING FUNDS

The following discussion supplements the discussion of the investment policies and techniques of the Underlying Funds for the Lifecycle Fund Group Trusts included under the section entitled Investment Options in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying Funds. As a general matter, you should note that the Flagship Fund, the Russell 2000 Fund, and the Daily EAFE Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic procedures. See the section of the prospectus entitled Investment Options--Risks and Investment Techniques for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if the Underlying Funds were actively managed.

U.S. GOVERNMENT SECURITIES. The Underlying Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others, by the right of the issuer to borrow from the Treasury; others, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain of the Underlying Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by State Street to be of comparable quality to the other obligations in which such Underlying Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

BANK OBLIGATIONS. The Underlying Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.


                                     SAI-11

-------------------------------------------------------------------------------

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.


Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.


Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.


COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 by Moody's Investor Service ("Moody's"), A-1 by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA- by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying Fund.


REPURCHASE AGREEMENTS. The Underlying Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. Certain costs may be incurred by an Underlying Fund in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying Fund may be delayed or limited. Each Underlying Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.


FLOATING AND VARIABLE RATE OBLIGATIONS. An Underlying Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.


AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS. An Underlying Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.


                                     SAI-12

-------------------------------------------------------------------------------

FUTURES CONTRACTS. To the extent permitted by applicable regulations, an Underlying Fund is permitted to use financial futures as a substitute for a comparable market position in the underlying securities.

An Underlying Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.

A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. With respect to stock indexes that are permitted investments, each Underlying Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.

Initially, when purchasing or selling futures contracts, an Underlying Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.

Although an Underlying Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying Fund to substantial losses.

INTEREST RATE AND EQUITY INDEX SWAPS. An Underlying Fund may enter into interest rate and index swaps. Interest-rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.

Each Underlying Fund will enter into swap transactions only if: (i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.

There is no limit on the amount of swap transactions that may be entered into by an Underlying Fund. The risk of loss with respect to swaps is generally limited to the net amount of payments that the Underlying Fund is contractually obligated to make. If the other party to a swap defaults, the Underlying Fund's risk of loss consists of the net amount of payments that the Underlying Fund contractually is entitled to receive.

FOREIGN CURRENCY TRANSACTIONS. An Underlying Fund may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.


                                     SAI-13

-------------------------------------------------------------------------------

LENDING PORTFOLIO SECURITIES. An Underlying Fund may lend securities to brokers, dealers and other financial institutions. The Underlying Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.

RATINGS. The ratings of Moody's, S&P, or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.


INVESTMENT RESTRICTIONS


EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under Investment Options--Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Account Executive.

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under Investment Options--Lifecycle Funds--The Lifecycle Fund Group Trusts -- Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in Investment Options--The Lifecycle Fund Group Trusts--Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

UNDERLYING FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed above under Additional Investment Policies and Techniques and in the prospectus under Investment Options, each Underlying Fund will not:


    (1) Invest in securities for the purpose of obtaining control of management.

    (2) Engage in business of underwriting securities issued by others, except that an Underlying Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.

    (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.

    (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.

    (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (1) secure any permitted borrowings, (2) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (3) deposit assets in escrow in connection with writing


                                     SAI-14

--------------------------------------------------------------------------------

         covered put and call options, and (4) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.


    (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with such Underlying Fund's investment objective and policies. For purposes of this restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying Fund.


    (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying Fund may enter into futures contracts to the extent provided in such Underlying Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.


While State Street is not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), it currently does not intend to change any of these restrictions.


HOW THE ASSETS OF THE FUNDS ARE VALUED


The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The asset value of the SSgA S&P 500 Index Fund is computed on a daily basis by the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


The Lifecycle Funds--Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, will invest all of their assets in the Underlying Funds. The method of valuing the assets of each Underlying Fund is discussed below. The method used for valuing the units of the Group Trust and Underlying Funds is discussed under How We Calculate the Value of the Amounts Allocated to the Equity Index and Lifecycle Funds in the prospectus.


HOW THE ASSETS OF THE UNDERLYING FUNDS ARE VALUED


The assets of each Underlying Fund, other than the STIF Fund, will be valued in the following manner on a daily basis:


    o STOCKS listed on a national securities exchange or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.


    o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.


    o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.


                                     SAI-15

-------------------------------------------------------------------------------

    o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

    o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

    o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

    o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

State Street determines in good faith the fair values of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than thirteen months. See discussion under Investment Options in the prospectus.


                                     SAI-16

-------------------------------------------------------------------------------

TRANSACTIONS BY THE UNDERLYING FUNDS


This section discusses the procedures followed by the Underlying Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying Funds pay brokerage commissions, transfer taxes, and other fees.


Decisions to buy or sell securities for the Underlying Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.


Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, transactions are allocated as to amount in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.


In placing portfolio transactions for an Underlying Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all factors which it considers relevant to making this decision, including the extent of any provision of any brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying Fund.


State Street periodically will review the brokerage commissions paid by an Underlying Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying Fund other than that for which the transaction was executed. Conversely, any given Underlying Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.


INVESTMENT MANAGEMENT FEE


No investment management fee was paid to State Street in 1997, with respect to the Program's investment, by the SSgA S&P 500 Index Fund, the underlying mutual fund in which the Equity Index Fund invests.


                                     SAI-17

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UNDERWRITER


EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. EQ Financial is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus.

No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying Funds.































                                     SAI-18

-------------------------------------------------------------------------------

MANAGEMENT


EQUITABLE LIFE


Equitable Life is managed by its sole shareholder, The Equitable Companies Incorporated. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTORS NAME              PRINCIPAL OCCUPATION
--------------              --------------------
Francoise Colloc'h          Senior Executive Vice President, Human Resources and
                            Communications, AXA-UAP
Henri de Castries           Senior Executive Vice President, Financial Services and Life
                            Insurance Activities, AXA-UAP
Joseph L. Dionne            Chairman and Chief Executive Officer, The McGraw-Hill Companies
Denis Duverne               Senior Vice President, International AXA-UAP
William T. Esrey            Chairman, President and Chief Executive Officer, Sprint Corporation
Jean-Rene Fourtou           Chairman and Chief Executive Officer, Rhone Paulenc, S.A.
Norman C. Francis           President, Xavier University of Louisiana
Donald J. Greene            Counselor-at-Law, Partner, LeBoeuf, Lamb, Greene & MacRae
John T. Hartley             Director and retired Chairman and Chief Executive Officer,
                            Harris Corporation
John H.F. Haskell, Jr.      Director and Managing Director, SBC Warburg Dillon Read, Inc.
Mary R. (Nina) Henderson    President, Best Foods Grocery; Vice President, BESTFOODS
W. Edwin Jarmain            President, Jarmain Group Inc.
G. Donald Johnston, Jr.     Retired Chairman and Chief Executive Officer, JWT Group, Inc.
George T. Lowy              Counselor-at-Law, Partner, Cravath, Swaine & Moore
Didier Pineau-Valencienne   Chairman and Chief Executive Officer, Schneider, S.A.
George J. Sella, Jr.        Retired Chairman and Chief Executive Officer,
                            American Cyanamid Company
Dave H. Williams            Chairman and Chief Executive Officer,
                            Alliance Capital Management Corporation

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.



OFFICER-DIRECTORS NAME     PRINCIPAL OCCUPATION
----------------------     --------------------
Edward D. Miller           Chairman of the Board and Chief Executive Officer; formerly,
                           Senior Vice Chairman, Chase Manhattan Corp., and prior thereto,
                           President and Vice Chairman, Chemical Bank.
Stanley B. Tulin           Vice Chairman of the Board and Chief Financial Officer; formerly,
                           Chairman, Insurance Consulting and Actuarial Practice, Coopers &
                           Lybrand.
Michael Hegarty            President and Chief Operating Officer; formerly, Vice Chairman,
                           Chase Manhattan Corporation.

                                     SAI-19

-------------------------------------------------------------------------------



OTHER OFFICERS NAME   PRINCIPAL OCCUPATION*
-------------------   ---------------------
Jose Suquet           Senior Executive Vice President and Chief Distribution Officer
Leon B. Billis        Executive Vice President and Chief Information Officer
Robert E. Garber      Executive Vice President and General Counsel
Jerome S. Golden      Executive Vice President; formerly with JG Resources and BT
                      Variable
Peter D. Noris        Executive Vice President and Chief Investment Officer; formerly,
                      Vice President/Manager, Insurance Company Investment Strategies
                      Group, Salomon Brothers, Inc.
Kevin R. Byrne        Senior Vice President and Treasurer
Harvey Blitz          Senior Vice President and Deputy Chief Financial Officer
Alvin H. Fenichel     Senior Vice President and Controller
Paul J. Flora         Senior Vice President and Auditor
Mark A. Hug           Senior Vice President; formerly, Vice President, Aetna
Michael S. Martin     Senior Vice President and Chief Marketing Officer
Douglas Menkes        Senior Vice President and Corporate Actuary; formerly with Milliman
                      & Robertson, Inc.
Anthony C. Pasquale   Senior Vice President
Donald R. Kaplan      Vice President and Chief Compliance Officer
Pauline Sherman       Vice President, Secretary and Associate General Counsel



----------
* Current positions listed are with Equitable Life unless otherwise specified.



STATE STREET


State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:




DIRECTORS NAME                PRINCIPAL OCCUPATION
--------------                --------------------
Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.
Joseph A. Baute, Jr.          Former Chairman, Markem Corporation
I. MacAllister Booth          Retired Chairman, President and CEO,
                              Polaroid Corporation
James I. Cash, Jr.            The James E. Robison Professor of Business Administration,
                              Harvard Business School
Truman S. Casner, Esquire     Partner
                              Ropes & Gray
Nader F. Darehshori           Chairman, President and CEO,
                              Houghton Mifflin Company
Arthur L. Goldstein           Chairman and CEO, Ionics, Incorporated
Charles F. Kaye               Chairman,
                              Transportation Investments, Inc.

                                     SAI-20

-------------------------------------------------------------------------------


DIRECTORS NAME          PRINCIPAL OCCUPATION
--------------          --------------------
John M. Kucharski       Chairman, and CEO,
                        EG&G, Inc.
Charles R. LaMantia     President and CEO,
                        Arthur D. Little, Inc.
David B. Perini         Chairman and President,
                        Perini Corporation
Dennis J. Picard        Chairman and CEO,
                        Raytheon Company
Alfred Poe              CEO, Menu Direct
Bernard W. Reznicek     President, Premier Group; Retired Chairman and Chief Executive
                        Officer, Boston Edison
Diana Chapman Walsh     President, Wellesley College
Robert E. Weissman      Chairman and CEO, Cognizant Corporation


OFFICER-DIRECTORS NAME      PRINCIPAL OCCUPATION
----------------------      --------------------
Marshall N. Carter          Chairman and CEO, State Street Bank and Trust Company
David A. Spina              President and Chief Operating Officer
                            State Street Bank and Trust Company
William S. Edgerly          Chairman Emeritus

OTHER OFFICERS NAMES        PRINCIPAL OCCUPATION*
--------------------        ---------------------
A. Edward Allinson          Executive Vice President
Maureen S. Bateman          Executive Vice President and General Counsel
George K. Bird, IV          Executive Vice President
Dale L. Carleton            Vice Chairman
Joseph W. Chow              Executive Vice President
Susan Comeau                Executive Vice President
James J. Darr               Executive Vice President
Timothy B. Harbert          Executive Vice President
Ronald E. Logue             Executive Vice President
Nicholas A. Lopardo         Vice Chairman
Jacques-Phillipe Marson     Executive Vice President
Ronald O'Kelley             CFO, Treasurer, Executive Vice President
Albert E. Peterson          Executive Vice President
James S. Phalen             Executive Vice President
William M. Reghitto         Executive Vice President
David J. Sexton             Executive Vice President
Stanley W. Shelton          Executive Vice President
John R. Towers              Executive Vice President

----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-21

-------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS


The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Equity Index Fund. The financial statements of Separate Account No. 195 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.


SEPARATE ACCOUNT NOS. 195, 197 AND 198:



   Report of Independent Accountants ....................................   SAI-25
Separate Account No. 195 (Equity Index Fund):
   Statement of Assets and Liabilities, December 31, 1997 ...............   SAI-26
   Statements of Operations and Changes in Net Assets for the Years Ended
    December 31, 1997 and 1996 ..........................................   SAI-27

Separate Account No. 197 (Lifecycle Fund--Conservative):
   Statement of Assets and Liabilities, December 31, 1997 ...............   SAI-28
   Statement of Operations and Changes in Net Assets for the Year Ended
    December 31, 1997 and 1996 ..........................................   SAI-29

Separate Account No. 198 (Lifecycle Fund--Moderate):
   Statement of Assets and Liabilities, December 31, 1997 ...............   SAI-30
   Statement of Operations and Changes in Net Assets for the Year Ended
    December 31, 1997 and 1996 ..........................................   SAI-31

Separate Account Nos. 195, 197 and 198:

   Notes to Financial Statements ........................................   SAI-32

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

   Report of Independent Accountants ....................................   SAI-33
   Consolidated Balance Sheets, December 31, 1997 and 1996 ..............   SAI-34
   Consolidated Statements of Earnings for the Years Ended December 31,
    1997, 1996 and 1995 .................................................   SAI-35
   Consolidated Statements of Shareholders' Equity for the Years Ended
    December 31, 1997, 1996 and 1995 ....................................   SAI-36
   Consolidated Statements of Cash Flows for the Years Ended December 31,
    1997, 1996 and 1995 .................................................   SAI-37
   Notes to Consolidated Financial Statements ...........................   SAI-38


The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts. The financial statements of the Underlying Funds do, however, indirectly reflect any investment management fees and other charges paid by the entities in which the Underlying Funds invest.


                                     SAI-22

-------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY--

LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

   Report of Independent Accountants-- ......................................   SAI-76
Lifecycle Fund Group Trust--Conservative:
   Statement of Assets and Liabilities, December 31, 1997 ...................   SAI-77
   Statement of Operations for Year Ended December 31, 1997 .................   SAI-78
   Statement of Changes in Net Assets for the Year Ended December 31, 1997
    and December 31, 1996 ...................................................   SAI-79
   Selected Per Unit Data ...................................................   SAI-80
   Notes to Financial Statements ............................................   SAI-81

STATE STREET BANK AND TRUST COMPANY--

LIFECYCLE FUND GROUP TRUST--MODERATE

   Report of Independent Accountants-- ......................................   SAI-84
Lifecycle Fund Group Trust--Moderate:
   Statement of Assets and Liabilities, December 31, 1997 ...................   SAI-85
   Statement of Operations for the Year Ended December 31, 1997 .............   SAI-86
   Statement of Changes in Net Assets for the Year Ended December 31, 1997
    and December 31, 1996 ...................................................   SAI-87
   Selected Per Unit Data ...................................................   SAI-88
   Notes to Financial Statements ............................................   SAI-89

STATE STREET BANK AND TRUST COMPANY--UNDERLYING FUNDS

FLAGSHIP FUND
   Report of Independent Accountants-- ......................................   SAI-92
S&P 500 Flagship Fund and S&P 500 Index Fund with Futures:
   Combined Statement of Assets and Liabilities, December 31, 1997 ..........   SAI-93
   Combined Statement of Operations for the Year Ended December 31, 1997.....   SAI-94
   Combined Statement of Changes in Net Assets for the Years Ended
    December 31, 1997 and 1996 ..............................................   SAI-95
   S&P 500 Index Fund with Futures Selected Per Unit Data ...................   SAI-96
   S&P 500 Flagship Fund Selected Per Unit Data .............................   SAI-97
   Notes to Combined Financial Statements ...................................   SAI-98
   Combined Schedule of Investments, December 31, 1997 ......................   SAI-102

RUSSELL 2000 FUND
   Report of Independent Accountants-- ......................................   SAI-113
Russell 2000 Fund and Russell 2000 Non-Lending Fund:
   Combined Statement of Assets and Liabilities, December 31, 1997 ..........   SAI-114
   Combined Statement of Operations for the Year Ended December 31, 1997.....   SAI-115
   Combined Statement of Changes in Net Assets for the Years Ended
    December 31, 1997 and 1996 ..............................................   SAI-116
   Selected Per Unit Data ...................................................   SAI-117
   Notes to Financial Statements ............................................   SAI-119
   Combined Schedule of Investments .........................................   SAI-123


                                     SAI-23

--------------------------------------------------------------------------------

     The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of the Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investments again.



DAILY EAFE FUND
   Report of Independent Accountants-- ......................................   SAI-163
Daily EAFE Fund and Daily EAFE Fund Non-Lending:
   Combined Statement of Assets and Liabilities, December 31, 1997 ..........   SAI-164
   Combined Statement of Operations for the Year Ended December 31, 1997.....   SAI-165
   Combined Statement of Changes in Net Assets for the Years Ended
    December 31, 1997 and 1996 ..............................................   SAI-166
   Daily EAFE Fund Selected Per Unit Data ...................................   SAI-167
   Daily EAFE Non-Lending Fund Selected Per Unit Data .......................   SAI-168
   Notes to Combined Financial Statements ...................................   SAI-169
   Combined Schedule of Investments, December 31, 1997 ......................   SAI-174

GC BOND FUND

   Report of Independent Accountants-- ......................................   SAI-200
Daily Government/Corporate Fund:
   Statement of Assets and Liabilities, December 31, 1997 ...................   SAI-201
   Statement of Operations for the Year Ended December 31, 1997 .............   SAI-202
   Statement of Changes in Net Assets for the Years Ended December 31,
    1997 and 1996 ...........................................................   SAI-203
   Selected Per Unit Data ...................................................   SAI-204
   Notes to Financial Statements ............................................   SAI-205
   Schedule of Investments, December 31, 1997 ...............................   SAI-206

STIF FUND

   Report of Independent Accountants-- ......................................   SAI-218
Short Term Investment Fund:
   Statement of Assets and Liabilities, December 31, 1997 ...................   SAI-219
   Statement of Operations for the Year Ended December 31, 1997 .............   SAI-220
   Statement of Changes in Net Assets for the Years Ended December 31,
    1997 ....................................................................   SAI-221
   Selected Per Unit Data ...................................................   SAI-222
   Notes to Financial Statements ............................................   SAI-223
   Schedule of Investments, December 31, 1997 ...............................   SAI-225


                                     SAI-24

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of the Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of the American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund--Conservative) and 198 (The Lifecycle Fund--Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1997 and each of their results of operations, the changes in net assets for the periods indicated and the selected per unit data for the period presented, in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in the underlying mutual fund with the transfer agent at December 31, 1997, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
New York, New York
February 10, 1998

                                     SAI-25

-------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195 (THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1997
-------------------------------------------------------------------------------

ASSETS:
Investments in shares of The SSgA S&P 500 Index Fund--at value (cost: $68,944,315)
 (Notes 2 and 5) .................................................................    $77,810,063
Receivable from Equitable Life's General Account .................................         96,841
-----------------------------------------------------------------------------------   -----------
   Total assets ..................................................................     77,906,904
LIABILITIES--Accrued expenses ....................................................         96,640
-----------------------------------------------------------------------------------   -----------
NET ASSETS .......................................................................    $77,810,264
===================================================================================   ===========

See Notes to Financial Statements.

























                                     SAI-26

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 195
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations and Changes in Net Assets

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   1997               1996
                                                                             ----------------   ----------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2)--Dividends from SSgA S&P 500 Index Fund .......    $   1,386,961      $     714,952
EXPENSES (NOTE 3) ........................................................         (572,609)          (315,573)
---------------------------------------------------------------------------   -------------      -------------
NET INVESTMENT INCOME ....................................................          814,352            399,379
---------------------------------------------------------------------------   -------------      -------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ....................................        5,236,295          2,170,339
Realized gain distribution from SSgA S&P 500 Index Fund ..................        2,147,525          1,199,133
---------------------------------------------------------------------------   -------------      -------------
NET REALIZED GAIN ........................................................        7,383,820          3,369,472
---------------------------------------------------------------------------   -------------      -------------
Unrealized appreciation of investments:
 Beginning of year .......................................................        2,754,449          1,485,778
 End of year .............................................................        8,865,748          2,754,449
---------------------------------------------------------------------------   -------------      -------------
Change in unrealized appreciation/depreciation ...........................        6,111,299          1,268,671
---------------------------------------------------------------------------   -------------      -------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ..........................       13,495,119          4,638,143
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to operations ........................       14,309,471          5,037,522
---------------------------------------------------------------------------   -------------      -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................       72,942,238         25,357,074
Withdrawals ..............................................................      (42,843,748)       (16,441,539)
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to contributions and withdrawals .....       30,098,490          8,915,535
---------------------------------------------------------------------------   -------------      -------------
INCREASE IN NET ASSETS ...................................................       44,407,961         13,953,057
NET ASSETS--BEGINNING OF YEAR ............................................       33,402,303         19,449,246
---------------------------------------------------------------------------   -------------      -------------
NET ASSETS--END OF YEAR ..................................................    $  77,810,264      $  33,402,303
===========================================================================   =============      =============


See Notes to Financial Statements.













                                     SAI-27

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 197 (THE LIFECYCLE FUND--CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS:
Investments in shares of the Lifecycle Fund Group
 Trust Conservative--at value (cost: $6,737,731) (Note 2) .........    $7,251,949
Receivable from Equitable Life's General Account ..................           554
--------------------------------------------------------------------   ----------
Total assets ......................................................     7,252,503
--------------------------------------------------------------------   ----------
LIABILITIES--Accrued expenses .....................................        25,747
--------------------------------------------------------------------   ----------
NET ASSETS ........................................................    $7,226,756
====================================================================   ==========

See Notes to Financial Statements.






























                                     SAI-28

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 197
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations and Changes in Net Assets

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                   1997              1996
                                                                             ---------------   ---------------
FROM OPERATIONS:
EXPENSES (NOTE 3) ........................................................    $    (91,976)     $    (92,493)
---------------------------------------------------------------------------   ------------      ------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ....................................         278,397           155,169
---------------------------------------------------------------------------   ------------      ------------
Unrealized appreciation of investments:
 Beginning of year .......................................................         236,188           110,188
 End of year .............................................................         514,218           236,188
---------------------------------------------------------------------------   ------------      ------------
Change in unrealized appreciation/depreciation ...........................         278,030           126,000
---------------------------------------------------------------------------   ------------      ------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ..........................         556,427           281,169
---------------------------------------------------------------------------   ------------      ------------
Increase in net assets attributable to operations ........................         464,451           188,676
---------------------------------------------------------------------------   ------------      ------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................       5,122,907         4,350,710
Withdrawals ..............................................................      (2,870,864)       (3,002,761)
---------------------------------------------------------------------------   ------------      ------------
Increase in net assets attributable to contributions and withdrawals .....       2,252,043         1,347,949
---------------------------------------------------------------------------   ------------      ------------
INCREASE IN NET ASSETS ...................................................       2,716,494         1,536,625
NET ASSETS--BEGINNING OF PERIOD ..........................................       4,510,262         2,973,637
---------------------------------------------------------------------------   ------------      ------------
NET ASSETS--END OF PERIOD ................................................    $  7,226,756      $  4,510,262
===========================================================================   ============      ============

See Notes to Financial Statements.






















                                     SAI-29

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 198 (THE LIFECYCLE FUND-MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1997
-------------------------------------------------------------------------------

ASSETS:
Investments in shares of the Lifecycle Fund Group
 Trust Moderate--at value (cost: $85,605,635) (Note 2) .........    $108,498,474
Receivable from Equitable Life's General Account ...............           2,888
-----------------------------------------------------------------   ------------
  Total assets .................................................     108,501,362
LIABILITIES--Accrued expenses ..................................         203,313
-----------------------------------------------------------------   ------------
NET ASSETS .....................................................    $108,298,049
=================================================================   ============

See Notes to Financial Statements.

























                                     SAI-30

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations and Changes in Net Assets



                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   1997               1996
                                                                             ----------------   ----------------
FROM OPERATIONS:
EXPENSES (NOTE 3) ........................................................    $  (1,033,082)     $    (897,989)
---------------------------------------------------------------------------   -------------      -------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ....................................        1,903,769            981,358
---------------------------------------------------------------------------   -------------      -------------
UNREALIZED APPRECIATION OF INVESTMENTS:
 Beginning of year .......................................................        9,168,295            828,281
 End of year .............................................................       22,892,839          9,168,295
---------------------------------------------------------------------------   -------------      -------------
Change in unrealized appreciation/depreciation ...........................       13,724,544          8,340,014
---------------------------------------------------------------------------   -------------      -------------
Net Realized and Unrealized Gain on Investments ..........................       15,628,313          9,321,372
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to operations ........................       14,595,231          8,423,383
---------------------------------------------------------------------------   -------------      -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................       22,412,496         19,188,987
Withdrawals ..............................................................      (16,901,963)       (15,636,555)
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to contributions and withdrawals .....        5,510,533          3,552,432
---------------------------------------------------------------------------   -------------      -------------
INCREASE IN NET ASSETS ...................................................       20,105,764         11,975,815
NET ASSETS--BEGINNING OF PERIOD ..........................................       88,192,285         76,216,470
---------------------------------------------------------------------------   -------------      -------------
NET ASSETS--END OF PERIOD ................................................    $ 108,298,049      $  88,192,285
===========================================================================   =============      =============

See Notes to Financial Statements.
















                                    SAI-31

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements


     1. Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund-Conservative) and 198 (the Lifecycle Fund-Moderate) (the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

     Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

     Equitable Life is the investment manager for the Funds.

     The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund (formerly the Seven Seas S&P 500 Fund), a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is State Street Bank and Trust Company (State Street).

     Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group is organized as a common law trust under Massachusetts law, and, because of exclusionary provisions, are not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.

     2. Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-date.

     Investments in the SSgA S&P 500 Index Fund, the Lifecycle
Funds--Conservative's and Moderate's investments in the Lifecycle Fund Group Trusts--Conservative and Moderate are valued at the underlying mutual fund's or trust's net asset value per share.

     3. Charges and fees relating to the Funds are deducted in accordance with the terms of the contracts issued by Equitable Life to the Trusts. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charges, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

     4. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life will affect such contracts. Accordingly, no Federal income tax provision is required.


                                     SAI-32

                        Report of Independent Accountants


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996 and for loan impairments in 1995.




/s/ Price Waterhouse, LLP
---------------------------
New York, New York
February 10, 1998


                                    SAI-33

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    19,630.9        $    18,077.0
  Mortgage loans on real estate.............................................         2,611.4              3,133.0
  Equity real estate........................................................         2,749.2              3,297.5
  Policy loans..............................................................         2,422.9              2,196.1
  Other equity investments..................................................           951.5                860.6
  Investment in and loans to affiliates.....................................           731.1                685.0
  Other invested assets.....................................................           624.7                 25.4
                                                                              -----------------    -----------------
      Total investments.....................................................        29,721.7             28,274.6
Cash and cash equivalents...................................................           300.5                538.8
Deferred policy acquisition costs...........................................         3,236.6              3,104.9
Amounts due from discontinued operations....................................           572.8                996.2
Other assets................................................................         2,685.2              2,552.2
Closed Block assets.........................................................         8,566.6              8,495.0
Separate Accounts assets....................................................        36,538.7             29,646.1
                                                                              -----------------    -----------------

Total Assets................................................................   $    81,622.1        $    73,607.8
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................   $    21,579.5        $    21,865.6
Future policy benefits and other policyholder's liabilities.................         4,553.8              4,416.6
Short-term and long-term debt...............................................         1,991.2              1,766.9
Other liabilities...........................................................         3,257.1              2,785.1
Closed Block liabilities....................................................         9,073.7              9,091.3
Separate Accounts liabilities...............................................        36,306.3             29,598.3
                                                                              -----------------    -----------------
      Total liabilities.....................................................        76,761.6             69,523.8
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,105.8              3,105.8
Retained earnings...........................................................         1,235.9                798.7
Net unrealized investment gains.............................................           533.6                189.9
Minimum pension liability...................................................           (17.3)               (12.9)
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         4,860.5              4,084.0
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................   $    81,622.1        $    73,607.8
                                                                              =================    =================



                 See Notes to Consolidated Financial Statements.

                                    SAI-34

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income......................................................   $      950.6       $       874.0      $       788.2
Premiums......................................................          601.5               597.6              606.8
Net investment income.........................................        2,282.8             2,203.6            2,088.2
Investment (losses) gains, net................................          (45.2)               (9.8)               5.3
Commissions, fees and other income............................        1,227.2             1,081.8              897.1
Contribution from the Closed Block............................          102.5               125.0              143.2
                                                                -----------------  -----------------  -----------------

      Total revenues..........................................        5,119.4             4,872.2            4,528.8
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,266.2             1,270.2            1,248.3
Policyholders' benefits.......................................          978.6             1,317.7            1,008.6
Other operating costs and expenses............................        2,203.9             2,075.7            1,775.8
                                                                -----------------  -----------------  -----------------

      Total benefits and other deductions.....................        4,448.7             4,663.6            4,032.7
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change.................................          670.7               208.6              496.1
Federal income taxes..........................................           91.5                 9.7              120.5
Minority interest in net income of consolidated subsidiaries..           54.8                81.7               62.8
                                                                -----------------  -----------------  -----------------
Earnings from continuing operations before cumulative
  effect of accounting change.................................          524.4               117.2              312.8
Discontinued operations, net of Federal income taxes..........          (87.2)              (83.8)               -
Cumulative effect of accounting change, net of Federal
  income taxes................................................            -                 (23.1)               -
                                                                -----------------  -----------------  -----------------

Net Earnings..................................................   $      437.2       $        10.3      $       312.8
                                                                =================  =================  =================




                 See Notes to Consolidated Financial Statements.

                                    SAI-35

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning and end of year.....        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................          798.7               788.4              475.6
Net earnings..................................................          437.2                10.3              312.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................        1,235.9               798.7              788.4
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year...          189.9               396.5             (220.5)
Change in unrealized investment gains (losses)................          343.7              (206.6)             617.0
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains, end of year..................          533.6               189.9              396.5
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (12.9)              (35.1)              (2.7)
Change in minimum pension liability...........................           (4.4)               22.2              (32.4)
                                                                                                      -----------------
                                                                -----------------  -----------------
Minimum pension liability, end of year........................          (17.3)              (12.9)             (35.1)
                                                                -----------------  -----------------  -----------------

Total Shareholder's Equity, End of Year.......................   $    4,860.5       $     4,084.0      $     4,258.1
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.


                                    SAI-36

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
Net earnings..................................................   $      437.2       $        10.3      $       312.8
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Interest credited to policyholders' account balances........        1,266.2             1,270.2            1,248.3
  Universal life and investment-type product
    policy fee income.........................................         (950.6)             (874.0)            (788.2)
  Investment losses (gains)...................................           45.2                 9.8               (5.3)
  Change in Federal income tax payable........................          (74.4)             (197.1)             221.6
  Other, net..................................................          169.4               330.2               80.5
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          893.0               549.4            1,069.7
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,702.9             2,275.1            1,897.4
  Sales.......................................................       10,385.9             8,964.3            8,867.1
  Purchases...................................................      (13,205.4)          (12,559.6)         (11,675.5)
  (Increase) decrease in short-term investments...............         (555.0)              450.3              (99.3)
  Decrease in loans to discontinued operations................          420.1             1,017.0            1,226.9
  Sale of subsidiaries........................................          261.0                 -                  -
  Other, net..................................................         (612.6)             (281.0)            (413.4)
                                                                -----------------  -----------------  -----------------

Net cash used by investing activities.........................         (603.1)             (133.9)            (196.8)
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities: Policyholders' account balances:
    Deposits..................................................        1,281.7             1,925.4            2,586.5
    Withdrawals...............................................       (1,886.8)           (2,385.2)          (2,657.1)
  Net increase (decrease) in short-term financings............          419.9                 (.3)             (16.4)
  Additions to long-term debt.................................           32.0                 -                599.7
  Repayments of long-term debt................................         (196.4)             (124.8)             (40.7)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................          (83.9)                -             (1,215.4)
  Other, net..................................................          (94.7)              (66.5)             (48.4)
                                                                -----------------  -----------------  -----------------

Net cash used by financing activities.........................         (528.2)             (651.4)            (791.8)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (238.3)             (235.9)              81.1
Cash and cash equivalents, beginning of year..................          538.8               774.7              693.6
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      300.5       $       538.8      $       774.7
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      217.1       $       109.9      $        89.6
                                                                =================  =================  =================
  Income Taxes Paid (Refunded)................................   $      170.0       $       (10.0)     $       (82.7)
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

                                    SAI-37

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and, prior to December 31, 1996, its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which continues to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.7% at December 31, 1997 (54.3% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiary (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and, through June 10, 1997, Equitable Real Estate Investment Management, Inc. ("EREIM"), a real estate investment management subsidiary which was sold (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued operations (see Note
        7).

        The years "1997," "1996" and "1995" refer to the years ended December 31, 1997, 1996 and 1995, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1997 presentation.


                                    SAI-38

        Closed Block

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations

        Discontinued operations consist of the business of the former Guaranteed Interest Contract ("GIC") segment which includes the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and the GIC lines of business. An allowance was established for the premium deficiency reserve for Wind-Up Annuities and estimated future losses of the GIC line of business. Management reviews the adequacy of the allowance each quarter and, during the 1997 and 1996 fourth quarter reviews, the allowance for future losses was increased. Management believes the allowance for future losses at December 31, 1997 is adequate to provide for all future losses; however, the determination of the allowance continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 7).

        Accounting Changes

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. SFAS No. 121 requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains

                                    SAI-39

        (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to The Equitable's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held for production of income. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate held for sale. Valuation allowances on real estate held for sale continue to be computed using the lower of depreciated cost or estimated fair value, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities vacated in 1996.

        In the first quarter of 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Impaired loans within SFAS No. 114's scope are to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this statement did not have a material effect on the level of the allowances for possible losses or on the Company's consolidated statements of earnings and shareholder's equity.

        New Accounting Pronouncements

        In January 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," which revises current note disclosure requirements for employers' pension and other retiree benefits. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of SFAS No. 132 in the 1998 consolidated financial statements.

        In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. SOP 97-3 is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on the Company's consolidated financial statements.

        In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information will be required to be reported on the basis used by management for evaluating segment performance and for deciding how to allocate resources to segments. This statement is effective for fiscal years beginning after December 15, 1997 and need not be applied to interim reporting in the initial year of adoption. Restatement of comparative information for earlier periods is required. Management is currently reviewing its definition of business segments in light of the requirements of SFAS No. 131.

        In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires an enterprise to classify items of other


                                    SAI-40
        comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for  comparative  purposes  is  required.  The  Company  will  adopt the
        provisions  of  SFAS  No.  130  in  its  1998   consolidated   financial
        statements.

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Implementation of SFAS No. 125 did not have nor is SFAS No. 127 expected to have a material impact on the Company's consolidated financial statements.

        Valuation of Investments

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Valuation allowances are netted against the asset categories to which they apply.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.


                                    SAI-41

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains, Net and Unrealized Investment Gains (Losses)

        Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized   investment   gains   (losses)  are   determined  by  specific
        identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.


                                    SAI-42

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1997, the expected investment yield, excluding policy loans, generally ranged from 7.53% grading to 7.92% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue.

        Policyholders' Account Balances and Future Policy Benefits

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for


                                    SAI-43
        that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study of participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, such as expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During  the  fourth  quarter  of  1996,  the  Company  completed  a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million related to DI products issued prior to July 1993. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual DI and major medical policies were $886.7 million and $869.4 million at December 31, 1997 and 1996, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding reserve strengthening in 1996) are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $       190.2       $      189.0       $      176.0
        Incurred benefits related to prior years...........            2.1               69.1               67.8
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       192.3       $      258.1       $      243.8
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        28.8       $       32.6       $       37.0
        Benefits paid related to prior years...............          146.2              153.3              137.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       175.0       $      185.9       $      174.8
                                                            =================   ================   =================


                                    SAI-44

        Policyholders' Dividends

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  board  of  directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 1997, participating policies, including those in the Closed Block, represent approximately 21.2% ($50.2 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes

        The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1997, 1996 and 1995, investment results of such Separate Accounts were $3,411.1 million, $2,970.6 million and $1,963.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Employee Stock Option Plan

        The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the


                                    SAI-45
        exercise price. See Note 21 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        Gross               Gross
                                                   Amortized          Unrealized         Unrealized          Estimated
                                                      Cost              Gains              Losses            Fair Value
                                                -----------------  -----------------   ----------------   -----------------
                                                                              (In Millions)
        December 31, 1997
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    14,230.3      $       785.0       $       74.5       $    14,940.8
            Mortgage-backed....................        1,702.8               23.5                1.3             1,725.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,583.2               83.9                 .6             1,666.5
            States and political subdivisions..          673.0                6.8                 .1               679.7
            Foreign governments................          442.4               44.8                2.0               485.2
            Redeemable preferred stock.........          128.0                6.7                1.0               133.7
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    18,759.7      $       950.7       $       79.5       $    19,630.9
                                                =================  =================   ================   =================
        Equity Securities:
          Common stock.........................  $       408.4      $        48.7       $       15.0       $       442.1
                                                =================  =================   ================   =================
        December 31, 1996
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $    13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3             2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3             1,559.3
            States and political subdivisions..           77.0                4.5                -                  81.5
            Foreign governments................          302.6               18.0                2.2               318.4
            Redeemable preferred stock.........          139.1                3.3                7.1               135.3
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $    18,077.0
                                                =================  =================   ================   =================
        Equity Securities:
          Common stock.........................  $       362.0      $        49.3       $       17.7       $       393.6
                                                =================  =================   ================   =================

                                    SAI-46

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1997 and 1996, securities without a readily ascertainable market value having an amortized cost of $3,759.2 million and $3,915.7 million, respectively, had estimated fair values of $3,903.9 million and $4,024.6 million, respectively.

        The contractual maturity of bonds at December 31, 1997 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Due in one year or less................................................  $      149.9       $      151.3
        Due in years two through five..........................................       2,962.8            3,025.2
        Due in years six through ten...........................................       6,863.9            7,093.0
        Due after ten years....................................................       6,952.3            7,502.7
        Mortgage-backed securities.............................................       1,702.8            1,725.0
                                                                                ----------------   -----------------
        Total..................................................................  $   18,631.7       $   19,497.2
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1997, approximately 17.85% of the $18,610.6 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        Fixed maturity investments with restructured or modified terms are not material.


                                    SAI-47

        Investment valuation allowances and changes thereto are shown below:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balances, beginning of year........................  $       137.1       $      325.3       $      284.9
        SFAS No. 121 release...............................            -               (152.4)               -
        Additions charged to income........................          334.6              125.0              136.0
        Deductions for writedowns and
          asset dispositions...............................          (87.2)            (160.8)             (95.6)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       384.5       $      137.1       $      325.3
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        55.8       $       50.4       $       65.5
          Equity real estate...............................          328.7               86.7              259.8
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       384.5       $      137.1       $      325.3
                                                            =================   ================   =================

        At December 31, 1997, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $12.6 million of fixed maturities and $.9 million of mortgage loans on real estate.

        At December 31, 1997 and 1996, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $23.4 million (0.9% of total mortgage loans on real estate) and $12.4 million (0.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $183.4 million and $388.3 million at December 31, 1997 and 1996, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $17.2 million, $35.5 million and $52.1 million in 1997, 1996 and 1995, respectively. Gross interest income on these loans included in net investment income aggregated $12.7 million, $28.2 million and $37.4 million in 1997, 1996 and 1995, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   1997                 1996
                                                                            -------------------  -------------------
                                                                                         (In Millions)
        Impaired mortgage loans with provision for losses..................  $        196.7       $        340.0
        Impaired mortgage loans without provision for losses...............             3.6                122.3
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           200.3                462.3
        Provision for losses...............................................           (51.8)               (46.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        148.5       $        415.9
                                                                            ===================  ===================


                                    SAI-48

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1997, 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $246.9 million, $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $15.2 million, $38.8 million and $27.9 million ($2.3 million, $17.9 million and $13.4 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1997 and 1996, the carrying value of equity real estate held for sale amounted to $1,023.5 million and $345.6 million, respectively. For 1997, 1996 and 1995, respectively, real estate of $152.0 million, $58.7 million and $35.3 million was acquired in satisfaction of debt. At December 31, 1997 and 1996, the Company owned $693.3 million and $771.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $541.1 million and $587.5 million at December 31, 1997 and 1996, respectively. Depreciation expense on real estate totaled $74.9 million, $91.8 million and $121.7 million for 1997, 1996 and 1995, respectively.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information for real estate joint ventures (29 and 34 individual ventures as of December 31, 1997 and 1996, respectively) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                    SAI-49


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $    1,700.9       $    1,883.7
        Investments in securities, generally at estimated fair value...........       1,374.8            2,430.6
        Cash and cash equivalents..............................................         105.4               98.0
        Other assets...........................................................         584.9              427.0
                                                                                ----------------   -----------------
        Total Assets...........................................................  $    3,766.0       $    4,839.3
                                                                                ================   =================

        Borrowed funds - third party...........................................  $      493.4       $    1,574.3
        Borrowed funds - the Company...........................................          31.2              137.9
        Other liabilities......................................................         284.0              415.8
                                                                                ----------------   -----------------
        Total liabilities......................................................         808.6            2,128.0
                                                                                ----------------   -----------------

        Partners' capital......................................................       2,957.4            2,711.3
                                                                                ----------------   -----------------

        Total Liabilities and Partners' Capital................................  $    3,766.0       $    4,839.3
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      568.5       $      806.8
        Equity in limited partnership interests not included above.............         331.8              201.8
        Other..................................................................           4.3                9.8
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $      904.6       $    1,018.4
                                                                                ================   =================

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       310.5       $      348.9       $      463.5
        Revenues of other limited partnership interests....          506.3              386.1              242.3
        Interest expense - third party.....................          (91.8)            (111.0)            (135.3)
        Interest expense - the Company.....................           (7.2)             (30.0)             (41.0)
        Other expenses.....................................         (263.6)            (282.5)            (397.7)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       454.2       $      311.5       $      131.8
                                                            =================   ================   =================

        Equity in net earnings included above..............  $        76.7       $       73.9       $       49.1
        Equity in net earnings of limited partnerships
          interests not included above.....................           69.5               35.8               44.8
        Other..............................................            (.9)                .9                1.0
                                                                                                   -----------------
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       145.3       $      110.6       $       94.9
                                                            =================   ================   =================

                                    SAI-50

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Fixed maturities...................................  $     1,459.4       $    1,307.4       $    1,151.1
        Mortgage loans on real estate......................          260.8              303.0              329.0
        Equity real estate.................................          390.4              442.4              560.4
        Other equity investments...........................          156.9              122.0               76.9
        Policy loans.......................................          177.0              160.3              144.4
        Other investment income............................          181.7              217.4              273.0
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,626.2            2,552.5            2,534.8
                                                            -----------------   ----------------   -----------------

          Investment expenses..............................          343.4              348.9              446.6
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,282.8       $    2,203.6       $    2,088.2
                                                            =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Fixed maturities...................................  $        88.1       $       60.5       $      119.9
        Mortgage loans on real estate......................          (11.2)             (27.3)             (40.2)
        Equity real estate.................................         (391.3)             (79.7)             (86.6)
        Other equity investments...........................           14.1               18.9               12.8
        Sale of subsidiaries...............................          252.1                -                  -
        Issuance and sales of Alliance Units...............            -                 20.6                -
        Other..............................................            3.0               (2.8)               (.6)
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $       (45.2)      $       (9.8)      $        5.3
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $11.7 million, $29.9 million and $46.7 million for 1997, 1996 and 1995, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $136.4 million and $23.7 million for 1997 and 1996, respectively. In the fourth quarter of 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally in the fourth quarter, $132.3 million of writedowns on real estate held for production of income were recorded.

        For 1997, 1996 and 1995, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $9,789.7 million, $8,353.5 million and $8,206.0 million. Gross gains of $166.0 million, $154.2 million and $211.4 million and gross losses of $108.8 million, $92.7 million and $64.2 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed


                                    SAI-51
        maturities classified as available for sale for 1997, 1996 and 1995 amounted to $513.4 million, $(258.0) million and $1,077.2 million, respectively.

        For 1997, 1996 and 1995, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $137.5 million, $136.7 million and $131.2 million, respectively.

        On June 10, 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), a publicly traded, international property and financial services company based in Sydney, Australia. The total purchase price was $400.0 million and consisted of $300.0 million in cash and a $100.0 million note maturing in eight years and bearing interest at the rate of 7.4%, subject to certain adjustments. Equitable Life recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million as a result of this transaction. Equitable Life entered into long-term advisory agreements whereby ERE will continue to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale.

        Through June 10, 1997 and the years ended December 31, 1996 and 1995, respectively, the businesses sold reported combined revenues of $91.6 million, $226.1 million and $245.6 million and combined net earnings of $10.7 million, $30.7 million and $27.9 million. Total combined assets and liabilities as reported at December 31, 1996 were $171.8 million and $130.1 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration to be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor by $120.9 million. This charge reflected Alliance's view that Cursitor's continuing decline in assets under management and its reduced profitability, resulting from relative investment underperformance, no longer supported the carrying value of its investment. As a result, the Company's earnings from continuing operations before cumulative effect of accounting change for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years. At December 31, 1997, the Company's ownership of Alliance Units was approximately 56.9%.


                                    SAI-52

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       189.9       $      396.5       $     (220.5)
        Changes in unrealized investment gains (losses)....          543.3             (297.6)           1,198.9
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........           53.2                -                (78.1)
            DAC............................................          (89.0)              42.3             (216.8)
            Deferred Federal income taxes..................         (163.8)              48.7             (287.0)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       533.6       $      189.9       $      396.5
                                                            =================   ================   =================

        Balance, end of year comprises:
          Unrealized investment gains on:
            Fixed maturities...............................  $       871.2       $      357.8       $      615.9
            Other equity investments.......................           33.7               31.6               31.1
            Other, principally Closed Block................           80.9               53.1               93.1
                                                            -----------------   ----------------   -----------------
              Total........................................          985.8              442.5              740.1
          Amounts of unrealized investment gains
            attributable to:
              Participating group annuity contracts........          (19.0)             (72.2)             (72.2)
              DAC..........................................         (141.0)             (52.0)             (94.3)
              Deferred Federal income taxes................         (292.2)            (128.4)            (177.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       533.6       $      189.9       $      396.5
                                                            =================   ================   =================


                                    SAI-53

6)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $4,059.4 and $3,820.7)...........................................  $    4,231.0         $    3,889.5
        Mortgage loans on real estate........................................       1,341.6              1,380.7
        Policy loans.........................................................       1,700.2              1,765.9
        Cash and other invested assets.......................................         282.7                336.1
        DAC..................................................................         775.2                876.5
        Other assets.........................................................         235.9                246.3
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    8,566.6         $    8,495.0
                                                                              =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances...........  $    8,993.2         $    8,999.7
        Other liabilities....................................................          80.5                 91.6
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    9,073.7         $    9,091.3
                                                                              =================    =================

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Revenues
        Premiums and other revenue.........................  $       687.1       $      724.8       $      753.4
        Investment income (net of investment
          expenses of $27.0, $27.3 and $26.7)..............          574.9              546.6              538.9
        Investment losses, net.............................          (42.4)              (5.5)             (20.2)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,219.6            1,265.9            1,272.1
                                                            -----------------   ----------------   -----------------

        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,066.7            1,106.3            1,077.6
        Other operating costs and expenses.................           50.4               34.6               51.3
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,117.1            1,140.9            1,128.9
                                                            -----------------   ----------------   -----------------

        Contribution from the Closed Block.................  $       102.5       $      125.0       $      143.2
                                                            =================   ================   =================

        At December 31, 1997 and 1996, problem mortgage loans on real estate had an amortized cost of $8.1 million and $4.3 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $70.5 million and $114.2 million, respectively. At December 31, 1996, the restructured mortgage loans on real estate amount included $.7 million of problem mortgage loans on real estate.

                                    SAI-54

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Impaired mortgage loans with provision for losses......................  $       109.1      $       128.1
        Impaired mortgage loans without provision for losses...................             .6                 .6
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................          109.7              128.7
        Provision for losses...................................................          (17.4)             (12.9)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        92.3      $       115.8
                                                                                ================   =================

        During 1997, 1996 and 1995, the Closed Block's average recorded investment in impaired mortgage loans was $110.2 million, $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $9.4 million, $10.9 million and $5.9 million ($4.1 million, $4.7 million and $1.3 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        Valuation allowances amounted to $18.5 million and $13.8 million on mortgage loans on real estate and $16.8 million and $3.7 million on equity real estate at December 31, 1997 and 1996, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held for production of income. Writedowns of fixed maturities amounted to $3.5 million, $12.8 million and $16.8 million for 1997, 1996 and 1995, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $28.8 million for 1997.

        In the fourth quarter of 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Additionally, in the fourth quarter, $28.8 million of writedowns on real estate held for production of income were recorded.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.


                                    SAI-55

 7)     DISCONTINUED OPERATIONS

        Summarized financial information for discontinued operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Assets
        Mortgage loans on real estate........................................  $      655.5         $    1,111.1
        Equity real estate...................................................         655.6                925.6
        Other equity investments.............................................         209.3                300.5
        Short-term investments...............................................         102.0                 63.2
        Other invested assets................................................          41.9                 50.9
                                                                              -----------------    -----------------
          Total investments..................................................       1,664.3              2,451.3
        Cash and cash equivalents............................................         106.8                 42.6
        Other assets.........................................................         253.9                242.9
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    2,025.0         $    2,736.8
                                                                              =================    =================

        Liabilities
        Policyholders' liabilities...........................................  $    1,048.3         $    1,335.9
        Allowance for future losses..........................................         259.2                262.0
        Amounts due to continuing operations.................................         572.8                996.2
        Other liabilities....................................................         144.7                142.7
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    2,025.0         $    2,736.8
                                                                              =================    =================


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Revenues
        Investment income (net of investment
          expenses of $97.3, $127.5 and $153.1)............  $       188.6       $      245.4       $      323.6
        Investment losses, net.............................         (173.7)             (18.9)             (22.9)
        Policy fees, premiums and other income.............             .2                 .2                 .7
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           15.1              226.7              301.4

        Benefits and other deductions......................          169.5              250.4              326.5
        Losses charged to allowance for future losses......         (154.4)             (23.7)             (25.1)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (134.1)            (129.0)               -
        Federal income tax benefit.........................           46.9               45.2                -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (87.2)      $      (83.8)      $        -
                                                            =================   ================   =================

                                    SAI-56

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the allowance in 1997 and 1996, respectively.

        In the fourth quarter of 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Additionally, in the fourth quarter, $92.5 million of writedown on real estate held for production of income were recognized.

        Benefits and other deductions includes $53.3 million, $114.3 million and $154.6 million of interest expense related to amounts borrowed from continuing operations in 1997, 1996 and 1995, respectively.

        Valuation allowances amounted to $28.4 million and $9.0 million on mortgage loans on real estate and $88.4 million and $20.4 million on equity real estate at December 31, 1997 and 1996, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held for production of income. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $95.7 million and $12.3 million for 1997 and 1996, respectively.

        At December 31, 1997 and 1996, problem mortgage loans on real estate had amortized costs of $11.0 million and $7.9 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $109.4 million and $208.1 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with provision for losses......................  $       101.8      $        83.5
        Impaired mortgage loans without provision for losses...................             .2               15.0
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................          102.0               98.5
        Provision for losses...................................................          (27.3)              (8.8)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        74.7      $        89.7
                                                                                ================   =================

        During 1997, 1996 and 1995, the discontinued operations' average recorded investment in impaired mortgage loans was $89.2 million, $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $6.6 million, $10.1 million and $4.5 million ($5.3 million, $7.5 million and $.4 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        At December 31, 1997 and 1996, discontinued operations had carrying values of $156.2 million and $263.0 million, respectively, of real estate acquired in satisfaction of debt.


                                    SAI-57

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
        Short-term debt......................................................  $      422.2         $      174.1
                                                                              -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.......................         399.4                399.4
          7.70% surplus notes scheduled to mature 2015.......................         199.7                199.6
          Other..............................................................            .3                   .5
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.4                599.5
                                                                              -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 5.87% - 12.00% due through 2006....................         951.1                968.6
                                                                              -----------------    -----------------
        Alliance:
          Other..............................................................          18.5                 24.7
                                                                              -----------------    -----------------
        Total long-term debt.................................................       1,569.0              1,592.8
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,991.2         $    1,766.9
                                                                              =================    =================

        Short-term Debt

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in June 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1997 range from 5.88% to 8.50%. There were no borrowings outstanding under this bank credit facility at December 31, 1997.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million bank credit facility. At December 31, 1997, $50.0 million was outstanding under this program.

        During 1996, Alliance entered into a $250.0 million five-year revolving credit facility with a group of banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for Alliance's $250.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. At December 31, 1997, Alliance had $72.0 million in commercial paper outstanding and there were no borrowings under the revolving credit facility.


                                    SAI-58

        Long-term Debt

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. Payments of interest on, or principal of, the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,164.0 million and $1,406.4 million at December 31, 1997 and 1996, respectively, as collateral for certain long-term debt.

        At December 31, 1997, aggregate maturities of the long-term debt based on required principal payments at maturity for 1998 and the succeeding four years are $565.8 million, $201.4 million, $8.6 million, $1.7 million and $1.8 million, respectively, and $790.6 million thereafter.

 9)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Federal income tax expense (benefit):
          Current..........................................  $       186.5       $       97.9       $      (11.7)
          Deferred.........................................          (95.0)             (88.2)             132.2
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        91.5       $        9.7       $      120.5
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Expected Federal income tax expense................  $       234.7       $       73.0       $      173.7
        Non-taxable minority interest......................          (38.0)             (28.6)             (22.0)
        Adjustment of tax audit reserves...................          (81.7)               6.9                4.1
        Equity in unconsolidated subsidiaries..............          (45.1)             (32.3)             (19.4)
        Other..............................................           21.6               (9.3)             (15.9)
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $        91.5       $        9.7       $      120.5
                                                            =================   ================   =================


                                    SAI-59

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 1997                  December 31, 1996
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $     257.9      $        -        $      259.2      $       -
        Other..................................         30.7               -                 -                1.8
        DAC, reserves and reinsurance..........          -               222.8               -              166.0
        Investments............................          -               405.7               -              328.6
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     288.6      $      628.5      $      259.2      $     496.4
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        DAC, reserves and reinsurance......................  $        46.2       $     (156.2)      $       63.3
        Investments........................................         (113.8)              78.6               13.0
        Compensation and related benefits..................            3.7               22.3               30.8
        Other..............................................          (31.1)             (32.9)              25.1
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense................................  $       (95.0)      $      (88.2)      $      132.2
                                                            =================   ================   =================

        The Internal Revenue Service (the "IRS") is in the process of examining the Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.


                                    SAI-60

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Direct premiums....................................  $       448.6       $      461.4       $      474.2
        Reinsurance assumed................................          198.3              177.5              171.3
        Reinsurance ceded..................................          (45.4)             (41.3)             (38.7)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       601.5       $      597.6       $      606.8
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        61.0       $       48.2       $       44.0
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        70.6       $       54.1       $       48.9
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        36.4       $       32.3       $       28.5
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $1.6 million, $2.4 million and $260.6 million for 1997, 1996 and 1995, respectively. Ceded death and disability benefits totaled $4.3 million, $21.2 million and $188.1 million for 1997, 1996 and 1995, respectively. Insurance liabilities ceded totaled $593.8 million and $652.4 million at December 31, 1997 and 1996, respectively.


                                    SAI-61

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Service cost.......................................  $        32.5       $       33.8       $       30.0
        Interest cost on projected benefit obligations.....          128.2              120.8              122.0
        Actual return on assets............................         (307.6)            (181.4)            (309.2)
        Net amortization and deferrals.....................          166.6               43.4              155.6
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        19.7       $       16.6       $       (1.6)
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Actuarial present value of obligations:
          Vested...............................................................  $    1,702.6       $    1,672.2
          Non-vested...........................................................           3.9               10.1
                                                                                ----------------   -----------------
        Accumulated Benefit Obligation.........................................  $    1,706.5       $    1,682.3
                                                                                ================   =================

        Plan assets at fair value..............................................  $    1,867.4       $    1,626.0
        Projected benefit obligations..........................................       1,801.3            1,765.5
                                                                                ----------------   -----------------
        Projected benefit obligations (in excess of) or less than plan assets..          66.1             (139.5)
        Unrecognized prior service cost........................................          (9.9)             (17.9)
        Unrecognized net loss from past experience different
          from that assumed....................................................          95.0              280.0
        Unrecognized net asset at transition...................................           3.1                4.7
        Additional minimum liability...........................................           -                (19.3)
                                                                                ----------------   -----------------
        Prepaid  Pension Cost..................................................  $      154.3       $      108.0
                                                                                ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 4.07%, respectively, at December 31, 1997 and 7.5% and 4.25%, respectively, at December 31, 1996. As of January 1, 1997 and 1996, the expected long-term rate of return on assets for the retirement plan was 10.25%.


                                    SAI-62

        The Company recorded, as a reduction of shareholders' equity, an additional minimum pension liability of $17.3 million and $12.9 million, net of Federal income taxes, at December 31, 1997 and 1996, respectively, primarily representing the excess of the accumulated benefit obligation of the qualified pension plan over the accrued liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of group trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $33.2 million, $34.7 million and $36.4 million for 1997, 1996 and 1995, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1997, 1996 and 1995, the Company made estimated postretirement benefits payments of $18.7 million, $18.9 million and $31.1 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Service cost.......................................  $         4.5       $        5.3       $        4.0
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.7               34.6               34.7
        Net amortization and deferrals.....................            1.9                2.4               (2.3)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        41.1       $       42.3       $       36.4
                                                            =================   ================   =================

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Accumulated postretirement benefits obligation:
          Retirees.............................................................  $      388.5       $      381.8
          Fully eligible active plan participants..............................          45.7               50.7
          Other active plan participants.......................................          56.6               60.7
                                                                                ----------------   -----------------
                                                                                        490.8              493.2
        Unrecognized prior service cost........................................          40.3               50.5
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions....................        (140.6)            (150.5)
                                                                                ----------------   -----------------
        Accrued Postretirement Benefits Cost...................................  $      390.5       $      393.2
                                                                                ================   =================

                                    SAI-63

        Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and costs to the Company of providing these medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 8.75% in 1997, gradually declining to 2.75% in the year 2009 and in 1996 was 9.5%, gradually declining to 3.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% and 7.50% at December 31, 1997 and 1996, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1997 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1997 and 1996, respectively, was $1,353.4 million and $649.9 million. The average unexpired terms at December 31, 1997 ranged from 1.5 to 3.8 years. At December 31, 1997, the cost of terminating outstanding matched swaps in a loss position was $10.9 million and the unrealized gain on outstanding matched swaps in a gain position was $38.9 million. The Company has no intention of terminating these contracts prior to maturity. During 1996 and 1995, net gains of $.2 million and $1.4 million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1997 of contracts purchased and sold were $7,250.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $48.5 million and is being amortized ratably over the contract periods ranging from 1 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's activities related to derivatives are, by their nature trading activities which are primarily for the purpose of customer accommodations. DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments involving futures, forwards and options. DLJ's derivative activities consist of writing over-the-counter ("OTC") options to accommodate its customer needs, trading in forward contracts in U.S. government and agency issued or guaranteed securities and in futures contracts on equity-based indices, interest rate instruments and currencies and issuing structured products based on emerging market financial instruments and indices. DLJ's involvement in swap contracts and commodity derivative instruments is not significant.


                                    SAI-64

        Fair Value of Financial Instruments

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1997 and 1996.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

        Fair values for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.


                                    SAI-65

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              1997                               1996
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated Financial Instruments:
        Mortgage loans on real estate..........  $    2,611.4     $     2,822.8     $     3,133.0     $    3,394.6
        Other limited partnership interests....         509.4             509.4             467.0            467.0
        Policy loans...........................       2,422.9           2,493.9           2,196.1          2,221.6
        Policyholders' account balances -
          investment contracts.................      12,611.0          12,714.0          12,908.7         12,992.2
        Long-term debt.........................       1,569.0           1,531.5           1,592.8          1,557.7

        Closed Block Financial Instruments:
        Mortgage loans on real estate..........       1,341.6           1,420.7           1,380.7          1,425.6
        Other equity investments...............          86.3              86.3             105.0            105.0
        Policy loans...........................       1,700.2           1,784.2           1,765.9          1,798.0
        SCNILC liability.......................          27.6              30.3              30.6             34.9

        Discontinued Operations Financial
        Instruments:
        Mortgage loans on real estate..........         655.5             779.9           1,111.1          1,220.3
        Fixed maturities.......................          38.7              38.7              42.5             42.5
        Other equity investments...............         209.3             209.3             300.5            300.5
        Guaranteed interest contracts..........          37.0              34.0             290.7            300.5
        Long-term debt.........................         102.0             102.1             102.1            102.2

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $202.6 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $362.1 million at December 31, 1997, under existing loan or loan commitment agreements.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        The Insurance Group had $47.4 million of letters of credit outstanding at December 31, 1997.


                                    SAI-66

14)     LITIGATION

        Equitable Life recently agreed to settle, subject to court approval, previously disclosed cases brought by persons insured under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "Policies") in New York (Golomb et al. v. The Equitable Life Assurance Society of the United States), Pennsylvania (Malvin et al. v. The Equitable Life Assurance Society of the United States), Texas (Bowler et al. v. The Equitable Life Assurance Society of the United States), Florida (Bachman v. The Equitable Life Assurance Society of the United States) and California (Fletcher v. The Equitable Life Assurance Society of the United States). Plaintiffs in these cases claimed that Equitable Life's method for determining premium increases breached the terms of certain forms of the Policies and was misrepresented. Plaintiffs in Bowler and Fletcher also claimed that Equitable Life misrepresented to policyholders in Texas and California, respectively, that premium increases had been approved by insurance departments in those states and determined annual rate increases in a manner that discriminated against policyholders in those states in violation of the terms of the Policies, representations to policyholders and/or state law. The New York trial court dismissed the Golomb action with prejudice and plaintiffs appealed. In Bowler and Fletcher,
        Equitable Life denied the material allegations of the complaints and filed motions for summary judgment which have been fully briefed. The Malvin action was stayed indefinitely pending the outcome of proceedings in Golomb and in Fletcher the magistrate concluded that the case should be remanded to California state court and Equitable Life appealed that determination to the district judge. On December 23, 1997, Equitable Life entered into a settlement agreement, subject to court approval, which would result in the dismissal with prejudice of each of the five pending actions and the resolution of all similar claims on a nationwide basis.

        The settlement agreement provides for the creation of a nationwide class consisting of all persons holding, and paying premiums on, the Policies at any time since January 1, 1988. An amended complaint will be filed in the federal district court in Tampa, Florida (where the Florida action is pending), that would assert claims of the kind previously made in the cases described above on a nationwide basis, on behalf of policyholders in the nationwide class, which consists of approximately 127,000 former and current policyholders. If the settlement is approved, Equitable Life would pay $14,166,000 in exchange for release of all claims for past damages on claims of the type described in the five pending actions and the amended complaint. Costs of administering the settlement and any attorneys' fees awarded by the court to plaintiffs' counsel would be deducted from this fund before distribution of the balance to the class. In addition to this payment, Equitable Life will provide future relief to current holders of certain forms of the Policies in the form of an agreement to be embodied in the court's judgment, restricting the premium increases Equitable Life can seek on these Policies in the future. The parties estimate the present value of these restrictions at $23,333,000, before deduction of any attorneys' fees that may be awarded by the court. The estimate is based on assumptions about future events that cannot be predicted with certainty and accordingly the actual value of the future relief may differ. The parties to the settlement shortly will be asking the court to approve preliminarily the settlement and settlement class and to permit distribution of notice of the settlement to policyholders, establish procedures for objections, an opportunity to opt out of the settlements as it affects past damages, and a court hearing on whether the settlement should be finally approved. Equitable Life cannot predict whether the settlement will be approved or, if it is not approved, the outcome of the pending litigations. As noted, proceedings in Malvin were stayed indefinitely; proceedings in the other actions have been stayed or deferred to accommodate the settlement approval process.

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of


                                    SAI-67
        substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following seven paragraphs.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney
        C. Cole, et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc. The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. In June 1996, the Court issued a decision and order dismissing with prejudice plaintiffs' causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiffs' cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. In April 1997, plaintiffs noticed an appeal from the court's June 1996 order. Subsequently, Equitable Life and EOC noticed a cross-appeal from so much of the June 1996 order that denied their motion to dismiss. Briefing on the appeals is scheduled to begin on February 23, 1998. In June 1997, plaintiffs filed their memorandum of law and affidavits in support of their motion for class certification. That memorandum states that plaintiffs seek to certify a class solely on their breach of contract claims, and not on their negligent misrepresentation claim. Plaintiffs' class certification motion has been fully briefed by the parties and is sub judice. In August 1997, Equitable Life and EOC moved for summary judgment dismissing plaintiffs' remaining claims of breach of contract and negligent misrepresentation. Defendants' summary judgment motion has been fully briefed by the parties. On January 5, 1998, plaintiffs filed a note of issue (placing the case on the trial calendar).

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action originally was brought by an individual who purchased a whole life policy from Equitable Life in
        1989. In September 1997, with leave of the court, plaintiff filed a second amended petition naming six additional policyholder plaintiffs and three new sales agent defendants. The sole named individual defendant in the original petition is also named as a defendant in the second amended petition. Plaintiffs purport to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1981 through July 22, 1992. Plaintiffs allege improper sales practices based on allegations of misrepresentations concerning one or more of the following: the number of years that premiums would need to be paid; a policy's suitability as an investment vehicle; and the extent to which a policy was a proper replacement policy. Plaintiffs seek damages, including punitive damages, in an unspecified amount. In October 1997, Equitable Life filed (i) exceptions to the second amended petition, asserting deficiencies in pleading of venue and vagueness; and (ii) a motion to strike certain allegations. On January 23, 1998, the court heard argument on Equitable Life's exceptions and motion to strike. Those motions are sub judice. Motion practice regarding discovery continues.

                                    SAI-68

        On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company was commenced in New York state court, Kings County. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. EVLICO answered the complaint, denying the material allegations. In September 1996, Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the Court in Cole in
        January 1997. Plaintiff then moved for certification of a nationwide class consisting of all persons or entities who, since January 1, 1980, were sold one or more life insurance products based on misrepresentations as to the number of years that the annual premium would need to be paid, and/or who were allegedly induced to purchase additional policies from EVLICO using the cash value accumulated in existing policies. Defendants have opposed this motion. Discovery and briefing regarding plaintiff's motion for class certification are ongoing.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC in 1988. The complaint puts in issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff alleges claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. In May 1997, plaintiff served a motion for class certification. In July 1997, the parties submitted to the Court a joint scheduling report, joint scheduling order and a confidentiality stipulation and order. The Court signed the latter stipulation, and the others remain sub judice. Further briefing on plaintiff's class certification motion will await entry of a scheduling order and further class certification discovery, which has commenced and is on-going. In January 1998, the judge assigned to the case recused himself, and the case was reassigned. Defendants are to serve their answer in February 1998.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The amended complaint alleges that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. Equitable Life and


                                    SAI-69

        EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Motion practice regarding discovery continues.

        On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the contracts or compensatory damages, attorneys' fees, expenses and injunctive relief. Plaintiff filed an amended complaint in April 1997. In July 1997, Equitable Life served a motion to dismiss the amended complaint or, in the alternative, for summary judgment. On September 12, 1997, plaintiff moved for class certification. This motion is scheduled for hearing on February 18, 1998.

        On September 11, 1997, an action entitled Pamela L. and James A. Luther, individually and as representatives of all people similarly situated v. The Equitable Life Assurance Society of the United States, The Equitable Companies Incorporated, and Casey Cammack, individually and as agent for The Equitable Life Assurance Society of the United States and The Equitable Companies Incorporated, was filed in Texas state court. The action was brought by holders of a whole life policy and the beneficiary under that policy. Plaintiffs purport to represent a nationwide class of persons having an ownership or beneficial interest in whole and universal life policies issued by Equitable Life from January 1, 1982 through December 31, 1996. Also included in the purported class are persons having an ownership interest in variable annuities purchased from Equitable Life from January 1, 1992 to the present. The complaint puts in issue the allegations that uniform sales presentations, illustrations, and materials that Equitable Life agents used misrepresented the stated number of years that premiums would need to be paid and misrepresented the extent to which the policies at issue were proper replacement policies. Plaintiffs seek compensatory damages, attorneys' fees and expenses. In October 1997, Equitable Life served a general denial of the allegations against it. The same day, the Holding Company entered a special appearance contesting the court's jurisdiction over it. In November 1997, Equitable Life filed a plea in abatement, which, under Texas law, stayed further proceedings in the case because plaintiffs had not served a demand letter. Plaintiffs served a demand letter upon Equitable Life and the Holding Company, the response to which is due 60 days thereafter. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley, Dillon, Franze, Chaviano and Luther litigations should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On September 12, 1997, the United States District Court for the Northern District of Alabama, Southern Division, entered an order certifying James Brown as the representative of a class consisting of "[a]ll African-Americans who applied but were not hired for, were discouraged from applying for, or would have applied for the position of Sales Agent in the absence of the discriminatory practices, and/or procedures in the [former] Southern Region of The Equitable from May 16, 1987 to the present." The second amended complaint in James W. Brown, on behalf of others similarly situated v. The Equitable Life Assurance Society of the United States, alleges, among other things, that Equitable Life discriminated on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a


                                    SAI-70
        material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

        The U.S. Department of Labor ("DOL") is conducting an investigation of Equitable Life's management of the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and retains EREIM as advisor. Equitable Life agreed to indemnify the purchaser of EREIM (which Equitable Life sold in June 1997) with respect to any fines, penalties and rebates to clients in connection with this investigation. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this investigation will have a material adverse effect on the Company's results of operations in any particular period.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against Alliance North American Government
        Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which sought certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, sought an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleged that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the Complaint ("First Decision"). On October 11, 1996, plaintiffs filed a motion for reconsideration of the First Decision. On November 25, 1996, the court denied plaintiffs' motion for reconsideration of the First Decision. On October 29, 1997, the United States Court of Appeals for the Second Circuit issued an order granting defendants' motion to strike and dismissing plaintiffs' appeal of the First Decision. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that (i) the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so, (ii) the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and (iii) two advertisements used by the Fund misrepresented the risks of investing in the Fund. On July 15, 1997, the District Court denied plaintiffs' motion for leave to file an amended complaint and ordered that the case be dismissed ("Second Decision"). The plaintiffs have appealed the Second Decision to the United States Court of Appeals for the Second Circuit. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.


                                    SAI-71

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the U. S. District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the board of directors of Rickel, including a DLJSC managing director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995, and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the U.S. Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. On October 10, 1997, DLJSC and others were named as defendants in a new adversary proceeding in the Bankruptcy Court brought by the NGC Settlement Trust, an entity created by the NGC plan of reorganization to deal with asbestos-related claims. The Trust's allegations are substantially similar to the claims in the State Court action. In court papers dated October 16, 1997, the State Court plaintiff indicated that he would intervene in the Trust's adversary proceeding. On January 21, 1998, the Bankruptcy Court ruled that the State Court plaintiff's claims were not barred by the NGC plan of reorganization insofar as they alleged nondisclosure of certain cost reductions announced by NGC in October 1993. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the


                                    SAI-72
        information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. On February 26, 1997, the parties agreed to a settlement of these actions, subject to the District Court's approval, which was granted on July 31, 1997. The settlement is also subject to approval by the U.S. Bankruptcy Court for the Eastern District of Louisiana of proposed modifications to a confirmed plan of reorganization for Harrah's Jazz Company and Harrah's Jazz Finance Corp., and the satisfaction or waiver of all conditions to the effectiveness of the plan, as provided in the plan. There can be no assurance of the Bankruptcy Court's approval of the modifications to the plan of reorganization, or that the conditions to the effectiveness of the plan will be satisfied or waived. In the opinion of DLJ's management, the settlement, if approved, will not have a material adverse effect on DLJ's results of operations or on its consolidated financial condition.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1998 and the succeeding four years are $93.5 million, $84.4 million, $70.2 million, $56.4 million, $47.0 million and $489.3 million thereafter. Minimum future sub-lease rental income on these noncancelable leases for 1998 and the succeeding four years are $7.3 million, $5.9 million, $3.8 million, $2.4 million, $.8 million and $2.9 million thereafter.

        At December 31, 1997, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $247.0 million, $238.1 million, $218.7 million, $197.9 million, $169.1 million and $813.0 million thereafter.


                                    SAI-73

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Compensation costs.................................  $       721.5       $      704.8       $      628.4
        Commissions........................................          409.6              329.5              314.3
        Short-term debt interest expense...................           31.7                8.0               11.4
        Long-term debt interest expense....................          121.2              137.3              108.1
        Amortization of policy acquisition costs...........          287.3              405.2              317.8
        Capitalization of policy acquisition costs.........         (508.0)            (391.9)            (391.0)
        Rent expense, net of sub-lease income..............          101.8              113.7              109.3
        Cursitor intangible assets writedown...............          120.9                -                  -
        Other..............................................          917.9              769.1              677.5
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,203.9       $    2,075.7       $    1,775.8
                                                            =================   ================   =================

        During 1997, 1996 and 1995, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $42.4 million, $24.4 million and $32.0 million, respectively. The amounts paid during 1997, associated with cost reduction programs, totaled $22.8 million. At December 31, 1997, the liabilities associated with cost reduction programs amounted to $62.0 million. The 1997 cost reduction program include costs related to employee termination and exit costs. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. Amortization of DAC in 1996 included a $145.0 million writeoff of DAC related to DI contracts.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1997, 1996 and 1995, statutory net loss totaled $351.7 million, $351.1 million and $352.4 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1998.

        At December 31, 1997, the Insurance Group, in accordance with various government and state regulations, had $19.7 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                    SAI-74


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Net change in statutory surplus and
          capital stock....................................  $       203.6       $       56.0       $       78.1
        Change in asset valuation reserves.................          147.1              (48.4)             365.7
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................          350.7                7.6              443.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          (31.1)            (298.5)             (66.0)
          DAC..............................................          220.7              (13.3)              73.2
          Deferred Federal income taxes....................          103.1              108.0             (158.1)
          Valuation of investments.........................           46.8              289.8              189.1
          Valuation of investment subsidiary...............         (555.8)            (117.7)            (188.6)
          Limited risk reinsurance.........................           82.3               92.5              416.9
          Issuance of surplus notes........................            -                  -               (538.9)
          Postretirement benefits..........................           (3.1)              28.9              (26.7)
          Other, net.......................................           30.3               12.4              115.1
          GAAP adjustments of Closed Block.................            3.6               (9.8)              15.7
          GAAP adjustments of discontinued operations......          189.7              (89.6)              37.3
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       437.2       $       10.3       $      312.8
                                                            =================   ================   =================


                                                                                 December 31,
                                                            --------------------------------------------------------
                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Statutory surplus and capital stock................  $     2,462.5       $    2,258.9       $    2,202.9
        Asset valuation reserves...........................        1,444.6            1,297.5            1,345.9
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,907.1            3,556.4            3,548.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,336.1)          (1,305.0)          (1,006.5)
          DAC..............................................        3,236.6            3,104.9            3,075.8
          Deferred Federal income taxes....................         (370.8)            (306.1)            (452.0)
          Valuation of investments.........................          783.5              286.8              417.7
          Valuation of investment subsidiary...............       (1,338.6)            (782.8)            (665.1)
          Limited risk reinsurance.........................         (254.2)            (336.5)            (429.0)
          Issuance of surplus notes........................         (539.0)            (539.0)            (538.9)
          Postretirement benefits..........................         (317.5)            (314.4)            (343.3)
          Other, net.......................................          203.7              126.3                4.4
          GAAP adjustments of Closed Block.................          814.3              783.7              830.8
          GAAP adjustments of discontinued operations......           71.5             (190.3)            (184.6)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,860.5       $    4,084.0       $    4,258.1
                                                            =================   ================   =================


                                    SAI-75

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        Insurance Operations offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        Investment Services provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $81.9 million, $127.5 million and $124.1 million for 1997, 1996 and 1995, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the GIC Segment of $5.1 million, $15.7 million and $14.7 million for 1997, 1996 and 1995, respectively, are eliminated in consolidation.

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Revenues
        Insurance operations...............................  $     3,684.2       $    3,770.6       $    3,614.6
        Investment services................................        1,455.1            1,126.1              949.1
        Consolidation/elimination..........................          (19.9)             (24.5)             (34.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     5,119.4       $    4,872.2       $    4,528.8
                                                            =================   ================   =================

        Earnings (loss) from continuing  operations before Federal income taxes, minority interest and cumulative effect of accounting change
        Insurance operations...............................  $       250.3       $      (36.6)      $      303.1
        Investment services................................          485.7              311.9              224.0
        Consolidation/elimination..........................            -                   .2               (3.1)
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          736.0              275.5              524.0
        Corporate interest expense.........................          (65.3)             (66.9)             (27.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       670.7       $      208.6       $      496.1
                                                            =================   ================   =================


                                    SAI-76


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Assets
        Insurance operations...................................................  $    68,305.9      $    60,464.9
        Investment services....................................................       13,719.8           13,542.5
        Consolidation/elimination..............................................         (403.6)            (399.6)
                                                                                ----------------   -----------------
        Total..................................................................  $    81,622.1      $    73,607.8
                                                                                ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1997 and 1996, are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        1997
        Total Revenues................  $     1,266.0      $     1,552.8       $    1,279.0         $    1,021.6
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations before
          Cumulative Effect
          of Accounting Change........  $       117.4      $       222.5       $      145.1         $       39.4
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $       114.1      $       223.1       $      144.9         $      (44.9)
                                       =================  =================   ==================   ==================

        1996
        Total Revenues................  $     1,176.5      $     1,199.4       $    1,198.4         $    1,297.9
                                       =================  =================   ==================   ==================

        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================

        Net earnings for the three months ended December 31, 1997 includes a charge of $212.0 million related to additions to valuation allowances on and writeoffs of real estate of $225.2 million, and reserve strengthening on discontinued operations of $84.3 million offset by a reversal of prior years tax reserves of $97.5 million. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million and reserve strengthenings on DI business of $113.7 million, Pension Par of $47.5 million and Discontinued Operations of $83.8 million.


                                    SAI-77

20)     INVESTMENT IN DLJ

        At December 31, 1997, the Company's ownership of DLJ interest was approximately 34.4%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Assets:
        Trading account securities, at market value............................  $   16,535.7       $   15,728.1
        Securities purchased under resale agreements...........................      22,628.8           20,598.7
        Broker-dealer related receivables......................................      28,159.3           16,858.8
        Other assets...........................................................       3,182.0            2,318.1
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   70,505.8       $   55,503.7
                                                                                ================   =================

        Liabilities:
        Securities sold under repurchase agreements............................  $   36,006.7       $   29,378.3
        Broker-dealer related payables.........................................      25,706.1           19,409.7
        Short-term and long-term debt..........................................       3,670.6            2,704.5
        Other liabilities......................................................       2,860.9            2,164.0
                                                                                ----------------   -----------------
        Total liabilities......................................................      68,244.3           53,656.5
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
        Total shareholders' equity.............................................       2,061.5            1,647.2
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   70,505.8       $   55,503.7
                                                                                ================   =================

        DLJ's equity as reported...............................................  $    2,061.5       $    1,647.2
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.5               23.9
        The Holding Company's equity ownership in DLJ..........................        (740.2)            (590.2)
        Minority interest in DLJ...............................................        (729.3)            (588.6)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      615.5       $      492.3
                                                                                ================   =================

                                    SAI-78

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Commission, fees and other income......................................  $    2,356.8       $    1,818.2
        Net investment income..................................................       1,652.1            1,074.2
        Dealer, trading and investment gains, net..............................         631.6              598.4
                                                                                ----------------   -----------------
        Total revenues.........................................................       4,640.5            3,490.8
        Total expenses including income taxes..................................       4,232.3            3,199.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         408.2              291.3
        Dividends on preferred stock...........................................          12.1               18.7
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      396.1       $      272.6
                                                                                ================   =================

        DLJ's earnings applicable to common shares as reported.................  $      396.1       $      272.6
        Amortization of cost in excess of net assets acquired in 1985..........          (1.3)              (3.1)
        The Holding Company's equity in DLJ's earnings.........................        (156.8)            (107.8)
        Minority interest in DLJ...............................................        (109.1)             (73.4)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $      128.9       $       88.3
                                                                                ================   =================



                                    SAI-79

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1997, 1996 and 1995 would have been:

                                                                        1997              1996             1995
                                                                   ---------------   ---------------  ---------------
                                                                                     (In Millions)
        Net Earnings:
          As Reported.............................................  $      437.2      $      10.3      $      312.8
          Pro Forma...............................................  $      426.3      $       3.3      $      311.3

                                    SAI-80

        The fair value of options granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using the Black-Scholes option pricing model. The option pricing assumptions for 1997, 1996 and 1995 are as follows:

                                  Holding Company                      DLJ                            Alliance
                           ------------------------------ ------------------------------- ----------------------------------
                             1997      1996       1995      1997       1996       1995      1997        1996        1995
                           -------------------- --------- ---------- ---------- --------- ---------- ----------- -----------
        Dividend yield....    0.48%     0.80%      0.96%      0.86%      1.54%     1.85%      8.00%      8.00%      8.00%

        Expected volatility  20.00%    20.00%     20.00%     33.00%     25.00%    25.00%     26.00%     23.00%     23.00%

        Risk-free interest
          rate............    5.99%     5.92%      6.83%      5.96%      6.07%     5.86%      5.70%      5.80%      6.00%

        Expected life.....  5 years   5 years    5 years   5 years    5 years   5 years   7.6 years  7.43 years  7.43 years

        Weighted average
          grant-date fair
          value per option   $12.25     $6.94      $5.90    $22.45      $9.35     $7.36      $4.36      $2.69      $2.24























                                    SAI-81

        A summary of the Holding Company, DLJ and Alliance's option plans is as follows:

                                        Holding Company                     DLJ                         Alliance
                                  ----------------------------- ----------------------------- -----------------------------
                                                    Options                       Options                       Options
                                                  Outstanding                   Outstanding                   Outstanding
                                                    Weighted                      Weighted                     Weighted
                                                    Average                       Average                       Average
                                      Shares        Exercise        Shares        Exercise        Units        Exercise
                                  (In Millions)      Price      (In Millions)      Price      (In Millions)      Price
                                  --------------- ------------- --------------- ------------- -----------------------------
        Balance as of
          January 1, 1995........       6.8           $20.31          -                             3.8          $15.46
          Granted................        .4           $20.27          9.2         $27.00            1.8          $20.54
          Exercised..............       (.1)          $20.00          -                             (.5)         $11.20
          Expired................       (.1)          $20.00          -                             -
          Forfeited..............       (.3)          $22.24          -                             (.3)         $16.64
                                  ---------------               -------------                 ---------------

        Balance as of
          December 31, 1995......       6.7           $20.27          9.2         $27.00            4.8          $17.72
          Granted................        .7           $24.94          2.1         $32.54             .7          $25.12
          Exercised..............       (.1)          $19.91          -                             (.4)         $13.64
          Expired................       -                             -                             -
          Forfeited..............       (.6)          $20.21          (.2)        $27.00            (.1)         $19.32
                                  ---------------               -------------                 ---------------
















                                    SAI-82

                                        Holding Company                     DLJ                         Alliance
                                  ----------------------------- ----------------------------- -----------------------------
                                                    Options                       Options                       Options
                                                  Outstanding                   Outstanding                   Outstanding
                                                    Weighted                      Weighted                     Weighted
                                                    Average                       Average                       Average
                                      Shares        Exercise        Shares        Exercise        Units        Exercise
                                  (In Millions)      Price      (In Millions)      Price      (In Millions)      Price
                                  --------------- ------------- --------------- ------------- -----------------------------
        Balance as of
          December 31, 1996......       6.7           $20.79         11.1         $28.06            5.0          $19.07
          Granted................       3.2           $41.85          3.2         $61.07            1.1          $36.56
          Exercised..............      (1.6)          $20.26          (.1)        $32.03            (.6)         $16.11
          Forfeited..............       (.4)          $23.43          (.1)        $27.51            (.2)         $21.28
                                  ---------------               -------------                 ---------------

        Balance as of
          December 31, 1997......       7.9           $29.05         14.1         $35.56            5.3          $22.82
                                  ===============               =============                 ===============

        Information about options outstanding and exercisable at December 31, 1997 is as follows:

                                             Options Outstanding                           Options Exercisable
                             ----------------------------------------------------  ------------------------------------
                                                    Weighted
                                                    Average         Weighted                              Weighted
              Range of             Number          Remaining         Average             Number           Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable         Exercise
               Prices          (In Millions)      Life (Years)        Price          (In Millions)         Price
        --------------------- ----------------- ----------------- ---------------  ------------------- ----------------

               Holding
               Company
        ----------------------
        $18.125   -$27.75            4.8               5.84           $20.94              3.0              $20.41
        $28.50    -$45.25            3.1               9.57           $41.84              -                  -
                              -----------------                                    -------------------
        $18.125   -$45.25            7.9               7.29           $29.05              3.0              $20.41
                              ================= ================= ===============  =================== ================

                 DLJ
        ----------------------
        $27.00    -$35.99           10.9               8.0            $28.05              4.9              $27.58
        $36.00    -$50.99             .8               9.3            $40.04              -                  -
        $51.00    -$76.00            2.4               9.8            $67.77              -                  -
                              -----------------                                    -------------------
        $27.00    -$76.00           14.1               8.4            $35.56              4.9              $27.58
                              ================= ================= ================  =================== =================

              Alliance
        ----------------------
        $ 6.0625   -$17.75           1.1               3.86           $13.20              1.0              $13.04
        $19.375    -$19.75            .8               7.34           $19.39               .3              $19.39
        $19.875    -$21.375          1.1               8.28           $20.13               .6              $20.19
        $22.25     -$27.50           1.3               9.81           $23.81               .4              $23.29
        $36.9375   -$37.5625         1.0               9.95           $36.95              -                  -
                              -----------------                                    -------------------
        $  6.0625  -$37.5625         5.3               7.58           $22.82              2.3              $17.43
                              ================= ================== ==============  ====================== =============


                                    SAI-83

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Participant and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust--Conservative




In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust--Conservative at December 31, 1997, the results of its operations for the year then ended, and the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Boston, Massachusetts

March 18, 1998


                                    SAI-84

-------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Statement of Assets and Liabilities
December 31, 1997

--------------------------------------------------------------------------------

ASSETS
Investments in State Street Bank and Trust Company
Investment Funds for Tax Exempt Retirement Plans:
Daily EAFE Fund Non-Lending (57,757units) ....................................    $  737,504
Daily Government/Corporate Bond Fund (277,238 units) .........................     3,604,654
Russell 2000 Fund (15,708 units) .............................................       373,432
S&P 500 Flagship Fund (7,041 units) ..........................................     1,121,387
Short Term Investment Fund (1,442,220 units) .................................     1,442,220
-------------------------------------------------------------------------------   ----------
Total investments, at value (cost $6,716,498) ................................     7,279,197
-------------------------------------------------------------------------------   ----------
Interest receivable ..........................................................         6,984
-------------------------------------------------------------------------------   ----------
   Total assets ..............................................................     7,286,181
-------------------------------------------------------------------------------   ----------
LIABILITIES ..................................................................
Payable for Fund units redeemed ..............................................         4,255
Accrued expenses .............................................................        33,315
-------------------------------------------------------------------------------   ----------
   Total liabilities .........................................................        37,570
-------------------------------------------------------------------------------   ----------
NET ASSETS (equivalent to $12.77 per unit based on 567,512 units outstanding)     $7,248,611
===============================================================================   ==========

   The accompanying notes are an integral part of these financial statements.

                                    SAI-85

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Statement of Operations
Year ended December 31, 1997

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $ 60,583
 Securities lending fee .................................................         237
--------------------------------------------------------------------------   --------
    Total investment income .............................................      60,820
--------------------------------------------------------------------------   --------
EXPENSES
 Accounting and recordkeeping ...........................................      11,100
 Audit ..................................................................       3,600
 Legal ..................................................................      12,000
 Management .............................................................       9,095
--------------------------------------------------------------------------   --------
    Total expenses ......................................................      35,795
--------------------------------------------------------------------------   --------
    Net investment income ...............................................      25,025
--------------------------------------------------------------------------   --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain (loss) ...............................................     260,983
 Net change in unrealized appreciation (depreciation) ...................     271,184
--------------------------------------------------------------------------   --------
 Net realized and unrealized gain (loss) ................................     532,167
--------------------------------------------------------------------------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $557,192
==========================================================================   ========



   The accompanying notes are an integral part of these financial statements.

                                    SAI-86

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Statement of Changes in Net Assets



                                                                                          YEAR ENDED DECEMBER 31,
                                                                                           1997             1996
                                                                                      --------------   --------------
FROM OPERATIONS
Net investment income .............................................................    $    25,025      $    13,291
Net realized gain (loss) on investments ...........................................        260,983          109,095
Net change in unrealized appreciation (depreciation) on investments ...............        271,184          158,996
------------------------------------------------------------------------------------   -----------      -----------
Net increase (decrease) in net assets resulting from operations ...................        557,192          281,382
------------------------------------------------------------------------------------   -----------      -----------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .....      2,157,090        1,270,391
------------------------------------------------------------------------------------   -----------      -----------
Net increase (decrease) in net assets .............................................      2,714,282        1,551,773
NET ASSETS
Beginning of year .................................................................      4,534,329        2,982,556
------------------------------------------------------------------------------------   -----------      -----------
End of year .......................................................................    $ 7,248,611      $ 4,534,329
====================================================================================   ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                                    SAI-87

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                                     PERIOD ENDED DECEMBER 31,
                                                                             -----------------------------------------
                                                                                 1997          1996          1995*
                                                                             -----------   -----------   -------------
Net investment income (loss)** ...........................................    $   0.06      $   0.05       $  (0.08)
Net realized and unrealized gain (loss) ..................................        1.28          0.65           0.81
---------------------------------------------------------------------------   --------      --------       --------
Net increase (decrease) ..................................................        1.34          0.70           0.73
NET ASSET VALUE
Beginning of period ......................................................       11.43         10.73          10.00
---------------------------------------------------------------------------   --------      --------       --------
End of period ............................................................    $  12.77      $  11.43       $  10.73
===========================================================================   ========      ========       ========
    Total return (%)*** ..................................................       11.72          6.52           7.30
===========================================================================   ========      ========       ========
Ratio of expenses to average net assets (a) (c) ..........................        0.66%         0.81%          2.13%
Ratio of net investment income (loss) to average net assets (a) (b) ......        0.46%         0.31%         (1.04%)
Portfolio turnover .......................................................          44%           54%           131%
Net assets, end of period (000s) .........................................    $  7,249      $  4,534       $  2,983
===========================================================================   ========      ========       ========

*     The Fund commenced operations on May 5, 1995

** Net investment income has been calculated based on an average of units outstanding

*** Total return calculation (not annualized for period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(a)   Annualized for the period ended December 31, 1995.

(b) Ratio excludes income retained by funds in which the Fund invests (see Note 2).

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-88

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust--Conservative (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in State Street Bank collective investment funds are valued at the net asset value per unit on the valuation date. Investments held by State Street Bank collective investment funds, excluding Short Term Investment Fund, are valued at the last reported sale price on the valuation date or, if no sales are reported for that day and in the case of over-the-counter securities, at the last published sale price. Investments held by Short Term Investment Fund are stated at amortized cost, which approximates market value. Certain investments are valued at fair value on the basis of valuations furnished by a pricing service, approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities is recorded on the accrual basis.

     With the exception of the Short Term Investment Fund, the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, in which the Fund invests, retain all net investment income earned and net realized gains (except for securities lending fee income). Accordingly, realized and unrealized gains and losses reported by the Fund include a component attributable to investment income. Distributions from the Short Term Investment Fund are accrued daily and paid monthly.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). The number and value of units issued in connection with a contribution of assets to the Fund or redeemed in connection with a withdrawal



                                    SAI-89

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

from the Fund shall be determined on the basis of the value of the Fund as of the Fund's last preceding valuation date to the date on which such order to contribute assets or order to withdraw assets is received; provided, however, that the Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's average net asset value. Additionally, the Trustee is paid an annual fee of $11,100 for providing various recordkeeping and accounting services to the Fund.


 F. DISTRIBUTIONS TO PARTICIPANTS

     All net investment income and net realized gains are retained by the Fund.



 G. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. SECURITIES LENDING PROGRAM

     Certain collective investment funds in which the Fund invests engage in securities lending activities, under which State Street Bank, as agent, loans securities to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. To the extent cash is provided as collateral, it is invested in Quality A Short-Term Investment Fund. A portion of the income generated upon the investment of the cash collateral is remitted to the Borrowers, and the remainder is allocated between the funds and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned by the funds from securities lending activities is distributed to participants monthly. State Street Bank, as lending agent, indemnifies the funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Participants of the funds, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $4,024,541 and $2,365,041, respectively, resulting in a net realized gain (loss) of $260,983.

     Purchases and sales of short-term investments (including maturities) were $1,150,100 and $643,472, respectively.



                                    SAI-90

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                           YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                                    1997                             1996
                                       ------------------------------   -------------------------------
                                           UNITS           AMOUNTS          UNITS           AMOUNTS
                                       -------------   --------------   -------------   ---------------
   Units issued ....................       372,044      $  4,598,331        356,358      $  3,869,523
   Units redeemed ..................      (201,223)       (2,441,241)      (237,533)       (2,599,132)
                                          --------      ------------       --------      ------------
   Net increase (decrease) .........       170,821      $  2,157,090        118,825      $  1,270,391
                                          ========      ============       ========      ============

     All of the Fund's units outstanding were held by one unitholder at December 31, 1997.


                                    SAI-91

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participant and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust--Moderate




In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust--Moderate at December 31, 1997, the results of its operations for the year then ended, and the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Boston, Massachusetts

March 18, 1998


                                    SAI-92

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Investments in State Street Bank and Trust Company
Investment Funds for Tax Exempt Retirement Plans:
Daily EAFE Fund Non-Lending (1,278,109 units) ..................................    $ 16,320,170
Daily Government/Corporate Bond Fund (2,453,548 units) .........................      31,901,037
Russell 2000 Fund (464,264 units) ..............................................      11,037,423
S&P 500 Flagship Fund (242,378 units) ..........................................      38,600,203
Short Term Investment Fund (10,639,316 units) ..................................      10,639,316
---------------------------------------------------------------------------------   ------------
   Total investments, at value (cost $88,656,193) ..............................     108,498,149
---------------------------------------------------------------------------------   ------------
Interest receivable ............................................................          52,278
---------------------------------------------------------------------------------   ------------
   Total assets ................................................................     108,550,427
---------------------------------------------------------------------------------   ------------
LIABILITIES
Payable for Fund units redeemed ................................................          67,636
Accrued expenses ...............................................................          47,792
---------------------------------------------------------------------------------   ------------
   Total liabilities ...........................................................         115,428
---------------------------------------------------------------------------------   ------------
NET ASSETS (equivalent to $14.60 per unit based on 7,428,296 units outstanding)     $108,434,999
=================================================================================   ============

   The accompanying notes are an integral part of these financial statements.

                                    SAI-93

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Operations
Year ended December 31, 1997

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ................................................................    $   545,576
 Securities lending fee ..................................................          9,148
---------------------------------------------------------------------------   -----------
   Total investment income ...............................................        554,724
---------------------------------------------------------------------------   -----------
EXPENSES
 Accounting and recordkeeping ............................................         11,100
 Audit ...................................................................          3,600
 Legal ...................................................................         12,000
 Management ..............................................................        167,925
---------------------------------------------------------------------------   -----------
   Total expenses ........................................................        194,625
---------------------------------------------------------------------------   -----------
    Net investment income ................................................        360,099
---------------------------------------------------------------------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain (loss) on investments .................................      4,188,185
 Net change in unrealized appreciation (depreciation) on investments .....     11,081,534
---------------------------------------------------------------------------   -----------
 Net realized and unrealized gain (loss) .................................     15,269,719
---------------------------------------------------------------------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........    $15,629,818
===========================================================================   ===========

   The accompanying notes are an integral part of these financial statements.

                                    SAI-94

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Changes in Net Assets


                                                                                   YEAR ENDED DECEMBER 31,
                                                                                      1997           1996
                                                                                --------------- -------------
FROM OPERATIONS
Net investment income (loss) ..................................................  $    360,099    $   290,770
Net realized gain (loss) on investments .......................................     4,188,185      1,108,666
Net change in unrealized appreciation (depreciation) on investments ...........    11,081,534      7,887,616
-------------------------------------------------------------------------------  ------------    -----------
Net increase (decrease) in net assets resulting from operations ...............    15,629,818      9,287,052
-------------------------------------------------------------------------------  ------------    -----------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participants transactions      4,532,218      2,739,940
-------------------------------------------------------------------------------  ------------    -----------
Net increase (decrease) in net assets .........................................    20,162,036     12,026,992
NET ASSETS
Beginning of year .............................................................    88,272,963     76,245,971
-------------------------------------------------------------------------------  ------------    -----------
End of year ...................................................................  $108,434,999    $88,272,963
===============================================================================  ============    ===========


   The accompanying notes are an integral part of these financial statements.

                                    SAI-95

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                                    PERIOD ENDED DECEMBER 31,
                                                                             ---------------------------------------
                                                                                 1997          1996         1995*
                                                                             ------------   ----------   -----------
Net investment income (loss)** ...........................................     $  0.05       $  0.04       $  (0.01)
Net realized and unrealized gain (loss) ..................................        2.11          1.27           1.14
---------------------------------------------------------------------------    -------       -------        -------
Net increase (decrease) ..................................................        2.16          1.31           1.13
NET ASSET VALUE
Beginning of period ......................................................       12.44         11.13          10.00
---------------------------------------------------------------------------    -------       -------        -------
End of period ............................................................     $ 14.60       $ 12.44       $  11.13
   Total return (%)*** ...................................................       17.36         11.77          11.30
---------------------------------------------------------------------------    -------       -------        -------
Ratio of expenses to average net assets (a) (c) ..........................        0.20%         0.20%          0.52%
Ratio of net investment income (loss) to average net assets (a) (b) ......         .37%         0.35%         (0.07%)
Portfolio turnover .......................................................          22%           18%            30%
Net assets, end of period (000s) .........................................    $108,435       $88,273        $76,246
===========================================================================   ========       =======        =======

----------
 *  The Fund commenced operations on May 5, 1995

 ** Net investment income has been calculated based on an average of units outstanding

*** Total return calculation (not annualized for period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(a) Annualized for the period ended December 31, 1995.

(b) Ratio excludes income retained by funds in which the Fund invests (see Note 2).

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-96

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust--Moderate (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide a reasonable level of current income and growth of capital. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in State Street Bank collective investment funds are valued at the net asset value per unit on the valuation date. Investments held by State Street Bank collective investment funds, excluding Short Term Investment Fund, are valued at the last reported sale price on the valuation date or, if no sales are reported for that day and in the case of over-the-counter securities, at the last published sale price. Investments held by Short Term Investment Fund are stated at amortized cost, which approximates market value. Certain investments are valued at fair value on the basis of valuations furnished by a pricing service, approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities is recorded on the accrual basis.

     With the exception of the Short Term Investment Fund, the State Street Bank and Trust Company Investment Fund for Tax Exempt Retirement Plans, in which the Fund invests, retain all net investment income earned and net realized gains (except for securities lending fee income). Accordingly, realized and unrealized gains and losses reported by the Fund include a component attributable to investment income. Distributions from the Short Term Investment Fund are accrued daily and paid monthly.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). The number and value of units issued in connection with a contribution of assets to the Fund or redeemed in connection with a withdrawal



                                    SAI-97

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

from the Fund shall be determined on the basis of the value of the Fund as of the Fund's last preceding valuation date to the date on which such order to contribute assets or order to withdraw assets is received; provided, however, that the Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's average net asset value. Additionally, the Trustee is paid an annual fee of $11,100 for providing various recordkeeping and accounting services to the Fund.


 F. DISTRIBUTIONS TO PARTICIPANTS

     All net investment income and net realized gains are retained by the Fund.



 G. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. SECURITIES LENDING PROGRAM

     Certain collective investment funds in which the Fund invests engage in securities lending activities, under which State Street Bank, as agent, loans securities to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. To the extent cash is provided as collateral, it is invested in Quality A Short-Term Investment Fund. A portion of the income generated upon the investment of the cash collateral is remitted to the Borrowers, and the remainder is allocated between the funds and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned by the funds from securities lending activities is distributed to participants monthly. State Street Bank, as lending agent, indemnifies the funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Participants of the funds, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $23,500,651 and $21,210,656, respectively, resulting in a net realized gain (loss) of $4,188,185.

     Purchases and sales of short-term investments (including maturities) were $4,652,227 and $2,002,900, respectively.



                                    SAI-98

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                            YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------------
                                                     1997                              1996
                                       --------------------------------   ------------------------------
                                           UNITS            AMOUNT            UNITS           AMOUNT
                                       -------------   ----------------   -------------   --------------
   Units issued ....................     1,075,166      $  14,656,380       1,071,085      $ 12,433,172
   Units redeemed ..................      (741,413)       (10,124,162)       (826,360)       (9,693,232)
                                         ---------      -------------       ---------      ------------
   Net increase (decrease) .........       333,753      $   4,532,218         244,725      $  2,739,940
                                         =========      =============       =========      ============

     All of the Fund's units outstanding were held by one unitholder at December 31, 1997.


                                    SAI-99

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Index Fund with Futures




In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures at December 31, 1997, the results of their operations for the year then ended, and the changes in their net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased were not yet received by the custodian, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Boston, Massachusetts

March 11, 1998


                                   SAI-100

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $30,716,797,433)................................  $ 44,151,622,132
Investment in State Street Bank and Trust Company Quality A Short-Term Investment Fund,
  at value ...............................................................................       712,628,120
Receivable for investments sold ..........................................................       116,321,329
Receivable for Fund units issued .........................................................       390,314,708
Interest receivable ......................................................................         1,696,621
Dividends receivable .....................................................................        60,201,751
Securities lending fee income receivable .................................................           217,008
------------------------------------------------------------------------------------------  ----------------
 Total assets ............................................................................    45,433,001,669
------------------------------------------------------------------------------------------  ----------------
LIABILITIES
Payable to custodian .....................................................................         3,420,696
Collateral on securities loaned ..........................................................       712,628,120
Payable for investments purchased ........................................................       281,324,536
Payable for Fund units redeemed ..........................................................       208,420,171
Distributions of securities lending fee income payable ...................................           217,008
Accrued expenses .........................................................................            17,693
Variation margin payable .................................................................           118,416
------------------------------------------------------------------------------------------  ----------------
 Total liabilities .......................................................................     1,206,146,640
------------------------------------------------------------------------------------------  ----------------
NET ASSETS ...............................................................................  $ 44,226,855,029
==========================================================================================  ================
S&P 500 Flagship Fund
 (230,218,761 units outstanding, at $159.26 per unit net asset value).....................  $ 36,663,786,422
S&P 500 Index Fund with Futures
 (47,489,920 units outstanding, at $159.26 per unit net asset value)......................     7,563,068,607
------------------------------------------------------------------------------------------  ----------------
                                                                                            $ 44,226,855,029
                                                                                            ================



   The accompanying notes are an integral part of these financial statements.

                                   SAI-101

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Operations
Year ended December 31, 1997
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,903)..............................................  $  535,605,654
 Interest ................................................................................      36,467,225
 Securities lending fee income (net of related expenses) allocated to S&P 500 Flagship
  Fund (Note 3) ..........................................................................         915,319
-------------------------------------------------------------------------------------------
    Total investment income ..............................................................     572,988,198
------------------------------------------------------------------------------------------  --------------
EXPENSES
 Audit ...................................................................................          38,519
 Custody .................................................................................         184,606
 Other ...................................................................................           8,144
------------------------------------------------------------------------------------------  --------------
    Total expenses .......................................................................         231,269
------------------------------------------------------------------------------------------  --------------
    Net investment income ................................................................     572,756,930
------------------------------------------------------------------------------------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
 Net realized gain (loss) on investments .................................................   1,609,792,700
 Net realized gain (loss) on futures contracts ...........................................     101,152,921
 Net change in unrealized appreciation (depreciation) on investments .....................   6,281,377,102
 Net change in unrealized appreciation (depreciation) on futures contracts ...............       6,661,537
------------------------------------------------------------------------------------------  --------------
 Net realized and unrealized gain (loss) on investments and futures contracts ............   7,998,984,260
------------------------------------------------------------------------------------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................  $8,571,741,190
==========================================================================================  ==============


   The accompanying notes are an integral part of these financial statements.

                                   SAI-102

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 1997                1996
                                                                                         ------------------- -------------------
FROM OPERATIONS
Net investment income ..................................................................   $   572,756,929     $   466,937,186
Net realized gain (loss) on investments ................................................     1,609,792,700         534,042,688
Net realized gain (loss) on futures contracts ..........................................       101,152,921          64,873,769
Net change in unrealized appreciation (depreciation) on investments ....................     6,281,377,102       3,142,759,498
Net change in unrealized appreciation (depreciation) on futures contracts ..............         6,661,537          (7,725,400)
----------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets resulting from operations ........................     8,571,741,189       4,200,887,741
----------------------------------------------------------------------------------------   ---------------     ---------------
Distributions of securities lending fee income to S&P 500 Flagship Fund participants
 (Note 3) ..............................................................................          (915,319)           (561,261)
----------------------------------------------------------------------------------------   ---------------     ---------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ..........    11,401,185,824       2,754,178,689
----------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets ..................................................    19,972,011,694       6,954,505,169
NET ASSETS
Beginning of year ......................................................................    24,254,843,335      17,300,338,166
----------------------------------------------------------------------------------------   ---------------     ---------------
End of year ............................................................................   $44,226,855,029     $24,254,843,335
========================================================================================   ===============     ===============

   The accompanying notes are an integral part of these financial statements.

                                   SAI-103

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 INDEX FUND WITH FUTURES


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                          YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                         1997           1996          1995         1994         1993
                                                     ------------   ------------   ----------   ----------   ----------
Net investment income** ..........................     $   2.64       $   2.48      $  2.24      $  1.90      $  1.80
Net realized and unrealized gain (loss) ..........        37.22          19.86        24.26        (0.93)        4.55
---------------------------------------------------    --------       --------      -------      -------      -------
Net increase (decrease) ..........................        39.86          22.34        26.50         0.97         6.35
NET ASSET VALUE
Beginning of year ................................       119.40          97.06        70.56        69.59        63.24
---------------------------------------------------    --------       --------      -------      -------      -------
End of year ......................................     $ 159.26       $ 119.40      $ 97.06      $ 70.56      $ 69.59
---------------------------------------------------    --------       --------      -------      -------      -------
    Total return (%)*** ..........................        33.38          23.02        37.56         1.39        10.06
===================================================    ========       ========      =======      =======      =======
Ratio of expenses to average net assets* .........         0.00%          0.00%        0.00%        0.00%        0.00%
Ratio of net investment income to average net
 assets ..........................................         1.85%          2.33%        2.66%        2.88%        2.68%
Portfolio turnover ...............................           18%            27%          10%          12%          22%
Average broker commission per share (a) ..........     $   0.03       $   0.04        N/A          N/A          N/A
Net assets, end of year (000,000s) ...............     $  7,563       $  3,339      $ 2,165      $ 1,432      $   275
===================================================    ========       ========      =======      =======      =======

----------
*     Zero amounts represent those which are less than .005%.

** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-104

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)





                                                                              YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------------------------
                                                                1997         1996         1995       1994       1993
                                                            ------------ ------------ ----------- ---------- ----------
Net investment income** ...................................   $   2.64     $   2.48     $  2.24    $  1.90    $  1.81
Net realized and unrealized gain (loss) ...................      37.22        19.86       24.26      (0.93)      4.55
Distribution of securities lending fee income (a) .........       0.00         0.00        0.00       0.00      (0.01)
-----------------------------------------------------------   --------     --------     -------    -------    -------
Net increase (decrease) ...................................      39.86        22.34       26.50       0.97       6.35
NET ASSET VALUE
Beginning of year .........................................     119.40        97.06       70.56      69.59      63.24
-----------------------------------------------------------   --------     --------     -------    -------    -------
End of year ...............................................   $ 159.26     $ 119.40     $ 97.06    $ 70.56    $ 69.59
-----------------------------------------------------------   --------     --------     -------    -------    -------
    Total return (%)*** ...................................      33.38        23.02       37.56       1.39      10.06
===========================================================   ========     ========     =======    =======    =======
Ratio of expenses to average net assets* ..................       0.00%        0.00%       0.00%      0.00%      0.00%
Ratio of net investment income to average net
 assets ...................................................       1.86%        2.33%       2.66%      2.88%      2.68%
Portfolio turnover ........................................         18%          27%         10%        12%        22%
Average broker commission per share (b) ...................   $   0.03     $   0.04       N/A        N/A        N/A
-----------------------------------------------------------   --------     --------     -------    -------    -------
Net assets, end of year (000,000s) ........................   $ 36,664     $ 20,916     $15,135    $ 8,258    $ 5,753
===========================================================   ========     ========     =======    =======    =======

----------
*     Zero amounts represent those which are less than .005%.

** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a)   Zero amounts represent those which are less than $.005 per unit.

(b) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-105

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and S&P 500 Index Fund with Futures (collectively, the "Funds") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Funds is to replicate, as closely as possible, the Standard & Poor's (S&P) 500 Index, which is accomplished by investing in substantially all of the equity securities which comprise the S&P 500 Index. Additionally, the Funds may hold up to 25% of their value in S&P 500 stock index futures contracts and invest in certain other collective funds maintained by State Street Bank, consistent with its investment objectives. State Street Bank is Trustee and custodian of the Funds. State Street Global Advisors, a division of State Street Bank, is the Funds' investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price. Short-term investments are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Funds in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income earned on securities is recorded on the accrual basis. Interest income is increased by accretion of discount and decreased by amortization of premium.


 C.  INCOME TAXES

     It is the Funds' policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Funds are exempt from federal income taxes and no federal income tax provision is required.


 D.  ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset values of the Funds are determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date, adjusted for the related market effect and transaction costs which are allocated to the applicable



                                   SAI-106

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


 E. EXPENSES

     Under the Declaration of Trust, the Funds may pay certain expenses for services received during the year. The Trustee is paid a custody fee at the annual rate of $50,000, plus a charge for each security and futures transaction executed.


 F. DISTRIBUTIONS TO PARTICIPANTS

     All net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending is distributed monthly to participants of the S&P 500 Flagship Fund.


 G. FUTURES CONTRACTS

     The Funds may use futures contracts to manage exposure to the equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Funds enter into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited.


     Upon entering into a futures contract, the Funds are required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Funds periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Funds. A gain or loss is realized when the contract is closed or expires.


 H. USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.



                                   SAI-107

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

3.  SECURITIES LENDING PROGRAM


     The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Index Fund with Futures (the "Index Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Index Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Index Fund. The Lending Fund and the Index Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Funds. All interfund transactions have been eliminated in the combined financial statements.


     Under the Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the fair market value of the loaned securities. At December 31, 1997, the market value of securities loaned by the Lending Fund was $818,648,191 against which was held cash collateral of $712,628,120 and securities of $129,649,641. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.


     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $16,670,343,885 and $4,742,564,565, respectively, resulting in a net realized gain (loss) of $1,606,904,034. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.



                                   SAI-108

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

5. UNITS OF PARTICIPATION

     Participant transactions for each of the Funds were as follows:




                                                                YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------------------
                                                     1997                                     1996
                                    ---------------------------------------   -------------------------------------
                                          UNITS               AMOUNT                UNITS              AMOUNT
                                    ----------------   --------------------   ----------------   ------------------
S&P 500 FLAGSHIP FUND:
Units issued ....................      148,471,895      $  22,051,541,332         98,935,366     $10,682,791,463
Issued upon reinvestment of
 distributions ..................               --                     --                 --                 --
Units redeemed ..................      (93,427,456)       (13,465,036,826)       (79,681,942)    (8,532,480,187)
                                       -----------      -----------------        -----------     ---------------
    Total .......................       55,044,439          8,586,504,506         19,253,424      2,150,311,276
                                       -----------      -----------------        -----------     ---------------
S&P 500 INDEX FUND WITH FUTURES:
Units issued ....................       25,998,880          3,740,090,979          9,657,971      1,027,503,584
Units redeemed ..................       (6,471,396)          (925,409,661)        (3,999,223)      (423,636,171)
                                       -----------      -----------------        -----------     ---------------
    Total .......................       19,527,484          2,814,681,318          5,658,748        603,867,413
                                       -----------      -----------------        -----------     ---------------
Net increase (decrease) .........       74,571,923      $  11,401,185,824         24,912,172     $2,754,178,689
                                       ===========      =================        ===========     ===============

S&P 500 FLAGSHIP FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1997 held by one of the Lending Fund's 193 unitholders aggregated 28% of the Fund's total units outstanding.

     During the year ended December 31, 1997, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $(2,555,742).


S&P 500 INDEX FUND WITH FUTURES

     Units in excess of 10% of the Index Fund units outstanding at December 31, 1997 held by two of the Index Fund's 27 unitholders aggregated 68% of the Index Fund's total units outstanding.

     During the year ended December 31, 1997, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Index Fund units were $(332,924).

     Participants in each of the Lending Fund or the Index Fund may exchange their units for units of the other fund on any valuation date.



                                   SAI-109

-------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997



                                                            SHARES          VALUE
                                                         -----------   --------------
COMMMON STOCK 99.0% (unless otherwise noted) .........
3COM Corp. ...........................................    2,000,584     $ 69,895,403
Abbott Laboratories ..................................    4,416,613      289,564,190
Adobe Systems Inc. ...................................      430,818       17,771,243
Adolph Coors Co. Class B .............................      191,569        6,369,669
Advanced Micro Devices Inc. ..........................      803,376       14,410,557
Aeroquip Vickers Inc. ................................      171,147        8,396,900
Aetna Inc. ...........................................      906,274       63,948,959
Agrium Inc ...........................................       50,100          610,594
Air Products & Chemicals Inc. ........................      634,192       52,162,292
Airtouch Communications ..............................    2,895,838      120,358,267
Alberto Culver Co. Class B Convertible ...............      275,415        8,830,493
Albertson's Inc. .....................................    1,440,930       68,264,059
Alcan Aluminum Ltd. ..................................    1,315,279       36,334,582
Allegheny Teledyne Inc. ..............................    1,008,284       26,089,349
Allergan Inc. ........................................      327,218       10,982,254
Allied Signal Inc. ...................................    3,332,380      129,754,546
Allstate Corp. .......................................    2,573,652      233,880,625
Alltel Corp. .........................................    1,068,541       43,876,965
Aluminum Co. of America ..............................    1,080,451       76,036,739
Alza Corp. ...........................................      489,901       15,584,976
Amerada Hess Corp. ...................................      680,468       37,340,681
American Electric Power Co., Inc. ....................    1,086,632       56,097,377
American Express Co. .................................    2,692,609      240,315,353
American General Corp. ...............................    1,428,277       77,216,225
American Greetings Corp. Class A .....................      423,172       16,556,605
American Home Products Corp. .........................    3,759,720      287,618,580
American International Group Inc. ....................    4,043,086      439,685,602
American Stores Co. ..................................    1,717,561       35,317,348
Ameritech Corp. ......................................    3,158,595      254,266,897
Amgen Inc. ...........................................    1,523,612       82,465,499
Amoco Corp. ..........................................    2,814,226      239,560,988
AMP Inc. .............................................    1,252,785       52,616,970
AMR Corp. ............................................      551,323       70,845,005
Anadarko Petroleum Corp. .............................      344,085       20,881,658
Andrew Corp. .........................................      467,699       11,224,776
Anheuser Busch Cos., Inc. ............................    2,832,752      124,641,088
Aon Corp. ............................................      911,750       53,451,344
Apache Corp. .........................................      549,731       19,274,943
Apple Computer .......................................      684,404        8,982,803
Applied Materials Inc. ...............................    2,108,238       63,510,670
Archer Daniels Midland Co. ...........................    3,182,411       69,018,539
Armco Inc. ...........................................      450,435        2,224,023
Armstrong World Industries Inc. ......................      246,745       18,444,189
Asarco Inc. ..........................................      207,717        4,660,650
Ashland Inc. .........................................      412,853       22,165,045
AT&T Corp. ...........................................    9,388,888      575,069,390
Atlantic Richfield Co. ...............................    1,848,419      148,104,572
Autodesk Inc. ........................................      253,361        9,374,357
Automatic Data Processing Inc. .......................    1,671,314      102,576,897

   The accompanying notes are an integral part of these financial statements.

                                   SAI-110

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)

December 31, 1997


                                                 SHARES           VALUE
                                              ------------   --------------
Avery Dennison Corp. ......................      598,094      $ 26,764,707
Avon Products Inc. ........................      789,362        48,447,093
B.F. Goodrich Co. .........................      277,888        11,514,984
Baker Hughes Inc. .........................      981,214        42,805,461
Ball Corp. ................................      154,102         5,441,727
Baltimore Gas & Electric Co. ..............      831,710        28,330,122
BancOne Corp. .............................    3,344,603       181,653,750
Bank of New York Co., Inc. ................    2,175,065       125,745,945
BankAmerica Corp. .........................    4,105,843       299,726,539
BankBoston Corp. ..........................      880,045        82,669,227
Bankers Trust New York Corp. ..............      555,174        62,422,377
Barnett Banks Inc. ........................    1,135,073        81,583,372
Barrick Gold Corp. ........................    2,062,782        38,419,315
Battle Mountain Gold Co. ..................    1,255,514         7,376,145
Bausch & Lomb Inc. ........................      331,082        13,119,124
Baxter International Inc. .................    1,615,233        81,468,314
Bay Networks Inc. .........................    1,140,091        29,143,576
BB&T Corp. ................................      790,600        50,647,812
Becton Dickinson & Co. ....................      707,100        35,355,000
Bell Atlantic Corp. .......................    4,494,038       408,957,421
Bellsouth Corp. ...........................    5,690,087       320,423,024
Bemis Co., Inc. ...........................      267,320        11,778,788
Beneficial Corp. ..........................      329,910        27,423,769
Bethlehem Steel Corp. .....................      656,283         5,660,441
Biomet Inc. ...............................      584,680        14,982,425
Black & Decker Corp. ......................      713,210        27,859,766
Boeing Co. ................................    5,740,544       280,927,872
Boise Cascade Corp. .......................      254,260         7,691,365
Boston Scientific Corp. ...................    1,132,162        51,937,932
Briggs & Stratton Corp. ...................      123,692         6,006,793
Bristol-Myers Squibb Co. ..................    5,754,051       544,477,076
Brown Forman Corp. Class B ................      372,993        20,607,863
Browning Ferris Industries Inc. ...........    1,156,277        42,782,249
Brunswick Corp. ...........................      563,901        17,093,249
Burlington Northern Santa Fe Inc. .........      971,723        90,309,506
Burlington Resources Inc. .................    1,072,170        48,046,618
C.R. Bard Inc. ............................      298,319         9,341,114
Cabletron Systems Inc. ....................      914,060        13,710,900
Caliber System Inc. .......................      204,162         9,940,137
Campbell Soup Co. .........................    2,627,358       152,715,184
Cardinal Health Inc. ......................      620,616        46,623,777
Carolina Power & Light Co. ................      837,451        35,539,327
Case Corp. ................................      437,231        26,425,149
Caterpillar Inc. ..........................    2,168,932       105,328,760
CBS Corp. .................................    4,094,229       120,523,866
Cendant Corporation .......................    4,598,111       158,060,060
Centex Corp. ..............................      153,988         9,691,620
Central & South West Corp. ................    1,196,083        32,368,996
Champion International Corp. ..............      555,824        25,185,775
Ceridian Corp. ............................      442,165        20,256,684

   The accompanying notes are an integral part of these financial statements.

                                   SAI-111

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                        SHARES           VALUE
                                                     ------------   --------------
Charles Schwab Corp. .............................     1,543,509     $ 64,730,909
Charming Shoppes Inc. ............................       517,927        2,427,783
Chase Manhattan Corp. ............................     2,501,034      273,863,223
Chevron Corp. ....................................     3,737,555      287,791,735
Chrysler Corp. ...................................     4,073,549      143,338,005
Chubb Corp. ......................................       976,921       73,879,651
CIGNA Corp. ......................................       422,039       73,039,124
Cincinnati Financial Corp. .......................       321,200       45,208,900
Cincinnati Milacron Inc. .........................       201,293        5,221,037
Cinergy Corp. ....................................       899,559       34,464,354
Cipsco Inc. ......................................        43,300        1,916,458
Circuit City Stores Inc. .........................       566,016       20,128,944
Cisco Systems Inc. ...............................     5,785,151      322,522,168
Citicorp .........................................     2,679,854      338,834,040
Clear Channel Communications .....................       567,500       45,080,781
Clorox Co. .......................................       599,217       47,375,594
Coastal Corp. ....................................       586,806       36,345,297
Coca Cola Co. ....................................    14,300,193      952,750,359
Cognizant Corp. ..................................       911,480       40,617,827
Colgate Palmolive Co. ............................     1,686,683      123,971,200
Columbia Gas System Inc. .........................       332,776       26,143,715
Columbia/HCA Healthcare Corp. ....................     3,822,493      113,241,355
Comcast Corp. Class A ............................       210,400        6,706,500
Comcast Corp. Class A Special ....................     2,016,026       63,630,821
Comerica Inc. ....................................       602,327       54,360,012
Compaq Computer Corp. ............................     4,428,821      249,951,585
Computer Associates International Inc. ...........     3,122,361      165,094,838
Computer Sciences Corp. ..........................       449,335       37,519,472
ConAgra Inc. .....................................     2,715,886       89,115,009
Conseco Inc. .....................................     1,065,127       48,396,708
Consolidated Edison Co. of New York Inc. .........     1,320,551       54,142,591
Consolidated Natural Gas Co. .....................       549,093       33,220,127
Cooper Industries Inc. ...........................       748,197       36,661,653
Cooper Tire & Rubber Co. .........................       416,488       10,151,895
Corestates Financial Corp. .......................     1,156,609       92,601,008
Corning Inc. .....................................     1,348,427       50,060,352
Costco Cos., Inc. ................................     1,231,191       54,941,898
Countrywide Credit Industries Inc. ...............       583,647       25,023,865
CPC International Inc. ...........................       842,908       90,823,337
Crane Co. ........................................       234,957       10,191,260
Crown Cork & Seal Co., Inc. ......................       736,754       36,929,794
CSX Corp. ........................................     1,212,675       65,484,450
Cummins Engine Co., Inc. .........................       221,306       13,070,886
CVS Corp. ........................................       992,637       63,590,808
Cyprus Amax Minerals Co. .........................       543,395        8,354,698
Dana Corp. .......................................       617,733       29,342,318
Darden Restaurants Inc. ..........................       766,852        9,585,650
Data General Corp. ...............................       283,963        4,951,605
Dayton Hudson Corp. ..............................     1,260,692       85,096,710
Deere & Co. ......................................     1,408,799       82,150,592

   The accompanying notes are an integral part of these financial statements.

                                   SAI-112

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES           VALUE
                                                  ------------   ---------------
Dell Computer Corp. ...........................     1,909,343     $160,384,812
Delta Air Lines Inc. ..........................       435,155       51,783,445
DeLuxe Corp. ..................................       484,603       16,718,804
Digital Equipment Corp. .......................       970,202       35,897,474
Dillards Inc. Class A .........................       655,956       23,122,449
Dominion Resources Inc. .......................     1,057,199       44,997,032
Dover Corp. ...................................     1,310,410       47,338,561
Dow Chemical Co. ..............................     1,327,248      134,715,672
Dow Jones & Co., Inc. .........................       547,751       29,407,382
Dresser Industries Inc. .......................     1,009,382       42,330,958
DSC Communications Corp. ......................       669,853       16,076,472
DTE Energy Co. ................................       809,171       28,068,119
Duke Power Co. ................................     2,080,084      115,184,651
Dun & Bradstreet Corp. ........................       973,893       30,129,815
E.I. du Pont de Nemours & Co. .................     6,502,057      390,529,799
Eastern Enterprises ...........................       117,750        5,298,750
Eastman Chemical Co. ..........................       442,728       26,369,987
Eastman Kodak Co. .............................     1,890,764      114,982,086
Eaton Corp. ...................................       449,347       40,104,220
Echlin Inc. ...................................       324,508       11,743,133
Echo Bay Mines Ltd. ...........................       591,105        1,440,818
Ecolab Inc. ...................................       359,443       19,926,621
Edison International ..........................     2,455,760       66,765,975
EG&G Inc. .....................................       232,190        4,832,454
Eli Lilly & Co. ...............................     6,409,570      446,266,311
EMC Corp. .....................................     2,857,256       78,395,961
Emerson Electric Co. ..........................     2,546,070      143,693,826
Engelhard Corp. ...............................       768,704       13,356,232
Enron Corp. ...................................     1,796,523       74,667,987
Entergy Corp. .................................     1,367,103       40,927,646
Equifax Inc. ..................................       852,062       30,194,947
Exxon Corp. ...................................    14,268,206      873,035,855
Federal Express Corp. .........................       671,989       41,033,328
Federal Home Loan Mortgage Corp. ..............     4,010,375      168,185,102
Federal National Mortgage Association .........     6,084,149      347,176,752
Federated Department Stores Inc. ..............     1,357,273       58,447,569
Fifth Third Bancorp ...........................       883,245       72,205,279
First Chicago Corp. ...........................     1,718,185      143,468,447
First Data Corp. ..............................     2,533,288       74,098,674
First Union Corp. .............................     3,728,979      191,110,174
Firstenergy Corp. .............................     1,311,011       38,019,319
Fleet Financial Group Inc. ....................     1,454,619      109,005,511
Fleetwood Enterprises Inc. ....................       188,268        7,989,623
Fluor Corp. ...................................       502,190       18,769,351
FMC Corp. .....................................       232,134       15,625,520
Ford Motor Co. ................................     6,997,321      340,682,066
Fort James Corp. ..............................     1,253,551       47,948,326
Fortune Brands Inc. ...........................       980,244       36,330,293
Foster Wheeler Corp. ..........................       204,767        5,541,507
FPL Group Inc. ................................     1,030,517       60,993,725

   The accompanying notes are an integral part of these financial statements.

                                   SAI-113

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                           SHARES            VALUE
                                                        ------------   ----------------
Freeport-McMoran Copper & Gold Inc. Class B .........     1,096,046     $   17,262,725
Frontier Corp. ......................................       949,700         22,852,156
Fruit of the Loom Inc. Class A ......................       604,845         15,499,153
Gannett Co., Inc. ...................................     1,616,842         99,941,046
Gap Inc. ............................................     2,412,568         85,495,361
General Dynamics Corp. ..............................       344,170         29,749,194
General Electric Co. ................................    18,919,139      1,388,191,824
General Mills Inc. ..................................       913,056         65,397,636
General Motors Corp. ................................     4,096,023        248,321,394
General Reinsurance Corp. ...........................       459,886         97,495,832
General Signal Corp. ................................       255,768         10,790,213
Genuine Parts Co. ...................................     1,037,421         35,207,475
Georgia Pacific Corp. ...............................       519,197         31,541,218
Georgia Pacific Corporation .........................       116,536          2,643,911
Giant Foods Inc. Class A ............................       309,271         10,418,567
Gillette Co. ........................................     3,221,090        323,518,227
Golden West Financial Corp. .........................       320,942         31,392,139
Goodyear Tire & Rubber Co. ..........................       875,177         55,683,137
GPU Inc. ............................................       797,458         33,592,918
Great Atlantic & Pacific Tea Co., Inc. ..............       217,556          6,458,694
Great Lakes Chemical Corp. ..........................       351,604         15,778,230
Green Tree Financial Corp. ..........................       763,320         19,989,443
GTE Corp. ...........................................     5,577,416        291,419,986
Guidant Corp. .......................................       833,720         51,899,070
H&R Block Inc. ......................................       599,205         26,851,874
H.F. Ahmanson & Co. .................................       569,365         38,111,870
H.J. Heinz Co. ......................................     2,112,161        107,324,181
Halliburton Co. .....................................     1,435,699         74,566,617
Harcourt General Inc. ...............................       403,247         22,077,773
Harnischfeger Industries Inc. .......................       314,394         11,102,038
Harrahs Entertainment Inc. ..........................       535,226         10,102,391
Harris Corp. ........................................       484,749         22,237,860
Hartford Financial Services Group ...................       699,888         65,483,271
Hasbro Inc. .........................................       731,891         23,054,567
HBO & Co. ...........................................     1,171,200         56,217,600
Healthsouth Rehabilitation ..........................     2,248,543         62,397,068
Helmerich & Payne Inc. ..............................       131,561          8,929,703
Hercules Inc. .......................................       731,002         36,595,788
Hershey Foods Corp. .................................       801,684         49,654,303
Hewlett Packard Co. .................................     5,943,554        371,472,125
Hilton Hotels Corp. .................................     1,471,062         43,764,094
Home Depot Inc. .....................................     4,196,065        247,043,327
Homestake Mining Co. ................................       747,670          6,635,571
Honeywell Inc. ......................................       795,020         54,458,870
Household International Inc. ........................       680,705         86,832,432
Houston Industries Inc. .............................     1,605,922         42,858,043
Humana Inc. .........................................     1,196,518         24,827,749
Huntington Bancshares Inc. ..........................     1,049,900         37,796,400
IBM Corp. ...........................................     5,679,195        593,830,827
Ikon Office Solutions Inc. ..........................       746,435         20,993,484

   The accompanying notes are an integral part of these financial statements.

                                   SAI-114

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                  SHARES          VALUE
                                               -----------   --------------
Illinois Tool Works Inc. ...................    1,421,358     $ 85,459,150
INCO Ltd. ..................................      897,520       15,257,840
Ingersoll Rand Co. .........................      946,592       38,336,976
Inland Steel Industries Inc. ...............      248,283        4,251,846
Intel Corp. ................................    9,418,006      661,614,921
International Flavors & Fragrances .........      604,737       31,143,956
International Paper Co. ....................    1,692,010       72,967,931
Interpublic Group of Cos., Inc. ............      701,280       34,932,510
ITT Corp. ..................................      670,243       55,546,389
ITT Industries Inc. ........................      705,823       22,145,197
J.C. Penney Co., Inc. ......................    1,501,380       90,551,981
J.P. Morgan & Co., Inc. ....................    1,087,305      122,729,552
Jefferson-Pilot Corp. ......................      406,011       31,618,107
John Harland Co. ...........................      156,757        3,291,897
Johnson & Johnson ..........................    7,650,983      504,008,505
Johnson Controls Inc. ......................      497,489       23,755,100
Jostens Inc. ...............................      198,292        4,573,109
K Mart Corp. ...............................    2,931,858       33,899,608
Kaufman & Broad Home Corp. .................      203,159        4,558,380
Kellogg Co. ................................    2,356,600      116,946,275
Kerr McGee Corp. ...........................      266,112       16,848,216
Keycorp ....................................    1,236,180       87,536,996
Kimberly-Clark Corp. .......................    3,246,060      160,071,334
King World Productions Inc. ................      210,795       12,173,411
KLA Instruments Corp. ......................      488,400       18,864,450
Knight-Ridder Inc. .........................      500,254       26,013,208
Kroger Co. .................................    1,471,966       54,370,744
Laidlaw Inc. ...............................    1,778,414       24,230,891
Limited Inc. ...............................    1,902,837       48,522,343
Lincoln National Corp. .....................      567,783       44,358,047
Liz Claiborne Inc. .........................      502,636       21,016,468
Lockheed Martin Corp. ......................    1,105,413      108,883,180
Loews Corp. ................................      670,215       71,126,567
Longs Drug Stores Corp. ....................      201,191        6,463,261
Louisiana-Pacific Corp. ....................      549,547       10,441,393
Lowes Cos., Inc. ...........................    1,004,383       47,896,514
LSI Logic Corp. ............................      795,585       15,712,804
Lucent Technologies Inc. ...................    3,681,112      294,028,821
Mallinckrodt Inc. ..........................      385,013       14,630,494
Manor Care Inc. ............................      364,264       12,749,240
Marriott International Inc. ................      741,014       51,315,219
Marsh & McLennan Cos., Inc. ................    1,003,155       74,797,745
Masco Corp. ................................      941,324       47,889,858
Mattel Inc. ................................    1,722,294       64,155,451
May Department Stores Co. ..................    1,342,797       70,748,617
Maytag Corp. ...............................      549,852       20,516,353
MBIA Inc. ..................................      510,106       34,081,457
MBNA Corp. .................................    2,966,798       81,030,670
McDermott International Inc. ...............      442,997       16,224,765
McDonald's Corp. ...........................    3,981,207      190,102,634

   The accompanying notes are an integral part of these financial statements.

                                   SAI-115

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)

December 31, 1997


                                                         SHARES           VALUE
                                                      ------------   --------------
McGraw-Hill Inc. ..................................      616,456      $ 45,617,744
MCI Communications Corp. ..........................    3,983,220       170,531,606
Mead Corp. ........................................      614,248        17,198,944
Medtronic Inc. ....................................    2,715,210       142,039,423
Mellon Bank Corp. .................................    1,434,057        86,939,706
Mercantile Stores Co., Inc. .......................      174,960        10,650,690
Merck & Co., Inc. .................................    6,972,742       740,853,837
Meredith Corp. ....................................      271,956         9,705,430
Merrill Lynch & Co., Inc. .........................    1,901,978       138,725,520
MGIC Investment Corp. .............................      685,668        45,596,922
Micron Technology Inc. ............................    1,226,553        31,890,378
Microsoft Corp. ...................................    6,921,876       894,652,473
Millipore Corp. ...................................      211,055         7,162,679
Minnesota Mining & Manufacturing Co. ..............    2,397,512       196,745,828
Mirage Resorts Inc. ...............................    1,153,900        26,251,225
Mobil Corp. .......................................    4,614,534       333,111,673
Monsanto Co. ......................................    3,418,614       143,581,788
Moore Corp., Ltd. .................................      465,776         7,044,862
Morgan Stanley Dean Witter Discover & Co. .........    3,355,552       198,397,012
Morton International Inc. .........................      817,020        28,085,063
Motorola Inc. .....................................    3,405,541       194,328,683
NACCO Industries Inc. Class A .....................       42,006         4,502,518
Nalco Chemical Co. ................................      375,962        14,873,997
National City Corp. ...............................    1,207,018        79,361,433
National Semiconductor Corp. ......................      846,731        21,962,085
National Service Industries Inc. ..................      248,306        12,306,666
NationsBank Corp. .................................    4,201,431       255,499,523
Navistar International Corp. ......................      376,537         9,342,824
New York Times Co. Class A ........................      545,631        36,079,850
Newell Co. ........................................      943,943        40,117,577
Newmont Mining Corp. ..............................      871,262        25,593,321
Nextlevel Systems Inc. ............................      841,220        15,036,808
Niagara Mohawk Power Corp. ........................    1,284,757        13,489,949
Nicor Inc. ........................................      271,016        11,433,488
Nike Inc. Class B .................................    1,680,614        65,964,099
Nordstrom Inc. ....................................      429,654        25,940,360
Norfolk Southern Corp. ............................    2,126,413        65,520,101
Northern States Power Co. .........................      399,690        23,281,943
Northern Telecom Ltd. .............................    1,498,541       133,370,149
Northrop Grumman Corp. ............................      366,383        42,134,045
Norwest Corp. .....................................    4,495,506       173,638,919
Novell Inc. .......................................    1,872,386        14,042,895
Nucor Corp. .......................................      505,455        24,419,795
Occidental Petroleum Corp. ........................    1,929,680        56,563,745
Omnicom Group Inc. ................................      962,300        40,777,462
Oneok Inc. ........................................      159,296         6,431,576
Oracle Corp. ......................................    5,617,332       125,336,720
Oryx Energy Co. ...................................      629,689        16,057,070
Owens Corning Fiberglas Corp. .....................      303,924        10,371,407
Owens Illinois Inc. ...............................      780,100        29,595,044

   The accompanying notes are an integral part of these financial statements.

                                   SAI-116

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)

December 31, 1997


                                                    SHARES           VALUE
                                                 ------------   --------------
PACCAR Inc. ..................................       437,549     $ 22,971,323
Pacific Enterprises ..........................       455,239       17,128,367
PacifiCorp ...................................     1,710,616       46,721,199
Pall Corp. ...................................       727,505       15,050,260
Parametric Technology Corp. ..................       731,304       34,645,527
Parker Hannifin Corp. ........................       622,671       28,565,032
PECO Energy Co. ..............................     1,291,222       31,312,134
Pennzoil Co. .................................       263,539       17,607,699
Peoples Energy Corp. .........................       169,509        6,674,417
Pep Boys -- Manny, Moe & Jack ................       293,866        7,016,051
PepsiCo Inc. .................................     8,776,013      319,775,974
Perkin-Elmer Corp. ...........................       248,152       17,634,302
Pfizer Inc. ..................................     7,443,669      555,018,570
PG&E Corp. ...................................     2,545,899       77,490,801
Pharmacia & Upjohn Inc. ......................     2,908,834      106,536,045
Phelps Dodge Corp. ...........................       333,773       20,777,369
Philip Morris Cos., Inc. .....................    14,095,433      638,699,308
Phillips Petroleum Co. .......................     1,503,153       73,090,815
Pioneer HI-Bred International Inc. ...........       344,600       36,958,350
Pitney Bowes Inc. ............................       841,184       75,653,986
Placer Dome Inc. .............................     1,208,906       15,337,995
PNC Bank Corp. ...............................     1,781,963      101,683,264
Polaroid Corp. ...............................       227,846       11,093,252
Potlatch Corp. ...............................       147,070        6,324,010
PP&L Resources Inc. ..........................       887,453       21,243,406
PPG Industries Inc. ..........................     1,078,689       61,620,109
Praxair Inc. .................................       893,542       40,209,390
Procter & Gamble Co. .........................     7,793,934      622,053,357
Progressive Corp. ............................       398,700       47,794,162
Providian Financial Corp. ....................       539,526       24,379,831
Public Service Enterprise Group Inc. .........     1,302,927       41,286,499
Pulte Corp. ..................................       120,696        5,046,602
Quaker Oats Co. ..............................       775,825       40,924,769
R.R. Donnelley & Sons Co. ....................       826,887       30,801,541
Ralston Purina Co. ...........................       606,585       56,374,493
Raychem Corp. ................................       506,322       21,803,491
Raytheon Company Class A .....................        61,800        3,047,539
Raytheon Company Class B .....................     1,859,335       93,896,417
Reebok International Ltd. ....................       283,056        8,155,551
Republic New York Corp. ......................       303,971       34,709,689
Reynolds Metals Co. ..........................       420,161       25,209,660
Rite Aid Corp. ...............................       735,751       43,179,387
Rockwell International Corp. .................     1,156,390       60,421,377
Rohm & Haas Co. ..............................       360,901       34,556,271
Rowan Cos., Inc. .............................       493,034       15,037,537
Royal Dutch Petroleum Co. ....................    12,361,584      669,843,333
Rubbermaid Inc. ..............................       895,252       22,381,300
Russell Corp. ................................       189,104        5,023,075
Ryder Systems Inc. ...........................       431,161       14,120,523
SAFECO Corp. .................................       796,724       38,840,295

   The accompanying notes are an integral part of these financial statements.

                                   SAI-117

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                           SHARES           VALUE
                                                        ------------   --------------
Safety-Kleen Corp. ..................................      335,251      $  9,198,449
Sara Lee Corp. ......................................    2,763,953       155,645,103
SBC Communications Inc. .............................    5,242,014       383,977,525
Schering-Plough Corp. ...............................    4,198,031       260,802,676
Schlumberger Ltd. ...................................    2,870,507       231,075,813
Scientific Atlanta Inc. .............................      391,075         6,550,506
Seagate Technology ..................................    1,430,690        27,540,783
Seagram Co., Ltd. ...................................    2,037,373        65,832,615
Sears Roebuck & Co. .................................    2,238,928       101,311,492
Service Corp. International .........................    1,478,203        54,601,123
Shared Medical Systems Corp. ........................      142,076         9,377,016
Sherwin-Williams Co. ................................      982,581        27,266,623
Sigma Aldrich Corp. .................................      541,818        21,537,266
Silicon Graphics Inc. ...............................      992,753        12,347,365
Snap On Inc. ........................................      375,980        16,402,128
Sonat Inc. ..........................................      482,454        22,072,271
Southern Co. ........................................    3,781,114        97,836,325
Southwest Airlines Co. ..............................    1,270,360        31,282,615
Springs Industries Inc. .............................      108,475         5,640,700
Sprint Corp. ........................................    2,479,647       145,369,305
St. Jude Medical Inc. ...............................      519,472        15,843,896
St. Paul Cos. Inc. ..................................      468,555        38,450,795
Stanley Works .......................................      482,852        22,784,579
State Street Corp. (a) ..............................      917,586        53,392,035
Stone Container Corp. ...............................      938,612         9,796,763
Sun Co., Inc. .......................................      408,667        17,189,556
Sun Microsystems Inc. ...............................    2,106,707        84,004,942
Sunamerica Inc. .....................................    1,105,112        47,243,538
Suntrust Banks Inc. .................................    1,208,792        86,277,529
Supervalu Inc. ......................................      328,967        13,775,493
Synovus Financial Corp. .............................    1,006,400        32,959,600
Sysco Corp. .........................................      996,643        45,409,547
Tandy Corp. .........................................      639,060        24,643,751
Tektronix Inc. ......................................      271,860        10,789,444
Tele-Communications Inc. TCI Group Series A .........    2,935,912        82,022,041
Tellabs Inc. ........................................    1,061,050        56,103,019
Temple Inland Inc. ..................................      344,088        18,000,104
Tenet Healthcare Corp. ..............................    1,917,734        63,524,939
Tenneco Inc. ........................................      992,100        39,187,950
Texaco Inc. .........................................    3,182,794       173,064,424
Texas Instruments Inc. ..............................    2,245,214       101,034,630
Texas Utilities Co. .................................    1,544,836        64,207,246
Textron Inc. ........................................      948,068        59,254,250
Thermo Electron Corp. ...............................      867,873        38,620,348
Thomas & Betts Corp. ................................      297,315        14,048,134
Time Warner Inc. ....................................    3,282,736       203,529,632
Times Mirror Co. Series A ...........................      522,178        32,113,947
Timken Co. ..........................................      350,702        12,055,381
TJX Cos., Inc. ......................................      940,623        32,333,916
Torchmark Corp. .....................................      921,479        38,759,710

   The accompanying notes are an integral part of these financial statements.

                                   SAI-118

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                  SHARES           VALUE
                                               ------------   --------------
Toys R Us Inc. .............................     1,772,008     $ 55,707,501
TransAmerica Corp. .........................       369,874       39,391,581
Travelers Inc. .............................     6,694,697      360,676,801
Tribune Co. ................................       688,502       42,859,249
Tricon Global Restaurants Inc. .............       878,241       25,523,879
TRW Inc. ...................................       674,479       36,000,317
Tupperware Corp. ...........................       310,179        8,646,240
Tyco International Ltd. ....................     3,079,728      138,780,243
Unicom Inc. ................................     1,234,065       37,947,499
Unilever NV ................................     3,676,264      229,536,733
Union Camp Corp. ...........................       398,563       21,397,851
Union Carbide Corp. ........................       840,052       36,069,733
Union Electric Co. .........................       714,519       30,902,947
Union Pacific Corp. ........................     1,404,701       87,706,019
Union Pacific Resources Group Inc. .........     1,438,846       34,892,015
Unisys Corp. ...............................     1,009,498       14,006,785
United Healthcare Corp. ....................     1,126,760       55,985,887
United Technologies Corp. ..................     1,396,354      101,672,026
Unocal Corp. ...............................     1,635,891       63,493,019
UNUM Corp. .................................       822,740       44,736,487
US Bancorp .................................    13,384,583      154,986,816
US Surgical Corp. ..........................       341,042        9,996,794
US West Inc. -- Communications .............     2,934,602      132,423,915
US West Inc. -- Media ......................     3,489,657      100,763,846
USAir Group Inc. ...........................       539,971       33,748,188
USF&G Corp. ................................       548,892       12,109,930
UST Inc. ...................................     1,078,868       39,850,687
USX Marathon Group .........................     1,683,819       56,828,891
USX United States Steel ....................       463,304       14,478,250
VF Corp. ...................................       716,500       32,914,219
Viacom Inc. Class B ........................     2,038,716       84,479,294
W.W. Grainger Inc. .........................       302,234       29,373,367
Wachovia Corp. .............................     1,135,997       92,157,757
Wal Mart Stores Inc. .......................    12,982,163      511,984,053
Walgreen Co. ...............................     2,824,564       88,620,695
Walt Disney Co. ............................     3,892,267      385,577,700
Warner Lambert Co. .........................     1,568,664      194,514,336
Washington Mutual Inc. .....................     1,447,554       92,372,040
Waste Management Inc. ......................     2,643,978       72,709,395
Wells Fargo & Co. ..........................       507,499      172,264,192
Wendy's International Inc. .................       712,619       17,147,395
Western Atlas Inc. .........................       296,798       21,963,052
Westvaco Corp. .............................       549,476       17,274,152
Weyerhaeuser Co. ...........................     1,120,561       54,977,524
Whirlpool Corp. ............................       419,787       23,088,285
Whitman Corp. ..............................       612,945       15,974,879
Willamette Industries Inc. .................       624,353       20,096,362
William Wrigley Jr. Co. ....................       663,497       52,789,480
Williams Cos., Inc. ........................     1,825,474       51,797,825
Winn Dixie Stores Inc. .....................       852,756       37,254,778

   The accompanying notes are an integral part of these financial statements.

                                   SAI-119

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments (Concluded)
(showing percentage of total value of investments)
December 31, 1997


                                                             SHARES               VALUE
                                                       -----------------   ------------------
Woolworth Corp. ....................................           734,815      $    14,971,856
Worldcom Inc. ......................................         5,186,926          156,904,511
Worthington Industries .............................           399,525            6,592,163
WR Grace & Co. .....................................           473,365           38,076,297
Xerox Corp. ........................................         1,929,267          142,404,020
                                                                            ---------------
Total Common Stock
 (Cost $30,284,625,454).............................                        $43,719,450,153
                                                                            ---------------
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
 FOR TAX EXEMPT RETIREMENT FUNDS--0.9%                      UNITS
                                                            ---------
SHORT TERM INVESTMENT FUND (B) .....................       390,054,267          390,054,267
-----------------------------------------------------      -----------      ---------------
SHORT TERM US GOVERNMENT OBLIGATIONS--0.1%                PRINCIPAL
                                                          -----------
US TREASURY BILLS 5.14% 05-MARCH-98 (C) ............      $ 42,500,000      $    42,117,712
-----------------------------------------------------     ------------      ---------------
TOTAL INVESTMENTS--100%
 (Cost $30,716,797,433).............................                        $44,151,622,132
=====================================================                       ===============

(a)        Parent Company of State Street Bank and Trust Company.

(b)        Collective investment fund advised by State Street Global Advisors.

(c) At December 31, 1997, US Treasury Bills were pledged to cover margin requirements for open futures contracts.


--------------------------------------------------------------------------------
     The following long futures contracts were open at December 31, 1997:





FUTURES                                  NUMBER OF                 MATURITY       UNREALIZED
CONTRACTS                                CONTRACTS                   DATE         GAIN/LOSS
--------------------------   --------------------------------   -------------   -------------
   S&P 500 Index .........                2,059                 March, 1998      $2,258,262
                                                                                 ==========
                             (Notional amount $501,733,493)

   The accompanying notes are an integral part of these financial statements.

                                   SAI-120

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of the
State Street Bank and Trust Company
Russell 2000 Fund
and State Street Bank and Trust Company
Russell 2000 Non-Lending Fund




In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund at December 31, 1997, the results of their operations for the year then ended, and the changes in their net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts

March 14, 1998


                                   SAI-121

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $1,181,361,320) ...........  $ 1,291,401,945
Investment in State Street Bank and Trust Company
 Quality A Short-Term Investment Fund, at value .....................      259,712,427
Receivable for investments sold .....................................          329,300
Dividends receivable ................................................        1,294,662
Interest and other receivables ......................................          391,052
Variation margin receivable .........................................          474,240
---------------------------------------------------------------------  ---------------
   Total assets .....................................................    1,553,603,626
---------------------------------------------------------------------  ---------------
LIABILITIES
Collateral on securities loaned .....................................      259,712,427
Accrued expenses ....................................................          170,900
---------------------------------------------------------------------  ---------------
   Total liabilities ................................................      259,883,327
---------------------------------------------------------------------  ---------------
NET ASSETS ..........................................................  $ 1,293,720,299
=====================================================================  ===============
Russell 2000 Fund
 (49,394,173 units outstanding, at $23.77 per unit net asset value) .  $ 1,174,145,954
Russell 2000 Non-Lending Fund
 (5,030,274 units outstanding, at $23.77 per unit net asset value) ..      119,574,345
---------------------------------------------------------------------  ---------------
                                                                       $ 1,293,720,299
                                                                       ===============

   The accompanying notes are an integral part of these financial statements.

                                   SAI-122

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Operations
Year ended December 31, 1997
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,259)..............................................    $ 10,222,572
 Interest ................................................................................       2,914,492
 Securities lending fee income (net of related expenses), allocated to Russell 2000 Fund           516,852
-------------------------------------------------------------------------------------------   ------------
  (Note 3)
-------------------------------------------------------------------------------------------
   Total investment income ...............................................................      13,653,916
-------------------------------------------------------------------------------------------   ------------
EXPENSES
 Audit ...................................................................................             597
 Custody .................................................................................         517,330
-------------------------------------------------------------------------------------------   ------------
   Total expenses ........................................................................         517,927
-------------------------------------------------------------------------------------------   ------------
    Net investment income ................................................................      13,135,989
-------------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
 Net realized gain (loss) on investments .................................................      69,538,744
 Net realized gain (loss) on futures contracts ...........................................       3,170,735
-------------------------------------------------------------------------------------------   ------------
 Net change in unrealized appreciation (depreciation) on investments .....................      72,783,320
 Net change in unrealized appreciation (depreciation) on futures contracts ...............         741,008
 Net realized and unrealized gain (loss) on investments and futures contracts ............     146,233,807
-------------------------------------------------------------------------------------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $159,369,796
===========================================================================================   ============


   The accompanying notes are an integral part of these financial statements.

                                   SAI-123

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Changes in Net Assets



                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              1997                1996*
                                                                                       ------------------   ----------------
FROM OPERATIONS**
Net investment income ..............................................................     $   13,135,989      $  12,774,718
Net realized gain (loss) on investments ............................................         69,538,744        174,309,587
Net realized gain (loss) on futures contracts ......................................          3,170,735          2,101,712
Net change in unrealized appreciation (depreciation) on investments ................         72,783,320        (71,757,270)
Net change in unrealized appreciation (depreciation) on futures contracts ..........            741,008           (112,775)
-------------------------------------------------------------------------------------    --------------      -------------
Net increase (decrease) in net assets resulting from operations ....................        159,369,796        117,315,972
-------------------------------------------------------------------------------------    --------------      -------------
Distributions of securities lending fee income to Russell 2000 Fund participants
 (Note 3) ..........................................................................           (516,852)          (399,647)
-------------------------------------------------------------------------------------    --------------      -------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ......        148,997,093        332,105,190
-------------------------------------------------------------------------------------    --------------      -------------
Net increase (decrease) in net assets ..............................................        307,850,037        449,021,515
NET ASSETS
Beginning of year ..................................................................        985,870,262        536,848,747
-------------------------------------------------------------------------------------    --------------      -------------
End of year ........................................................................     $1,293,720,299      $ 985,870,262
=====================================================================================    ==============      =============

----------
*  The Russell 2000 Non-Lending Fund commenced operations on September 30,
1996.

** See Note 1 to the financial statements

   The accompanying notes are an integral part of these financial statements.

                                   SAI-124

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                                YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------------------
                                                                1997          1996         1995         1994         1993
                                                           -------------- ------------ ------------ ------------ ------------
Net investment income (a) ................................   $     0.36     $   0.32     $   0.03     $   0.21     $   0.17
Distribution of securities lending fee income(b) .........       ( 0.02)      ( 0.01)      ( 0.01)      ( 0.01)      ( 0.00)
Net realized and unrealized gain (loss) ..................         4.19         2.45         3.61       ( 0.46)        1.83
----------------------------------------------------------   ----------     --------     --------     --------     --------
Net increase (decrease) ..................................         4.53         2.76         3.63       ( 0.26)        2.00
NET ASSET VALUE
Beginning of year ........................................        19.24        16.48        12.85        13.11        11.11
----------------------------------------------------------   ----------     --------     --------     --------     --------
End of year ..............................................   $    23.77     $  19.24     $  16.48     $  12.85     $  13.11
----------------------------------------------------------   ----------     --------     --------     --------     --------
    Total return(%) (c) ..................................        23.66        16.81        28.33       ( 1.98)       18.00
==========================================================   ==========     ========     ========     ========     ========
Ratio of expenses to average net assets (%)(d) ...........         0.06         0.06         0.10         0.07         0.09
Ratio of net investment income to average net assets
 (%)(d) ..................................................         1.63         1.80         1.80         1.61         1.37
Portfolio turnover(%) ....................................          105          131          103           48           35
Average broker commission per share(e) ...................   $     0.02     $   0.02       N/A          N/A          N/A
Net assets, end of year (000s) ...........................   $1,174,146     $951,405     $536,849     $372,107     $451,119
==========================================================   ==========     ========     ========     ========     ========

----------
(a) Net investment income has been calculated based on an average of units outstanding.

(b)        Zero amounts represent those which are less than $.005 per unit.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership in other collective investment funds.

(e) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-125

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 NON-LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                          PERIOD ENDED DECEMBER 31,
                                                                         ----------------------------
                                                                              1997          1996(A)
                                                                         -------------   ------------
Net investment income (b) ............................................     $    0.34       $   0.09
Net realized and unrealized gain (loss) ..............................          4.19           0.84
-----------------------------------------------------------------------    ---------       --------
Net increase (decrease) ..............................................          4.53           0.93
NET ASSET VALUE
Beginning of period ..................................................         19.24          18.31
-----------------------------------------------------------------------    ---------       --------
End of period ........................................................     $   23.77       $  19.24
=======================================================================    =========       ========
    Total return (%) (c) .............................................         23.54           5.08
Ratio of expenses to average net assets (%) (d) ......................          0.06           0.06
Ratio of net investment income to average net assets (%) (d) .........          1.56           1.80
Portfolio turnover (%) ...............................................           105            131
Average broker commission per share (e) ..............................     $    0.02       $   0.02
Net assets, end of period (000s) .....................................     $ 119,574       $ 34,465
=======================================================================    =========       ========

----------
(a)        The Russell 2000 Non-Lending Fund commenced operations on September
           30, 1996.

(b) Net investment income has been calculated based on an average of units outstanding.

(c) Total return calculation (not annualized for period ended December 31, 1996) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Russell 2000 Non-Lending Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)        1996 data annualized.

(e) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-126

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

The State Street Bank and Trust Company ("State Street Bank") Russell 2000 Fund and the State Street Bank and Trust Company Russell 2000 Non-Lending Fund (collectively, the "Funds") were formed by State Street Bank under a Declaration of Trust. The Funds' investment objective is to replicate, as closely as possible, the return of the Russell 2000 Index. State Street Bank is Trustee and custodian of the Funds. State Street Global Advisors, a division of State Street Bank, is the Funds' investment manager.

     From February 1, 1995 through June 17, 1996, the Russell 2000 Fund invested in two other State Street Bank collective investment funds, the Russell 2000 Growth Fund and the Russell 2000 Value Fund. Effective June 18, 1996, the Russell 2000 Growth Fund and the Russell 2000 Value Fund ceased operations. All assets and liabilities of these funds were transferred to the Russell 2000 Fund. The results of operations of the Russell 2000 Growth Fund and the Russell 2000 Value Fund for the period January 1, 1996 through June 17, 1996 have been consolidated in the 1996 results of operations of the Russell 2000 Fund. The Russell 2000 Fund recorded a $174,542,657 realized gain on securities as a result of this transaction. Subsequent to this transaction, the Funds have invested directly in the securities contained in the Russell 2000 Index.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Funds in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income earned on securities is recorded on the accrual basis. Interest income is increased by accretion of discount and decreased by amortization of premium.


 C. INCOME TAXES

     It is the Funds' policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Funds are exempt from federal income taxes and no federal income tax provision is required.



                                   SAI-127

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997



 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION


     The net asset values of the Funds are determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


 E. EXPENSES


     Under the Declaration of Trust, the Funds may pay certain expenses for services received during the year. The Trustee is paid a custody fee at the annual rate of $50,000, plus .0125% of the Funds' average net asset value and a charge for each security and futures transaction executed.


 F. DISTRIBUTIONS TO PARTICIPANTS


     All net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending is distributed monthly to participants of the Russell 2000 Fund.


 G. FUTURES CONTRACTS


     The Funds may use futures contracts to manage exposure to the equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.


     The Funds enter into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited.


     Upon entering into a futures contract, the Funds are required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are made or received by the Funds periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Funds. A gain or loss is realized when the contract is closed or expires.



                                   SAI-128

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997



  H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which require the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3.  SECURITIES LENDING PROGRAM

     The participants in the Russell 2000 Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Russell 2000 Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1997, the market value of securities loaned by the Lending Fund was $250,416,132 against which was held cash collateral of $259,712,427 and securities of $1,279,864. Cash collateral provided by the Borrowers is invested in a State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $971,715,196 and $850,379,706, respectively, resulting in a net realized gain (loss) of $69,262,355. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.



                                   SAI-129

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997



5. UNITS OF PARTICIPATION

     Participant transactions for the Funds were as follows:




                                                                        PERIOD ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------
                                                                  1997                              1996
                                                    --------------------------------- --------------------------------
                                                          UNITS           AMOUNT           UNITS           AMOUNT
                                                    ---------------- ---------------- --------------- ----------------
RUSSELL 2000 FUND
Units issued ......................................     40,460,685    $  906,815,162     26,821,340    $  474,201,831
Issued upon reinvestment of distributions .........              0                 0              0                 0
Units redeemed ....................................    (40,524,286)     (831,286,512)    (9,933,191)     (174,945,263)
                                                       -----------    --------------     ----------    --------------
  Total ...........................................        (63,601)   $   75,528,650     16,888,149    $  299,256,568
                                                       ===========    ==============     ==========    ==============
RUSSELL 2000 NON-LENDING FUND
Units issued ......................................      3,820,070    $   86,839,791      1,791,660    $   32,848,622
Units redeemed ....................................       (581,456)      (13,371,348)             0                 0
                                                       -----------    --------------     ----------    --------------
  Total ...........................................      3,238,614    $   73,468,443      1,791,660    $   32,848,622
                                                       -----------    --------------     ----------    --------------
Net increase (decrease) ...........................      3,175,013    $  148,997,093     18,679,809    $  332,105,190
                                                       ===========    ==============     ==========    ==============

     The Non-Lending Fund commenced operations on September 30, 1996. Initial Non-Lending Fund units had an offering price equivalent to the net asset value per unit of the Lending Fund on the commencement date.


RUSSELL 2000 FUND

     Units in excess of 10% of Lending Fund units outstanding at December 31, 1997 held by three of the Lending Fund's 43 unitholders aggregated 38% of the Lending Fund's total units outstanding.

     During the year ended December 31, 1997, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $(236,555).


RUSSELL 2000 NON-LENDING FUND

     Units in excess of 10% of Non-Lending Fund units outstanding at December 31, 1997 held by four of the Non-Lending Fund's five unitholders aggregated 96% of the Non-Lending Fund's total units outstanding.

     During the year ended December 31, 1997, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Non-Lending Fund units were $(39,834).

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.



                                   SAI-130

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997



                                                        SHARES         VALUE
                                                       --------   ---------------
COMMON STOCK 93.7% (unless otherwise noted)
1st Source Corp. ...................................    11,538     $    367,774
99 Cents Only Stores ...............................    12,500          368,750
A. Schulman Inc. ...................................    53,400        1,341,675
A.M. Castle & Co. ..................................    14,550          332,831
A.O. Smith Corp. ...................................    15,800          667,550
A.T. Cross Co., Class A ............................    12,200          123,525
Aames Financial Corp. ..............................    31,399          406,225
AAR Corp. ..........................................    24,900          964,875
Aaron Rents Incorporated, Class B ..................    19,500          377,813
Abacus Direct Corp. ................................    11,000          451,000
Abercrombie & Fitch Co., Class A ...................     9,300          290,625
ABM Industries Inc. ................................    24,500          748,781
ABR Information Services Inc. ......................    30,350          724,606
ABT Building Products Corp. ........................    13,600          244,800
AC Nielsen Corp. ...................................    79,900        1,947,562
ACC Corp. ..........................................    24,100        1,217,050
Acceptance Insurance Cos., Inc. ....................    15,700          379,744
Access Health Marketing Inc. .......................    23,350          685,906
Acclaim Entertainment Inc. .........................    53,400          193,575
Ackerley Communications Inc. .......................    12,300          208,331
Acme Metals Inc. ...................................    15,200          150,100
Act Manufacturing Inc. .............................    13,600          192,100
Actel Corp. ........................................    31,200          393,900
Action Performance Cos., Inc. ......................    21,600          818,100
Activision Inc. ....................................    16,600          296,725
Acuson .............................................    27,200          450,500
ACX Technologies ...................................    16,300          398,331
Acxiom Corp. .......................................    52,600        1,012,550
Adac Laboratories ..................................    29,200          576,700
Ade Corp. ..........................................    12,500          218,750
Administaff Inc. ...................................     5,400          139,725
Adolph Coors Co., Class B ..........................    52,300        1,738,975
Adtran Inc. ........................................    24,400          671,000
Advanced Energy Industries Inc. ....................     4,000           59,750
Advanced Lighting Technologies Inc. ................    16,900          321,100
Advanced Tissue Sciences Inc. ......................    43,900          543,262
Advent Software Inc. ...............................     2,900           83,013
Advo Inc. ..........................................    35,800          698,100
AEP Industries Inc. ................................     4,600          142,025
Aerial Communications Incorporated .................     5,300           37,763
AFC Cable Systems Inc. .............................     8,500          252,875
Affiliated Computer Services Inc., Class A .........    51,200        1,347,200
Affymetrix Inc. ....................................    33,400        1,039,575
Aftermarket Technology Corp. .......................    26,200          474,875
AG Chemical Equipment Inc. .........................     3,800           52,725
AGL Resources Inc. .................................    79,800        1,630,912
Agouron Pharmaceuticals Inc. .......................    42,100        1,236,687
Air Express International Corp. ....................    43,455        1,325,377
Airborne Freight Corp. .............................    35,600        2,211,650

   The accompanying notes are an integral part of these financial statements.

                                   SAI-131

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                           SHARES          VALUE
                                                         ----------   ---------------
Airnet Systems Inc. ..................................     11,000      $    236,500
Airtran Holdings Inc. ................................     47,600           190,400
Alamo Group Inc. .....................................     10,500           227,719
Alaska Air Group Inc. ................................     21,600           837,000
Alaska Steel Holding Corp. ...........................     65,800         1,163,837
Albank Financial Corp. ...............................     15,000           771,562
Albany International Corp., Class A ..................     24,300           558,900
Albemarle Corp. ......................................     29,000           692,375
Alberto Culver Co., Class B ..........................     24,100           772,706
Alexander's Inc. .....................................      3,700           336,006
Alexandria Real Estate Equitities,Inc. ...............      9,100           287,219
Alfa Corp. ...........................................     29,000           500,250
Algos Pharmaceutical Corp. ...........................     14,400           432,000
Aliant Communications Inc. ...........................     51,200         1,606,400
Alkermes Inc. ........................................     27,200           540,600
Allen Telecom Inc. ...................................     30,900           569,719
Alliance Pharmaceutical Corp. ........................     38,800           281,300
Alliance Semiconductor Corp. .........................     31,200           142,350
Alliant Techsystems Inc. .............................     13,100           730,325
Allied Capital Corporation New .......................     34,560           768,960
Allied Group Inc. ....................................     33,512           959,281
Allied Products Corp. ................................     13,500           324,000
Allied Waste Industries Inc. .........................    143,600         3,347,675
Alltrista Corp. ......................................      9,925           281,622
Alpharma Inc., Class A ...............................     18,200           395,850
Alpine Group Inc. ....................................     23,800           446,250
Alternative Living Services Inc. .....................     13,000           384,313
Alternative Resources Corp. ..........................     18,300           422,044
Altron Inc. ..........................................     17,350           229,888
Amax Gold Inc. .......................................     61,700           142,681
Amazon. Com Inc. .....................................      7,000           421,750
Ambassador Apts Inc. .................................     11,800           242,638
AMC Entertainment Inc. ...............................      5,400           120,150
Amcast Industrial Corp. ..............................     14,000           321,125
Amcol International Corp. ............................     38,250           607,219
Amcore Financial Inc. ................................     30,502           766,363
Amerco ...............................................     15,400           394,625
America West Holding Corp., Class B ..................     59,215         1,102,879
American Annuity Group Inc. ..........................     11,293           248,446
American Business Info Incorporated, Class A .........        500             5,250
American Business Information Inc. ...................     30,900           316,725
American Business Products Inc. ......................     15,512           335,447
American Financial Group Incorporated Ohio ...........      1,900            76,594
American Freightways Corp. ...........................     26,400           260,700
American General Hospitality Corp. ...................     32,700           874,725
American Health Properties Inc. ......................     31,100           857,194
American Heritage Life Investment Corp. ..............     12,115           436,140
American HomePatient Inc. ............................     20,000           470,000
American Homestar Corp. ..............................     15,112           249,348

   The accompanying notes are an integral part of these financial statements.

                                   SAI-132

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                            SHARES         VALUE
                                                           --------   ---------------
American Management Systems Inc. .......................    60,400     $  1,177,800
American Media Inc., Class A ...........................    64,600          500,650
American Mobile Satellite Corp. ........................    21,000          147,000
American Oncology Resources Inc. .......................    37,100          593,600
American Pad & Paper Co. ...............................    39,800          383,075
American Radio Systems Corp., Class A ..................    30,599        1,631,309
American Residential Services Inc. .....................    18,200          284,375
American Safety Razor Co. ..............................    15,500          310,000
American Satellite Network Industries (b) ..............     1,750                0
Americredit Corp. ......................................    43,500        1,204,406
Amerin Corp. ...........................................    33,600          940,800
Amerisource Health Corp., Class A ......................    30,400        1,770,800
Ameritrade Holding Corp., Class A ......................     2,200           64,350
Ameron Inc. ............................................     5,100          322,575
Amerus Life Holdings Inc. ..............................    24,620          907,862
Ames Department Stores Inc. ............................    28,900          505,750
Ametek Aerospace Products Inc. .........................    48,600        1,312,200
AMLI Residential Properties Trust ......................    21,800          485,050
Ampex Corp., Class A ...................................    37,800           94,500
Amphenol Corp., Class A ................................    25,600        1,425,600
Amresco Inc. ...........................................    51,100        1,545,775
Amylin Pharmaceuticals Inc. ............................    32,400          176,175
Anadigics Inc. .........................................    20,550          619,069
Analogic Corp. .........................................     9,000          342,000
Analysts International Corp. ...........................    32,961        1,137,154
Anchor Bancorp Inc. ....................................    11,800          429,225
Anchor Gaming ..........................................     8,200          457,150
Andrx Corp. ............................................    13,800          472,650
Anixter International Inc. .............................    51,500          849,750
Ann Taylor Stores Corp. ................................    32,300          432,013
Antec Corp. ............................................    34,650          541,406
Apac Teleservices Inc. .................................    20,900          282,150
Apartment Investment & Management Co., Class A .........    49,600        1,822,800
Apex PC Solutions Inc. .................................     5,700          126,113
Aphton Corp. ...........................................     6,100           61,763
Apogee Enterprises Inc. ................................    36,300          431,063
Apple South Inc. .......................................    38,900          510,563
Applebees International Inc. ...........................    46,700          843,519
Applied Analytical Industries Inc. .....................    12,300          202,950
Applied Graphics Technologies ..........................     9,700          516,525
Applied Industrial Technologies Inc. ...................    24,312          650,346
Applied Magnetics Corp. ................................    32,307          359,415
Applied Power Inc., Class A ............................    18,600        1,283,400
Apria Healthcare Group Inc. ............................    75,700        1,017,219
Aptargroup Inc. ........................................    26,100        1,448,550
Aquarion Co. ...........................................     9,300          321,431
Aquila Gas Pipeline Corp. ..............................     6,400           82,400
Arbor Drugs Inc. .......................................    62,577        1,157,674
Arbor Software Corp. ...................................    16,900          684,450

   The accompanying notes are an integral part of these financial statements.

                                   SAI-133

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                  SHARES          VALUE
                                                ----------   ---------------
Arcadia Financial Ltd. ......................     49,800      $    370,388
Arch Coal Inc. ..............................     31,000           848,625
Arctic Cat Inc. .............................     28,400           275,125
Arden Reality Inc. ..........................     47,700         1,466,775
Area Bancshares Corp. .......................      8,900           213,600
Argonaut Group Inc. .........................     25,100           850,262
Armco Inc. ..................................    123,200           608,300
Arnold Industries Inc. ......................     26,600           458,850
Arqule Inc. .................................     13,200           302,775
Arris Pharmacuetical Corp. ..................     19,400           162,475
Arrow International Inc. ....................     17,600           651,200
Arterial Vascular Engineering Inc. ..........     43,200         2,808,000
Arvin Industries Inc. .......................     32,000         1,066,000
ASA Holdings Inc. ...........................     29,000           824,687
Ascent Entertainment Group Inc. .............     36,683           380,586
Aspect Development Inc. .....................     12,100           629,200
Aspect Telecommunications Corp. .............     69,600         1,452,900
Aspen Technology Inc. .......................     31,000         1,061,750
Associated Banc Corp. .......................     68,709         3,787,584
Associated Estates Realty Corp. .............     20,300           480,856
Associated Group Inc., Class A ..............     19,500           577,687
Astoria Financial Corp. .....................     33,404         1,862,273
Asyst Technologies Inc. .....................     15,900           345,825
ATL Ultrasound ..............................     18,600           855,600
Atlantic Energy Inc. ........................     74,400         1,576,350
Atlas Air Inc. ..............................     11,100           266,400
ATMI Inc. ...................................     23,700           574,725
Atmos Energy Corp. ..........................     42,000         1,270,500
Atria Communities Inc. ......................     11,600           198,650
Atwood Oceanics Inc. ........................     13,400           634,825
Aurther J. Gallagher & Co. ..................     21,600           743,850
Auspex Systems Inc. .........................     31,600           316,000
Authentic Fitness Corp. .....................     24,000           442,500
Avalon Properties Inc. ......................     51,200         1,584,000
Avant Corp. .................................     29,326           491,211
Avatar Holdings Inc. ........................      8,700           247,406
Aviall Inc. .................................     20,100           300,244
Aviation Sales Co. ..........................      8,100           304,763
Avid Technology Inc. ........................     33,200           888,100
Avondale Industries Inc. ....................     14,000           415,625
Aware Inc. ..................................     18,500           189,625
Aztar Corp. .................................     57,200           357,500
B.F. Goodrich Co. ...........................     20,440           846,982
BA Merchants Services Inc., Class A .........      8,200           145,550
Bacou USA Inc. ..............................      5,700            99,750
Baldor Electric Co. .........................     34,313           744,163
Baldwin & Lyons Inc., Class B ...............     15,400           371,525
Ball Corp. ..................................     42,600         1,504,312
Ballard Medical Products ....................     42,800         1,037,900

   The accompanying notes are an integral part of these financial statements.

                                   SAI-134

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                SHARES         VALUE
                                               --------   ---------------
Bally's Grand Inc. .........................     2,100     $    107,494
Bancfirst Corp. ............................     4,100          137,863
Bancorpsouth Inc. ..........................    29,090        1,374,502
Banctec Inc. ...............................    31,182          836,067
Bank of Granite Corp. ......................    12,275          377,456
Bank Plus Corp. ............................    23,600          297,950
Bank United Corporation, Class A ...........    39,900        1,952,606
Bankatlantic Bancorp Inc. ..................    15,500          259,625
Banknorth Group Inc. .......................    10,200          655,350
Banner Aerospace Inc. ......................     8,700           96,244
Banta Corp. ................................    45,550        1,229,850
Barnes Group Inc. ..........................    13,900          316,225
Barnett Banks Inc. .........................    21,100          464,200
Barr Laboratories Inc. .....................    10,525          359,166
Barra Inc. .................................    13,350          322,069
Barrett Resources Corp. ....................    44,370        1,342,192
Bassett Furniture Industries Inc. ..........    19,762          592,860
Bay Apartment Communities Inc. .............    36,400        1,419,600
Bay State Gas Co. ..........................    17,000          631,125
Bay View Capital Corp. .....................    16,000          580,000
BE Aerospace Inc. ..........................    31,600          845,300
BEA Systems Inc. ...........................    14,000          242,375
Bedford Property Invs Incorporated .........    33,100          724,062
Belco Oil & Gas Corp. ......................    11,300          212,581
Belden Inc. ................................    35,500        1,251,375
Bell & Howell Co. ..........................    16,500          399,094
Benchmark Electronics Inc. .................    14,600          325,763
Benton Oil & Gas Co. .......................    40,700          526,556
Berg Electric Corp. ........................    24,400          555,100
Berkshire Realty Co., Inc. .................    51,600          619,200
Berlitz International Inc. .................     2,000           52,000
Berry Petroleum Co., Class A ...............    22,500          392,344
Best Buy Co., Inc. .........................    48,200        1,777,375
BET PLC Holdings Inc., Class A .............     8,200          447,925
BGS Systems Inc. ...........................     2,500           87,500
Big Flower Holdings Inc. ...................    20,400          492,150
Billing Info Concepts Corp. ................    22,200        1,065,600
Bindley Western Industries Inc. ............    17,800          549,575
Bio Rad Laboratories Inc., Class A .........    11,200          292,600
Bio Technology General Corp. ...............    70,500          757,875
Biomatrix Inc. .............................    13,400          402,000
Birmingham Steel Corp. .....................    40,400          636,300
Bisys Group Inc. ...........................    36,000        1,197,000
BJs Wholesale Club Incorporated ............    52,900        1,659,737
Black Box Inc. .............................    23,600          834,850
Black Hills Corp. ..........................    21,500          757,875
Block Drug Co., Inc., Class A ..............     8,351          361,191
Blount International Inc., Class A .........    30,300          808,631
BMC Industries Inc. ........................    35,900          578,887

   The accompanying notes are an integral part of these financial statements.

                                   SAI-135

-------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES         VALUE
                                                    --------   ---------------
Bob Evans Farms Inc. ............................    62,300     $  1,378,387
BOK Financial Corp. .............................     6,558          254,532
Boole & Babbage Inc. ............................    23,375          698,328
Borg Warner Security Corp. ......................    15,900          280,238
Borland International Inc. ......................    48,400          353,925
Boston Beer Inc., Class A .......................    16,300          127,344
Boston Technology Inc. ..........................    37,000          929,625
Bowne & Co., Inc. ...............................    26,900        1,072,637
Boyd Gaming Corp. ...............................    45,100          298,788
Boykin Lodging Company ..........................    10,800          285,525
Bradley Real Estate Inc. ........................    32,264          677,544
BRC Holdings Inc. ...............................     7,100          271,575
BRE Properties Inc. .............................    48,982        1,377,619
Breed Technologies Inc. .........................    17,400          317,550
Brenton Banks Inc. ..............................     7,219          288,760
Brightpoint Inc. ................................    65,948          915,028
Brinker International Inc. ......................    95,000        1,520,000
Bristol Hotel Co. ...............................    63,250        1,838,203
Broderbund Software Inc. ........................    27,100          694,437
Brooks Fiber Properties Inc. ....................    52,800        2,904,000
Brown & Sharpe Manufacturing Co. ................    14,800          150,775
Brown Group Inc. ................................    22,900          304,856
Brush Wellman Inc. ..............................    19,400          475,300
Brylane Inc. ....................................     6,400          315,200
BSB Bancorp Inc. ................................    10,300          368,225
BT Financial Corp. ..............................     8,640          440,640
BT Office Products International Inc. ...........    13,100          101,525
Buckeye Technologies Inc. .......................    18,500          855,625
Buckle Inc. .....................................     5,000          171,250
Budget Group Inc., Class A ......................    24,500          846,781
Buffets Inc. ....................................    59,105          554,109
Burlington Coat Factory Warehouse Corp. .........    25,199          414,209
Burlington Industries Inc. ......................    80,100        1,106,381
Burnham Pacific Properties Inc. .................    29,700          454,781
Burr-Brown Corp. ................................    35,599        1,143,618
Bush Boake Allen Inc. ...........................     7,800          204,263
Bush Industries Inc., Class A ...................    10,450          271,700
Butler Manufacturing Co. ........................     8,650          278,963
C Cube Microsystems Inc. ........................    42,600          694,912
C&D Technologies ................................     8,000          386,000
Cable Design Technologies Corp. .................    25,050          973,819
Cablevision Systems Corp., Class A ..............    22,000        2,106,500
Cabot Oil & Gas Corp., Class A ..................    30,900          600,619
CACI International Inc., Class A ................    13,400          265,488
Cadus Pharmaceutical Corp. ......................     9,100           58,013
Calgon Carbon Corp. .............................    54,000          580,500
California Microwave Inc. .......................    19,200          372,000
California Water Service Co. ....................     7,500          442,969
Calmat Co. ......................................    28,400          791,650

   The accompanying notes are an integral part of these financial statements.

                                   SAI-136

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                        SHARES         VALUE
                                                       --------   ---------------
Calpine Corp. ......................................    24,900     $    370,388
Cambrex Corp. ......................................    14,550          669,300
Camden Property Trust ..............................    44,864        1,390,784
Canandaigua Wine Co., Inc., Class B ................     8,000          456,000
Canandaigua Wine Inc., Class A .....................    21,900        1,212,712
Capital Bancorp Florida ............................    11,400          659,062
Capital City Bank Group Inc. .......................     1,300           52,650
Capital Factors Holding Inc. .......................     2,100           39,900
Capital Reinsurance Corp. ..........................    14,100          875,081
Capitol Transamerica Corp. .........................    11,000          234,438
Capmac Holdings Inc. ...............................    19,500          677,625
Capstar Hotel Co. ..................................    35,000        1,200,937
Capstead Mortgage Corp. ............................    73,225        1,459,923
Capstone Capital Corp. .............................    25,800          659,512
Caraustar Industries Inc. ..........................    36,300        1,243,275
Carbide/Graphite Group Inc. ........................    11,100          374,625
Carbo Ceramics Inc. ................................     8,600          275,200
Cardiothoracic Systems Inc. ........................    11,600           63,800
Carematrix Corp. ...................................    10,900          313,375
Caribiner International Inc. .......................    13,100          582,950
Carlisle Cos., Inc. ................................    37,200        1,590,300
Carmike Cinemas Inc., Class A ......................    12,900          370,069
Carpenter Technology Corp. .........................    28,400        1,364,975
Carson Pirie Scott & Co. ...........................    23,200        1,162,900
Carter Wallace Inc. ................................    28,700          484,313
Cascade Corp. ......................................    13,100          222,700
Casey's General Stores Inc. ........................    34,300          870,362
Cash America International Inc. ....................    30,800          398,475
Castle & Cooke Inc. ................................    19,600          330,750
Catalina Marketing Corp. ...........................    27,000        1,248,750
CB Commercial Real Estate Services Group ...........    13,700          440,969
CBL & Associates Properties Inc. ...................    28,600          706,062
CBT Corp. ..........................................     8,500          263,500
CCC Information Services Group Inc. ................    30,200          596,450
CDI Corp. ..........................................    12,600          576,450
CDW Computer Centers Inc. ..........................     9,000          469,125
Cellnet Data Systems ...............................    42,200          327,050
Cellstar Corp. .....................................    19,450          386,569
Cellular Communications International Inc. .........    15,200          710,600
Cellular Technical Services Co., Inc. ..............    22,406           71,419
Centennial Cellular Corp., Class A .................    21,115          432,858
Centerpoint Properties Corp. .......................    21,900          769,237
Centex Construction Products Inc. ..................    14,100          424,763
Central Garden & Pet Co. ...........................    24,000          630,000
Central Hudson Gas & Electric Corp. ................    22,800        1,000,350
Central Louisiana Electric Co., Inc. ...............    29,400          951,825
Central Maine Power Co. ............................    49,500          754,875
Central Parking Corp. ..............................     9,450          428,203
Century Aluminum Co. ...............................    24,700          333,450

   The accompanying notes are an integral part of these financial statements.

                                   SAI-137

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                    SHARES          VALUE
                                                  ----------   ---------------
Century Communications Corp., Class A .........     42,400      $    413,400
Cephalon Inc. .................................     32,000           364,000
Cerner Corp. ..................................     33,800           714,025
CFM Technologies Inc. .........................      7,400           113,775
CFW Communications Co. ........................     16,600           371,425
CFX Corp. .....................................     17,100           521,550
Champion Enterprises Inc. .....................     63,344         1,302,511
Chaparral Steel Co. ...........................      3,600            55,575
Charles E. Smith Residential ..................     39,100         1,388,050
Charming Shoppes Inc. .........................    137,900           646,406
Chart Industries Inc. .........................     10,400           237,250
Charter One Financial Inc. ....................         64             4,040
Chartwell Re Corp. ............................     10,500           354,375
Chase Inds Inc. ...............................     11,000           280,500
Chateau Communities Inc. ......................     37,200         1,171,800
Checkfree Corp. ...............................     59,600         1,609,200
Checkpoint Systems Inc. .......................     49,700           869,750
Cheesecake Factory ............................     12,800           390,400
Chelsea GCA Realty Inc. .......................     18,800           717,925
Chemed Corp. ..................................     11,000           455,813
Chemfirst Inc. ................................     26,800           757,100
Chemical Financial Corp. ......................     16,087           719,895
Chesapeake Corp. ..............................     30,300         1,041,562
Chesapeake Energy Corp. .......................     60,500           457,531
Chicago Miniature Lamp Inc. ...................     11,650           393,188
Chips & Technologies Inc. .....................     16,600           239,663
Chittenden Corp. ..............................     20,734           725,681
Choice Hotels Inc. ............................     68,400         1,094,400
Christiana Cos., Inc. .........................      2,900           114,913
CHS Electronics Inc. ..........................     40,999           702,108
Church & Dwight Co., Inc. .....................     23,400           656,662
Ciber Inc. ....................................     14,700           852,600
CIDCO Inc. ....................................     18,700           364,650
Cilcorp Inc. ..................................     17,800           869,975
Cincinnati Milacron Inc. ......................     51,000         1,322,812
Circle International Group Inc. ...............     15,250           349,797
Circuit City Stores Inc. ......................     20,200           181,800
Cirrus Logic Inc. .............................     88,900           944,562
Citation Corp. ................................      9,200           149,500
Citfed Bancorp Inc. ...........................     16,875           658,125
Citizens Bancshares Inc. ......................      7,300           534,725
Citizens Banking Corp. ........................     21,000           724,500
Citizens Corp. ................................      8,600           247,250
Citrix Systems Inc. ...........................     35,300         2,682,800
Cityscape Financial Corp. .....................     13,800             6,900
CKE Restaurants Inc. ..........................     58,450         2,462,206
CKS Group Inc. ................................      7,900           111,588
Claire's Stores Inc. ..........................     64,025         1,244,486
Clarcor Inc. ..................................     23,900           708,037

   The accompanying notes are an integral part of these financial statements.

                                   SAI-138

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES         VALUE
                                                    --------   ---------------
Claremont Technology Group Inc. .................    13,900     $    257,150
Clarify Inc. ....................................    27,000          313,875
Cleveland-Cliffs Inc. ...........................    15,600          714,675
Cliffs Drilling Co. .............................    21,800        1,087,275
Clintrials Research Inc. ........................    12,450           98,044
Closure Med Corp. ...............................     8,500          219,938
CMAC Investment Corp. ...........................    31,600        1,907,850
CNA Surety Corporation ..........................    53,200          821,275
CNB Bancshares Inc. .............................    26,209        1,262,946
CNET Inc. .......................................     8,800          259,600
CNS Inc. ........................................    25,200          168,525
Coach USA Inc. ..................................    25,100          840,850
Coachmen Industries Inc. ........................    19,300          416,156
Coast Savings Financial Inc. ....................    26,200        1,796,337
Coca Cola Bottling Co. ..........................     4,700          324,300
Coeur D'Alene Mines Corp. .......................    27,798          250,182
Cognex Corp. ....................................    49,533        1,349,774
Coherent Communications Systems Corp. ...........    12,400          345,650
Coherent Inc. ...................................    14,700          516,338
Coho Energy Inc. ................................    33,300          303,863
Cohu Inc. .......................................    12,300          376,688
Coinmach Laundry Corp. ..........................    13,100          320,950
Cole National Corp., Class A ....................    21,200          634,675
Coleman Co., Inc. ...............................     9,700          155,806
Collins & Aikman Corp. ..........................    79,300          683,962
Colonial Bancgroup Inc. .........................    44,300        1,525,581
Colonial Gas Co. ................................    11,050          318,378
Colonial Properties Trust .......................    31,300          942,912
Columbia Laboratories Inc. ......................    42,800          679,450
Columbus McKinnon Corp. .........................    14,300          346,775
Commerce Bancorp Inc. ...........................    24,317        1,240,167
Commerce Group Inc. .............................    26,100          851,512
Commercial Federal Corp. ........................    45,674        1,624,282
Commercial Intertech Corp. ......................    17,400          361,050
Commercial Metals Co. ...........................    21,433          676,479
Commercial Net Lease Realty Inc. ................    29,500          527,312
Commonwealth Bancorp Inc. .......................    22,355          444,306
Commonwealth Energy Systems .....................    23,800          791,350
Commonwealth Inds Incorporated Delaware .........    18,000          261,000
Commonwealth Telephone Enterprises ..............    18,000          465,750
Community Bank Systems Inc. .....................     9,600          300,600
Community First Bankshares Inc. .................    27,200        1,448,400
Community Trust Bancorp Inc. ....................    10,965          341,286
Comnet Cellular Inc. ............................    23,200          825,050
Compdent Corp. ..................................    12,900          261,628
Complete Business Solutions Inc. ................     8,700          378,450
Compucom Systems Inc. ...........................    28,300          233,475
Compuserve Inc. .................................    23,600          286,150
Computer Horizons Corp. .........................    39,650        1,784,250

   The accompanying notes are an integral part of these financial statements.

                                   SAI-139

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                       SHARES         VALUE
                                                      --------   ---------------
Computer Learning Centers Inc. ....................     6,500     $    398,125
Computer Management Sciences Inc. .................     1,300           24,863
Computer Products Inc. ............................    44,407        1,004,708
Computer Task Group Inc. ..........................    22,700          807,269
ComputerVision Corp. ..............................    81,900          312,244
Comsat Corp. ......................................    69,200        1,678,100
Comstock Resources Inc. ...........................    31,600          377,225
Comverse Technology Inc. ..........................    37,000        1,443,000
Concentra Managed Care Inc. .......................    46,758        1,578,082
Cone Mills Corp. ..................................    31,600          244,900
Conmed Corp. ......................................    18,600          488,250
Connecticut Energy Corp. ..........................    11,900          358,488
Consolidated Cigar Holdings Inc., Class A .........    10,000          275,625
Consolidated Freightways Corp. ....................    28,800          392,400
Consolidated Graphics Inc. ........................    13,600          634,100
Consolidated Products Inc. ........................    32,704          535,524
Converse Inc. .....................................    23,400          140,400
Cooper Cos Inc. ...................................    19,100          780,712
Copart Inc. .......................................     8,200          146,575
Copytele Inc. .....................................    62,200          217,700
Corecomm Inc. .....................................    16,100          163,013
Corestaff Inc. ....................................    41,000        1,086,500
Cornerstone Properties Inc. .......................    71,300        1,368,069
Cornerstone Realty Income Trust Inc. ..............    40,500          488,531
Corporate Therapeutics Inc. .......................    30,100          677,250
Cort Business Services Corp. ......................    20,200          804,212
Corus Bankshares Inc. .............................    10,300          407,494
Cost Plus Inc. ....................................    16,500          478,500
Cousins Properties Inc. ...........................    33,900          993,694
Covance Inc. ......................................    81,000        1,609,875
Covenant Transport Inc., Class A ..................    13,500          205,875
Coventry Corp. ....................................    43,300          660,325
Cox Radio Inc., Class A ...........................    11,100          446,775
CPB Inc. ..........................................    12,200          250,863
CPI Corp. .........................................    15,300          346,163
Crawford & Co., Class B ...........................    51,600        1,054,575
Creative Biomolecules Inc. ........................    43,200          318,600
Credence Systems Corp. ............................    30,750          910,969
Credit Acceptance Corp. ...........................    25,700          199,175
Criimi Mae Inc. ...................................    60,100          901,500
Cross Continent Auto Retailers ....................     4,400           36,850
Cross Timbers Oil Co. .............................    29,250          729,422
Crown America Realty Trust ........................    36,100          336,181
CSG Systems International Inc. ....................    36,200        1,448,000
CSS Industries Inc. ...............................     7,500          239,063
CTG Resources Inc. ................................    17,288          450,569
CTS Corp. .........................................    24,696          788,728
Cubic Corp. .......................................     6,900          225,975
Cullen/Frost Bankers Inc. .........................    31,740        1,926,221

   The accompanying notes are an integral part of these financial statements.

                                   SAI-140

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                 SHARES         VALUE
                                                --------   ---------------
Culligan Water Technologies Inc. ............    35,365     $  1,777,091
Culp Inc. ...................................     9,500          190,000
Cuno Inc. ...................................    20,100          306,525
Curative Health Services Inc. ...............    18,600          564,975
Curtiss Wright Corp. ........................     6,400          232,400
CVB Financial Corp. .........................     8,400          311,850
Cybermedia Inc. .............................    10,800          162,675
Cygnus Inc. .................................    23,900          475,013
Cylink Corp. ................................    21,200          206,700
Cymer Inc. ..................................    40,900          613,500
Cytogen Corp. ...............................    61,700          100,263
Cytyc Corp. .................................    25,600          636,800
D.R. Horton Inc. ............................    33,355          579,543
Daisytek International Corp. ................     5,800          201,550
Dal-Tile International Inc. .................    47,900          586,775
Dames & Moore Inc. ..........................    16,700          221,275
Daniel Industries Inc. ......................    19,500          375,375
Dart Group Corp., Class A ...................     2,300          266,800
Data Dimensions Inc. ........................    11,800          203,550
Data General Corp. ..........................    56,500          985,219
Data Processing Corp. .......................    11,900          303,450
Data Transmission Network Corp. .............    12,100          338,800
Datascope Corp. .............................    17,800          460,575
Davox Corp. .................................     9,650          314,831
Day Runner Inc. .............................     6,800          275,400
DBT Online Inc. .............................     8,600          214,463
Dekalb Genetics Corp., Class A ..............    41,900        1,644,575
Delaware Labs Inc. ..........................     4,200          168,000
Delias Inc. .................................     2,400           53,400
Delmarva Power & Light Co. ..................    86,100        1,985,681
Delphi Financial Group Inc. .................    19,206          864,270
Delta & Pine Land Co. .......................    52,826        1,611,193
Delta Financial Corp. .......................     3,600           48,150
Deltek Systems Inc. .........................     8,200          129,663
Deltic Timber Corp. .........................    16,100          440,738
Department 56 Inc. ..........................    25,400          730,250
Detroit Diesel Corp. ........................    11,100          263,625
Developers Diversified Realty Corp. .........    34,600        1,323,450
Devon Energy Corp. ..........................    32,600        1,255,100
Devon Group Inc. ............................     8,300          381,800
Devry Inc. ..................................    40,300        1,284,562
Dexter Corp. ................................    33,800        1,459,737
Diagnostic Products Corp. ...................    13,800          382,950
Dialogic Corp. ..............................    13,300          581,875
Diamond Multimedia Systems Inc. .............    52,400          465,050
Digital Lightwave Inc. ......................     8,200          107,625
Digital Link Corp. ..........................     5,600           53,900
Digital Microwave Corp. .....................    48,600          704,700
DII Inc. ....................................    37,300        1,016,425

   The accompanying notes are an integral part of these financial statements.

                                   SAI-141

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                    SHARES         VALUE
                                                   --------   ---------------
Dime Community Bancorp Inc. ....................    16,400     $    389,500
Dimon Inc. .....................................    57,600        1,512,000
Dionex Corp. ...................................    15,600          783,900
Discount Auto Parts Inc. .......................    11,200          214,200
DLB Oil & Gas Inc. .............................     2,800           29,400
Documentum Inc. ................................    12,600          530,775
Dominick's Supermarkets Inc. ...................    18,500          675,250
Donaldson Co., Inc. ............................    28,500        1,284,281
Donna Karan International Incorporated .........    17,000          218,875
Doral Financial Corp. ..........................    18,000          456,750
Dover Downs Entertainment Inc. .................     3,200           73,400
Downey Financial Corp. .........................    29,123          828,185
Dress Barn Inc. ................................    24,300          689,512
Dreyers Grand Ice Cream Inc. ...................    33,300          803,362
DSP Communications Inc. ........................    58,200          698,400
DT Inductries Inc. .............................     9,200          312,800
Ducommun Inc. ..................................     7,700          269,019
Dupont Photomasks Inc. .........................     5,500          191,813
Dynatech Corp. .................................    20,600          965,625
Dynex Capital Inc. .............................    65,000          865,312
E Trade Group Inc. .............................    48,500        1,115,500
E'Town Corp. ...................................    10,000          401,875
E.W. Blanch Holdings Inc. ......................    13,500          464,906
Eagle Hardware & Garden Inc. ...................    30,200          585,125
Eagle USA Airfreight Inc. ......................     9,800          279,300
Earthgrains Co. ................................    29,800        1,400,600
Eastern Enterprises ............................    28,200        1,269,000
Eastern Utilities Associates ...................    27,500          721,875
Eastgroup Pptys Incorporated ...................    21,200          458,450
Eaton Vance Corp. ..............................    20,600          777,650
Echostar Communications Corp., Class A .........    15,500          259,625
Edify Corp. ....................................    15,500          290,625
Education Management Corp. .....................    15,700          486,700
EG&G Inc. ......................................    66,900        1,392,356
Einstein Noah Bagel Corp. ......................    41,500          230,844
El Paso Electric Co. ...........................    76,100          556,481
Elcor Chemical Corp. ...........................    18,500          444,000
Electro Rent Corp. .............................    11,400          407,550
Electro Scientific Industries Inc. .............    15,300          581,400
Electroglas Inc. ...............................    23,800          367,413
Eltron International Inc. ......................     8,400          254,100
Emisphere Technologies Inc. ....................    12,300          229,088
Emmis Broadcasting Corp., Class A ..............    10,400          474,500
Empire District Electric Co. ...................    21,600          423,900
Employee Solutions Inc. ........................    33,600          144,900
Encad Inc. .....................................    18,800          517,000
Encore Wire Corp. ..............................    10,600          325,288
Energen Corp. ..................................    16,550          657,862
Enhance Financial Services Group Inc. ..........    17,100        1,017,450

   The accompanying notes are an integral part of these financial statements.

                                   SAI-142

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                          SHARES         VALUE
                                                         --------   ---------------
Envoy Corp. ..........................................    24,200     $    704,825
Enzo Biochem Inc. ....................................    25,627          374,795
Equitable Resources Inc. .............................    53,200        1,881,950
Equity Corp. International ...........................    17,450          403,531
Equity Inns Inc. .....................................    48,100          709,475
Equity Residential Properties Trust ..................    14,950          755,909
ESS Technology Inc. ..................................    19,400          147,319
Essex International Inc. .............................    13,900          413,525
Essex Property Trust .................................    16,300          570,500
Esterline Technologies Corp. .........................    11,200          403,200
Etec Systems Inc. ....................................    30,200        1,404,300
Ethan Allen Interiors Inc. ...........................    38,500        1,484,656
Evans & Sutherland Computer Co. ......................    11,800          342,200
Everen Capital Corp. .................................     7,600          361,000
Exabyte Corp. ........................................    26,500          170,594
Exar Corp. ...........................................    12,100          199,650
Excel Industries Inc. ................................    12,500          225,781
Excel Realty Trust Inc. ..............................    27,300          859,950
Executive Risk Inc. ..................................    15,700        1,096,056
Exide Corp. ..........................................    20,800          538,200
Expeditores International of Washington Inc. .........    32,600        1,255,100
Express Scripts Inc., Class A ........................    11,700          702,000
F New Brunswick Corp. ................................    18,372          691,246
F&M National Corp. ...................................    26,302          902,487
FAB Industries .......................................     4,500          140,063
Fabri Centres America Inc., Class A ..................    20,550          458,522
Factset Research Systems Inc. ........................     6,800          209,100
Fairchild Corp., Class A .............................    18,200          452,725
Fairfield Communities Inc. ...........................    22,750        1,003,844
Falcon Building Prods Inc., Class A ..................     5,818          103,270
Family Golf Ctrs Inc. ................................    11,700          367,088
Farmer Brothers Co. ..................................       930          168,795
FBL Financial Group Inc., Class A ....................    21,900          878,737
Fedders USA Inc. .....................................    39,700          248,125
Federal Home Loan Mortgage Corp. .....................    57,500        2,328,750
Federal Realty Investment Trust ......................    55,300        1,423,975
FEI Co. ..............................................    18,800          233,825
Felcor Suite Hotels Inc. .............................    43,900        1,558,450
Ferro Corp. ..........................................    55,650        1,352,991
Fidelity National Financial Inc. .....................    22,108          688,105
Figgie International Holdings Inc., Class A ..........    24,100          316,313
Filenet Corp. ........................................    19,900          599,487
Financial Federal Corp. ..............................    12,650          298,856
Financial Security Assured Holdings Ltd. .............    43,353        2,091,782
Fine Host Corp. ......................................    12,400          125,550
Fingerhut Cos., Inc. .................................    65,300        1,395,787
Finish Line Inc., Class A ............................    20,100          263,813
Firearms Training Systems Inc., Class A ..............     4,800           24,900
First American Financial Corp. .......................    13,580        1,003,222

   The accompanying notes are an integral part of these financial statements.

                                   SAI-143

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                   SHARES         VALUE
                                                                  --------   ---------------
First Brands Corp. ............................................    57,800     $  1,556,987
First Citizens Bancshares Inc. ................................    14,000        1,456,437
First Commerce Bancshares Inc., Class B .......................    14,000          455,000
First Commonwealth Financial Corp. ............................    28,900        1,013,306
First Company Bancorporation Inc. .............................    20,978          498,228
First Federal Capital Corp. ...................................    13,300          450,538
First Financial Bancorp .......................................    23,678        1,142,463
First Financial Bankshares Inc. ...............................    12,918          553,859
First Financial Corp. -- Indiana ..............................     8,660          523,930
First Financial Holdings Inc. .................................     8,300          440,938
First Industrial Realty Trust Inc. ............................    50,800        1,835,150
First Industries Corp. ........................................     8,673          262,358
First Midwest Bancorp Inc. ....................................    19,025          832,344
First Republic Bank San Francisco California ..................    12,200          389,638
First Savings Bank Inc. .......................................    16,700          459,250
First Savings Bank SLA Perth Amboy ............................     9,570          521,565
First Union Real Estate Equity + Mortgage Investments .........    35,500          576,875
First United Bancshares Inc. ..................................    12,900          541,800
First Western Bancorp Inc. ....................................    14,550          414,675
Firstbank (Puerto Rico) .......................................    17,200          585,875
Firstbank of Illinois Co. .....................................    20,275          746,373
Firstfed Financial Corp. (Ohio) ...............................     5,600          246,400
Firstfed Financial Corp. -- Wisconsin .........................    12,975          502,781
Firstplus Financial Group Inc. ................................    32,300        1,239,512
Fisher Scientific International Inc. ..........................    28,700        1,370,425
Flagstar Bancorp Incorporated .................................     6,500          128,680
Fleetwood Enterprises Inc. ....................................    41,200        1,748,425
Fleming Cos., Inc. ............................................    49,400          663,812
Florida East Coast Industries Inc. ............................     3,300          317,213
Florida Panthers Holdings Inc., Class A .......................    49,300          850,425
Florida Rock Industries Inc. ..................................    18,400          418,600
Flowserve Corp. ...............................................    57,426        1,604,339
Fluke Corp. ...................................................    18,400          479,550
FM BanCorporation Inc. ........................................    10,872          437,598
Foamex International Inc. .....................................    16,600          180,525
Fonix Corp. ...................................................    16,700           52,188
Foodmaker Inc. ................................................    52,300          787,769
Footstar Inc. .................................................    39,900        1,072,312
Forcenergy Inc. ...............................................    18,700          489,706
Foremost Corp. ................................................    11,100          774,225
Forest City Enterprises Inc. ..................................     8,250          479,531
Forest Oil Corp. ..............................................    36,300          598,950
Forrester Research Inc. .......................................     9,100          207,025
Fort Wayne National Corp. .....................................    25,025        1,151,150
Forte Software Inc. ...........................................    25,500          194,438
Fossil Inc. ...................................................     7,000          175,000
FPA Medical Management Inc. ...................................    41,300          769,212
Franchise Finance Corp. .......................................    57,400        1,549,800
Franklin Covey Co. ............................................    33,100          728,200

   The accompanying notes are an integral part of these financial statements.

                                   SAI-144

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                   SHARES         VALUE
                                                  --------   ---------------
Franklin Electric Co., Inc. ...................     5,400     $    346,950
Freeport Mcmoran Sulphur Incorporated .........     7,480           87,894
Fremont General Corp. .........................    35,697        1,954,411
Friedmans Inc., Class A .......................    13,500          183,938
Fritz Cos., Inc. ..............................    27,300          380,494
Frontier Insurance Group Inc. .................    43,360          991,860
FSI International Inc. ........................    34,100          400,675
FTP Software Inc. .............................    32,200           72,450
Fuisz Technologies Ltd. .......................    14,000          119,000
Fulton Financial Corp. ........................    55,770        1,812,525
Furniture Brands International Inc. ...........    73,500        1,506,750
Furon Co. .....................................    23,200          484,300
G&K Services Inc., Class A ....................    28,000        1,176,000
Gables Residential Trust ......................    25,400          701,675
Gadzooks Inc. .................................    11,200          235,200
Gainsco Inc. ..................................     19,86         3168,836
Galey + Lord Inc. .............................    15,200          271,700
Galoob (Lewis) Toys Inc. ......................    22,800          232,275
Garden Ridge Corp. ............................    23,400          333,450
Gardner Denver Machinery Inc. .................    18,300          463,219
Gaylord Container Corp., Class A ..............    66,400          381,800
GBC Bancorp ...................................     8,800          561,000
GC Cos., Inc. .................................     7,100          336,363
Geltex Pharmaceuticals Inc. ...................    17,000          450,500
Gencorp Inc. ..................................    48,000        1,200,000
General Binding Corp. .........................     5,900          177,000
General Cable Corp. ...........................    22,400          810,600
General Chemical Group Incorporated ...........    14,200          379,850
General Cigar Holdings Inc., Class A ..........    29,212          622,581
General Communication Inc. ....................    17,200          113,950
General Datacomm Industries Inc. ..............    23,600          110,625
General Growth Properties Inc. ................    48,900        1,766,512
Genesco Inc. ..................................    32,800          418,200
Genovese Drug Stores Inc., Class A ............     9,461          162,021
Genrad Inc. ...................................    40,300        1,216,556
Gensia Inc. ...................................    93,300          542,306
Gentex Corp. ..................................    51,400        1,381,375
Geon Co. ......................................    34,000          794,750
Georgia Gulf Corp. ............................    47,900        1,466,937
Geotek Communications Inc. ....................    76,600          117,294
Geotel Communications Corp. ...................    12,000          187,500
Gerber Scientific Inc. ........................    31,100          618,112
Getchell Gold Corp. ...........................    39,635          951,240
Getty Petroleum Corp. .........................    10,518          232,711
Giant Cement Holding Inc. .....................    12,400          286,750
Gibraltor Steel Corp. .........................     5,600          110,600
Gibson Greetings Inc. .........................    21,300          465,938
Gilead Sciences Inc. ..........................    41,400        1,583,550
Gleason Corp. .................................    14,600          393,288

   The accompanying notes are an integral part of these financial statements.

                                   SAI-145

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES          VALUE
                                                   ----------   ---------------
Glenayre Technologies Inc. .....................     78,800      $    778,150
Glenborough Realty Trust Inc. ..................     27,100           802,837
Glimcher Realty Trust ..........................     32,400           731,025
Global Directmail Corp. ........................     19,400           335,863
Global Industrial Technologies Inc. ............     28,200           477,638
Global Industries Ltd. .........................     77,900         1,324,300
Golden Books Family Entertainment Inc. .........     34,500           355,781
Goodys Family Clothing Inc. ....................      8,400           228,375
Graco Inc. .....................................     18,400           686,550
Graham Field Health Products Inc. ..............     25,000           417,188
Grand Casinos Inc. .............................     41,200           561,350
Grand Premier Financial Inc. ...................     10,900           155,325
Granite Construction Inc. ......................     15,950           366,850
Great Atlantic & Pacific Tea Co., Inc. .........     23,000           682,812
Great Financial Corp. ..........................     18,400           938,400
Great Lakes REIT Inc. ..........................     16,600           322,663
Greif Brothers Corp., Class A ..................     20,700           693,450
Grey Advertising Inc. ..........................     1,1303            70,640
Grey Wolf Inc. .................................     92,600           497,725
Greyhound Lines Inc. ...........................     58,100           214,244
Griffon Corp. ..................................     44,900           656,662
Grubb & Ellis Co. ..............................     24,700           338,081
GT Interactive Software Corp. ..................     32,600           207,825
Guarantee Life Cos., Inc. ......................     12,000           342,000
Guess Inc. .....................................      5,400            37,125
Guilford Mills Inc. ............................     28,125           769,922
Guilford Pharmaceuticals Inc. ..................     24,000           483,000
Guitar Center Inc. .............................     23,300           535,900
Gulf South Medical Supply Inc. .................     19,200           715,200
Gymboree Corp. .................................     32,500           889,687
H S Resources Inc. .............................     19,000           262,438
H.B. Fuller Co. ................................     20,300         1,004,850
Ha Lo Industries Inc. ..........................     21,200           551,200
Hach Co. .......................................      4,000            50,500
Hadco Corp. ....................................     16,500           746,625
Haemonetics Corp. ..............................     28,700           401,800
Halter Marine Group Inc. .......................      6,849           197,765
Hambrecht & Quist Group Inc. ...................     25,400           927,100
Hamilton Bancorp Inc. (Florida) ................      9,200           267,950
Hancock Fabrics Inc. ...........................     27,400           397,300
Hancock Holding Co. ............................     11,215           678,507
Handleman Co. ..................................     39,200           271,950
Handy & Harman .................................     15,600           538,200
Hanna (M.A.) Co. ...............................     63,200         1,595,800
Harbinger Corp. ................................     25,150           707,344
Harbor Florida Bancorp Inc. ....................      6,500           430,625
Harken Energy Corp. ............................    132,700           928,900
Harleysville Group Inc. ........................     16,900           405,600
Harleysville National Corp. ....................      8,861           372,162

   The accompanying notes are an integral part of these financial statements.

                                   SAI-146

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                           SHARES         VALUE
                                                          --------   ---------------
Harman International Industries Inc. ..................    26,215     $  1,112,499
Harris Financial Inc. .................................    10,500          208,688
Hartford Life Inc., Class A ...........................    37,800        1,712,812
Hartmarx Corp. ........................................    31,100          237,138
Hawaiian Electric Industries Inc. .....................    43,500        1,778,062
Hayes Lemmerz International Inc. ......................    38,600        1,080,800
HBO & Co. .............................................    14,160          679,680
HCC Insurance Holdings Inc. ...........................    55,100        1,170,875
HCIA Inc. .............................................    15,000          178,125
Health Care Property Investors Inc. ...................    40,500        1,531,406
Health Care REIT Inc. .................................    35,800        1,006,875
Healthcare Realty Trust ...............................    22,100          639,519
Healthdyne Technologies Inc. ..........................    16,300          332,113
Healthplan Services Corp. .............................    15,596          327,516
Heartland Express Inc. ................................    19,535          525,003
Heartport Inc. ........................................    19,500          397,313
Hecla Mining Co. ......................................    69,800          344,638
Heftel Broadcasting Corp., Class A ....................    29,800        1,393,150
Heilig Meyers Co. .....................................    84,000        1,008,000
Helix Technology Corp. ................................    26,800          522,600
Henry Schein Inc. .....................................    13,300          465,500
Herbalife International Incorporated, Class A .........     5,300          111,300
Herbalife International Incorporated, Class B .........    10,600          227,900
Heritage Financial Services Inc. ......................    13,750          398,750
Hexcel Corp. ..........................................    27,200          678,300
HFNC Financial Corp. ..................................    21,900          317,550
Highlands Insurance Group .............................    18,500          524,937
Highwaymaster Communications Inc. .....................    27,100          154,131
Highwoods Properties Inc. .............................    63,600        2,365,125
Hilb Rogal & Hamilton Co. .............................    17,162          331,441
Hirsch International Group, Class A ...................     5,700          125,400
HMT Technology Corp. ..................................    53,700          698,100
HNC Software Inc. .....................................    25,000        1,075,000
Holly Corp. ...........................................     6,000          165,750
Hollywood Entertainment Corp. .........................    32,100          341,063
Hollywood Park Inc. ...................................    30,400          668,800
Hologic Inc. ..........................................    14,300          295,831
Holophane Corp. .......................................    14,400          356,400
Home Pptys New York Incorporated ......................    10,600          288,188
Homebase Incorporated .................................    42,200          332,325
Homeside Inc. .........................................    29,800          821,362
Homestead Village Properties Inc. .....................    16,200          244,013
Horizon Group Inc. ....................................    27,292          298,506
Hospitality Properties Trust ..........................    33,300        1,094,737
Host Marriott Services Corp. ..........................    45,400          675,325
Houghton Mifflin Co. ..................................    42,300        1,623,262
House Of Fabrics Incorporated New -- Wts ..............        37                7
Houston Exploration Company ...........................    13,300          244,388
HSB Group Inc. ........................................    28,000        1,545,250

   The accompanying notes are an integral part of these financial statements.

                                   SAI-147

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                    SHARES         VALUE
                                                   --------   ---------------
Hubco Inc. .....................................    32,715     $  1,279,974
Hudson Foods Inc., Class A .....................    27,300          561,356
Huffy Corp. ....................................    16,700          225,450
Hughes Supply Inc. .............................    20,650          721,459
Hugoton Capital Ltd. Partnership ...............     8,600           79,013
Human Genome Sciences Inc. .....................    32,400        1,287,900
Hunt Corp. .....................................    11,600          274,775
Hutchinson Technology Inc. .....................    25,600          560,000
Hvide Marine Inc., Class A .....................    15,400          396,550
Hyperion Software Corp. ........................    27,400          979,550
I-Stat Corp. ...................................    18,300          289,369
I2 Technologies Inc. ...........................     6,400          337,600
IBS Financial Corp. ............................    14,400          254,700
ICN Pharmaceuticals Inc. .......................    52,294        2,552,601
ICOS Corp. .....................................    43,800          802,087
IDEC Pharmaceuticals Corp. .....................    26,100          897,187
Identix Inc. ...................................    24,800          238,700
Idex Corp. .....................................    42,525        1,483,059
IDEXX Laboratories Inc. ........................    45,400          723,562
IDX Systems Corp. ..............................    10,900          403,300
IES Industries Inc. ............................    42,900        1,579,256
IHOP Corp. .....................................    11,600          377,000
IKOS Systems Inc. ..............................     8,400           51,450
Imation Corp. ..................................    55,400          886,400
Imatron Inc. ...................................    99,800          230,788
IMC Fertilizer Group Inc. ......................    31,860        1,043,415
Imc Global Incorporated -- Wts .................    11,800           45,725
IMC Mortgage Co. ...............................    32,200          382,375
Imco Recycling Inc. ............................    22,200          356,588
Immunomedics Inc. ..............................    29,400          106,575
Imnet Systems Inc. .............................    12,800          208,000
Imperial Bancorp ...............................    32,122        1,584,016
Imperial Credit Industries Inc. ................    34,572          708,726
Imperial Credit Mortgage Holdings Inc. .........    16,950          302,981
In Focus Systems Inc. ..........................    14,200          431,325
Inacom Corp. ...................................    20,700          580,894
Incyte Pharmacuticals Inc. .....................    28,600        1,287,000
Indiana Energy Inc. ............................    29,500          971,656
Indus International Inc. .......................    18,700          135,575
Industri Matematik International Corp. .........    32,700          964,650
Information Management Resources Inc. ..........    16,700          626,250
Information Resources Inc. .....................    36,900          493,538
Ingles Markets Inc. ............................     7,700          109,725
Inhale Therapeutic Systems .....................    23,300          605,800
INMC Mortgage Holdings Incorporated ............    72,300        1,694,531
Innkeepers USA Trust ...........................    41,400          641,700
Innovex Inc. ...................................    21,900          502,331
Input/Output Inc. ..............................    57,200        1,698,125
Insignia Financial Group Inc., Class A .........    32,300          742,900

   The accompanying notes are an integral part of these financial statements.

                                   SAI-148

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                      SHARES          VALUE
                                                    ----------   ---------------
Inso Corp. ......................................     12,400      $    143,375
Integrated Circuit Systems Inc. .................     18,100           515,850
Integrated Device Technology ....................    117,500         1,108,906
Integrated Health Services Inc. .................     56,540         1,763,341
Integrated Process Equipment Corp. ..............     23,900           376,425
Integrated Systems Inc., Class A ................     19,100           262,625
Inter-Tel Inc. ..................................     31,900           618,062
Interdigital Communications Corp. ...............     63,000           192,938
Interface Inc., Class A .........................     31,900           925,100
Intergraph Corp. ................................     54,200           542,000
Interim Services Inc. ...........................     56,100         1,451,587
Intermedia Commerce of Florida ..................     24,000         1,458,000
Intermet Corp. ..................................     23,800           416,500
International Alliance Services .................     35,500           612,375
International Dairy Queen Inc., Class A .........     15,200           407,075
International Multifoods Corp. ..................     24,600           696,487
International Network Services ..................     28,900           668,312
International Rectifier Corp. ...................     73,300           865,856
Interneuron Pharmaceuticals, Inc. ...............     36,600           347,700
Interpool Inc. ..................................     17,450           258,478
Interra Financial Inc. ..........................     18,300         1,262,700
Intersolv Inc. ..................................     26,200           530,550
Interstate Hotels Co. ...........................     32,000         1,122,000
Interstate Power Co. ............................     12,300           460,481
Intervoice Inc. .................................     17,400           130,500
Interwest Bancorp Inc. ..........................      9,900           373,725
Intevac Inc. ....................................      2,800            27,300
Invacare Corp. ..................................     36,800           800,400
Investment Technology Group Inc. ................      4,300           120,400
Investors Financial Services Corp. ..............      7,800           358,800
Ionics Inc. .....................................     20,800           813,800
Iron Inc. .......................................     10,600           381,600
IRT Property Co. ................................     39,300           464,231
Irvine Apartment Communities Inc. ...............     23,100           734,869
Irwin Financial Corp. ...........................      7,800           326,625
Isaac Fair & Co., Inc. ..........................     14,300           476,369
Isis Pharmaceuticals Inc. .......................     34,500           424,781
Itron Inc. ......................................     15,000           270,000
ITT Educational Services Inc. ...................      4,950           110,447
IXC Communications Inc. .........................     21,300           668,287
J&L Specialty Steel Inc. ........................     23,000           231,438
J. B. Hunt Transport Services Inc. ..............     27,700           519,375
J.M. Smucker Co., Class A .......................     29,800           704,025
Jack Henry & Associates Inc. ....................     14,950           407,388
Jacobs Engineering Group Inc. ...................     28,000           710,500
Jacor Communications Inc. .......................     62,400         3,315,000
JDA Software Group Inc. .........................     11,000           385,000
JDN Realty Corp. ................................     27,700           896,787
Jefferies Group Inc. ............................     28,400         1,162,625

   The accompanying notes are an integral part of these financial statements.


                                   SAI-149

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES          VALUE
                                                   ----------   ---------------
JLG Industries Inc. ............................     57,100      $    806,537
John Alden Financial Corp. .....................     33,300           799,200
John Harland Co. ...............................     44,800           940,800
John Nuveen & Co., Inc., Class A ...............      6,600           231,000
John Wiley & Sons Inc., Class A ................     18,800         1,019,900
Johnson Watkins Co. ............................     10,400           269,750
Jones Intercable Inc., Class A .................     21,100           370,569
Jones Medical Industries Inc. ..................     33,300         1,273,725
Jostens Inc. ...................................     56,700         1,307,644
Journal Register Co. ...........................     71,000         1,491,000
JP Foodservice Inc. ............................     52,620         1,943,651
JP Realty Inc. .................................     19,400           503,188
JPM Co. ........................................     10,500           223,125
JSB Financial Inc. .............................     10,100           505,631
Juno Lighting Inc. .............................     23,800           416,500
Just For Feet Inc. .............................     34,650           454,781
Justin Industries Inc. .........................     22,050           300,431
K V Pharmaceutical Co. .........................      7,700           162,181
K2 Inc. ........................................     18,083           411,388
Kaiser Aluminum Corp. ..........................     27,500           242,344
Kaman Corp., Class A ...........................     23,500           384,813
Kansas City Life Insurance Co. .................      4,600           455,400
Kaufman & Broad Home Corp. .....................     57,100         1,281,181
Kaydon Corp. ...................................     46,600         1,520,325
KCS Energy Inc. ................................     34,700           720,025
Kelley Oil & Gas Corp. .........................    128,500           281,094
Kellwood Co. ...................................     28,700           861,000
Kelly Services Inc., Class A ...................     21,200           636,000
KEMET Corp. ....................................     50,900           986,187
Kennametal Inc. ................................     36,600         1,896,337
Kenneth Cole Productions Inc., Class A .........      9,700           155,806
Kent Electronics Corp. .........................     40,500         1,017,562
Key Energy Group Inc. ..........................     27,700           600,744
Keystone Financial Group Inc. ..................     72,135         2,903,434
Kilroy Realty Corp. ............................     26,500           761,875
Kimball International Inc., Class B ............     53,800           991,937
Kimberly-Clark Corp. ...........................      8,778           432,865
Kinetic Concepts Inc. (c) ......................       5,00           095,000
Kirby Corp. ....................................     35,600           687,525
Kitty Hawk Inc. ................................      3,700            71,225
Klamath First Bancorp Inc. .....................     11,900           255,850
Knight Transportation Inc. .....................      4,700           130,425
Knoll Inc. .....................................     14,000           449,750
Koger Equity Inc. ..............................     24,300           533,081
Kos Pharmaceuticals Inc ........................      6,500           100,344
Kronos Inc. ....................................     10,650           328,153
Kuhlman Corp. ..................................     24,700           966,387
Kulicke & Soffa Industries Inc. ................     32,700           609,037
L.S. Starrett Co., Class A .....................      9,100           332,719

   The accompanying notes are an integral part of these financial statements.

                                   SAI-150

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                         SHARES         VALUE
                                                        --------   ---------------
Labone Inc. .........................................     2,300     $     40,394
Laboratory Corp. America Holdings ...................    61,600          103,950
Laboratory Holdings Incorporated ....................     9,600          223,200
Laclede Gas Co. .....................................    26,200          735,237
Laidlaw Environmental Services Incorporated .........    75,500          368,063
Lamar Advertising Co., Class A ......................    20,500          814,875
Lance Inc. ..........................................    26,300          692,019
Land's End Inc. .....................................    22,500          788,906
Landauer Inc. .......................................    10,900          305,200
Landry's Seafood Restaurants Inc. ...................    32,300          775,200
Landstar Systems Inc. ...............................    16,200          427,275
Lawson Products Inc. ................................     8,400          249,900
Lawter International Inc. ...........................    39,500          429,563
Layne Christensen Co. ...............................    20,200          262,600
Lazy Boy Chair Co. ..................................    22,600          974,625
LCA Vision Inc. .....................................    12,623           14,201
LCI International Inc. ..............................    14,925          458,935
Learning Co. Inc. ...................................    55,900          897,894
Learning Tree International Inc. ....................    12,900          372,488
LeaRonal Inc. .......................................    12,150          285,525
Lecroy Corp. ........................................     7,200          217,800
Legato Systems Inc. .................................    25,800        1,135,200
Legg Mason Inc. .....................................    30,233        1,691,158
Lennar Corp. ........................................    63,194        1,362,621
Level One Communications Inc. .......................    28,350          800,887
LHS Group Inc. ......................................     8,200          489,950
Libbey Inc. .........................................    22,600          855,975
Liberty Corp. .......................................    15,500          724,625
Liberty Property ....................................    72,700        2,076,494
Life Bancorp Inc. ...................................    12,900          472,463
Life Re Corp. .......................................    12,800          834,400
Life Technologies Inc. ..............................    13,500          448,875
Life USA Holding Inc. ...............................    22,700          383,063
Ligand Pharmaceuticals Inc., Class B ................    36,035          463,951
Lilly Industries Inc., Class A ......................    34,988          721,627
Lincoln Electric Co., Class A .......................    35,900        1,292,400
Lindsay Manufacturing Co. ...........................    12,375          536,766
Linens N Things Inc. ................................    21,000          916,125
Liposome Co., Inc. ..................................    47,700          220,613
Liqui-Box Corp. .....................................     5,600          225,400
Littelfuse Inc. .....................................    24,300          604,462
LNR Property Corp. ..................................    38,000          897,750
LoJack Corp. ........................................    24,800          365,800
Lomak Petroleum Inc. ................................    30,900          502,125
Lone Star Industries Inc. ...........................    15,000          796,875
Lone Star Steakhouse and Saloon Inc. ................    46,600          815,500
Lone Star Technologies Inc. .........................    27,100          768,962
Long Beach Financial Corp. ..........................    28,400          330,150
Long Islands Bancorp Inc. ...........................    33,800        1,677,325

   The accompanying notes are an integral part of these financial statements.

                                   SAI-151

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                      SHARES         VALUE
                                                     --------   ---------------
Longs Drug Stores Corp. ..........................    44,500     $  1,429,562
Longview Fibre Co. ...............................    75,800        1,151,212
Louis Dreyfus Natural Gas Holdings Corp. .........    29,308          547,693
LTC Properties ...................................    33,600          697,200
LTX Corp. ........................................    45,400          201,463
Luby's Cafeterias Inc. ...........................    34,700          609,419
Lukens Inc. ......................................    19,500          556,969
Lunar Corp. ......................................     5,700          116,850
Lycos Inc. .......................................    20,612          852,821
Lydall Inc. ......................................    21,100          411,450
M.S. Carriers Inc. ...............................    11,700          291,038
Mac Frugals Bargains Inc. ........................    34,900        1,435,262
MacDermid Inc. ...................................     9,300          789,337
Macerich Co. .....................................    30,700          874,950
Mack California Reality Corporation ..............    68,900        2,824,900
Macromedia Inc. ..................................    50,800          422,275
Madison Gas & Electric Co. .......................    20,650          474,950
MAF Bancorp Inc. .................................    20,521          725,930
Magellan Health Services, Inc. ...................    42,800          920,200
Magna Group Inc. .................................    46,177        2,112,598
MagneTek Inc. ....................................    38,500          750,750
Mail Well Holdings Inc. ..........................    22,300          903,150
Mainstreet Bankgroup Inc. ........................    14,900          415,338
Malibu Entertainment Worldwide Inc. ..............    63,400          202,088
Manitowoc Co., Inc. ..............................    22,525          732,062
Manufactured Home Communities Inc. ...............    29,700          801,900
Manugistics Group Inc. ...........................    21,300          950,512
Marcus Corp. .....................................    23,362          430,737
Marine Drilling Cos., Inc. .......................    72,000        1,494,000
Mariner Health Group Inc. ........................    29,900          485,875
Markel Corp. .....................................     6,340          989,832
Marquette Medical Systems Inc. ...................    18,000          479,250
Marshall Industries ..............................    21,700          651,000
Martek Biosciences Corp. .........................    17,800          146,850
Marvel Entertainment Group Inc. ..................    19,100            9,550
MascoTech Inc. ...................................    39,700          729,487
Mastec Inc. ......................................    13,849          316,796
Mastech Corp. ....................................     7,200          228,600
Material Sciences Corp. ..........................    20,000          243,750
Mathews International Corp., Class A .............     8,500          374,000
Maverick Tube Corp. ..............................    11,500          291,094
Maxicare Health Plans Inc. .......................    28,300          307,763
MAXXAM Inc. ......................................     7,200          314,100
May & Speh Inc. ..................................    17,100          230,850
McClatchy Newspapers Inc., Class A ...............    20,650          561,422
McDonald & Co. Investments Inc. ..................    27,440          778,610
McGrath RentCorp .................................    13,400          328,300
McLeod Inc. ......................................    53,300        1,705,600
McWhorter Technologies Inc. ......................     7,300          187,975

   The accompanying notes are an integral part of these financial statements.

                                   SAI-152

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES          VALUE
                                                   ----------   ---------------
MDU Resources Group Inc. .......................     42,100      $  1,331,412
Meadowbrook Insurance Group Inc. ...............      5,600           145,950
Medaphis Corp. .................................     94,700           615,550
Media General Inc., Class A ....................     17,400           727,537
Medical Assurance Inc. .........................     26,702           750,994
Medical Manager Corp. ..........................     11,400           205,200
Medical Resources Inc. .........................     14,000           131,250
Medicis Pharmaceutical Corp., Class A ..........     19,500           996,937
Medimmune Inc. .................................     31,400         1,346,275
Mediq Inc. .....................................     16,600           184,675
Medquist Inc. ..................................     17,850           620,287
Medusa Corp. ...................................     24,300         1,016,044
Memberworks Inc. ...............................     12,300           258,300
Men's Wearhouse Inc. ...........................     20,450           710,637
Mentor Corp. ...................................     36,500         1,332,250
Mentor Graphics Corp. ..........................     77,900           754,656
Merchants New York Bancorp Inc. ................      9,700           407,400
Mercury Finance Co. ............................    190,200           118,875
Mercury Interactive Corp. ......................     21,200           567,100
Meridian Industrial Trust Inc. .................     44,300         1,129,650
Meridian Resource Corp. ........................     58,548           559,865
Merrill Corp. ..................................     16,000           372,000
Merry Land & Investment Co., Inc. ..............     56,400         1,290,150
Mesaba Holdings Inc. ...........................     11,000           286,000
Mestek Inc. ....................................      2,300            43,125
Methode Electronics Inc., Class A ..............     41,500           674,375
Metris Cos Inc. ................................      7,900           270,575
Metro Information Services Inc. ................      6,600           183,150
Metro Networks Inc. ............................      9,500           311,125
Metromail Corp. ................................     17,100           305,663
Metromedia Inter. Group Inc. ...................     56,584           537,548
Metzler Group Inc. .............................      8,600           345,075
MGI Properties .................................     17,400           417,600
Michael Foods Incorporated New .................     17,500           426,563
Michael's Stores Inc. ..........................     35,500         1,038,375
Micrel Inc. ....................................     18,600           520,800
Micro Linear Corp. .............................     12,900           101,588
Micro Warehouse Inc. ...........................     50,700           706,631
MicroAge Inc. ..................................     23,300           350,956
Microprose Inc. ................................     30,700            67,156
Micros Systems Inc. ............................     10,500           472,500
Microtouch Systems Inc. ........................     10,100           159,075
Mid Am Inc. ....................................     32,519           837,364
Mid Atlantic Medical Services Inc. .............     63,500           809,625
Mid-America Apartment Communities Inc. .........     16,600           474,138
Mid-America Bancorp ............................     10,094           339,411
Midway Games Inc. ..............................      5,600           101,850
Midwest Express Holdings Inc. ..................     12,400           481,275
Mikasa Inc., Class B ...........................      9,700           141,256

   The accompanying notes are an integral part of these financial statements.

                                   SAI-153

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                          SHARES         VALUE
                                                         --------   ---------------
Millennium Pharmaceuticals ...........................    37,300     $    708,700
Miller Industries Inc. ...............................    36,950          397,213
Mills Co. ............................................    34,100          835,450
Mine Safety Appliances Co. ...........................     4,600          301,300
Minerals Technologies Inc. ...........................    32,800        1,490,350
Minimed Inc. .........................................    12,300          478,163
Minnesota Power & Light Co. ..........................    46,600        2,030,012
Miravant Medical Technologies ........................     7,450          298,000
Mississippi Chemical Corp. ...........................    36,352          663,424
Mississippi Valley Bankshares Inc. ...................    10,800          348,300
ML Bancorp Inc. ......................................    14,800          444,000
MMI Cos., Inc. .......................................    13,900          349,238
Mobile Telecommunications Technologies Corp. .........    73,200        1,610,400
Modine Manufacturing Co. .............................    32,600        1,112,475
Mohawk Industries Inc. ...............................    48,565        1,065,395
Moneygram Payment Systems Inc. .......................    18,900          203,175
Moog Incorporated, Class A ...........................     9,200          321,425
Morgan Keegan Inc. ...................................    30,926          782,814
Morrison Health Care Inc. ............................    13,733          274,660
Morrison Knudsen Corp. ...............................    17,200          167,700
Motivepower Inds Incorporated ........................    23,000          534,750
MRV Communications Inc. ..............................    25,000          596,875
MTS Systems Corp. ....................................    12,900          483,750
Mueller Industries Inc. ..............................    25,700        1,516,300
Mycogen Corp. ........................................    19,800          371,250
Myers Industries Inc. ................................    15,351          261,926
Mylex Corp. ..........................................    27,100          243,900
Myriad Genetics Inc. .................................    12,000          291,000
NABI Inc. ............................................    41,900          142,722
NAC Reinsurance Corp. ................................    19,000          927,437
NACCO Industries Inc., Class A .......................     9,700        1,039,719
Nash Finch Co. .......................................    14,900          283,100
National Auto Credit Inc. ............................    14,030           74,534
National Bancorp of Alaska Inc. ......................     5,800          733,700
National Beverage Corp. ..............................     5,700           56,644
National City Bancshares Inc. ........................    12,331          551,812
National Computer Systems Inc. .......................    17,800          627,450
National Golf Properties Inc. ........................    15,600          511,875
National Health Investors Inc. .......................    33,400        1,398,625
National Instruments Corp. ...........................    17,450          506,050
National Media Corp. .................................    21,000           68,250
National Oilwell Inc. ................................    51,700        1,767,494
National Penn Bancshares Inc. ........................    11,769          388,377
National Presto Industries Inc. ......................     6,700          265,069
National Processing Inc. .............................     5,000           49,375
National Steel Corp., Class B ........................    26,800          309,875
National Surgery Centers Inc. ........................    26,050          683,812
National Techteam Inc. ...............................    20,700          186,300
National Western Life Insurance Co., Class A .........     2,700          274,050

   The accompanying notes are an integral part of these financial statements.

                                   SAI-154

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                         SHARES         VALUE
                                                        --------   ---------------
Nationwide Financial Services Inc., Class A .........     3,800     $    137,275
Nationwide Health Properties Inc. ...................    59,300        1,512,150
Natural Microsystems Corp. ..........................    15,400          716,100
Nature's Sunshine Products Inc. .....................    17,979          467,454
Nautica Enterprises Inc. ............................    50,000        1,162,500
NBT Bancorp Inc. ....................................    13,020          351,540
NBTY Inc. ...........................................    19,800          660,825
NCH Corp. ...........................................     4,200          275,100
NCI Building Systems Inc. ...........................     8,300          294,650
NCO Group Inc. ......................................    13,350          343,763
NCS Healthcare Inc., Class A ........................    28,400          749,050
Neomagic Corp. ......................................    12,600          160,650
Neopath Inc. ........................................    18,300          237,900
Neoprobe Corp. ......................................    29,800          178,800
Network Appliance Inc. ..............................    37,000        1,313,500
Network Computing Devices Inc. ......................    20,200          189,375
Network Equipment Technologies Inc. .................    26,700          390,488
Networks Assocs Inc. ................................    23,293        1,231,617
Neurex Corp. ........................................    22,600          313,575
Neurogen Corp. ......................................    15,400          207,900
Neuromedical Systems Inc. ...........................    40,400          113,625
Nevada Power Co. ....................................    70,300        1,867,344
New England Business Service Inc. ...................    15,000          506,250
New Jersey Resources Corp. ..........................    23,400          937,462
New York Bancorp Inc. ...............................    22,038          874,633
Newfield Exploration Co. ............................    47,300        1,102,681
Newpark Resources Inc. ..............................    89,160        1,560,300
Newport News Shipbuilding Inc. ......................    51,200        1,302,400
Nexstar Pharmaceuticals Inc. ........................    40,100          456,138
NFO Worldwide Inc. ..................................    26,850          562,172
NHP Inc. (c) ........................................     9,200          253,184
Nichols Research Corp. ..............................    12,500          312,500
Nimbus CD International Inc. ........................    17,700          190,275
NL Industries Inc. ..................................    32,300          440,088
NN Ball & Roller Inc. ...............................    12,625          112,047
Nordson Corp. .......................................    20,900          958,787
Norrell Corp. .......................................    18,200          361,725
Nortek Inc. .........................................    11,900          316,094
North Carolina Natural Gas Corp. ....................     9,050          314,488
North Face Inc. .....................................    20,900          459,800
North Pittsburgh Systems Inc. .......................    23,700          434,006
Northwest Natural Gas Co. ...........................    29,650          919,150
Northwestern Public Service Co. .....................    22,600          519,800
Nova Corp. ..........................................    28,900          722,500
Novacare Inc. .......................................    90,100        1,176,931
NPC International Inc. ..............................    11,900          144,288
NTL Inc. ............................................    42,233        1,177,245
Nu Skin Asia Pacific Inc., Class A ..................    15,300          279,225
Nuevo Energy Co. ....................................    28,800        1,173,600

   The accompanying notes are an integral part of these financial statements.

                                   SAI-155

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                 SHARES         VALUE
                                                --------   ---------------
NUI Corp. ...................................    12,900     $    370,069
NVR Inc. ....................................    11,900          260,313
NYMAGIC Inc. ................................     5,100          140,569
O'Reilly Automotive Inc. ....................    15,900          417,375
Oak Industries Inc. .........................    26,260          779,594
Oak Technology ..............................    57,600          374,400
Oakley Inc. .................................    25,500          231,094
Oakwood Homes Corp. .........................    64,700        2,147,231
Oasis Residential Inc. ......................    20,100          448,481
Object Design Inc. ..........................    29,700          248,738
Objective Systems Integrators Inc. ..........    12,400          103,850
Ocean Energy Inc. ...........................    19,400          956,662
Ocean Financial Corp. .......................    10,700          398,575
Oceaneering International Inc. ..............    33,500          661,625
Ocwen Asset Investment Corp. ................    29,000          594,500
Ocwen Financial Corp. .......................    39,200          997,150
ODS Networks Inc. ...........................    10,300           66,306
OEA Inc. ....................................    21,500          622,156
OEC Medical Systems Inc. ....................    17,100          340,931
Offshore Logistics Inc. .....................    27,800          594,225
Ogden Corp. .................................    70,200        1,978,762
OHM Corp. ...................................    15,300          116,663
OIS Optical Imaging Systems Inc. ............    17,200           20,963
Old National Bancorp ........................    37,109        1,795,148
OM Group Inc. ...............................    32,250        1,181,156
Omega Environmental Inc. ....................     4,895              153
Omega Financial Corp. .......................    14,200          475,700
Omega Healthcare Investors Inc. .............    25,809          996,873
OMI Corp. ...................................    50,500          463,969
Omnipoint Corp. .............................    38,800          902,100
Omniquip International Inc. .................    18,600          370,838
On Assignment Inc. ..........................    17,400          461,100
On Command Corporation ......................    15,200          193,800
ONBANCorp Inc. ..............................    18,696        1,318,068
One Valley Bancorp Inc. .....................    38,575        1,494,781
Oneida Ltd. .................................    17,775          474,370
Oneok Inc. ..................................    34,800        1,405,050
Open Market Inc. ............................    23,200          223,300
Optical Cable Corp. .........................     4,000           32,750
Orange & Rockland Utilities Inc. ............    20,200          940,562
Orbital Sciences Corp. ......................    47,200        1,404,200
Oregon Metallurgical Corp. ..................    21,300          710,887
Oregon Steel Mills Inc. .....................    33,700          718,231
Organogenesis Inc. ..........................    29,522          778,643
Oriental Financial Group Inc. ...............    16,225          479,652
Orion Capital Corp. .........................    38,736        1,798,803
Orthodontic Centres of America Inc. .........    48,700          809,637
Oshkosh B Gosh Inc., Class A ................    11,700          386,100
Osmonics Inc. ...............................    13,200          208,725

   The accompanying notes are an integral part of these financial statements.

                                   SAI-156

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                              SHARES          VALUE
                                                            ----------   ---------------
O'Sullivan Industries Inc. ..............................     19,100      $    191,000
Otter Tail Power Co. ....................................     17,500           662,812
Outdoor Systems Inc. ....................................     24,200           928,675
Overseas Shipholding Group Inc. .........................     35,200           767,800
Owens & Minor Inc. ......................................     31,400           455,300
Oxford Industries Inc. ..................................      8,700           282,750
Oxigene Inc. ............................................      7,600           133,000
P Common Inc. ...........................................     54,900           947,025
P.H. Glatfelter Co. .....................................     37,300           694,712
Pacific Gateway Exchange Inc. ...........................     10,300           554,269
Pacific Gulf Pptys Inc. .................................     24,300           577,125
Pacific Sunwear California ..............................     17,599           520,270
Pagemart Wireless Inc., Class A .........................     44,500           350,438
Paging Network Inc. .....................................    144,000         1,548,000
Palm Harbor Homes Inc. ..................................     21,937           619,720
Panavision Inc. .........................................     26,900           694,356
Papa John's International Inc. ..........................     24,575           857,053
Paracelsus Healthcare Corp. .............................     32,800           110,700
Paragon Health Network Inc. .............................    109,839         2,148,725
Paragon Trade Brands Inc. ...............................     13,700           176,388
Parexel International Corp. .............................     29,800         1,102,600
Park Electrochemical Corp. ..............................     13,200           374,550
Park National Corp. .....................................      8,700           766,687
Parker Drilling Co. .....................................     96,700         1,178,531
PathoGenesis Corp. ......................................     21,000           779,625
Patterson Dental Co. ....................................     17,650           798,662
Patterson Energy Inc. ...................................     14,400           557,100
Paul Harris Stores Inc. .................................     14,400           144,900
PAXAR Corp. .............................................     39,593           586,471
Paxson Communications Corp. .............................     21,500           158,563
Payment Services Inc. ...................................     54,900           761,737
PEC Israel Economic Corp. ...............................      6,000           129,750
Pediatrix Medical Group .................................     15,600           666,900
Pegasystems Inc. ........................................      6,400           129,200
Penn Engineering & Manufacturing Corp., Class A .........      5,400           134,325
Penn National Gaming Inc. ...............................     18,100           176,475
Penn Treaty American Corp. ..............................      7,100           225,425
PennCorp Financial Group Inc. ...........................     39,800         1,420,362
Pennsylvania Enterprises Inc. ...........................     12,600           318,150
Pennsylvania REIT .......................................      9,900           243,169
Penske Motorsports Inc. .................................     12,200           303,475
Peoples First Corp. .....................................     12,680           492,935
Peoples Heritage Financial Group Inc. ...................     38,751         1,782,546
Perceptron Inc. .........................................     11,300           244,363
Perclose Inc. ...........................................      7,700           148,225
Performance Food Group Inc. .............................     15,850           376,438
Periphonics Corp. .......................................     13,900           121,625
Perrigo Co. .............................................     94,400         1,262,600
Personal Group of America Inc. ..........................     15,800           521,400

   The accompanying notes are an integral part of these financial statements.

                                   SAI-157

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES         VALUE
                                                    --------   ---------------
Petco Animal Supplies Inc. ......................    24,400     $    585,600
PFF Bancorp Inc. ................................    28,300          562,462
Pharmaceutical Product Development Inc. .........    29,104          447,474
Pharmerica Inc. .................................    31,700          328,888
Philadelphia Consolidated Holding Corp. .........     8,600          152,650
Philadelphia Suburban Corp. .....................    21,050          619,659
Phillips-Van Heusen Corp. .......................    30,600          436,050
Phoenix Duff & Phelps Corp. .....................    55,800          446,400
Phoenix Technology Ltd. .........................    21,000          254,625
Photronics Inc. .................................    27,900          676,575
PHP Healthcare Corp. ............................     8,100          122,006
Phymatrix Corp. .................................    25,600          403,200
Physician Reliance Network Inc. .................    31,300          326,694
Physician Sales & Service Inc. ..................    55,900        1,201,850
Physicians Computer Network Inc. ................    38,800          155,200
Physicians Resource Group Inc. ..................    41,600          182,000
Physio Control International Corp. ..............    22,700          360,363
PictureTel Corp. ................................    43,800          284,700
Piedmont Natural Gas Co., Inc. ..................    43,700        1,570,469
Pier 1 Imports Inc. .............................    94,499        2,138,040
Pilgrim's Pride Corp. ...........................     3,800           59,138
Pillowtex Corp. .................................     6,200          216,225
Pinkerton's Inc. ................................     9,850          231,475
Pioneer Group Inc. ..............................    32,300          908,437
Pioneer-Standard Electronics Inc. ...............    34,075          519,644
Piper Jaffray Cos., Inc. ........................    14,500          528,344
Pittston Bulington Group ........................    26,900          706,125
Pixar ...........................................    11,800          255,175
Plains Resources Inc. ...........................    21,000          360,938
Plantronics Inc. ................................    23,200          928,000
PLATINUM Technology Inc. ........................    86,294        2,437,805
Playboy Enterprises Inc., Class B ...............    21,700          340,419
Playtex Family Products Corp. ...................    34,700          355,675
Plexus Corp. ....................................    23,400          348,075
PMC Sierra Inc. .................................    41,700        1,292,700
Poe & Brown Inc. ................................    11,300          504,263
Polaris Industries Inc. .........................    38,700        1,182,769
Policy Management Systems Corp. .................    21,900        1,523,419
Polymer Group Inc. ..............................    35,800          340,100
Pool Energy Services Co. ........................    25,100          558,475
Pope & Talbot Inc. ..............................    17,600          265,100
Possis Medical Inc. .............................    15,900          174,900
Post Properties Inc. ............................    44,370        1,802,531
Powertel Incorporated ...........................    18,600          311,550
Powerwave Technologies Inc. .....................     9,800          164,763
Pre-Paid Legal Services Inc. ....................    29,100          994,856
Precision Drilling Corp. ........................    13,200          321,750
Precision Response Corp. ........................     6,400           65,200
Premier Parks Inc. ..............................    14,200          575,100

   The accompanying notes are an integral part of these financial statements.

                                   SAI-158

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                        SHARES          VALUE
                                                      ----------   ---------------
Premiere Technologies Inc. ........................     31,000      $    856,375
Premisys Communications Inc. ......................     37,600           982,300
Prentiss Pptys Trust ..............................     29,700           829,744
Presidential Life Corp. ...........................     32,400           656,100
PRI Automation Inc. ...............................     18,300           528,412
Price Enterprises Inc. ............................     16,000           292,000
Price REIT Inc. ...................................     16,000           655,000
Pricellular Corp., Class A ........................     18,693           195,108
Pride International Inc. ..........................     60,500         1,527,625
Primadonna Resorts Inc. ...........................      7,300           121,819
Primark Corp. .....................................     37,900         1,542,056
Prime Hospitality Corp. ...........................     59,700         1,216,387
Prime Medical Services Inc. .......................     20,900           288,681
Prime Retail Inc. .................................     33,700           478,119
Primus Telecomm Group Inc. ........................     22,800           367,650
Proffitt's Inc. ...................................     63,600         1,808,625
Profit Recovery Group International Inc. ..........      8,700           154,425
Progress Software Corp. ...........................     15,000           324,375
Project Software & Development Inc. ...............     12,600           296,100
Protein Design Inc. ...............................     20,000           800,000
Provident Bankshares Corp. ........................     11,875           758,516
Proxim Inc. .......................................     13,100           148,194
Psinet Inc. .......................................     43,400           222,425
Psychemedics Corp. ................................     16,300            97,800
Public Service Co. of New Mexico ..................     61,100         1,447,306
Public Service Co. of North Carolina Inc. .........     24,800           567,300
Puerto Rican Cement Inc. ..........................      5,800           291,088
Pulitzer Publishing Co. ...........................     13,682           859,401
Pulte Corp. .......................................     21,800           911,512
Pxre Corp. ........................................     18,396           610,517
Quaker State Corp. ................................     46,000           655,500
Quality Food Centers Inc. .........................     18,261         1,223,487
Quanex Corp. ......................................     17,600           495,000
Queens County Bancorp., Inc. ......................     16,597           672,178
Quest Diagnostics Inc. ............................     43,800           739,125
Quick & Reilly Group Inc. .........................     29,687         1,276,541
Quickresponse Services Inc. .......................      9,300           344,100
Quiksilver Inc. ...................................      8,500           243,313
Quintel Entertainment Inc. ........................      4,300            23,381
Radiant Systems Inc. ..............................      7,600           216,600
Radisys Corp. .....................................      7,800           290,550
Rainforest Cafe Inc. ..............................     19,150           631,950
Ralcorp Holdings Inc. .............................     43,200           731,700
Rambus Inc. .......................................     17,800           814,350
Ramtron International Corp. .......................     38,700           215,269
Raptor Systems Inc. ...............................      7,600           100,700
Rare Hospitality International Inc. ...............      8,100            72,900
Rational Software Corp. ...........................    110,545         1,257,449
Raymond James Financial Inc. ......................     32,230         1,279,128

   The accompanying notes are an integral part of these financial statements.

                                   SAI-159

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES         VALUE
                                                    --------   ---------------
RCN Corp. .......................................    20,600     $    705,550
Read-Rite Corp. .................................    64,800        1,020,600
Realty Income Corp. .............................    33,600          854,700
Reckson Associates Realty Corp. .................    43,900        1,113,962
Red Roof Inns Inc. ..............................    37,200          569,625
Redwood Trust Inc. ..............................    22,300          454,363
Regal Beloit Corp. ..............................    27,200          804,100
Regency Realty Corp. ............................    34,700          960,756
Regeneron Pharmaceuticals Inc. ..................    28,200          241,463
Regis Corp. .....................................    23,800          597,975
Registry Inc. ...................................    12,439          570,639
Reinsurance Group of America Inc. ...............    53,050        2,257,941
Reliance Bancorp Inc. ...........................    15,300          560,362
Reliance Steel & Aluminum Co. ...................    16,350          486,413
Remec Inc. ......................................    23,500          528,750
Remedy Corp. ....................................    29,200          613,200
Renal Care Group Inc. ...........................    31,750        1,016,000
Renal Treatment Centers Inc. ....................    31,500        1,137,937
Rental Service Corp. ............................    17,800          437,213
Renters Choice Inc. .............................    19,300          395,650
Republic Bancorp Inc. ...........................    21,586          461,401
Republic Gypsum Co. .............................    12,400          203,050
Resource Bancshares Mortgage Group Inc. .........    16,750          273,228
Resources Care Inc. .............................     9,900          287,100
Respironics Inc. ................................    25,800          577,275
Rexall Sundown Inc. .............................    46,100        1,391,644
RFS Hotel Investors Inc. ........................    26,700          532,331
Richfood Holdings Inc. ..........................    66,700        1,884,275
Riggs National Corp. ............................    25,850          694,719
Rightchoice Managed Care Inc., Class A ..........     3,500           33,688
Rio Hotel & Casino Inc. .........................    20,800          436,800
Risk Capital Holding Inc. .......................    25,700          571,825
Riviana Foods Inc. ..............................     8,900          185,788
RLI Corp. .......................................     9,099          453,244
RMI Titanium Co. ................................    18,200          364,000
Roadway Express Inc. ............................    15,900          351,788
Robbins & Myers Inc. ............................    10,200          404,175
Robert Mondavi Corp., Class A ...................     4,700          229,125
Roberts Pharmaceutical Corp. ....................    33,600          321,300
Robotic Vision Systems Inc. .....................    25,100          288,650
Rochester Gas & Electric Corp. ..................    55,000        1,870,000
Rock-Tenn Co., Class A ..........................    50,890        1,043,245
Rockshox Inc. ...................................     9,800           90,650
Rofin Sinar Technologies Inc. ...................    15,000          181,875
Rogers Corp. ....................................     9,800          400,575
Rohn Inds Incorporated ..........................    21,800          112,406
Rollins Inc. ....................................    25,400          515,938
Rollins Truck Leasing Corp. .....................    46,175          825,378
Romac International Inc. ........................    27,600          674,475

   The accompanying notes are an integral part of these financial statements.

                                   SAI-160

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                        SHARES          VALUE
                                                      ----------   ---------------
Roper Industries Inc. .............................     45,300      $  1,279,725
Roslyn Bancorp Inc. ...............................     63,500         1,476,375
Rouge Inds Incorporated Delaware, Class A .........      8,000            97,000
Royal Appliance Manufacturing Co. .................     30,700           203,388
RPC Energy Services Inc. ..........................     15,000           177,188
Ruby Tuesday Inc. .................................     23,950           616,712
Ruddick Corp. .....................................     41,300           720,169
Rural/Metro Corp. .................................     20,700           690,862
Russ Berrie & Co., Inc. ...........................     13,300           349,125
Rutherford Moran Oil Corp. ........................      8,000           143,000
Ryan's Family Steak Houses Inc. ...................     61,800           529,162
Ryerson Tull Incorporated, Class A ................      4,000            55,500
Ryland Group Inc. .................................     19,100           448,850
S&T Bancorp Inc. ..................................     16,000           692,000
S3 Inc. ...........................................     64,900           324,500
Sabratek Corp. ....................................     16,100           462,875
Sabre Group Holdings Inc., Class A ................     30,600           883,575
Safeguard Scientifics Inc. ........................     40,000         1,255,000
Safeskin Corp. ....................................     24,800         1,407,400
Safety-Kleen Corp. ................................     81,400         2,233,412
Saga Communications, Class A ......................     17,950           381,438
Samsonite Corp. ...................................     23,200           733,700
Sanderson Farms Inc. ..............................      5,400            78,300
Sandisk Corp. .....................................     28,400           576,875
Sangstat Medical Corp. ............................     20,800           842,400
Sanmina Corp. .....................................     24,900         1,686,975
Santa Barbara Bancorp (California) ................      8,700           409,988
Santa Cruz Operation Inc. .........................     21,600            89,100
Sapient Corp. .....................................      3,800           232,750
Saul Centers Inc. .................................     12,800           232,800
Savannah Foods & Industries Inc. (c) ..............     35,406           663,862
Sawtek Inc. .......................................      8,800           232,100
Sbarro Inc. .......................................     16,300           428,894
SC/PIE Holdings Inc. ..............................     16,000           463,000
Scholastic Corp. ..................................     16,600           622,500
Schweitzer-Mauduit International Inc. .............     21,000           782,250
Scientific Games Holdings Corp. ...................     12,200           247,050
Scios Nova Inc. ...................................    46,4564            64,560
Scopus Technology .................................     25,400           304,800
Scotsman Industries Inc. ..........................     13,800           337,238
Scotts Co., Class A ...............................     24,400           738,100
SDL Inc. ..........................................     22,450           325,525
Seaboard Corp. ....................................        520           228,800
Seachange International Inc. ......................      6,100            43,463
Seacor Holdings Inc. ..............................     20,300         1,223,075
Seattle Filmworks Inc. ............................     19,500           216,938
Security Capital Atlantic Incorporated ............     26,100           551,362
SEI Investments Corp. .............................     15,200           638,400
Seitel Inc. .......................................     32,800           561,700

   The accompanying notes are an integral part of these financial statements.

                                   SAI-161

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES          VALUE
                                                   ----------   ---------------
Selective Insurance Group Inc. .................     43,200      $  1,166,400
Semco Energy Inc. ..............................     16,685           302,416
Semtech Corp. ..................................      5,900           230,838
Sepracor Inc. ..................................     38,900         1,558,431
Sequa Corp., Class A ...........................     10,600           689,662
Sequent Computer Systems Inc. ..................     58,600         1,172,000
Sequus Pharmaceuticals Inc. ....................     39,800           296,013
Serologicals Corp. .............................     18,150           471,900
Service Experts Inc. ...........................     12,500           357,813
Service Merchandise Co., Inc. ..................    125,800           267,325
SFX Broadcasting Inc., Class A .................      9,100           730,275
Sheldahl Co. ...................................     11,400           159,600
Shiloh Inds Inc. ...............................      3,800            72,200
Shiva Corp. ....................................     36,200           309,963
Shoneys Inc. ...................................     56,000           178,500
ShopKo Stores Inc. .............................     17,800           387,150
Shorewood Packaging Corp. ......................     18,500           494,875
Showbiz Pizza Time Inc. ........................     19,000           437,000
Showboat Inc. ..................................     20,400           599,250
Shurgard Storage Centres Inc., Class A .........     37,100         1,075,900
Siebel Systems Inc. ............................     29,500         1,233,469
Sierra Health Services Inc. ....................     20,000           672,500
Sierra Pacific Resources .......................     44,900         1,683,750
SIG Corp., Inc. ................................     30,850           906,219
Signature Resorts Inc. .........................     24,650           539,219
Silgan Holdings Inc. ...........................     24,700           802,750
Silicon Valley Bancshares ......................     12,700           714,375
Silicon Valley Group Inc. ......................     45,700         1,033,962
Siliconix Inc. .................................     13,000           559,000
Simpson Industries Inc. ........................     21,075           247,631
Simpson Manufacturing Inc. .....................      6,200           206,538
Sinclair Broadcast Group Inc., Class A .........     14,800           690,050
Sipex Corp. ....................................     11,600           350,900
Sitel Corp. ....................................     69,300           632,362
Skyline Corp. ..................................     11,000           302,500
Smart & Final Inc. .............................     13,700           246,600
Smart Modular Technologies Inc. ................     34,600           795,800
Smartalk Teleservices Inc. .....................     12,600           286,650
Smithfield Foods Inc. ..........................     43,700         1,442,100
Snyder Communications Inc. .....................     19,800           722,700
Snyder Oil Corp. ...............................     38,500           702,625
Sodak Gaming Inc. ..............................      9,900            63,113
Sola International Inc. ........................     35,900         1,166,750
Sonic Corp. ....................................     14,950           420,469
Sonus Pharmaceuticals Inc. .....................      8,900           294,813
Sotheby's Holdings Inc., Class A ...............     59,200         1,095,200
Source Services Corp. ..........................     17,100           369,788
South Jersey Industries Inc. ...................     10,120           306,763
Southdown Inc. .................................     31,100         1,834,900

   The accompanying notes are an integral part of these financial statements.

                                   SAI-162

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                    SHARES          VALUE
                                                  ----------   ---------------
Southern California Water Co. .................     11,500      $    288,938
Southern Pacific Funding Corp. ................      8,900           116,813
Southern Union Co. ............................     11,537           275,449
Southwest Bancorporation Texas ................     17,500           544,687
Southwest Gas Corp. ...........................     40,100           749,369
Southwestern Energy Co. .......................     31,400           404,275
Sovereign Bancorp Inc. ........................    123,935         2,571,651
Sovran Self Storage Inc. ......................      9,900           321,131
Spacelabs Medical Inc. ........................     12,500           237,500
Spartech Corp. ................................     17,500           264,688
Special Metals Corp. ..........................      2,900            52,200
Specialty Equipment Cos., Inc. ................     14,800           247,900
Spectrian Corp. ...............................     12,300           236,775
Speedfam International Inc. ...................      8,500           225,250
Speedway Motorsport ...........................     15,900           394,519
Spelling Entertainment Group Inc. .............     28,100           196,700
Spiegel Inc., Class A .........................     21,200           104,675
Spine Tech Inc. ...............................     15,500           797,281
Splash Technology Holdings Inc. ...............     18,000           405,000
Sports Authority Inc. .........................     41,150           606,962
Springs Industries Inc. .......................     18,400           956,800
SPS Technologies Inc. .........................     13,200           575,850
SPS Transaction Services Inc. .................      8,900           200,806
SPSS Inc. .....................................     14,600           281,050
SPX Corp. .....................................     19,700         1,359,300
St Francis Capital Corp. ......................      8,000           404,000
St Mary Land + Exploration Co. ................     14,400           504,000
St. John Knits Inc. ...........................     21,700           868,000
St. Paul Bancorp Inc. .........................     49,927         1,310,584
Staar Surgical Co. ............................     15,800           271,563
Staffmark Inc. ................................     17,500           553,437
Stage Stores Inc. .............................     38,200         1,427,725
Standard Motor Products Inc., Class A .........     10,500           236,906
Standard Pacific Corp. ........................     37,400           589,050
Standard Products Co. .........................     25,075           642,547
Standard Register Co. .........................     19,600           681,100
Standex International Corp. ...................     15,100           532,275
Stanford Telecommunications Inc. ..............     13,400           226,963
Stanhome Inc. .................................     25,900           665,306
State Auto Financial Corp. ....................      7,550           243,488
Station Casinos Inc. ..........................     39,400           401,388
Steck Vaughn Publishing Corp. .................      3,400            50,150
Steel Dynamics Inc. ...........................     52,600           841,600
Stein Mart Inc. ...............................     11,700           312,975
Stepan Co. ....................................     10,798           319,891
Sterling Bancshares Inc. ......................     22,100           447,525
Stewart & Stevenson Services Inc. .............     45,900         1,170,450
Stillwater Mining Co. .........................     23,000           385,250
Stone & Webster Inc. ..........................      9,900           464,063

   The accompanying notes are an integral part of these financial statements.

                                   SAI-163

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                       SHARES         VALUE
                                                      --------   ---------------
Stone Energy Corp. ................................    14,100     $    472,350
Storage Trust Realty ..............................    19,300          507,831
Storage USA Inc. ..................................    38,700        1,545,581
Stratus Computer Inc. .............................    39,700        1,501,156
Strayer Education Inc. ............................    11,700          386,100
Stride Rite Corp. .................................    63,300          759,600
Structural Dynamics Research Corp. ................    43,800          985,500
Student Loan Corp. ................................     5,200          256,750
Sturm Ruger & Co., Inc. ...........................    25,400          468,313
Suburban Lodges America Inc. ......................    13,200          175,725
Suiza Foods Corp. .................................    27,750        1,652,859
Sumitomo Bank of California .......................     3,200          174,800
Summit Properties Inc. ............................    26,800          566,150
Summit Technology Inc. ............................    43,900          198,922
Sun Communities Inc. ..............................    21,300          765,469
Sun Healthcare Group Inc. .........................    62,520        1,211,325
Sunburst Hospitality Corp. ........................    23,333          230,413
Sungard Data Systems Inc. .........................     9,656          299,336
Sunglass Hut International Inc. ...................    81,800          516,363
Sunquest Information Systems Inc. .................     3,300           32,175
Sunrise Assisted Living Inc. ......................    12,000          517,500
Sunrise Medical Inc. ..............................    22,100          341,169
Sunstone Hotel Invs Inc. ..........................    51,500          888,375
Superior Consultant Inc. ..........................     4,400          132,000
Superior Industries International Inc. ............    26,800          718,575
Superior Services Inc. ............................    30,200          872,025
Superior Telecom Inc. .............................     8,400          290,325
Supertex Inc. .....................................    16,200          176,175
Susquehanna Bancshares Inc. .......................    32,475        1,242,169
Swift Energy Co. ..................................    21,059          443,555
Swift Transportation Co., Inc. ....................    20,100          650,737
Sykes Enterprises Inc. ............................    12,200          237,900
Sylvan Learning Systems Inc. ......................    28,050        1,093,950
Symantec Corp. ....................................    78,200        1,715,512
Symmetricom Inc. ..................................    20,100          233,663
Syms Corp. ........................................     8,100           96,188
Synetic Inc. ......................................    26,100          952,650
Synopsys Inc. .....................................    16,628          594,451
Synthetic Inds Inc. ...............................    11,300          279,675
System Software Associates Inc. ...................    37,500          328,125
Systems & Computer Technology Corp. ...............    24,000        1,191,000
Systemsoft Corp. ..................................    28,200          179,775
Talbot's Inc. .....................................    15,500          280,938
Tanger Factory Outlet Centers Inc. ................     4,900          149,756
Taubman Centers Inc. ..............................    45,800          595,400
TBC Corp. .........................................    30,662          293,205
TCA Cable TV Inc. .................................    24,800        1,140,800
TCI Satellite Entertainment Inc., Class A .........    67,200          462,000
Tech Sym Corp. ....................................     7,800          198,413

   The accompanying notes are an integral part of these financial statements.

                                   SAI-164

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES         VALUE
                                                    --------   ---------------
Techne Corp. ....................................    23,200     $    406,000
Technitrol Inc. .................................    21,000          630,000
Technology Solutions Co. ........................    34,425          907,959
Tejas Gas Corp. .................................    23,885        1,462,956
Tejon Ranch Co. .................................    11,200          272,300
Tekelec Inc. ....................................    12,200          372,100
Tel-Save Holdings Inc. ..........................    49,800          989,775
Telespectrum Worldwide Inc. .....................    25,900           93,888
Telxon Corp. ....................................    20,400          487,050
Tennant Co. .....................................    11,400          414,675
Terex Corp. .....................................    14,600          343,100
Terra Industries Inc. ...........................    59,700          779,831
Tesoro Petroleum Corp. ..........................    35,000          542,500
Tetra Technologies Inc. .........................    17,200          362,275
Tetra Technologies Inc. .........................    31,093          621,860
Texas Industries Inc. ...........................    29,556        1,330,020
Texas Regional Bancshares Inc., Class A .........    16,449          501,695
The Shaw Group Inc. .............................    12,300          282,900
Theragenics Corp. ...............................    16,800          604,800
Theratech Inc. ..................................    20,350          162,800
Thermadyne Holdings Corp. .......................    10,000          295,000
Thermedics Detection Inc. .......................     4,300           44,075
Thermedics Inc. .................................    22,700          371,713
Thermo Cardiosystems Inc. .......................    23,500          628,625
Thermo Ecotek Corp. .............................     3,700           67,525
Thermo Fibertek Inc. ............................    12,700          154,781
Thermo Optek Corporation ........................     2,600           39,975
Thermo Terratech Inc. ...........................     3,300           26,813
Thermo Vision Corporation .......................       364            2,958
Thermolase ......................................    18,200          191,100
Thermoquest Corporation .........................     3,300           59,813
Thermospectra Corp. .............................     3,300           33,000
Thermotrex Corp. ................................    12,400          274,350
Thomas Industries Inc. ..........................    20,100          396,975
Thomas Nelson Inc. ..............................    14,149          163,598
Thor Industries Inc. ............................     5,800          199,013
Thornburg Mortgage Asset Corp. ..................    25,300          417,450
Ticketmaster Group Inc. .........................    12,800          294,400
Timberland Co., Class A .........................     6,800          394,825
Titan Exploration Incorporated ..................    42,200          400,900
Titan Holdings Incorporated (c) .................    12,900          280,575
Titan International Inc. ........................    23,100          463,444
Titanium Metals Corp. ...........................    21,700          626,587
TJ International Inc. ...........................    20,500          507,375
TMP Worldwide Inc. ..............................     9,700          223,100
TNP Enterprises Inc. ............................    13,300          442,225
Toll Brothers Inc. ..............................    32,700          874,725
Tom Brown Inc. ..................................    34,400          662,200
Topps Co., Inc. .................................    60,700          134,678

   The accompanying notes are an integral part of these financial statements.

                                   SAI-165

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                 SHARES         VALUE
                                                --------   ---------------
Toro Co. ....................................    17,700     $    754,462
Toronto Dominion Bank .......................     4,779          179,669
Total Renal Care Holdings Inc. ..............    55,366        1,522,565
Tower Automotive Inc. .......................    23,600          992,675
Town & Country Trust ........................    20,000          353,750
Toy Biz Inc., Class A .......................    13,700          106,175
TR Financial Corp. ..........................    20,300          674,975
Tracor Inc. .................................    21,400          650,025
Tractor Supply Co. ..........................     5,100           75,225
Trans Financial Inc. ........................    17,300          672,537
Trans World Airlines Inc. ...................    64,400          652,050
Transaction Network Services Inc. ...........     9,500          163,875
Transition Systems Inc. .....................    22,600          500,025
Transkaryotic Therapies Inc. ................    26,800          941,350
Transmontaigne Oil Co. ......................    27,700          415,500
Tredegar Industries Inc. ....................    10,750          708,156
Tremont Corp. ...............................     5,800          303,050
Trenwick Group Inc. .........................    15,650          588,831
Trex Med Corp. ..............................     7,900          110,106
Triad Guaranty Inc. .........................    16,800          487,200
Triangle Bancorp Inc. .......................    13,300          470,554
Triangle Pacific Corp. ......................    21,800          738,475
Triangle Pharmaceuticals Inc. ...............    18,000          263,250
Triarc Cos., Inc., Class A ..................    23,520          640,920
Trico Marine Services Inc. ..................    20,500          602,187
Trident Microsystems Inc. ...................    16,200          146,813
Trigen Energy Corp. .........................     5,500          109,656
Trigon Healthcare Inc. ......................    59,800        1,562,275
Trimas Corp. ................................    23,300          800,937
Trimble Navigation Ltd. .....................    29,000          632,562
Trinet Corp. Realty Trust Inc. ..............    26,400        1,021,350
Triquint Semiconductor Inc. .................    14,200          287,550
Triumph Group Inc. ..........................    18,300          608,475
True North Communications Inc. ..............    29,700          735,075
Trump Hotels & Casino Resorts ...............    29,400          196,613
Trust Co. of New Jersey .....................    21,200          530,000
Trustco Bank Corp. ..........................    30,622          834,449
Trustmark Corp. .............................    45,800        2,118,250
Tuboscope Vetco International Corp. .........    61,400        1,477,437
Tultex Corp. ................................    39,100          158,844
Turbochef Inc. ..............................     4,300           31,175
Tuscon Electric Power Co. ...................    42,020          761,612
Twinlab Corp. ...............................    23,700          586,575
UGI Corp. ...................................    48,000        1,407,000
Ugly Duckling Corp. .........................     9,300           79,050
Ultratech Stepper Inc. ......................    27,100          538,612
UMB Financial Corp. .........................    24,507        1,335,631
Unifirst Corp. ..............................    11,300          317,106
Uniphase Corp. ..............................    47,500        1,965,312

   The accompanying notes are an integral part of these financial statements.

                                   SAI-166

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                          SHARES          VALUE
                                                        ----------   ---------------
Unit Corp. ..........................................     30,600      $    294,525
United Auto Group Inc. ..............................     19,000           344,375
United Bankshares Inc. ..............................     22,100         1,055,275
United Companies Financial Corp. ....................     36,196           561,038
United Fire & Casualty Co. ..........................     11,375           503,344
United Illuminating Co. .............................     18,400           845,250
United International Holdings Inc., Class A .........     33,500           385,250
United Natural Foods Inc. ...........................      7,500           195,000
United States Rentals Inc. ..........................     13,100           307,850
United Stationers Inc. ..............................     22,900         1,102,062
United Television Inc. ..............................      5,100           529,762
United Video Satellite Group Inc., Class A ..........     14,300           411,125
United Water Resources Inc. .........................     34,400           672,950
United Wisconsin Services Inc. ......................     10,900           280,675
Unitog Co. ..........................................     11,550           256,988
Unitrode Corp. ......................................     30,800           662,200
Universal First Products Inc. .......................     16,600           226,175
Universal Foods Corp. ...............................     36,300         1,533,675
Universal Health Realty Income Trust ................     11,700           255,938
Universal Outdoor Holdings Inc. .....................     23,600         1,227,200
Urban Outfitters Inc. ...............................     18,200           332,150
Urban Shopping Centers Inc. .........................     22,300           777,712
US Bancorp Inc. .....................................      7,400           540,200
US Bioscience Inc. ..................................     30,700           278,219
US Can Co. ..........................................     14,800           249,750
US Freightways Corp. ................................     38,100         1,238,250
US Home Corp. .......................................     14,600           573,050
US Office Products Co. ..............................    176,754         3,468,797
US Satellite Broadcasting, Class A ..................     61,300           486,569
US Trust Corp. ......................................     27,200         1,703,400
USA Detergents Inc. .................................      5,400            43,875
USCS International Inc. .............................     28,800           489,600
UST Corp. ...........................................     36,600         1,015,650
Vail Resorts Inc. ...................................     38,600         1,001,187
Valence Technology Inc. .............................     25,600           129,600
Valhi Inc. ..........................................     11,800           111,363
Valmont Industries Inc. .............................     26,500           516,750
Value City Department Stores Inc. ...................     11,000            97,625
Value Line Inc. .....................................      1,500            59,250
Vanguard Cellular Systems Inc., Class A .............     47,400           604,350
Vanstar Corp. .......................................     56,100           634,631
Vantive Corp. .......................................     12,100           305,525
Varco International Inc. ............................     49,400         1,059,012
Veeco Instruments Inc. ..............................     12,600           277,200
Veritas DGC Inc. ....................................     32,100         1,267,950
Veritas Software Co. ................................     37,300         1,902,300
Vermont Financial Services ..........................     17,500           485,625
Vertex Pharmaceuticals Inc. .........................     36,100         1,191,300
Vesta Insurance Group Inc. ..........................     18,050         1,071,719

   The accompanying notes are an integral part of these financial statements.

                                   SAI-167

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                SHARES         VALUE
                                               --------   ---------------
Veterinary Centers America Inc. ............    25,500     $    342,656
Viasoft Inc. ...............................    27,900        1,178,775
Vical Inc. .................................    19,100          229,200
Vicor Corp. ................................    46,400        1,258,600
Videoserver Inc. ...........................    16,900          268,288
Vincam Group Inc. ..........................     5,400          143,775
Vintage Petroleum Inc. .....................    42,400          805,600
Visio Corp. ................................    34,000        1,304,750
Vistana Inc. ...............................     7,600          174,800
VISX Inc. ..................................    14,000          309,750
Vital Signs Inc. ...........................     5,700          111,150
Vitalink Pharmacy Services Inc. ............    18,272          440,812
Vivus Inc. .................................    48,900          519,563
Volt Information Sciences Inc. .............    11,800          635,725
VWR Corp. ..................................    22,500          635,625
W.H. Brady Co. .............................    26,400          818,400
W.R. Berkley Corp. .........................    33,100        1,452,262
Wabash National Corp. ......................    26,100          742,219
Wachovia Corp. .............................        62            5,030
Wackenhut Corp. ............................    16,200          375,638
Wackenhut Corrections Corp. ................    17,500          470,313
Walbro Corp. ...............................    11,300          151,844
Walden Residential Properties Inc. .........    19,200          489,600
Walker Interactive Systems .................    17,300          237,875
Wall Data Inc. .............................    12,100          164,863
Walter Industries Inc. .....................    53,400        1,101,375
Wang Laboratories Inc. .....................    55,800        1,234,575
Warnaco Group Inc., Class A ................    13,219          414,746
Washington Gas Light Co. ...................    61,600        1,905,750
Washington REIT ............................    46,550          779,712
Washington Water Power Co. .................    78,800        1,915,825
Waters Corp. ...............................    35,900        1,350,737
Watsco Inc. ................................    22,600          557,937
Watts Industries Inc., Class A .............    27,700          784,256
Wausau Mosinee Paper Corporation ...........    61,584        1,239,378
Waverly Inc. ...............................     2,400          112,800
WD40 Co. ...................................    20,700          600,300
Webb Corp. .................................    18,900          491,400
Webster Financial Corp. ....................    20,000        1,330,000
Weeks Corp. ................................    23,100          739,200
Wellman Inc. ...............................    36,000          702,000
Werner Enterprises Inc. ....................    28,050          575,025
Wesbanco Inc. ..............................    24,450          733,500
Wesley Jessen Visioncare Inc. ..............     4,300          167,700
West Co., Inc. .............................    19,900          592,025
West Coast Bancorp (Oregon) ................    18,600          469,650
West Marine Inc. ...........................    10,700          239,413
West Teleservices Corp. ....................    22,800          273,600
WestAmerica BanCorporation .................    20,205        2,065,961

   The accompanying notes are an integral part of these financial statements.

                                   SAI-168

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                  SHARES         VALUE
                                                 --------   ---------------
Westcorp .....................................    12,995     $    219,291
Westell Technologies, Class A ................    19,400          247,350
Western Gas Resources Inc. ...................    26,900          595,162
Western Investment Real Estate Trust .........    21,900          301,125
Western Wireless Corp., Class A ..............    98,300        1,707,962
Westernbank ..................................    27,600          655,500
Westinghouse Air Brake Co. ...................    22,400          574,000
Westwood One Inc. ............................    34,200        1,269,675
Wet Seal Inc. ................................    13,900          410,050
WFS Financial Inc. ...........................     6,600           74,250
White River Corp. ............................     5,300          421,350
Whitney Holding Corp. ........................    29,300        1,670,100
Whittman Hart Inc. ...........................    12,100          414,425
Whole Foods Market Inc. ......................    28,700        1,467,287
Wicor Inc. ...................................    24,600        1,142,362
Williams Sonoma Inc. .........................    28,737        1,203,362
Wilmar Industries Inc. .......................    14,000          334,250
Wind River Systems Inc. ......................    28,900        1,146,969
Windmere Corp. ...............................    22,200          500,888
Winnebago Industries Inc. ....................    16,300          144,663
Winstar Communications Inc. ..................    48,400        1,206,975
Winston Hotels ...............................    20,300          266,438
Wireless Telecom Group Inc. ..................    16,900          104,569
WMF Group Limited ............................     3,066           38,325
WMS Industries Inc. ..........................    30,700          648,537
Wolverine Tube Inc. ..........................    21,500          666,500
Wonderware Corp. .............................    18,400          259,900
Woodhead Industries ..........................    13,500          253,125
Woodward Governor Co. ........................    11,900          385,263
World Access Inc. ............................    24,500          584,937
World Color Press Inc. .......................    54,900        1,458,281
Worthington Foods Inc. .......................    12,800          179,200
WPL Holdings Inc. ............................    44,900        1,487,312
WPS Resources Corp. ..........................    35,300        1,193,581
WSFS Financial Corporation ...................    13,700          274,000
Wyman-Gordon Co. .............................    25,400          498,475
Wyndham Hotel Corp. ..........................    12,900          520,837
Wynn's International Inc. ....................    16,650          530,719
X-Rite Inc. ..................................    18,700          341,275
Xircom Inc. ..................................    28,600          287,788
Xtra Corp. ...................................    22,400        1,313,200
Xylan Corp. ..................................    42,400          641,300
Yahoo Inc. ...................................    31,899        2,209,006
Yankee Energy Systems Inc. ...................    13,650          364,284
Yellow Corp. .................................    39,400          989,925
Young Broadcasting Inc., Class A .............    17,600          682,000
Yurie Systems Inc. ...........................     7,200          145,350
Zale Corp. ...................................    51,600        1,186,800
Zebra Technologies Corp., Class A ............    23,000          684,250

   The accompanying notes are an integral part of these financial statements.

                                   SAI-169

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments (Concluded)
(showing percentage of total value of investments)
December 31, 1997


                                                                             SHARES              VALUE
                                                                        ----------------   -----------------
Zeigler Coal Holding Co. ............................................           20,700      $      337,669
Zenith Electronics Corp. ............................................           35,900             195,206
Zenith National Insurance Corp. .....................................           13,300             342,475
Zero Corp. ..........................................................           15,550             460,669
Zila Inc. ...........................................................           37,800             224,438
Zilog Inc. ..........................................................           25,450             485,141
Zitel Corp. .........................................................           18,900             179,550
Zoltek Cos., Inc. ...................................................           13,900             387,463
Zoran Corp. .........................................................           12,700             153,194
Zurn Industries Inc. ................................................           16,200             509,288
Zygo Corp. ..........................................................           11,700             219,375
                                                                                            --------------
Total Common Stock
(Cost $1,099,982,732)................................................                        1,210,023,357
                                                                                            --------------
                                                                           PRINCIPAL
                                                                           ----------
SHORT TERM US GOVERNMENT OBLIGATIONS--0.2%
US Treasury Bills 5.14% 05-Mar-98 (a) ...............................      $ 2,500,000           2,477,513
US Treasury Bills 5.08% 19-Mar-98 (a) ...............................          300,000             296,740
                                                                                            --------------
TOTAL SHORT TERM US GOVERNMENT OBLIGATIONS (Cost $2,774,253).........                            2,774,253
                                                                                            --------------
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
 FOR TAX EXEMPT RETIREMENT PLANS--6.1%                                       UNITS
                                                                          -----------
SHORT TERM INVESTMENT FUND (D) ......................................       78,604,335          78,604,335
----------------------------------------------------------------------     -----------      --------------
TOTAL INVESTMENTS--100%
 (Cost $1,181,361,320)...............................................                       $1,291,401,945
======================================================================                      ==============

(a) At December 31, 1997, US Treasury Bills were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 1997:




FUTURES                            NUMBER OF       MATURITY      UNREALIZED
CONTRACTS                          CONTRACTS         DATE        GAIN (LOSS)
-------------------------------   -----------   -------------   ------------
   Russell 2000 ...............      378        March, 1998       $628,233
                                                                  ========
                       (Notional Amount $82,786,917)

(b)        Issuer filed for bankruptcy.

(c) At December 31, 1997, the company was part of a corporate reorganization for which its allocation of stock and/or cash had not been finalized. The Fund received its allocation of stock and/or cash subsequent to year end.

(d)        Collective investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-170

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily EAFE Fund
and State Street Bank and Trust Company
Daily EAFE Fund Non-Lending




In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Fund and State Street Bank and Trust Company Daily EAFE Fund Non-Lending at December 31, 1997, the results of their operations for the year then ended, and the changes in their net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts

February 27, 1998


                                   SAI-171

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $580,085,424) ..................................    $ 605,577,709
Cash .....................................................................................          764,000
Cash, segregated .........................................................................       11,846,182
Foreign currency .........................................................................        6,612,921
Investment in State Street Bank and Trust Company Quality A Short-Term Investment Fund,          56,980,771
  at value
Receivable for investments sold ..........................................................          374,798
Dividends, interest and other receivables ................................................          994,035
-------------------------------------------------------------------------------------------   -------------
   Total assets ..........................................................................      683,150,416
-------------------------------------------------------------------------------------------   -------------
LIABILITIES
Collateral on securities loaned ..........................................................       56,980,771
Payable for investments purchased ........................................................          225,985
Payable for open forward foreign currency contracts ......................................          730,829
Payable for fund units redeemed ..........................................................       14,507,534
Variation margin payable .................................................................          420,710
Accrued expenses .........................................................................          190,806
-------------------------------------------------------------------------------------------   -------------
   Total liabilities .....................................................................       73,056,635
-------------------------------------------------------------------------------------------   -------------
NET ASSETS ...............................................................................    $ 610,093,781
===========================================================================================   =============
Daily EAFE Fund
 (26,079,041 units outstanding, at $12.77 per unit net asset value) ......................    $ 333,013,333
Daily EAFE Fund Non-Lending
 (21,698,808 units outstanding, at $12.77 per unit net asset value) ......................      277,080,448
-------------------------------------------------------------------------------------------   -------------
                                                                                              $ 610,093,781
                                                                                              =============


   The accompanying notes are an integral part of these financial statements.

                                   SAI-172

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Statement of Operations
Year ended December 31, 1997
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $858,484)............................................    $   7,468,255
 Interest ................................................................................        3,544,411
 Securities lending fee income (net of related expenses), allocated to Daily EAFE Fund ...          148,952
-------------------------------------------------------------------------------------------   -------------
    Total investment income ..............................................................       11,161,618
-------------------------------------------------------------------------------------------   -------------
EXPENSES .................................................................................          534,643
-------------------------------------------------------------------------------------------   -------------
    Net investment income ................................................................       10,626,975
-------------------------------------------------------------------------------------------   -------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND FOREIGN
CURRENCY
 TRANSACTIONS
 Net realized gain (loss):
   Investments ...........................................................................        2,177,225
   Futures contracts .....................................................................       (4,300,868)
   Foreign currency and related forward contracts ........................................       (5,433,268)
-------------------------------------------------------------------------------------------   -------------
    Net realized gain (loss) on investments, futures contracts and foreign currency ......       (7,556,911)
-------------------------------------------------------------------------------------------   -------------
Net change in unrealized appreciation (depreciation):
 Investments .............................................................................      (10,051,821)
 Futures contracts .......................................................................         (207,450)
 Foreign currency and related forward contracts ..........................................          209,179
-------------------------------------------------------------------------------------------   -------------
 Net change in unrealized appreciation (depreciation) on investments, futures contracts and foreign
   currency ..............................................................................      (10,050,092)
-------------------------------------------------------------------------------------------   -------------
 Net realized and unrealized gain (loss) on investments, futures contracts and foreign          (17,607,003)
-------------------------------------------------------------------------------------------   -------------
  currency
-------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $  (6,980,028)
===========================================================================================   =============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-173

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                            ----------------------------------
                                                                                                  1997               1996
                                                                                            ----------------   ---------------
FROM OPERATIONS
Net investment income ...................................................................    $  10,626,975      $  7,976,527
Net realized gain (loss) on investments, futures contracts and foreign currency .........       (7,556,911)         (927,938)
Net change in unrealized appreciation (depreciation) on investments, futures contracts
 and foreign currency ...................................................................      (10,050,092)       12,134,120
------------------------------------------------------------------------------------------   -------------      ------------
Net increase (decrease) in net assets resulting from operations .........................       (6,980,028)       19,182,709
------------------------------------------------------------------------------------------   -------------      ------------
Distributions of securities lending fee income to Daily EAFE Fund participants ..........         (148,952)          (62,368)
------------------------------------------------------------------------------------------   -------------      ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ...........      199,970,259       168,362,362
------------------------------------------------------------------------------------------   -------------      ------------
Net increase (decrease) in net assets ...................................................      192,841,279       187,482,703
NET ASSETS
 Beginning of year ......................................................................      417,252,502       229,769,799
------------------------------------------------------------------------------------------   -------------      ------------
 End of year ............................................................................    $ 610,093,781      $417,252,502
==========================================================================================   =============      ============


   The accompanying notes are an integral part of these financial statements.

                                   SAI-174

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND



Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)

--------------------------------------------------------------------------------


                                                                                PERIOD ENDED DECEMBER 31,
                                                            -----------------------------------------------------------------
                                                                 1997          1996        1995        1994         1993**
                                                            ------------- ------------- ---------- ------------ -------------
Net investment income (loss)* .............................  $     0.29       $  0.29    $  0.25     $  0.19       $ (0.01)
Distribution of securities lending fee income (a) .........       (0.01)        (0.01)     (0.01)       0.00          0.00
Net realized and unrealized gain (loss) ...................       (0.10)         0.44       0.99        0.59         (0.13)
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Net increase (decrease) ...................................        0.18          0.72       1.23        0.78         (0.14)
NET ASSET VALUE
 Beginning of period ......................................       12.59         11.87      10.64        9.86         10.00
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
 End of period ............................................  $    12.77       $ 12.59    $ 11.87     $ 10.64       $  9.86
===========================================================  ==========    ==========    =======     =======       =======
Total return*** ...........................................        1.51%         6.15%     11.64%       7.91%        (1.40)%
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Ratio of expenses to average net assets (b) ...............        0.11%         0.19%      0.20%       0.19%         0.57%
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Ratio of net investment income to average net assets (b)           2.23%         2.38%      2.22%       1.88%        (0.14)%
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Portfolio turnover ........................................           9%            5%         9%         47%           28%
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Average broker commission per share (c) ...................  $   0.0179     $  0.0149       N/A         N/A          N/A
-----------------------------------------------------------  ----------    ----------    -------     -------       -------
Net assets, end of period (000s) ..........................  $  333,013     $  99,048    $75,760    $139,678      $229,612
===========================================================  ==========    ==========    =======    ========      ========



 * Net investment income (loss) per unit has been calculated based upon an average of monthly units outstanding.

 ** The Daily EAFE Fund commenced operations on September 30, 1993.

*** Total return is based on the value of a single unit of participation outstanding throughout the entire period. It represents the percentage change in the net asset value per unit between the beginning and end of each period and assumes reinvestment of any distributions. The calculation includes only those expenses charged directly to the Daily EAFE Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amounts represent those which are less than $.005 per unit.

(b) 1993 data annualized.

(c) Represents total commission paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.



   The accompanying notes are an integral part of these financial statements.

                                   SAI-175

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE NON-LENDING FUND



Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)

--------------------------------------------------------------------------------


                                                                      YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                            1997          1996         1995        1994**
                                                       ------------- ------------- ------------ ------------
Net investment income* ...............................  $    0.28       $  0.28     $  0.24      $  0.19
Net realized and unrealized gain (loss) ..............      (0.10)         0.44        0.99         0.59
------------------------------------------------------  ---------    ----------     -------      -------
Net increase (decrease) ..............................       0.18          0.72        1.23         0.78
NET ASSET VALUE
 Beginning of year ...................................      12.59         11.87       10.64         9.86
------------------------------------------------------  ---------    ----------     -------      -------
 End of year .........................................  $   12.77       $ 12.59     $ 11.87      $ 10.64
======================================================  =========    ==========     =======      =======
Total return*** ......................................       1.43%         6.07%      11.56%        7.91%
------------------------------------------------------  ---------    ----------     -------     --------
Ratio of expenses to average net assets ..............       0.11%         0.19%       0.20%        0.19%
------------------------------------------------------  ---------    ----------     -------     --------
Ratio of net investment income to average net assets .       2.17%         2.31%       2.15%        1.85%
------------------------------------------------------  ---------    ----------     -------     --------
Portfolio turnover ...................................          9%            5%          9%          47%
------------------------------------------------------  ---------    ----------     -------     --------
Average broker commission per share (a) ..............  $  0.0179     $  0.0149        N/A          N/A
------------------------------------------------------  ---------    ----------     -------     --------
Net assets, end of year (000s) .......................  $ 277,080     $ 318,204    $154,010     $103,242
======================================================  =========    ==========    ========     ========



 * Net investment income per unit has been calculated using an average of monthly units outstanding.

 ** The Daily EAFE Fund Non-Lending commenced operations on January 3, 1994.

*** Total return is based on the value of a single unit of participation outstanding throughout the entire year. It represents the percentage change in the net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Daily EAFE Fund Non-Lending. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Represents total commissions paid on portfolio securities divided by total number of shares purchased or sold on which commissions were charged. This disclosure is required by the SEC beginning in 1996.



   The accompanying notes are an integral part of these financial statements.

                                   SAI-176

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND
                          DAILY EAFE FUND NON-LENDING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") Daily EAFE Fund and the State Street Bank Daily EAFE Fund Non-Lending (collectively, the "Fund") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to closely match the performance of the MSCI EAFE Index, while providing daily liquidity. The Fund may invest in equity securities, equity-based derivatives, swaps, short-term instruments and foreign exchange contracts, as well as in commingled funds or mutual funds maintained by the Trustee. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES


 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments are stated at amortized cost, which approximates market value. Foreign currencies and foreign securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank.


 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.




                                   SAI-177

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND
                          DAILY EAFE FUND NON-LENDING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


 D. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined as of each business day ("valuation date"). Issuances and redemptions of Fund units are made on the basis of the value of the Fund as of the valuation date last preceding the receipt of such order to issue or redeem.


 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody, stamp duty, registration and audit fees. The Fund also pays an annual fee of $50,000 for daily pricing services to the Trustee in its capacity as custodian.


 G. DISTRIBUTIONS TO PARTICIPANTS

     All net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Fund. Income generated by securities lending, if any, is distributed monthly.


 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements.


3. SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily EAFE Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily EAFE Fund Non-Lending (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund (collectively, the "Fund") have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending




                                   SAI-178

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND
                          DAILY EAFE FUND NON-LENDING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.


     Under the Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1997, the market value of securities loaned by the Lending Fund was $59,915,333 against which was held cash collateral of $56,980,771, securities of $5,967,104, and letters of credit of $360,304. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.


     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $253,150,404 and $42,956,659, respectively, resulting in a net realized gain (loss) of $2,177,225. This gain (loss) is prior to the recognition of the transaction costs, if any, associated with contributions and redemptions. Net realized gain (loss) from foreign currency transactions amounted to $(5,433,268) for the year ended December 31, 1997.




                                   SAI-179

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND
                          DAILY EAFE FUND NON-LENDING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:






                                                                          YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                                   1997                               1996
                                                     ---------------------------------   ------------------------------
                                                          UNITS             AMOUNT           UNITS           AMOUNT
                                                     ---------------   ---------------   ------------   ---------------
   DAILY EAFE FUND
   Units issued ..................................      15,192,231      $ 198,010,280       260,114      $  3,283,151
   Interfund transfers (net) .....................       7,178,794         90,359,477     1,332,149        15,595,684
   Units redeemed ................................      (4,161,097)       (54,590,100)     (105,475)       (1,328,475)
   Paid in capital from transaction fees .........              --                  0            --               406
                                                        ----------      -------------     ---------      ------------
     Total .......................................      18,209,928      $ 233,779,657     1,486,788      $ 17,550,766
                                                        ==========      =============     =========      ============




                                                                             YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------------------------
                                                                    1997                                 1996
                                                     -----------------------------------   ---------------------------------
                                                          UNITS              AMOUNT             UNITS             AMOUNT
                                                     ---------------   -----------------   ---------------   ---------------
   DAILY EAFE FUND NON-LENDING
   Units issued ..................................      23,074,314      $  300,530,137        20,560,785      $ 249,590,583
   Interfund transfers (net) .....................      (7,178,794)        (90,359,477)       (1,332,149)       (15,595,684)
   Units redeemed ................................     (19,477,225)       (244,208,430)       (6,922,598)       (84,485,013)
   Paid in capital from transaction fees .........              --             228,372                --          1,301,710
                                                       -----------      --------------        ----------      -------------
     Total .......................................      (3,581,705)     $  (33,909,398)       12,306,038      $ 150,811,596
                                                       -----------      --------------        ----------      -------------
   Net increase (decrease) .......................      14,628,223      $  199,970,259        13,792,826      $ 168,362,362
                                                       ===========      ==============        ==========      =============



DAILY EAFE FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1997 held by 4 of the Lending Fund's 15 unitholders aggregated 85% of the Lending Fund's total units outstanding.


DAILY EAFE FUND NON-LENDING

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1997 held by 2 of the Non-Lending Fund's 30 unitholders aggregated 36% of the Non-Lending Fund's total units outstanding.

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.

     From the Fund's inception through October 31, 1996, a transaction fee of .5% was charged on contributions and withdrawals. Effective November 1, 1996, a transaction fee of .5% is charged on any contribution or withdrawal




                                   SAI-180

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND
                          DAILY EAFE FUND NON-LENDING

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund.


6. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to certain equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.




                                   SAI-181

-------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997



                                                           SHARES          VALUE
                                                         ----------   ---------------
COMMON STOCK 93.2% (unless otherwise noted)
AUSTRALIA 1.7%
Aberfoyle Ltd. AUD0.50 ...............................      4,875      $      7,941
Amcor Ltd. Ord AUD1 ..................................     46,363           203,908
Ashton Mining Ltd. AUD0.50 ...........................     14,439            12,691
Australian Gas Light Co. Ord AUD1 ....................     21,300           148,498
Australian National Industries Ltd. AUD0.30 ..........     57,574            52,894
Boral Ltd. Ord AUD0.50 ...............................     84,082           212,566
Brambles Industries Ltd. AUD0.50 .....................     16,192           321,252
Broken Hill Proprietary Co., Ltd. Ord AUD1 ...........    146,981         1,364,691
Burns, Philip & Co., Ltd. AUD0.50 ....................     38,750             6,060
Coca Cola Amatil Ltd. AUD0.50 ........................     60,519           452,129
Coles Myer Ltd. AUD0.50 ..............................     80,597           387,030
CRA Ltd. AUD2.00 .....................................     24,027           280,275
Crown Ltd AUD0.50 Nil Pd 4Feb98 ......................     19,334             1,638
Crown Ltd. AUD0.50 ...................................     53,167            23,556
CSR Ltd. AUD1 ........................................     73,838           250,174
David Jones Ltd. AUD0.30 .............................     28,699            32,350
Delta Gold Nl AUD0.25 ................................     10,400            10,950
Email Ltd. AUD0.50 ...................................     22,230            52,491
Faulding FH & Co., Ltd. AUD0.50 ......................     10,448            52,282
Fosters Brewing Group AUD1 ...........................    123,414           234,804
Futuris Corp., Ltd. AUD0.20 ..........................     32,910            36,024
General Property Trust AUD1 ..........................     84,001           148,872
Gio Australia Holding AUD1 ...........................     44,712           114,288
Goodman Fielder Wattie Ltd. AUD0.50 ..................     90,798           144,353
Great Central Mines NL AUD0.20 .......................     18,886            20,304
Howard Smith Ltd. AUD1 ...............................     13,586           112,777
ICI Australia Ltd. AUD1 ..............................     19,213           134,574
James Hardie Industries Ltd. AUD1.00 .................     29,380            85,627
Leighton Holdings Ltd. Ord AUD0.50 ...................     19,000            66,355
Lend Lease Corp., Ltd. AUD0.50 .......................     18,347           358,628
Metal Manufacturers Ltd. AUD0.50 .....................     13,900            20,921
MIM Holdings Ltd. AUD0.50 ............................    120,359            73,717
National Australia Bank Ltd. AUD1.00 .................    103,447         1,444,437
Newcrest Mining Ltd. AUD0.50 .........................     14,965            16,284
News Corp., Ltd. AUD0.50 Pfd .........................    143,711           793,107
Normandy Mining Ltd. AUD0.20 .........................    119,126           115,651
North Ltd. AUD0.50 ...................................     53,004           139,593
Pacific Dunlop Ltd. AUD0.50 ..........................     75,037           158,898
Pioneer International Ltd. AUD0.50 ...................     64,922           177,241
Plutonic Resources Ltd. AUD0.50 ......................     13,800            38,484
QBE Insurance Group AUD1 .............................     26,976           121,402
QCT Resources Ltd. AUD0.50 ...........................     41,319            33,383
Renison Goldfields Consolidated Ltd. AUD0.50 .........     15,536            23,687
Rothmans Holdings Ltd. AUD0.50 .......................      8,900            46,971
Samantha Gold NL Resolute Ltd. AUD0.20 ...............     15,700            11,457
Santos Ltd. AUD0.25 ..................................     44,176           181,912
Schroders Property Fund AUD1.00 ......................     30,224            46,712
Sons of Gwalia Ltd. AUD0.25 ..........................      5,200            11,858

   The accompanying notes are an integral part of these financial statements.

                                   SAI-182

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                   SHARES          VALUE
                                                                 ----------   ---------------
Southcorp Holdings Ltd. Ord AUD0.50 ..........................     44,677      $    147,879
Stockland Trust Gp New AUD1.10 Rfd 01Jan98 ...................        761             1,711
Stockland Trust Group AUD1.10 ................................     25,248            58,515
Tab Corp. Holdings Ltd. AUD1.00 ..............................     22,100           103,677
Western Mining Corp. AUD0.50 .................................     81,864           285,368
Westfield Trust Units AUD1 Rfd 1/1/98 ........................      3,371             6,282
Westfield Trust Units AUD1 ...................................     85,544           163,311
Westpac Banking Corp. AUD1 ...................................    127,376           814,668
                                                                               ------------
                                                                                 10,367,108
                                                                               ------------
AUSTRIA 0.3%
Austria Mikros Systeme International AG ATS100 ...............        300            15,177
Austrian Airlines ATS100 .....................................      2,200            46,780
Bank Austria AG ATS100 .......................................      4,320           218,547
Bank Austria AG ATS100 Rfd 01Dec97 ...........................      1,764            87,148
Bau Holdings AG ATS100 Rfd 01Apr93 ...........................        400            24,979
Bohler Uddeholm ATS100 .......................................      1,000            58,534
BWT AG ATS100 ................................................        100            15,493
EA Generali AG ATS100 ........................................        600           157,412
Flughafen Wien AG ATS100 .....................................      1,900            75,394
Lenzing AG ATS100 ............................................        300            17,762
Mayr Melnhof Karto ATS100 ....................................      1,100            59,135
Oesterreichische Brau Beteiligungs AG ATS100 .................        800            39,903
Oesterreichische Elektrizitaetswirtschafts AG ATS100 .........      2,800           296,581
OMV AG ATS100 ................................................      2,426           335,590
Radex Heraklith Industriebeteiligungs AG ATS100 ..............      1,250            42,981
Steyr-Daimler Puch AG ATS100 .................................        900            24,117
Universale-Bau AG ATS100 .....................................        400            14,070
Virg Technologie AG ATS100 Bearer ............................      1,400           212,255
Wienerberger Baustoff Industrie ATS100 .......................        800           153,349
Z Landerbank Bank Austria AG ATS100 Ptg Certs ................        600            16,125
                                                                               ------------
                                                                                  1,911,332
                                                                               ------------
BELGIUM 1.3%
Barco NV NPV .................................................      1,255           230,338
Bekaert SA NPV ...............................................        230           136,883
Cementbedrijven Cimenteries NPV ..............................      2,300           206,721
Delhaize Le Lion SA NPV ......................................      5,245           266,144
Electrabel SA NPV ............................................      5,485         1,268,734
Electrabel SA NPV Vvpr Strip .................................        585               189
Fortis AG NPV ................................................      4,240           884,623
Generale de Banque Put Wts 15Nov99 Tractebel .................         24                61
Generale de Banque NPV .......................................      1,665           724,648
Glaverbel SA NPV .............................................        662           103,633
Groupe Bruxelles Lambert NPV .................................      2,450           354,441
Kredietbank NV NPV AFV .......................................        213            89,397
Kredietbank NV NPV ...........................................      1,320           554,010
Petrofina SA NPV .............................................      2,360           871,069
Royale Belge NPV .............................................      1,600           455,602

   The accompanying notes are an integral part of these financial statements.

                                   SAI-183

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                 SHARES          VALUE
                                                                --------   ----------------
Solvay SA NPV ...............................................     8,420     $     529,518
Tractebel Capital NPV .......................................     8,475           738,848
Union Miniere SA NPV ........................................     2,555           177,230
                                                                            -------------
                                                                                7,592,089
                                                                            -------------
DENMARK 1.1%
Aarhus Oliefabrik A/S A DKK100 ..............................       222             9,889
Aarhus Oliefabrik A/S B DKK100 ..............................        47             2,093
Bang & Olufsen Holding DKK10 Series B .......................     1,280            76,270
Carlsberg Brewery A/S A DKK20 ...............................     3,553           192,184
Carlsberg Brewery A/S B DKK20 ...............................     2,887           155,160
D/S AF 1912 B DKK1000 .......................................        22         1,015,304
D/S Svendborg B DKK1000 .....................................        16         1,051,523
Danisco A/S DKK20 ...........................................     6,055           336,035
Den Danske Bank A/S DKK100 ..................................     5,331           710,830
FLS Industries Ser B DKK20 ..................................     4,645           110,847
GN Store Nord DKK20 .........................................     3,580            60,127
ISS International Service System A/S Series B DKK20 .........     2,997           110,300
Korn Og Foderstof DKK20 .....................................     1,000            27,749
Lauritzen Holdings A/S B DKK20 ..............................       226            18,979
NKT Holding A/S DKK100 ......................................       756            60,234
Novo Nordisk AS Dkk10 Ser B .................................     7,559         1,081,874
Ostasiatiske Kompagni DKK100 ................................     1,772            16,045
Radiometer A/S B Shares DKK20 ...............................       851            34,551
SAS Danmark A/S DKK10 .......................................     4,734            69,138
Sophus Berendsen A/S A Shares DKK20 .........................       664           109,690
Sophus Berendsen A/S B DKK20 ................................     2,002           330,391
Superfos A/S DKK20 ..........................................     3,110            78,667
Tele Danmark A/S Series B DKK10 .............................    13,196           819,064
Unidanmark A/S A DKK100 Regd ................................     5,361           393,822
                                                                            -------------
                                                                                6,870,766
                                                                            -------------
FINLAND 0.8%
Ameri Group A FIM20 .........................................     2,525            48,455
Cultor Ltd. Series 2 FIM12 ..................................       800            43,339
Cultor Ltd. Series 1 Ord FIM12 ..............................     1,600            86,971
Instrumentarium Corp. Series A FIM10 ........................     1,600            55,826
Instrumentarium Corp. Series B FIM10 ........................       400            13,957
Kemira Oy Ord FIM10 .........................................    13,300           125,783
Kesko Oy FIM10 ..............................................     9,300           147,216
Kone Corp. B FIM50 ..........................................       700            84,841
Metra Oy A FIM20 ............................................     1,400            33,165
Metra Oy B FIM20 ............................................     4,100            96,373
Nokia AB Oy FIM5 Series K ...................................     8,600           615,923
Nokia AB Oy FIM5 Series A ...................................    22,200         1,577,711
Outokumpu Oy A FIM10 ........................................    12,800           156,313
Pohjola Ord Series A FIM5 ...................................     2,100            79,442
Pohjola Series B FIM5 .......................................     2,100            77,899
Sampo Ser A Fim5 ............................................     6,300           204,775

   The accompanying notes are an integral part of these financial statements.


                                   SAI-184

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                             SHARES         VALUE
                                                            --------   ---------------
Stockmann AB B FIM20 ....................................       650     $     40,584
Stockmann AB A FIM20 ....................................       900           58,673
Unitas Ltd. Series A FIM10 ..............................    85,520          468,002
UPM Kymmene Oy FIM10 ....................................    27,695          554,359
                                                                        ------------
                                                                           4,569,607
                                                                        ------------
FRANCE 7.2%
Accor SA FRF100 .........................................     3,316          616,803
Air Liquide FRF70 .......................................     4,582          717,477
Air Liquide FRF70 Prime Fidelite Regd ...................     2,135          334,311
Alcatel Alsthom CGE FRF40 ...............................    15,185        1,930,983
AXA FRF60 ...............................................    30,829        2,386,535
Banque Nationale de Paris FRF25 .........................    19,882        1,057,247
Bic FRF25 ...............................................     3,900          284,792
Bongrain Group FRF50 ....................................       110           46,444
Bouygues SA FRF50 .......................................     2,328          263,918
Canal Plus FRF20 ........................................     2,948          548,352
Carrefour SA FRF100 .....................................     3,588        1,872,769
Chargeurs International FRF100 ..........................       400           23,937
Club Mediterranee SA FRF25 ..............................       981           69,321
Compagnie de St. Gobain FRF100 ..........................     8,320        1,182,474
Compagnie Financiere Paribas FRF50 A Shares .............    16,024        1,393,076
Compagnie Generale de Geophysique FRF10 .................       375           47,998
Compagnie Generale des Eaux FRF100 ......................    12,510        1,746,782
Compagnie Par Reesco FRF50 ..............................     1,004           81,777
Comptoirs Modernes FRF100 ...............................       475          243,190
Credit National SA FRF100 ...............................     1,395           81,392
Dollfus-Mieg & Cie FRF75 ................................       250            4,447
Eaux (Cie General) Wts 02May01 Eaux C.G. FRF900 .........     6,876            4,675
Eridania Beghin-Say FRF65 ...............................     2,424          379,162
Essilor International Compagnie Generale FRF20 ..........       910          272,280
Etab Eco Casino Guich Perr & Co. FRF10 ..................     5,946          331,110
Europe 1 Communication FRF100 Regd ......................        64           14,032
France Telecom FRF25 ....................................    74,650        2,708,855
Groupe Danone FRF10 .....................................     6,801        1,215,300
GTM Entrepose FRF50 .....................................     1,036           69,746
Havas SA FRF15 ..........................................     7,621          548,532
Imetal SA FRF50 .........................................     1,375          170,965
L'Oreal SA FRF10 ........................................     6,309        2,469,753
Lafarge Coppee FRF25 Br .................................     8,813          578,513
Lagardere Groupe FRF40 Regd .............................    11,115          367,675
Legrand SA FRF10 Post Sub ...............................     2,600          518,197
Louis Vuitton Moet Hennessy FRF10 .......................     8,171        1,356,884
Lyonnaise des Eaux-Dumer FRF60 ..........................    11,732        1,298,818
Michelin FRF12 Regd Class B .............................    12,794          644,393
Moulinex SA FRF10 .......................................     2,374           58,680
Nord Est FRF50 ..........................................       750           14,960
Pathe FRF100 ............................................       700          135,907
Pernod Ricard SA FRF20 ..................................     5,267          309,934

   The accompanying notes are an integral part of these financial statements.

                                   SAI-185

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                               SHARES          VALUE
                                                             ----------   ---------------
Peugeot SA FRF35 .........................................      4,679      $    590,333
Pinault Printemps FRF100 .................................      2,088         1,114,482
Primagaz FRF10 ...........................................      1,900           158,863
Promodes SA FRF20 ........................................      1,800           747,125
Rhone Poulenc SA FRF25 Ord A Shares ......................     31,206         1,398,492
SAGEM FRF50 ..............................................        300           133,647
Salomon SA FRF10 Post Sub ................................      1,450           124,853
Sanofi SA FRF25 ..........................................      9,867         1,098,910
Sefimeg FRF100 Regd ......................................        998            49,768
Seita FRF50 ..............................................      4,850           174,140
Sidel FRF15 ..............................................      2,600           172,444
Simco FRF100 Regd ........................................      1,101            74,122
Skis Rossignol FRF25 Post Sub ............................        600            10,712
Societe Eurafrance FRF200 ................................        345           140,504
Societe Generale Bank FRF30 ..............................      8,911         1,214,626
Societe National Elf Aquitaine FRF50 .....................     25,555         2,973,556
Sodexho Alliance FRF100 Rfd 1Sep97 .......................         58            30,321
Sodexho SA FRF100 ........................................        683           365,917
Sommer Allibert FRF5 .....................................      1,500            52,087
Spie Batignolles FRF50 ...................................     13,695           743,954
Technip FRF20 ............................................      1,550           163,609
Thomson CSF FRF20 ........................................     11,205           353,331
TOTAL SA FRF50 B Shares ..................................     22,739         2,475,796
Unibail SA FRF100 Regd ...................................        650            64,937
Union Immobiliere France FRF100 ..........................        412            29,928
Usinor Sacilor FRF20 .....................................     22,700           327,905
Valeo FRF20 ..............................................      6,550           444,443
                                                                           ------------
                                                                             43,631,201
                                                                           ------------
GERMANY 9.1%
Aachener & Muenchener Beteiligungs DEM5 ..................        500            54,226
Aachener & Muenchener Beteiligungs Reg DEM5 Vink .........      4,120           450,256
Adidas AG DEM5 ...........................................      4,500           592,144
AGIV AG DEM5 .............................................      2,850            53,892
Allianz AG DEM5 Regd .....................................     22,870         5,927,233
BASF AG DEM5 .............................................     60,750         2,153,904
Bayer AG DEM5 ............................................     72,250         2,700,269
Bayer Vereinsbank DEM5 ...................................     28,300         1,852,520
Bayerische Hypothe & Weschel Bank DEM5 ...................     25,630         1,251,535
Beiersdorf AG Ser A B C DEM5 Var .........................      8,400           364,396
Bilfinger & Berger DEM5 ..................................      2,550            79,136
Brau & Brunnen AG DEM50 ..................................        221            22,124
Buderus AG DEM50 .........................................        250           112,066
CKAG Colonia Konzern DEM5 ................................      2,640           252,541
Continental AG DEM5 ......................................      9,400           207,548
Daimler Benz AG DEM5 .....................................     51,430         3,609,739
Degussa AG DEM5 ..........................................      9,200           460,501
Deutsche Bank AG DEM5 ....................................     52,980         3,742,102
Deutsche Telekom DEM5 ....................................    218,950         4,121,958

   The accompanying notes are an integral part of these financial statements.

                                   SAI-186

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                   SHARES          VALUE
                                                                 ----------   ---------------
Didier Werke AG DEM50 ........................................        100      $      8,131
DLW AG DEM50 .................................................         50             5,701
Douglas Holding AG DEM5 ......................................      3,200            96,638
Dresdner Bank AG DEM5 ........................................     48,950         2,259,596
Dyckerhoff AG DEM50 ..........................................         71            20,040
Escada AG DEM50 ..............................................         50             6,785
FAG Kugelfischer DEM5 ........................................      6,050            79,913
Heidelberg Zement DEM5 .......................................      4,811           342,488
Herlitz AG DEM50 .............................................        105             6,657
Hochtief AG DEM5 .............................................      7,000           276,412
Holsten Brauerei AG DEM50 ....................................         62            12,586
IWKA AG DEM50 ................................................        100            23,526
Karstadt AG DEM50 ............................................        833           284,501
Klockner Humboldt Deutz DEM5 .................................      2,250            16,518
Linde AG DEM50 ...............................................        838           511,736
Lufthansa AG DEM5 Regd Vink ..................................     38,050           730,085
MAN AG DEM50 .................................................      1,078           312,361
Mannesmann AG DEM50 ..........................................      3,670         1,855,367
Merck KGAA DEM5 ..............................................     17,150           557,982
Metro AG DEM5 ................................................     22,400           803,540
Munich Reinsurance DEM5 ......................................        300            67,991
Munich Reinsurance DEM10 Vink DEM5 Pd Regd ...................      7,950         2,997,759
Preussag AG DEM50 ............................................      1,500           457,998
PWA Papierwerke Waldhof Aschaffenberg AG DEM50 ...............        500            85,510
Rheinmetall AG DEM5 ..........................................      1,000            19,493
RWE AG DEM5 ..................................................     33,680         1,807,587
Salamander AG DEM50 ..........................................        100            15,851
SAP AG DEM5 ..................................................      6,100         1,854,043
Schering AG DEM5 .............................................      6,800           656,158
SGL Carbon DEM5 ..............................................      2,050           264,510
Siemens AG DEM5 ..............................................     56,100         3,322,863
Strabag AG DEM50 .............................................        100             6,952
Thyssen AG DEM50 .............................................      3,400           728,014
VEBA AG DEM5 .................................................     49,250         3,355,384
VIAG AG DEM50 ................................................      2,655         1,430,831
Volkswagen AG DEM50 ..........................................      2,755         1,550,608
                                                                               ------------
                                                                                 54,840,205
                                                                               ------------
HONG KONG 2.7%
Bank of East Asia Ltd. HKD2.50 ...............................    132,586           310,577
Cathay Pacific Airways Ltd. HKD0.20 ..........................    340,000           276,449
Cheung Kong (Holdings) Ltd. HKD0.50 ..........................    228,000         1,493,366
China Light & Power Co., Ltd. HKD5 ...........................    246,207         1,366,357
Chinese Estates Holdings Ord HKD0.10 .........................    191,294            84,559
Dickson Concept Inc. HKD0.30 .................................     26,600            38,793
Electric & Eltek International Holdings Ltd. HKD0.10 .........     49,000            12,142
Giordano International HKD0.1 ................................     39,000            13,464
Hang Lung Development Co., Ltd. HKD1 .........................    133,000           187,100
Hang Seng Bank Ltd. HKD5 .....................................    191,312         1,845,648

   The accompanying notes are an integral part of these financial statements.

                                   SAI-187

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                    SHARES           VALUE
                                                                 ------------   ---------------
Hong Kong & China Gas Co., Ltd. HKD0.25 ......................      363,182      $    703,090
Hong Kong & Shanghai Hotels Wts 10Dec98 To Sub Ord ...........            7                 0
Hong Kong & Shanghai Hotels Ltd. HKD0.50 .....................      116,000            95,815
Hong Kong Aircraft Engineering Co. HKD1 ......................       18,400            46,307
Hong Kong Telecommunications Ltd. HKD0.50 ....................    1,177,281         2,423,462
Hopewell Holdings Ltd. HKD0.50 ...............................      434,000           108,104
Hutchison Whampoa Ltd. HKD0.25 ...............................      384,000         2,408,590
Hysan Development Co., Ltd. HKD5 .............................      102,000           203,387
Johnson Electric Holdings HKD0.10 ............................       45,580           131,182
Kumagai Gumi Ltd. HKD1 .......................................       23,000            17,514
Miramar Hotel & Investment HKD0.70 ...........................       57,350            96,962
New World Development Co., Ltd. HKD1 .........................      188,708           652,710
Oriental Press Group HKD0.25 .................................       81,000            24,567
Peregrine Investment Holdings HKD0.60 ........................       45,000            31,943
Regal Hotel International HKD0.10 ............................      282,400            53,577
Shangri-La Asia Ltd. HKD1 ....................................      157,000           132,720
Shun Tak Holdings Ltd. HKD0.25 ...............................       81,000            21,692
Sino Land Co., Ltd. HKD1 .....................................      309,866           186,961
South China Morning Post HKD0.10 .............................      171,000           120,278
Stelux Holdings Wts 28Feb98 To Sub Ord .......................           84                 0
Sun Hung Kai Properties Ltd. HKD0.50 .........................      236,320         1,646,985
Swire Pacific Ltd. A HKD0.60 .................................      156,000           855,675
Tai Cheung Holdings Ltd. HKD0.10 .............................       34,600            13,731
Television Broadcasting Ltd. HKD0.05 .........................       42,000           119,795
Varitronix International Ltd. HKD0.25 ........................       28,000            48,062
Wharf Holdings Ltd. HKD1 .....................................      228,400           501,118
Wing Lung Bank Ltd. HKD5 .....................................       23,010           110,176
                                                                                 ------------
                                                                                   16,382,858
                                                                                 ------------
IRELAND 0.3%
Allied Irish Banks PLC Ord IEP0.25 ...........................       72,411           701,825
Crean (James) PLC Units ......................................        3,223             6,569
CRH PLC Ord IEP0.25 ..........................................       32,578           381,691
Fyffes PLC Ord IEP0.05 .......................................       25,141            37,626
Greencore Group Ord IEP0.50 ..................................       15,848            74,543
Independent Newspapers PLC Ord IEP0.25 .......................       21,220           116,445
Irish Life PLC Ord IEP0.10 ...................................       26,770           153,769
Jefferson Smurfit Group PLC Ord IEP0.25 ......................       92,855           262,051
Kerry Group PLC Ord IEP0.10 ..................................       13,900           148,789
Waterford Wedgewood PLC Ord IEP0.05 ..........................       61,563            83,360
                                                                                 ------------
                                                                                    1,966,668
                                                                                 ------------
ITALY 3.7%
Arnoldo Mondadori Editore SpA ITL1000 Ord. ...................       12,000            94,344
Assicurazioni Generali ITL2000 ...............................       83,585         2,054,172
Banca Commerciale Italiana SpA ITL1000 .......................      172,350           599,522
Banca Populare di Milano ITL1000 .............................       22,200           139,378
Banco Ambrosiano Veneto New ITL1000 Ww S/R 2Jan98 ............       49,100           208,981
Banco Ambrosiano Veneto New Risp ITL1000Ww S/R2Jan98 .........       21,500            26,644

   The accompanying notes are an integral part of these financial statements.

                                   SAI-188

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                  SHARES           VALUE
                                                                ----------   ----------------
Banco Ambrosiano Veneto SpA Ord ITL1000 .....................     49,100      $     188,014
Banco Ambrosiano Veneto SpA ITL1000 non conv ................     21,500             41,954
Benetton Group SpA ITL500 ...................................     17,024            278,759
Bulgari SpA ITL125 ..........................................     28,000            142,534
Burgo Cartiere SpA ITL5000 ..................................     12,400             74,169
Cementir SpA ITL1000 ........................................     13,100             12,448
Cogefar Impresit SpA ITL1000 ................................     57,300             43,720
Credito Italiano SA ITL500 ..................................    214,500            661,821
Danieli & Cofficine Meccaniebe SpA ITL2000 ..................      2,100             14,432
Danieli & Cofficine Meccaniebe SpA ITL2000 non conv .........      2,100              7,554
Edison SpA ITL1000 ..........................................     60,600            366,754
ENI SpA ITL1000 Regd ........................................    844,200          4,789,221
Falck, Accia & Ferr Lombarde ITL2500 ........................      7,880             36,057
Fiat SpA ITL1000 ............................................    349,623          1,017,429
Fiat SpA ITL1000 non conv ...................................     76,869            127,173
Gilardini Industriale SpA ITL1000 ...........................     41,500             71,006
IMI ITL5000 .................................................     58,200            691,291
INA Ist Nazionale Assoc ITL1000 .............................    385,500            781,686
IST Bancario S.Paolo(to) ITL10000 ...........................     76,740            733,546
Italcementi SpA ITL2000 .....................................     15,910            110,957
Italcementi SpA ITL2000 non conv ............................      5,200             15,588
Italgas ITL1000 .............................................     67,660            279,366
La Previdente ITL1000 .......................................      5,100             39,952
La Rinascente SpA ITL1000 ...................................     19,372            144,633
La Rinascente SpA ITL1000 non conv ..........................      2,100              7,839
Marzotto & Figli SpA Di Risp ITL1000 ........................      1,200             14,559
Marzotto & Figli SpA ITL1000 ................................      5,200             65,000
Mediaset ITL1000 ............................................    112,400            552,465
Mediobanca SpA ITL1000 ......................................     45,366            356,411
Montedison SpA ITL1000 non conv .............................     42,500             27,909
Montedison SpA New ITL1000 Post Cons ........................    474,727            426,664
Olivetti Spa ITL1000 ........................................    225,278            136,212
Parmalat Finanziaria SpA ITL1000 ............................    139,500            199,624
Pirelli SpA ITL1000 .........................................    158,083            422,926
Pirelli SpA ITL1000 non conv ................................      4,200              7,626
RAS SpA ITL1000 .............................................     31,576            309,867
RAS SpA ITL1000 non conv ....................................     11,913             80,858
Reno De Medici Spa ITL1000 ..................................      3,100              8,223
S.A.I. ITL1000 non conv .....................................      3,100             13,677
S.A.I. ITL1000 ..............................................     11,500            128,139
Sirti SpA ITL1000 ...........................................     20,732            125,471
Snia BPD SpA ITL1000 non conv ...............................        200                159
Snia BPD SpA ITL1000 ........................................     63,500             65,368
Telecom Italia Mobilia ITL50 Di Risp ........................    148,989            423,878
Telecom Italia Mobilia ITL50 ................................    630,365          2,911,166
Telecom Italia Spa Di Risp ITL1000 ..........................     86,819            383,026
Telecom Italia Spa ITL1000 ..................................    351,535          2,246,806
                                                                              -------------
                                                                                 22,706,978
                                                                              -------------

   The accompanying notes are an integral part of these financial statements.

                                   SAI-189

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                             SHARES          VALUE
                                                           ----------   ---------------
JAPAN 23.9%
77 Bank JPY50 ..........................................     37,000      $    264,649
Acom Co. JPY50 .........................................     14,300           791,872
Advantest Corp. JPY50 ..................................      8,810           501,411
Ajinomoto Co., Inc. JPY50 ..............................     63,000           615,362
Alps Electric Co. JPY50 ................................     17,000           160,820
Amada Co., Ltd. JPY50 ..................................     28,000           104,445
Amano Corp. JPY50 ......................................      7,000            53,837
Aoki Corp. JPY50 .......................................     21,000             6,784
Aoyama Trading Co. JPY50 ...............................      7,100           127,233
Arabian Oil Co. JPY500 .................................      5,200            79,187
Asahi Bank Ltd. JPY50 ..................................    226,000           921,235
Asahi Breweries Ltd. JPY50 .............................     46,000           672,199
Asahi Chemical Industry JPY50 ..........................    140,000           475,923
Asahi Glass Co., Ltd. JPY50 ............................    114,000           543,604
Ashikaga Bank Ltd. JPY50 ...............................     60,000            96,907
Autobacs Seven JPY50 ...................................      3,700           106,713
Bank of Tokyo JPY50 ....................................    453,400         6,276,828
Bank of Yokohama Ltd. JPY50 ............................    111,000           293,675
Bridgestone Corp. JPY50 ................................     80,000         1,741,256
Brother Industries Ltd. JPY50 ..........................     19,000            43,547
Canon, Inc. JPY50 ......................................     84,000         1,963,989
Casio Computer Co. JPY50 ...............................     27,000           194,368
Chiba Bank Ltd. JPY50 ..................................     76,000           236,731
Chiyoda Corp. JPY50 ....................................     14,000            15,074
Chugai Pharmaceutical Co. JPY50 ........................     24,000           123,672
Citizen Watch Co., Ltd. JPY50 ..........................     32,000           215,350
Cosmo Oil Co. Ltd JPY50 ................................     61,000            92,893
Credit Saison Co., Ltd. JPY50 ..........................     16,125           399,339
CSK Corp. JPY50 ........................................      6,200           159,266
Dai Ichi Pharmaceutical Co. JPY50 ......................     27,000           305,258
Dai Nippon Printing Co., Ltd. JPY50 ....................     74,000         1,394,389
Daicel Chemical Industries Ltd. JPY50 ..................     36,000            47,069
Daido Steel Co., Ltd. JPY50 ............................     31,000            39,101
Daiei Inc. JPY50 .......................................     69,000           286,569
Daifuku Co., Ltd. JPY50 ................................      8,000            39,071
Daikin Industries, Ltd. JPY50 ..........................     26,000            98,384
Daikyo Inc. JPY50 ......................................     13,000             9,998
Daimaru Inc. JPY50 .....................................     26,000            61,590
Dainippon Ink & Chemicals Inc. JPY50 ...................     77,000           195,430
Dainippon Screen Manufacturing Co., Ltd. JPY50 .........     17,000            78,449
Daito Trust Construction JPY50 .........................     13,800            84,591
Daiwa House Industry JPY50 .............................     51,000           270,648
Daiwa Kosho Lease Co., Ltd. JPY50 ......................     11,000            44,839
Daiwa Securities Co., Ltd. JPY50 .......................    131,000           453,388
Denki Kagaku Kogyo KK JPY50 ............................     34,000            51,515
East Japan Railway Co. JPY50000 ........................        389         1,762,183
Ebara Corp. JPY50 ......................................     28,000           297,183
Eisai Co., Ltd. JPY50 ..................................     27,450           420,128

   The accompanying notes are an integral part of these financial statements.


                                   SAI-190

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                     SHARES          VALUE
                                                   ----------   ---------------
Ezaki Glico Co., Ltd. JPY50 ....................     10,800      $     70,022
Fanuc Ltd. JPY50 ...............................     23,300           885,256
Fuji Bank Ltd. JPY50 ...........................    282,000         1,145,168
Fuji Photo Film Co., Ltd. JPY50 ................     50,000         1,922,765
Fujikura Ltd. JPY50 ............................     34,000           225,933
Fujita Corp. JPY50 .............................     31,000            11,206
Fujita Kanko Inc. JPY50 ........................     12,000           129,210
Fujitsu Ltd. JPY50 .............................    181,000         1,948,915
Furukawa Electric Ltd. JPY50 ...................     64,000           275,155
Gakken JPY50 ...................................      7,000             9,852
Gunma Bank Ltd. JPY50 ..........................     50,000           326,870
Gunze Ltd. JPY50 ...............................     17,000            28,242
Hankyu Corp. JPY50 .............................     83,000           390,037
Hankyu Department Store JPY50 ..................     18,000           100,368
Haseko Corp. JPY50 .............................     31,000            15,974
Hazama Corp. JPY50 .............................     20,000             9,845
Higo Bank JPY50 ................................     25,000           126,902
Hirose Electric Co., Ltd. JPY50 ................      3,900           200,068
Hitachi Ltd. JPY50 .............................    324,000         2,317,470
Hitachi Zosen Corp. JPY50 ......................     97,000           155,921
Hokuriku Bank Ltd. JPY50 .......................     67,000            87,601
Honda Motor Co., Ltd. JPY50 ....................     95,000         3,499,817
House Food Industrial Co., Ltd. JPY50 ..........     11,000           143,823
Hoya Corp. JPY50 ...............................     11,000           346,867
Inax Corp. JPY50 ...............................     23,000            67,043
Industrial Bank of Japan Ltd. JPY50 ............    246,440         1,762,708
Isetan Co., Ltd. JPY50 .........................     21,000            88,024
Ishihara Sangyo Kaisha JPY50 ...................     23,000            25,650
Ito Yokado Co., Ltd. JPY50 .....................     40,000         2,045,822
ITOCHU Corp. JPY50 .............................    139,000           219,157
Itoham Foods JPY50 .............................     22,000           104,568
Iwatani International Corp. JPY50 ..............     18,000            31,979
Jaccs Co., Ltd. JPY50 ..........................     11,000            67,681
Japan Airlines Co., Ltd. JPY50 .................    173,000           472,346
Japan Energy Corp. JPY50 .......................    106,000           100,276
Japan Metals & Chemicals JPY50 .................      7,000             5,868
Japan Steel Works Ltd. JPY50 ...................     26,000            19,797
JGC Corp. JPY50 ................................     13,000            27,496
Joyo Bank Ltd. JPY50 ...........................     86,000           304,258
Jusco Co., Ltd. JPY50 ..........................     31,000           438,698
Kajima Corp. JPY50 .............................     93,000           235,323
Kaken Pharmaceutical JPY50 .....................      7,000            13,836
Kamigumi Co., Ltd. JPY50 .......................     27,000            80,156
Kandenko Co. Ltd. JPY50 ........................     19,900           101,933
Kanebo Ltd. JPY50 ..............................     36,000            26,303
Kaneka Corp. JPY50 .............................     34,000           154,021
Kansai Electric Power Co., Inc. JPY500 .........     95,100         1,616,438
Kansai Paint Co., Ltd. JPY50 ...................     20,000            48,454
Kao Corp. JPY50 ................................     59,000           853,092

   The accompanying notes are an integral part of these financial statements.

                                   SAI-191

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                    SHARES          VALUE
                                                                  ----------   ---------------
Katokichi Co. JPY50 ...........................................      4,000      $     49,530
Kawasaki Heavy Industries Ltd. JPY50 ..........................    135,000           209,735
Kawasaki Kisen Kaisha Ltd. JPY50 ..............................     42,000            51,038
Kawasaki Steel JPY50 ..........................................    316,000           432,607
Keihin Electric Express Railway JPY50 .........................     49,480           173,152
Kikkoman Corp. JPY50 ..........................................     19,000            96,592
Kinden Corp. JPY50 ............................................     26,200           280,093
Kinki Nippon Railway JPY50 ....................................    157,370           843,608
Kirin Brewery Co., Ltd. JPY50 .................................    102,000           745,264
Kissei Pharmaceutical Co., Ltd. JPY50 .........................      4,300            62,175
Kokuyo Co., Ltd. JPY50 ........................................     13,000           224,964
Komatsu Ltd. JPY50 ............................................     96,000           483,614
Komori Corp. JPY50 ............................................      8,000           119,365
Konami Co., Ltd. JPY50 ........................................      3,500            86,409
Konica Corp. JPY50 ............................................     35,000           161,512
Koyo Seiko Co., Ltd. JPY50 ....................................     19,000            76,280
Kubota Corp. JPY50 ............................................    137,000           362,464
Kumagai Gumi Co., Ltd. JPY50 ..................................     48,000            26,211
Kurabo Industries JPY50 .......................................     19,000            20,458
Kuraray Co., Ltd. JPY50 .......................................     33,000           274,109
Kureha Chemical Industry Co., Ltd. JPY50 ......................     16,000            32,979
Kurita Water Industries Ltd. JPY50 ............................     12,600           128,887
Kyocera Corp. JPY50 ...........................................     18,000           819,559
Kyowa Hakko Kogyo Co., Ltd. JPY50 .............................     43,000           186,854
Kyudenko Co., Ltd. JPY50 ......................................      6,000            30,410
Lion Corp. JPY50 ..............................................     30,000            89,062
Maeda Road Construction Co., Ltd. JPY50 .......................      7,000            27,995
Makino Milling Machine Co., Ltd. JPY50 ........................      7,000            44,416
Makita Corp. JPY50 ............................................     16,000           153,821
Marubeni Corp. JPY50 ..........................................    145,000           255,382
Maruha Corp. JPY50 ............................................     21,000            19,058
Marui Co., Ltd. JPY50 .........................................     36,000           562,063
Matsushita Electric Industrial Co., Ltd. JPY50 ................    205,000         3,011,435
Meiji Milk Products JPY50 .....................................     21,000            54,591
Meiji Seika Kaisha Ltd. JPY50 .................................     38,000           126,841
Minebea Co. Ltd. JPY50 ........................................     38,000           409,164
Misawa Homes Co., Ltd. JPY50 ..................................      9,000            24,988
Mitsubishi Corp. JPY50 ........................................    152,000         1,204,112
Mitsubishi Electric Corp. JPY50 ...............................    209,000           536,882
Mitsubishi Estate Co., Ltd. JPY50 .............................    126,000         1,376,084
Mitsubishi Gas & Chemical Co., Inc. JPY50 .....................     48,000           126,626
Mitsubishi Heavy Industries Ltd. JPY50 ........................    328,000         1,372,331
Mitsubishi Kasei Corp. JPY50 ..................................    213,000           306,343
Mitsubishi Material Corp. JPY50 ...............................    110,000           177,663
Mitsubishi Oil Co., Ltd. JPY50 ................................     44,000            65,312
Mitsubishi Paper Mills Ltd. JPY50 .............................     23,000            32,372
Mitsubishi Rayon Co., Ltd. JPY50 ..............................     61,000           150,129
Mitsubishi Trust & Banking Corp. JPY50 ........................    127,000         1,279,562
Mitsubishi Warehouse & Transportation Co., Ltd. JPY50 .........     16,000           167,357

   The accompanying notes are an integral part of these financial statements.

                                   SAI-192

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                SHARES         VALUE
                                                              ---------   ---------------
Mitsui & Co., Ltd. JPY50 ..................................    154,000     $    914,375
Mitsui Engineering & Shipbuilding Co., Ltd. JPY50 .........     81,000           51,707
Mitsui Fudosan Co., Ltd. JPY50 ............................     79,000          765,568
Mitsui Marine & Fire Insurance Co., Ltd. JPY50 ............     71,000          363,679
Mitsui Mining & Smelting Co., Ltd. JPY50 ..................     49,000          197,476
Mitsui OSK Lines Ltd. JPY50 ...............................    108,000          150,345
Mitsui Soko Co. JPY50 .....................................     10,000           25,150
Mitsui Trust & Banking Co., Ltd. JPY50 ....................    116,000          225,717
Mitsukoshi Ltd. JPY50 .....................................     47,000          125,433
Mori Seiki Co., Ltd. JPY50 ................................      9,000           93,446
Murata Manufacturing Co., Ltd. JPY50 ......................     23,000          580,214
Nagase & Co., Ltd. JPY50 ..................................     11,000           32,149
Nagoya Railroad Co., Ltd. JPY50 ...........................     80,000          275,648
Namco JPY50 ...............................................      5,200          151,575
Nankai Electric Railway JPY50 .............................     48,750          213,715
NEC Corp. JPY50 ...........................................    155,000        1,657,039
New Oji Paper Co., Ltd. JPY50 .............................    100,166          399,829
NGK Insulators Ltd. JPY50 .................................     36,000          321,179
NGK Spark Plug Co., Ltd. JPY50 ............................     22,000          125,210
Nichido Fire & Marine Insurance Co., Ltd. JPY50 ...........     44,100          230,640
Nichii Co. Ltd. JPY50 .....................................     31,000          259,881
Nichirei Corp. JPY50 ......................................     30,000           64,605
Nihon Cement Co., Ltd. JPY50 ..............................     32,000           66,205
Niigata Engineering Co., Ltd. JPY50 .......................     24,000           10,521
Nikon Corp. JPY50 .........................................     36,000          357,173
Nippon Beet Sugar Manufacturing Co. JPY50 .................     11,000           14,890
Nippon Comsys Corp. JPY50 .................................     12,000          148,591
Nippon Express Co. Ltd. JPY50 .............................    104,000          519,916
Nippon Fire & Marine Insurance Co., Ltd. JPY50 ............     56,000          210,612
Nippon Light Metal Co. JPY50 ..............................     52,000           75,988
Nippon Meat Packers JPY50 .................................     22,000          301,182
Nippon Oil Co., Ltd. JPY50 ................................    120,000          311,026
Nippon Paper Industries JPY50 .............................     92,000          362,280
Nippon Sharyo Ltd. JPY50 ..................................     10,000           27,919
Nippon Sheet Glass Co., Ltd. JPY50 ........................     31,000           43,393
Nippon Shinpan Co., Ltd. JPY50 ............................     22,000           24,873
Nippon Shokubai Co., Ltd. JPY50 ...........................     19,000           77,303
Nippon Steel Corp. JPY50 ..................................    670,000          994,531
Nippon Suisan Kaisha Ltd. JPY50 ...........................     21,000           26,650
Nippon Telegraph & Telephone Corp. JPY50000 ...............      1,237       10,655,502
Nippon Yusen KK JPY50 .....................................    115,000          316,641
Nippondenso Co., Ltd. JPY50 ...............................     86,000        1,554,363
Nishimatsu Construction Co., Ltd. JPY50 ...................     27,000           85,140
Nissan Motor Co., Ltd. JPY50 ..............................    244,000        1,013,374
Nisshinbo Industries Inc. JPY50 ...........................     23,000           97,292
Nissin Food Products JPY50 ................................     13,000          236,962
Nitto Denko Corp. JPY50 ...................................     15,000          259,573
NKK Corp. JPY50 ...........................................    342,000          273,556
NOF Corp. JPY50 ...........................................     16,000           26,949

   The accompanying notes are an integral part of these financial statements.

                                   SAI-193

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                          SHARES         VALUE
                                                        ---------   ---------------
Nomura Securities Co., Ltd. JPY50 ...................    191,000     $  2,556,047
Noritake Co., Ltd. JPY50 ............................     11,000           52,622
NSK Ltd. JPY50 ......................................     55,000          137,478
NTN Toyo Bearing Co., Ltd. JPY50 ....................     45,000          104,522
Obayashi Corp. JPY50 ................................     72,000          245,868
Odakyu Electric Railway JPY50 .......................     71,080          308,328
Okamoto Industries Inc. JPY50 .......................     11,000           19,458
Okuma Corp. JPY50 ...................................     10,000           35,687
Okumura Corp. JPY50 .................................     24,000           57,221
Olympus Optical Co., Ltd. JPY50 .....................     26,000          180,171
Omron Corp. JPY50 ...................................     25,000          392,244
Onoda Cement Co., Ltd. JPY50 ........................     56,000          103,368
Onward Kashiyama Co., Ltd. JPY50 ....................     17,000          197,430
Orient Corp. JPY50 ..................................     24,000           38,948
Orix Corp. JPY50 ....................................      6,300          440,928
Osaka Gas Co., Ltd. JPY50 ...........................    246,000          563,816
Oyo Corp. JPY50 .....................................      2,300           33,256
Penta Ocean Construction Co., Ltd. JPY50 ............     25,000           35,187
Pioneer Electronic Corp. JPY50 ......................     17,000          262,804
QP Corp. JPY50 ......................................     16,000           97,830
Renown Inc. JPY50 ...................................     20,000            8,460
Rohm Co. JPY50 ......................................     11,000        1,125,202
Sakura Bank Ltd. JPY50 ..............................    333,000          955,299
Sanden Corp. JPY50 ..................................     14,000           60,298
Sankyo Aluminium Industries Co., Ltd. JPY50 .........     16,000           14,275
Sankyo Co., Ltd. JPY50 ..............................     45,000        1,020,988
Sanrio Co., Ltd. JPY50 ..............................      6,000           31,610
Sanwa Shutter Corp. JPY50 ...........................     23,000          116,043
Sanyo Electric Co., Ltd. JPY50 ......................    190,000          496,842
Sapporo Breweries JPY50 .............................     33,000          104,060
Sato Kogyo JPY50 ....................................     19,000           11,837
Secom Co., Ltd. JPY50 ...............................     11,000          705,578
Sega Enterprises Ltd. JPY50 .........................      9,800          177,879
Seino Transportation JPY50 ..........................     15,000           75,103
Seiyu Ltd. JPY50 ....................................     22,000           69,712
Sekisui Chemical Co., Ltd. JPY50 ....................     54,000          275,355
Sekisui House Ltd. JPY50 ............................     69,000          445,243
Sharp Corp. JPY50 ...................................    109,000          752,816
Shimachu JPY50 ......................................      4,000           63,067
Shimano Inc. JPY50 ..................................     14,000          258,420
Shimizu Corp. JPY50 .................................     77,000          178,848
Shin-Etsu Chemical Co., Ltd. JPY50 ..................     36,800          704,747
Shionogi & Co., Ltd. JPY50 ..........................     34,000          156,375
Shiseido Co., Ltd. JPY50 ............................     41,000          561,294
Shizuoka Bank Ltd. JPY50 ............................     78,000          839,864
Showa Denko KK JPY50 ................................    101,000           88,555
Skylark Co., Ltd. JPY50 .............................     10,000           96,138
SMC Corp. JPY50 .....................................      6,300          557,217
Snow Brand Milk Products Co., Ltd. JPY50 ............     32,000           86,386

   The accompanying notes are an integral part of these financial statements.

                                   SAI-194

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                               SHARES          VALUE
                                                             ----------   ---------------
Sony Corp. JPY50 .........................................     38,300      $  3,416,984
Sumitomo Bank Ltd. JPY50 .................................    305,000         3,495,202
Sumitomo Cement Co., Ltd. JPY50 ..........................     33,000            41,624
Sumitomo Chemical Co., Ltd. JPY50 ........................    158,000           364,556
Sumitomo Corp. JPY50 .....................................    103,000           578,291
Sumitomo Electric Industries JPY50 .......................     71,000           971,996
Sumitomo Forestry Co., Ltd. JPY50 ........................     17,000            83,548
Sumitomo Heavy Industries Ltd. JPY50 .....................     57,000           174,918
Sumitomo Marine & Fire Insurance Co., Ltd. JPY50 .........     66,000           350,251
Sumitomo Metal Industries JPY50 ..........................    306,000           393,029
Sumitomo Metal Mining Co. JPY50 ..........................     56,000           185,201
Taisei Corp. JPY50 .......................................     99,000           162,943
Taisho Pharmaceutical Co., Ltd. JPY50 ....................     33,000           845,171
Taiyo Yuden Co. Ltd. JPY50 ...............................     11,000            76,564
Takara Shuzo Co., Ltd. JPY50 .............................     21,000            78,333
Takara Standard JPY50 ....................................     11,000            54,145
Takashimaya Co. JPY50 ....................................     30,000           182,278
Takeda Chemical Industries Ltd. JPY50 ....................     85,000         2,431,913
Takuma Co., Ltd. JPY50 ...................................      6,000            41,532
Teijin Ltd. JPY50 ........................................     95,000           199,468
Teikoku Oil Co., Ltd. JPY50 ..............................     26,000            67,989
Toa Corp. JPY50 ..........................................     12,000            15,782
Tobu Railway Co., Ltd. JPY50 .............................     83,000           260,450
Toei JPY50 ...............................................     11,000            40,186
Toho Co. JPY500 ..........................................      1,810           193,499
Tohoku Electric Power Co., Inc. JPY500 ...................     48,900           744,664
Tokai Bank Ltd. JPY50 ....................................    197,000           921,204
Tokio Marine & Fire Insurance Co., Ltd. JPY50 ............    151,000         1,718,798
Tokyo Broadcasting System Inc. JPY50 .....................     17,000           215,734
Tokyo Dome Corp. JPY50 ...................................     16,000           106,813
Tokyo Electric Power Co., Inc. JPY500 ....................    131,500         2,407,071
Tokyo Electron Ltd. JPY50 ................................     16,800           540,097
Tokyo Gas Co., Ltd. JPY50 ................................    273,000           621,499
Tokyo Steel Manufacturing JPY50 ..........................     15,200            51,555
Tokyo Style JPY50 ........................................     10,000            90,755
Tokyo Tatemono Co. Ltd. JPY50 ............................     22,000            28,765
Tokyotokeiba JPY20 .......................................     18,000            23,258
Tokyu Corp. JPY50 ........................................    107,000           414,763
Toppan Printing Co. Ltd. JPY50 ...........................     68,000           889,087
Toray Industries Inc. JPY50 ..............................    136,000           611,901
Tosoh Corp. JPY50 ........................................     58,000            97,692
Tostem Corp. JPY50 .......................................     21,000           226,117
Toto Ltd. JPY50 ..........................................     35,800           229,634
Toyo Engineering Corp. JPY50 .............................     12,000             8,676
Toyo Exterior Co. JPY50 ..................................      4,000            26,303
Toyo Seikan Kaisha Ltd. JPY50 ............................     21,100           301,843
Toyobo Co., Ltd. JPY50 ...................................     67,000            81,418
Toyoda Auto Loom Works Ltd. JPY50 ........................     28,000           516,839
Toyota Motor Corp. JPY50 .................................    370,000        10,642,889

   The accompanying notes are an integral part of these financial statements.

                                   SAI-195

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                        SHARES          VALUE
                                                      ----------   --------------
Trans Cosmos Inc. JPY50 ...........................      2,000      $     35,225
Tsubakimoto Machinery & Engineering JPY50 .........     14,000            50,607
UBE Industries Ltd. JPY50 .........................     81,000           103,414
Uni-Charm JPY50 ...................................      7,000           248,729
Uniden Corp. JPY50 ................................      4,000            32,302
Unitika Ltd. JPY50 ................................     34,000            18,305
UNY Co., Ltd. JPY50 ...............................     18,000           247,806
Wacoal Corp. JPY50 ................................     15,000           149,976
Yamaguchi Bank Ltd. JPY50 .........................     19,000           233,808
Yamaha Corp. JPY50 ................................     20,000           227,655
Yamaichi Securities Co. JPY50 .....................    117,000               900
Yamanouchi Pharmaceutical Co., Ltd. JPY50 .........     32,000           689,119
Yamato Transport Co., Ltd. JPY50 ..................     39,000           524,915
Yamazaki Baking Co. Ltd JPY50 .....................     21,000           205,121
Yasuda Trust & Banking Co., Ltd. JPY50 ............    107,000           106,983
Yokogawa Electric Corp. JPY50 .....................     25,000           154,975
                                                                    ------------
                                                                     144,524,401
                                                                    ------------
MALAYSIA 0.8%
Aluminium Co. of Malaysia Bhd MYR1 ................      9,300             2,126
Amalgamated Steel Mills Bhd Ord MYR0.50 ...........    129,800            22,676
AMMB Holdings Bhd MYR1 ............................     41,400            27,122
Antah Holdings Bhd Ord MYR0.50 ....................     17,220             5,265
Aokam Perdana Bhd MYR1 ............................     14,000             1,529
Berjaya Group Bhd MYR1 ............................     90,650            18,398
Berjaya Leisure Bhd MYR1 ..........................     63,900            39,072
Commerce Asset Holdings Bhd MYR1 ..................     80,680            38,554
DCB Holdings Bhd MYR1 .............................    158,700            76,652
Edaran Otomobil Nasional Bhd MYR1 .................     23,100            47,181
Ekran Bhd MYR1 ....................................     53,200            37,586
Golden Hope Plantations Bhd MYR1 ..................    104,200           120,467
Golden Plus Holdings Bhd MYR1 .....................     11,300             2,555
Guinness Anchor Bhd MYR0.50 .......................     31,700            39,092
Highlands & Lowlands Bhd Ord MYR0.50 ..............     62,300            63,703
Hong Leong Industries Bhd MYR0.50 .................     22,880            23,278
Hong Leong Properties Bhd Ord MYR0.50 .............     55,500            10,124
Hume Industries Bhd MYR1 ..........................     25,500            26,729
Idris Hydraulic (Malaysia) Bhd MYR0.50 ............     44,200             6,700
IGB Corp. Bhd MYR0.50 .............................     42,000             9,765
Industrials Oxygen Inc. Bhd MYR0.50 ...............     87,400            28,292
Jaya Tiasa Holdings MYR1 ..........................     26,000            47,760
Johan Holdings Bhd MYR0.50 ........................     21,700             5,965
Kedah Cement Holdings Bhd MYR1 ....................     36,600             6,723
Kelanamas Industries Bhd MYR1 .....................      6,800               847
Kemayan Corp. Bhd MYR0.50 .........................     28,500             3,807
Kian Joo Can Factory Bhd MYR0.50 ..................      9,300             8,267
Kuala Lumpur Kepong Bhd Ord MYR1 ..................     73,500           157,674
Land & General Bhd MYR1 ...........................     42,900             7,936
Landmarks Bhd MYR1 ................................     36,900             5,404

   The accompanying notes are an integral part of these financial statements.

                                   SAI-196

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                           SHARES          VALUE
                                                                         ----------   ---------------
Leader Universal Holdings Bhd MYR1 ...................................     34,000      $     10,482
Magnum Corp. Bhd MYR0.50 .............................................    154,700            93,002
Malayan Banking Bhd MYR1 .............................................    117,900           342,278
Malayan Cement Bhd MYR0.50 ...........................................     32,125            21,871
Malayan United Industries Bhd MYR1 ...................................    187,320            32,725
Malayawata Steel Bhd MYR1 ............................................     18,450             4,503
Malaysia Mining Corp. Bhd MYR1 .......................................     86,800            34,119
Malaysian Airline System Bhd Ord MYR1 ................................     79,500            63,725
Malaysian International Shipping Corp. Bhd MYR1 Alien Market .........    100,833           147,660
Malaysian Mosaics Bhd MYR1 ...........................................     24,600             8,848
Malaysian Oxygen Bhd MYR0.50 .........................................     14,800            33,080
Malaysian Pacific Industries Bhd. MYR0.50 ............................     21,966            52,765
Malaysian Resources Corp. Bhd MYR1 ...................................    103,066            23,831
MBF Capital Bhd MYR1 .................................................     81,000            18,833
Metroplex Bhd MYR0.50 ................................................     85,600            21,882
Mulpha International Bhd MYR0.50 .....................................     81,250             9,498
Multi Purpose Holdings MYR1 ..........................................     80,700            20,733
Mycom Bhd MYR1 .......................................................     40,666            10,134
Nestle Malaysia Bhd MYR1 .............................................     24,500           113,299
New Straits Times Press Bhd MYR1 .....................................     20,400            25,262
Oriental Holdings Bhd MYR1 ...........................................     33,272            40,689
Palmco Holdings Bhd MYR1 .............................................     15,400             2,611
Pan-Malaysia Cement Works Bhd MYR0.50 ................................     76,400            29,442
Perlis Plantations Bhd MYR1 ..........................................     38,000            53,695
Perusahaan Otomobil Nasional Bhd MYR1 ................................     56,300            54,964
Petaling Garden Bhd MYR0.50 ..........................................     13,400            10,328
Pilecon Engineering Bhd MYR0.50 ......................................     14,500             3,446
Promet Bhd MYR1 ......................................................     47,200             4,365
Public Bank Bhd MYR0.50 Alien Market .................................    160,866            55,380
Public Bank Bhd A Shares Alien Market ................................     32,173            11,076
Public Bank Bhd MYR0.50 Rts Alien Market .............................     32,173             1,653
Rashid Hussain Bhd MYR1 ..............................................     39,600            30,725
Resorts World Bhd MYR0.50 ............................................    112,800           189,818
RJ Reynolds Bhd MYR1 .................................................     26,600            43,395
Rothmans of Pall Mall Bhd MYR0.50 ....................................     29,200           226,931
Selangor Properties Bhd MYR1 .........................................     30,800             9,416
Shell Refining Co. MYR1 ..............................................     31,200            48,896
Silverstone Bhd Com ..................................................      4,543                 0
Sime Darby Bhd MYR0.50 ...............................................    240,700           231,278
Sungei Way Holdings Bhd MYR1 .........................................     31,400            10,165
Ta Enterprise Bhd MYR1 ...............................................     74,000            15,019
Tan Chong Motor Holdings Bhd MYR0.50 .................................     69,500            30,354
Tech Resources Industries Bhd MYR1 ...................................     78,200            46,208
Telekom Malaysia Bhd MYR1 ............................................    309,850           915,452
Tenaga Nasional Bhd MYR1 .............................................    320,900           684,280
Time Engineering Bhd MYR1 ............................................     77,000            19,782
UMW Holdings Bhd MYR1 ................................................     27,300            20,690

   The accompanying notes are an integral part of these financial statements.

                                   SAI-197

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                              SHARES          VALUE
                                                            ----------   ---------------
United Engineers (Malaysia) Ltd. MYR0.50 ................     82,000      $     68,257
YTL Corp., Bhd Ord MYR0.50 ..............................    123,700           166,846
                                                                          ------------
                                                                             5,004,940
                                                                          ------------
NETHERLANDS 5.8%
ABN Amro Holdings NV NLG1.25 ............................    155,556         3,030,969
Ahold (Kon.) NV NLG0.50 .................................     51,791         1,351,474
Akzo NV NLG20 ...........................................      7,462         1,286,839
Elsevier NV NLG0.10 .....................................     66,818         1,081,098
Getronics NV NLG 0.25 ...................................      8,613           274,463
Heineken NV NLG25 .......................................      5,031           876,045
Hollandsche Beton NLG2 ..................................      3,319            61,723
IHC Caland NV NLG2 ......................................      3,248           168,550
ING Groep NV Cva NLG1 ...................................     88,701         3,736,664
KLM Royal Dutch Airlines NLG20 ..........................      7,385           273,218
Kon Hoogovens NV Cva NLG20 ..............................      3,707           151,957
Kon Pvc Nederlanden NLG10 ...............................     47,187         1,969,202
Koninklijke KNP Bt NV NLG2.5 ............................     11,420           263,076
Koninklijke Pakhoed NV Cva NLG5 .........................      4,032           116,352
Nedlloyd Groep NV NLG10 .................................      2,184            49,557
Oce van der Grinten NV NLG4 .............................      2,010           219,122
Philips Electronics NV NLG10 ............................     43,787         2,626,494
Royal Dutch Petroleum NLG1.25 ...........................    227,600        12,495,828
Stad Rotterdam Cva NLG2.5 ...............................      3,518           191,412
Stork NV NLG10 ..........................................      3,776           130,385
Unilever NV Cva NLG1 ....................................     61,132         3,769,435
Wolters Kluwer NV Cva NLG1 ..............................      6,847           884,573
                                                                          ------------
                                                                            35,008,436
                                                                          ------------
NEW ZEALAND 0.2%
Brierley Investment Ltd. NZD0.50 ........................    222,540           158,939
Carter Holt Harvey Ltd. NZD0.50 .........................    143,837           222,162
Ceramco Corp., Ltd. Ord NZD0.50 .........................      1,900             1,600
Fisher & Paykel Industries NZD0.50 ......................      9,627            30,745
Fletcher Challenge Forestry Ltd. NZD ....................     67,350            55,923
Fletcher Challenge Ltd. Paper Shares NZD0.40 ............     55,200            72,117
Fletcher Challenge Ltd. Energy Shs NZD0.40 ..............     28,050            98,213
Fletcher Challenge Ltd. Building Shares NZD0.40 .........     28,050            57,331
Lion Nathan Ltd. NZD0.25 ................................     45,500           101,980
Telecom Corp. of New Zealand NZD1 .......................    149,860           726,591
                                                                          ------------
                                                                             1,525,601
                                                                          ------------
NORWAY 0.4%
Aker AS NOK20 B .........................................      1,760            28,648
Aker AS NOK20 Series A ..................................      4,900            88,400
Bergesen DY A/S NOK2.5 A ................................      4,700           110,930
Bergesen DY A/S NOK2.5 B (Non Vtg) ......................      2,000            46,662
Christiania Bank NOK7 ...................................     48,500           196,048
Dyno Industrier A/S NOK20 ...............................      2,300            44,302
Elkem AS NOK20 A ........................................      4,300            57,161

   The accompanying notes are an integral part of these financial statements.

                                   SAI-198

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                      SHARES         VALUE
                                                                     --------   ---------------
Hafslund ASA NOK1 Ser A ..........................................     5,647     $     34,470
Hafslund ASA NOK1 Ser B ..........................................     4,167           19,896
Helikopter Service A/S NOK11.5 ...................................     1,800           21,974
Kvaerner AS NOK12.5 B ............................................       800           37,221
Kvaerner AS NOK12.50 .............................................     3,000          153,007
Leif Hoegh & Co., A/S NOK2 .......................................     2,600           52,902
Norsk Hydro AS NOK20 .............................................    20,166          983,382
Norske Skogsindustrier AS NOK20 A ................................     2,500           72,570
Norske Skogsindustrier AS NOK20 B ................................       700           18,990
Orkla A/S NOK25 B ................................................       800           62,288
Orkla AS NOK25 A .................................................     3,500          301,471
Petroleum Geo Services A/S NOK5 ..................................     2,800          176,610
Unified Storebrand AS A NOK20 ....................................    24,400          172,106
Unitor Ships Service NOK12.5 .....................................     1,600           19,533
Vard A/S NOK2 A ..................................................    16,427           58,825
                                                                                 ------------
                                                                                    2,757,396
                                                                                 ------------
PORTUGAL 0.6%
Banco Commerce Portugues SA Ord PTE1000 Regd .....................    15,500          317,344
Banco Espirito Santo e Comercial de Lisboa PTE1000 Regd ..........     9,000          268,123
Banco Port de Invest PTE1000 Regd ................................     8,000          194,730
Banco Totta E'Acores PTE1000 Regd ................................     6,200          121,879
Cia Celulose Caima PTE1200 .......................................       400            4,854
Cimpor Ciment Port PTE1000 .......................................     8,700          228,284
Cin Corp. Indiana Norte PTE1000 ..................................       400           25,217
Cort Amorim SA PTE1000 ...........................................     1,500           17,950
EFACEC Empresea Fabril de Maquinas Electricas SA PTE1000 .........     1,000            7,718
Elec De Portugal PTE1000 .........................................    37,400          708,964
Emp Madeira Tabaco PTE1000 .......................................       500           10,104
Engil Sgps PTE1000 ...............................................     1,500           14,662
Inapa Investor Participating Ges Ordinary PTE1000 ................     1,800           21,050
Jeronimo Martins PTE1000 .........................................     2,800           88,945
Jeronimo Martins New Shs .........................................     4,200          133,417
Lusotur Society Finance Ord PTE1000 ..............................       500            4,626
Mague Gestao e Participacoes SA PTE1000 ..........................       500           11,352
Mundicenter Ord PTE1000 ..........................................     1,000           11,945
Portucel Industria PTE1000 .......................................     9,000           54,976
Portugal Telecom PTE1000 .........................................    19,600          910,466
Soares da Costa PTE1000 ..........................................     1,200            8,355
Sonae Investimento Ord PTE1000 ...................................     4,100          166,012
Tertir Ord PTE1000 ...............................................       700            2,536
Unicer (Uniao Cervejeira SA) PTE1000 Regd ........................     2,000           28,285
                                                                                 ------------
                                                                                    3,361,794
                                                                                 ------------
SINGAPORE 0.9%
Asia Food & Props SGD1 ...........................................    23,556            3,651
Asia Food & Props Wts 07Dec2002 ..................................     1,766              159
Chuan Hup Holdings SGD1 ..........................................    19,000            5,751
City Developments Ltd. SGD0.50 ...................................    82,680          382,746

   The accompanying notes are an integral part of these financial statements.

                                   SAI-199

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                            SHARES          VALUE
                                                                          ----------   ---------------
Comfort Group SGD0.25 .................................................     55,000      $     23,829
Creative Technology Ord SGD0.25 .......................................      9,000           182,677
Cycle & Carriage Ltd. SGD1 ............................................     24,000            98,995
DBS Land Ltd. SGD1 ....................................................    105,000           160,777
Development Bank of Singapore Ltd. SGD1 Alien Market ..................     51,250           437,998
First Capital Corp. SGD1 ..............................................     30,000            27,776
Fraser & Neave Ltd. SGD1 ..............................................     30,800           133,441
Goldtron Ltd. SGD0.20 .................................................     31,000             6,163
Hai Sun Hup Group Ltd. SGD0.20 ........................................     45,000            18,161
Haw Par Brothers International Ltd. SGD1 ..............................     19,200            24,841
Hotel Properties SGD1 .................................................     43,000            28,072
Inchcape Bhd SGD0.50 ..................................................     17,000            26,132
Inchcape Marketing Services SGD0.50 ...................................     17,000                 0
IPC Corp. SGD0.05 .....................................................    128,799            11,084
Keppel Corp., Ltd. SGD1 ...............................................     78,500           225,492
Lum Chang Holdings Ltd. SGD0.50 .......................................     40,320            13,281
Metro Holdings SGD1 ...................................................     10,600            13,148
Natsteel Ltd. SGD0.50 .................................................     34,000            46,008
Neptune Orient Lines Ltd. SGD1 ........................................     75,000            29,600
Overseas Chinese Banking Corp. SGD1 Alien Market ......................    109,288           635,644
Overseas Union Enterprise Ltd. SGD1 ...................................     13,000            31,170
Parkway Holdings Ltd. SGD0.50 .........................................     33,000            74,424
Prima Ltd. SGD1 .......................................................      4,000             7,359
Robinson & Co., Ltd. SGD1 .............................................      6,000            21,366
Sembawang Corp. SGD1 ..................................................     23,000            49,141
Sembawang Maritime Ltd. SGD1 ..........................................     11,000            16,191
Shangri La Hotel Ltd. SGD1 ............................................     17,000            31,075
Singapore Airlines Ltd. SGD1 Alien Market .............................     95,000           620,200
Singapore Press Holdings Ltd. SGD1 Alien Market .......................     25,800           323,086
Singapore Technical Industries SGD0.25 ................................     71,000            67,842
Singapore Telecommunications SGD0.15 ..................................    633,000         1,179,638
Straits Trading Co., Ltd. SGD1 ........................................     31,000            36,797
United Industrial Corp., Ltd. SGD1 ....................................    140,000            54,839
United Overseas Bank Ltd. SGD1 Alien Market ...........................     87,634           486,295
United Overseas Land Ltd. SGD1 ........................................     61,000            51,408
Van Der Horst Ltd. SGD1 ...............................................     12,000             4,594
                                                                                        ------------
                                                                                           5,590,851
                                                                                        ------------
SPAIN 2.0%
Acerinox SA ESP1000 Regd ..............................................        884           130,905
Aguas De Barcelona New ESP500 Rfd 1Jan98 ..............................         41             1,689
Aguila SA ESP500 ......................................................      1,507             5,913
Banco Bilbao Vizcaya ESP260 ...........................................     50,892         1,646,143
Banco Central Hispan ESP250 Regd ......................................     24,756           602,595
Banco Santander ESP250 Regd ...........................................     36,162         1,207,651
Corporacion Financiera Alba SA ESP1000 ................................      4,546           110,570
Corporacion Mapfre Compania Internacional de Reaseguros SA ESP500 Regd                       120,499
Argentaria Corp Bancaria De Espana ESP500 .............................      9,250           562,591
Autopistas Concesionaria Espanola SA ESP500 ...........................     18,914           253,774

   The accompanying notes are an integral part of these financial statements.

                                   SAI-200

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                            SHARES         VALUE
                                                           --------   ---------------
Dragados Y Construciones SA ESP500 .....................     3,968     $     84,481
Ebro Agricolas ESP100 ..................................     3,350           57,916
Empresa Nacional de Celulosas ESP1000 ..................     1,600           21,783
Endesa SA ESP200 .......................................    78,448        1,392,260
Ercros SA ESP500 .......................................    10,400           10,099
Fomento de Cunstruciones y Contratas SA ESP250 .........     4,600          175,048
Gas Natural Sdg ESP500 .................................    11,340          587,775
General de Aguas d' Barcelona ESP500 ...................     3,353          138,154
Iberdrola SA ESP500 ....................................    68,704          903,790
INM Metrovacesa ESP500 .................................     1,865           84,063
Inmobiliaria Urbis SA Series 1 ESP500 ..................     3,100           29,288
Portland Valderrivas ESP500 ............................       550           49,437
Prosegur Seguridad ESP100 Regd .........................     4,250           42,663
Repsol SA ESP500 .......................................    22,626          964,922
Sarrio SA ESP500 .......................................     3,750           13,581
Tabacalera SA ESP500 Regd ..............................     2,803          227,123
Telefonica de Espana SA ESP500 .........................    70,878        2,022,888
Union Electrica Fenosa SA ESP500 .......................    22,986          220,185
Uralita SA ESP500 ......................................     3,362           38,381
Vallehermoso SA ESP500 .................................     3,010           92,226
Viscofan Envolturas Celulosi ESP100 ....................     1,500           37,644
Zardoya Otis SA ESP1000 ................................       819           95,379
                                                                       ------------
                                                                         11,931,416
                                                                       ------------
SWEDEN 1.8%
AB Electrolux B SEK25 ..................................     5,200          361,113
ABB AB Ser B SEK5 ......................................    19,000          223,900
ABB AB Ser A SEK5 ......................................    47,100          558,003
AGA AB A SEK5 ..........................................     9,200          126,967
AGA AB B SEK5 ..........................................     8,000          105,868
Astra AB Ser B SEK1.25 .................................    21,566          362,860
Astra AB Ser A SEK1.25 .................................    94,373        1,635,454
Atlas Copco AB A SEK5 ..................................     8,900          265,844
Atlas Copco AB B SEK5 ..................................     4,000          119,228
Ericsson LM Telephone B SEK2.5 .........................    67,860        2,552,973
Esselte AB A SEK12.5 ...................................     1,100           20,796
Esselte AB B SEK12.5 ...................................       800           16,233
Euroc AB A SEK25 .......................................     3,900          159,748
Hennes & Mauritz Ser B SEK1 ............................    14,600          644,034
Securitas AB Ser B SEK2 ................................     5,300          160,315
Skandia Foersaekrings AB SEK5 ..........................     7,400          349,278
Skandinaviska Enskilda Banken A SEK10 ..................    37,200          471,191
Skanska AB B SEK10 .....................................     8,000          328,193
SKF International AB B SEK12.5 .........................     4,500           95,849
SKF International AB A SEK12.5 .........................     3,500           70,138
Stora Kopparbergs B SEK5 ...............................     3,300           40,967
Stora Kopparbergs Ser A SEK5 ...........................    19,000          239,465
Svenska Cellulosa B SEK10 ..............................    13,970          314,284
Svenska Handelsbanken B SEK10 ..........................     1,100           35,422

   The accompanying notes are an integral part of these financial statements.

                                   SAI-201

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                                   SHARES          VALUE
                                                                                 ----------   ---------------
Svenska Handelsbanken A SEK10 ................................................     15,700      $    543,163
Swedish Match Co. SEK2 .......................................................     32,700           109,215
Trelleborg AB B SEK25 ........................................................      8,500           107,129
Volvo AB A SEK5 ..............................................................      9,800           261,848
Volvo AB B SEK5 ..............................................................     21,400           574,489
                                                                                               ------------
                                                                                                 10,853,967
                                                                                               ------------
SWITZERLAND 8.1%
ABB AG CHF50 Br ..............................................................        835         1,050,512
ABB AG CHF10 Regd ............................................................        695           175,828
Adia SA CHF10 ................................................................      1,927           559,517
Alusuisse Lonza Holdings AG CHF125 Br ........................................        215           205,337
Alusuisse Lonza Holdings AG CHF125 Regd ......................................        432           415,547
CS Holding AG CHF20 Regd .....................................................     27,800         4,307,563
Danzas Holding AG CHF10 Regd .................................................        210            41,322
Forbo Holding CHF50 Regd .....................................................        140            57,303
Georg Fischer AG CHF100 Regd .................................................         30             7,981
Georg Fischer AG CHF500 Br ...................................................         55            75,417
Grands Magasins Jelmoli CHF50 Br .............................................         55            47,513
Grands Magasins Jelmoli CHF10 Regd ...........................................        155            25,930
Holderbank Financiere Glaris Ltd. CHF50 Br ...................................        728           594,958
Kuoni Reisen Holding CHF50 Regd Series B .....................................         35           131,380
Merkur Holding AG CHF25 Regd .................................................        455            96,082
Movenpick Holdings CHF50 Br ..................................................         80            32,416
Movenpick Holdings Ptg Certs CHF50 ...........................................         15             5,959
Nestle SA CHF10 Regd .........................................................      4,089         6,136,790
Novartis AG CHF20 Regd .......................................................      6,631        10,774,714
Novartis AG CHF20 Br .........................................................        702         1,143,087
Roche Holding Ltd. CHF100 Br .................................................        171         2,637,892
Roche Holding Ltd. NPV .......................................................        750         7,458,601
Schindler Holding AG Ptg Certs CHF100 ........................................        155           161,743
Schweize Bankgesellschaft CHF100 Br ..........................................      2,558         3,704,016
Schweize Bankverein CHF50 Regd ...............................................      7,883         2,453,724
SGS Holding CHF100 Br ........................................................        187           358,986
Sika Finanz AG CHF60 Br ......................................................        235            74,759
SMH Swiss Corp. for Microelectronics & Watchmaking Industries Ltd. CHF10 Regd       1,650           222,858
SMH Swiss Corp. for Microelectronics & Watchmaking Industries Ltd. CHF50 Br ..        403           222,699
Sulzer Brothers Ltd. CHF100 Regd .............................................        436           276,806
Swiss Reinsurance Co. CHF20 Regd .............................................      1,464         2,742,207
Swissair Transport Co., Ltd. CHF350 Regd .....................................        256           351,033
Zurich Versicherun CHF10 Regd ................................................      4,995         2,383,544
                                                                                               ------------
                                                                                                 48,934,024
                                                                                               ------------
UNITED KINGDOM 20.5%
Abbey National PLC Ord GBP0.10 ...............................................    136,400         2,459,781
AMEC PLC Ord GBP0.50 .........................................................     14,609            28,124
Anglian Water PLC Ord GBP1 ...................................................     26,200           357,809
Argos PLC Ord GBP0.10 5/7 ....................................................     27,749           250,892
Argyll Group PLC Ord GBP0.25 .................................................    105,553           595,712

   The accompanying notes are an integral part of these financial statements.

                                   SAI-202

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                           SHARES          VALUE
                                                         ----------   ---------------
Arjo Wiggins Appleton PLC Ord GBP0.25 ................     79,867      $    212,889
Associated British Foods PLC Ord GBP0.05 .............     87,200           760,438
Barclays PLC Ord GBP1 ................................    146,600         3,909,599
Barratt Developments PLC Ord GBP0.10 .................     16,550            63,177
Bass PLC Ord GBP0.25 .................................     85,800         1,336,987
BAT Industries PLC Ord GBP0.25 .......................    300,107         2,741,555
BBA Group PLC Ord GBP0.25 ............................     40,300           269,217
BG PLC Ord GBP 1 2/15 ................................    372,605         1,679,851
BG PLC B Shs GBP0.30 .................................    313,600           149,639
BICC PLC Ord GBP0.50 .................................     29,941            84,504
Blue Circle Industries PLC Ord GBP0.50 ...............     71,742           403,121
BOC Group PLC Ord GBP0.25 ............................     47,098           775,725
Boots Co., PLC GBP0.25 ...............................     88,200         1,272,014
Bowater PLC Ord GBP0.50 ..............................     48,850           240,330
Bowthorpe Holdings PLC Ord GBP0.10 ...................     13,938            86,001
BPB Industries PLC Ord GBP0.50 .......................     49,700           278,040
British Aerospace PLC Ord GBP0.10 ....................     41,769         1,192,408
British Airways PLC Ord GBP0.25 ......................    100,500           926,031
British Land Co., PLC Ord GBP0.25 ....................     46,033           511,263
British Petroleum Co., PLC Ord GBP0.25 ...............    551,110         7,303,246
British Sky Broadcast Ord. GBP0.50 ...................    166,800         1,251,504
British Steel PLC GBP0.50 ............................    197,500           425,706
British Telecommunications PLC Ord GBP0.25 ...........    609,900         4,814,230
BTR PLC Ord GBP0.25 ..................................    396,186         1,199,467
Burmah Castrol PLC Ord GBP1 ..........................     20,470           357,696
Cable & Wireless PLC Ord GBP0.25 .....................    219,619         1,933,282
Cadbury Schweppes PLC Ord GBP0.25 ....................     97,080           981,542
Caradon Ord GBP 5/18 .................................     51,700           150,569
Carlton Communications PLC GBP0.05 ...................     56,310           435,467
Centrica PLC Ord GBP0.05 .............................    427,400           629,403
Coats Viyella PLC Ord GBP0.20 ........................     50,206            75,174
Commercial Union PLC Ord GBP0.25 .....................     66,475           928,619
Courtaulds Coolings Ltd. Ord GBP0.25 .................     39,400           192,541
Courtaulds Textile PLC Ord GBP0.25 ...................      7,375            43,321
De La Rue Co., PLC Ord GBP0.25 .......................     21,798           142,031
Delta PLC Ord GBP0.25 ................................     10,700            46,479
Electrocomponents PLC Ord GBP0.10 ....................     41,633           310,318
EMI Group PLC Ord GBP0.14 ............................     76,140           636,426
English China Clays PLC Ord GBP0.25 ..................     21,969            96,876
FKI PLC GBP0.10 ......................................     54,920           172,598
FR Group PLC Ord GBP0.25 .............................      6,580            90,403
General Electric Co., PLC Ord GBP0.05 ................    270,100         1,753,247
GKN PLC Ord GBP1 .....................................     34,300           703,772
Glaxo Holdings PLC Ord GBP0.25 .......................    340,500         8,132,042
Granada Group PLC Ord GBP0.25 ........................     85,361         1,306,213
Great Portland Estates PLC Ord GBP0.50 ...............     26,935           106,919
Great Universal Stores PLC Ord Stock GBP0.25 .........     97,500         1,230,471
Guardian Royal Exchange PLC Ord GBP0.05 ..............     88,163           479,797
Guinness PLC Ord GBP0.25 .............................    391,187         3,585,181

   The accompanying notes are an integral part of these financial statements.

                                   SAI-203

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                                               SHARES          VALUE
                                                                             ----------   ---------------
Hammerson Property & Investment Development Corp., PLC Ord GBP0.25 .......     27,741      $    214,418
Hanson PLC Ord GBP2 ......................................................     63,150           282,237
Harrison & Crosfield PLC Ord GBP0.25 .....................................     50,810           117,880
Hepworth PLC Ord GBP0.25 .................................................     17,600            64,289
HSBC Holdings PLC Ord HKD10 ..............................................    172,298         4,258,156
HSBC Holdings PLC Ord GBP0.75 ............................................     85,114         2,212,736
Hyder PLC Ord GBP1.20 ....................................................     13,983           222,714
IMI PLC Ord GBP0.25 ......................................................     33,600           223,630
Imperial Chemical Industries PLC Ord GBP1.0 ..............................     71,300         1,115,685
J. Sainsbury PLC Ord GBP0.25 .............................................    183,742         1,550,948
Johnson Matthey PLC Ord GBP1.00 ..........................................     21,013           188,433
Kingfisher PLC GBP0.25 ...................................................     65,085           910,272
Ladbroke Group PLC Ord GBP0.10 ...........................................    113,778           494,235
Laird Group PLC Ord GBP0.25 ..............................................     10,200            74,685
Land Securities PLC Ord GBP1 .............................................     50,500           805,999
Lasmo PLC Ord GBP0.25 ....................................................     93,657           417,620
Legal & General Group Ord GBP0.10 ........................................    121,025         1,059,396
Lex Service PLC Ord GBP0.25 ..............................................      8,116            62,096
Lonrho PLC Ord GBP0.25 ...................................................     55,987            86,594
Lucas Varity Ord GBP0.25 .................................................    137,666           487,009
Marks & Spencer PLC Ord GBP0.25 ..........................................    272,800         2,702,572
Marley PLC Ord GBP0.25 ...................................................     24,138            37,334
MEPC PLC Ord GBP0.25 .....................................................     40,600           339,360
Mercury Assets Management Group PLC Ord GBP0.05 ..........................     17,681           494,642
Meyer International PLC Ord GBP0.25 ......................................      9,112            57,723
National Grid Group Ord.GBP0.10 ..........................................    166,434           791,428
National Power PLC Ord GBP0.50 ...........................................    117,500         1,160,007
Next PLC Ord GBP0.10 .....................................................     36,300           415,086
North West Water PLC Ord GBP1 ............................................     52,132           669,068
Ocean Group PLC Ord GBP0.25 ..............................................     11,100           108,807
P&O Holdings PLC Ord GBP1.00 .............................................     60,163           685,521
Pearson PLC Ord GBP0.25 ..................................................     55,400           721,037
Pilkington PLC Ord GBP0.50 ...............................................    100,494           210,825
Provident Financial PLC Ord GBP0.10 ......................................     26,400           347,508
Prudential Corp., PLC Ord GBP0.05 ........................................    186,515         2,275,264
Racal Electronics PLC Ord GBP0.25 ........................................     20,400            89,622
Railtrack Group Ord GBP0.25 ..............................................     48,894           777,953
Rank Group Ord GBP0.10 ...................................................     77,282           431,072
Redland PLC Ord GBP0.25 ..................................................     50,607           284,779
Reed International Ord GBP0.125 ..........................................    110,800         1,057,400
Reuters Holdings PLC Ord GBP0.025 ........................................    163,700         1,791,191
RMC Group PLC Ord GBP0.25 ................................................     25,150           356,711
Rolls Royce PLC Ord GBP0.20 ..............................................    143,261           553,946
Royal Bank of Scotland Group PLC Ord GBP0.25 .............................     82,165         1,049,364
RTZ Corp., PLC Ord GBP0.10 Regd ..........................................    103,872         1,282,687
Rugby Group PLC Ord GBP0.25 ..............................................     45,900           102,712
Schroders PLC Ord GBP1 ...................................................     18,800           591,758
Scottish & Newcastle Breweries PLC Ord GBP0.20 ...........................     59,842           734,049
Scottish Power PLC Ord GBP0.50 ...........................................    114,117         1,010,192

   The accompanying notes are an integral part of these financial statements.

                                   SAI-204

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                               SHARES         VALUE
                                                             ---------   --------------
Sears PLC Ord GBP0.25 ....................................    109,100     $     95,142
Sedgwick Group PLC GBP0.10 ...............................     39,120           91,403
Slough Estates PLC Ord GBP0.25 ...........................     37,900          213,897
Smithkline Beecham GBP0.0625 .............................    528,801        5,459,809
Smiths Industries PLC Ord GBP0.25 ........................     29,400          410,218
Southern Electric PLC Ord GBP0.001 .......................     46,435          388,897
St James Place Capital PLC Ord GBP0.15 ...................     29,300           82,922
Sun Alliance Group PLC Ord GBP0.25 .......................    149,787        1,510,797
T&N PLC Ord GBP1 .........................................     51,628          216,619
Tarmac PLC Ord GBP0.50 ...................................     90,242          169,272
Tate & Lyle PLC GBP0.25 ..................................     42,624          351,369
Taylor Woodrow PLC Ord GBP0.25 ...........................     28,159           82,472
TBS Group Ord GBP0.25 ....................................    514,918        6,710,697
Tesco PLC Ord GBP0.05 ....................................    211,240        1,744,962
Thames Water PLC Ord GBP1 ................................     36,800          548,892
Thorn PLC Ord GBP0.0575 ..................................     26,486           68,857
TI Group PLC Ord GBP0.25 .................................     46,523          358,249
Transport Development Group PLC Ord GBP0.25 ..............      9,800           32,734
Unigate PLC Ord GBP0.25 ..................................     23,200          229,421
Unilever Ord GBP0.0125 ...................................    317,400        2,735,023
United Biscuits PLC Ord GBP0.25 ..........................     51,400          190,291
Vickers PLC Ord GBP0.50 ..................................     24,000           93,195
Vodafone Group PLC Ord GBP0.05 ...........................    297,500        2,153,828
Williams Holdings PLC Ord GBP0.25 ........................     73,550          409,045
Willis Corroon Group PLC Ord GBP0.125 ....................     30,063           72,715
Wilson Holdings PLC Ord GBP0.25 ..........................     14,200           36,916
Wimpey (George) PLC Ord GBP0.25 ..........................     26,100           45,951
Wolseley PLC GBP0.25 .....................................     55,000          437,924
Zeneca Group Ord GBP0.25 .................................     91,800        3,257,420
                                                                          ------------
                                                                           124,277,234
                                                                          ------------
PREFERRED STOCK 0.7%
AUSTRALIA 0.1%
News Corp. Pfd AUD0.50 ...................................    122,033          603,818
Sydney Harbour Casino Holdings Ltd. AUD1 Pfd Stk .........     34,700           32,897
                                                                               636,715
                                                                          ------------
AUSTRIA 0.0%
Bank Austria AG Non Vt Pr ATS100 Red 01Jan97 .............      1,784           79,252
Bau Holdings AG Pfd ATS100 ...............................        100            4,529
EA Generali AG Pfd ATS100 ................................        100           11,225
Z Landerbank Bank Austria AG Pfd ATS100 ..................      1,300           61,656
                                                                          ------------
                                                                               156,662
                                                                          ------------
FRANCE 0.0%
Etab Eco Casino Guich Perr & Co. FRF10 Prd ...............      1,654           72,447
                                                                          ------------

   The accompanying notes are an integral part of these financial statements.

                                   SAI-205

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


                                                            SHARES            VALUE
                                                       ---------------   ---------------
GERMANY 0.5%
CKAG Colonia Konzern. Non Vtg Pfd DEM5 .............             500      $     47,830
Dyckerhoff AG Pfd DEM50 ............................             220            58,119
Escada AG Pfd DEM50 ................................              50             5,645
Friedrich Grohe AG Pfd DEM50 .......................             300            72,746
Herlitz AG Pfd DEM50 ...............................              66             3,707
MAN AG Pfd DEM50 ...................................             300            67,574
Metro AG Non Vtg Pfd DEM5 ..........................           2,310            64,493
Rheinmetall AG Non Vtg Pfd DEM5 ....................             826            12,863
RWE AG Non Vtg Pfd DEM5 ............................          21,700           917,219
SAP AG Pfd DEM5 ....................................           4,250         1,391,026
Volkswagen AG Pfd DEM50 ............................             850           364,952
                                                                          ------------
                                                                             3,006,174
ITALY 0.1%
Fiat SpA Privilege ITL1000 .........................         100,435           153,380
La Rinascente SpA Privilege ITL1000 ................           2,100             6,414
                                                                          ------------
                                                                               159,794
                                                                          ------------
SINGAPORE 0.0%
Goldtron Cum Pfd SGD0.20 ...........................           4,600               805
                                                                          ------------
                                                            UNITS
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
 FOR TAX EXEMPT RETIREMENT PLANS 6.1%
Short Term Investment Fund .........................      36,936,240        36,936,240
                                                                          ------------
TOTAL INVESTMENTS--100%
 (Cost $580,085,424)................................                      $605,577,709
                                                                          ============

At December 31, 1997, $11,846,182 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1997:




                                      NUMBER OF            NOTIONAL              MATURITY        UNREALIZED
FUTURE CONTRACTS                      CONTRACTS             VALUE                  DATE          GAIN (LOSS)
----------------------------------   -----------   ------------------------   --------------   --------------
ASX All Ordinaries Index .........       145        A$          9,246,325      March 1998        $  200,277
DAX Index ........................        16        DM          6,710,800      March 1998            74,812
IBEX 35 Index ....................        96       ESP        697,927,000     January 1998           (3,101)
CAC 40 Index .....................        63        FF         37,033,600      March 1998           180,251
Hang Seng Stock Index ............        19       HK$         10,136,250     January 1998            5,887
Nikkei 300 Index .................       683         -      1,699,850,000      March 1998          (608,273)
FTSE 100 Index ...................        52        \P          6,880,500      March 1998          (235,105)
OMX Stock Index ..................       185       SKr         45,220,100     January 1998          (89,088)
MIB 30 Index .....................        15        Lr      3,698,950,000      March 1998            53,630
                                                                                                 $ (420,710)
                                                                                                 ==========



   The accompanying notes are an integral part of these financial statements.

                                   SAI-206

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND
DAILY EAFE FUND NON-LENDING


Combined Schedule of Investments (Concluded)
(showing percentage of total value of investments)
December 31, 1997

--------------------------------------------------------------------------------
The outstanding forward foreign currency contracts at December 31, 1997 were as follows:






SETTLEMENT                 CONTRACTS                 IN EXCHANGE            UNREALIZED
DATE                      TO DELIVER                     FOR                GAIN (LOSS)
-----------------   -----------------------   -------------------------   --------------
3/20/98 .........   $           6,226,936      A$           9,349,000       $ (124,483)
3/20/98 .........   $           4,696,079      DM           8,228,000          (98,866)
3/20/98 .........  DM             939,000       $             532,947            8,302
3/20/98 .........   $           5,337,431     ESP         794,464,000         (113,951)
3/20/98 ......... ESP          84,000,000       $             561,235            8,947
3/20/98 .........   $           7,057,098      FF          41,422,600         (140,143)
3/20/98 .........  FF           3,400,000       $             576,349            8,600
3/20/98 .........   $          11,699,433      \P           7,087,000          (83,704)
3/20/98 .........  \P           521,000         $             866,527           12,598
3/20/98 .........   $           2,499,564      Lr       4,318,251,000          (57,918)
3/20/98 .........  Lr         717,000,000       $             411,903            6,494
3/20/98 .........   $          14,429,166       -       1,851,276,100          (22,615)
3/20/98 .........   -         173,500,000       $           1,357,948            7,779
3/20/98 .........   $           6,185,827     SKr          47,767,000         (152,661)
3/20/98 .........   SKr         3,700,000       $             478,116           10,792
                                                                            ----------
                                                                            $ (730,829)
                                                                            ==========

CURRECY LEGEND



A$    Australian Dollar        Lr    Italian Lir
\P    British Pound Sterling   -     Japanese Yen
FF    French Franc             ESP   Spanish Peseta
DM    German Mark              SKr   Swedish Krona
HK$   Hong Kong Dollar         $     U.S. Dollar

   The accompanying notes are an integral part of these financial statements.

                                   SAI-207

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily Government/Corporate Bond Fund




In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily Government/Corporate Bond Fund at December 31, 1997, the results of its operations for the year then ended, and the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Boston, Massachusetts

March 17, 1998


                                   SAI-208

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Assets and Liabilities
December 31, 1997
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $4,046,276,420)...........................................................  $ 4,141,986,208
Variation margin receivable .....................................................           49,938
Receivable for Fund units issued ................................................        2,200,000
Receivable for investments sold .................................................      133,532,028
Interest receivable .............................................................       67,246,349
Receivable for swap contracts ...................................................          111,956
---------------------------------------------------------------------------------  ---------------
   Total assets .................................................................    4,345,126,479
---------------------------------------------------------------------------------  ---------------
LIABILITIES
Payable to custodian ............................................................        1,991,664
Payable for Fund units redeemed .................................................          303,254
Payable for investments purchased ...............................................       69,293,634
Accrued expenses ................................................................           48,267
---------------------------------------------------------------------------------  ---------------
   Total liabilities ............................................................       71,636,819
---------------------------------------------------------------------------------  ---------------
NET ASSETS (equivalent to $13.00 per unit based on 328,675,117 units outstanding)  $ 4,273,489,660
=================================================================================  ===============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-209

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Operations
Year ended December 31, 1997
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest .............................................................................    $240,758,031
----------------------------------------------------------------------------------------   ------------
EXPENSES
 Audit ................................................................................          18,600
 Custody ..............................................................................         426,742
----------------------------------------------------------------------------------------   ------------
   Total expenses .....................................................................         445,342
----------------------------------------------------------------------------------------   ------------
   Net investment income ..............................................................     240,312,689
----------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND SWAP
CONTRACTS
 Net realized gain (loss) on investments ..............................................      32,645,384
 Net realized gain (loss) on futures contracts ........................................           7,661
 Net realized gain (loss) on swap contracts ...........................................         178,003
 Net change in unrealized appreciation (depreciation) on investments ..................      73,637,519
 Net change in unrealized appreciation (depreciation) on futures contracts ............          (2,663)
 Net realized and unrealized gain (loss) on investments, futures contracts and swap
  contracts ...........................................................................     106,465,904
----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .......................    $346,778,593
========================================================================================   ============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-210

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Changes in Net Assets



                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             1997                1996
                                                                                      -----------------   -----------------
FROM OPERATIONS
Net investment income .............................................................    $  240,312,689      $  170,191,692
Net realized gain (loss) on investments ...........................................        32,645,384          (7,925,396)
Net realized gain (loss) on futures contracts .....................................             7,661                   0
Net realized gain (loss) on swap contracts ........................................           178,003                   0
Net change in unrealized appreciation (depreciation) on investments ...............        73,637,519         (65,598,636)
Net change in unrealized appreciation (depreciation) on futures contracts .........            (2,663)                  0
------------------------------------------------------------------------------------   --------------      --------------
Net increase (decrease) in net assets resulting from operations ...................       346,778,593          96,667,660
------------------------------------------------------------------------------------   --------------      --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .....       866,709,299         971,941,551
------------------------------------------------------------------------------------   --------------      --------------
Net increase (decrease) in net assets .............................................     1,213,487,892       1,068,609,211
NET ASSETS
 Beginning of year ................................................................     3,060,001,768       1,991,392,557
------------------------------------------------------------------------------------   --------------      --------------
 End of year ......................................................................    $4,273,489,660      $3,060,001,768
====================================================================================   ==============      ==============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-211

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                        PERIOD ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------
                                                   1997            1996            1995            1994            1993*
                                             --------------- --------------- --------------- ---------------- --------------
Net investment income** ....................   $     0.83      $     0.78      $    0.70       $     0.73       $   0.11
Net realized and unrealized gain (loss).....         0.32           (0.42)          1.17            (1.05)         (0.17)
--------------------------------------------   ----------      ----------     ----------       ----------       --------
Net increase (decrease) ....................         1.15            0.36           1.87            (0.32)         (0.06)
NET ASSET VALUE
Beginning of period ........................        11.85           11.49           9.62             9.94          10.00
--------------------------------------------   ----------      ----------     ----------       ----------       --------
END OF PERIOD ..............................   $    13.00      $    11.85      $   11.49       $     9.62       $   9.94
--------------------------------------------   ----------      ----------     ----------       ----------       --------
    Total return (a)*** ....................         9.70%           3.13%         19.44%           (3.22)%        (3.27)%
--------------------------------------------   ----------     -----------     ----------       ----------       --------
Ratio of expenses to average net
 assets (a) ................................         0.01%           0.01%          0.01%            0.01%          0.02%
Ratio of net investment income to
 average net assets (a) ....................         6.73%           6.82%          6.53%            6.81%          5.94%
Portfolio turnover .........................          294%            299%           611%             144%            23%
Net assets, end of period (000s) ...........   $4,273,490     $ 3,060,002     $1,991,393      $ 1,540,440      $ 322,680
============================================   ===========    ===========     ==========      ===========      =========

----------
(a)   1993 data annualized.

*     The Fund commenced operations on October 25, 1993.

** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.











   The accompanying notes are an integral part of these financial statements.

                                   SAI-212

                      STATE STREET BANK AND TRUST COMPANY
                     DAILY GOVERNMENT/CORPORATE BOND FUND

                             FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") Daily Government/Corporate Bond Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government/Corporate Bond Index. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price. Short-term investments are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at net asset value per share/unit on the valuation date. Certain investments are valued at fair value on the basis of valuations furnished by a pricing service, approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities which are generally recognized by institutional traders. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Bond index swap contracts are marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based upon the closing level of the relevant index and interest accrual through valuation date.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities is recorded on the accrual basis. Interest income is increased by accretion of discount and decreased by amortization of premium.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined on each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date.



                                   SAI-213

                      STATE STREET BANK AND TRUST COMPANY
                     DAILY GOVERNMENT/CORPORATE BOND FUND

                             FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee of 0.0125% of the Fund's average net asset value.


 F. DISTRIBUTIONS TO PARTICIPANTS

     All net investment income and net realized gains are retained by the Fund.



 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage interest rate exposure. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. SWAP CONTRACTS

     Bond index swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate in exchange for a cash flow based on the change in market price and/or total return (change in market price plus interest income) of the relevant bond index. Such contracts may have a term of up to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, changes in the value of the swap are reported as unrealized gains or losses, while periodic cash settlements are reported as realized gains or losses in the Statement of Operations. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities.

     Entering into bond index swap contracts involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. The Fund uses swap contracts to gain exposure to different underlying investments and to gain exposure to markets that might be difficult to invest in through conventional securities. Notional principal amounts are used to express the extent of involvement in those



                                   SAI-214

                      STATE STREET BANK AND TRUST COMPANY
                     DAILY GOVERNMENT/CORPORATE BOND FUND

                             FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.


 I. DELAYED DELIVERY COMMITMENTS

     The Fund may purchase or sell securities on a delayed delivery, when issued, or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated.


 J. DOLLAR ROLL TRANSACTIONS

     The Fund may enter into dollar roll transactions. A dollar roll transaction involves a sale by the Fund of securities or a forward commitment to purchase securities, with an agreement by the Fund to repurchase substantially similar securities or a substantially similar commitment, at an agreed upon price and date. During the period between the sale and repurchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the repurchase price of those securities. In the event the buyer of the securities under a dollar roll transaction files for bankruptcy or becomes insolvent, the Fund's use of proceeds of the transaction may be restricted pending a determination by or with respect to the other party.


 K. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1997 were $11,427,052,822 and $10,509,699,399, respectively, resulting in a net realized gain (loss) of $32,645,384.



                                   SAI-215

                      STATE STREET BANK AND TRUST COMPANY
                     DAILY GOVERNMENT/CORPORATE BOND FUND

                             FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

4. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                              YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------
                                                    1997                                   1996
                                    ------------------------------------   ------------------------------------
                                          UNITS              AMOUNT              UNITS              AMOUNT
                                    ----------------   -----------------   ----------------   -----------------
Unit issued .....................      138,789,456     $1,697,854,639         114,745,253     $1,312,397,893
Units redeemed ..................      (68,402,642)      (831,145,340)        (29,740,694)      (340,456,342)
                                       -----------     --------------         -----------     --------------
Net increase (decrease) .........       70,386,814     $  866,709,299          85,004,289     $  971,941,551
                                       ===========     ==============         ===========     ==============

     Units in excess of 10% of Fund units outstanding at December 31, 1997 held by one of the Fund's 25 unitholders aggregated 75% of the Fund's total units outstanding.



                                   SAI-216

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997



   PRINCIPAL
    AMOUNT                                                                                             VALUE
--------------                                                                                   -----------------
                 NOTES & DEBENTURES 96.2%
 $ 8,540,000     Aetna Services Inc. 6.97% ...................................    15-Aug-36       $    8,815,330
  20,000,000     African Development Bank 6.88% ..............................    15-Oct-15           20,800,700
  13,550,000     American Express Master Trust 5.38% .........................    15-Jul-01           13,325,578
   5,000,000     Anheuser Busch Cos. Incorporated 6.75% ......................    15-Dec-27            5,187,430
  12,810,000     Aon Capital A 8.21% .........................................    01-Jan-27           14,393,752
   1,921,916     Arkansas State Development Finance Authority 9.75% ..........    15-Nov-05            2,186,006
   5,000,000     Associates Corp. of North America 7.75% .....................    15-Feb-05            5,391,985
   5,322,000     Associates Corp. of North America 7.25% .....................    01-Sep-99            5,422,618
  14,411,000     Associates Corp. of North America 6.75% .....................    15-Oct-99           14,594,164
  30,000,000     Associates Corp. of North America 6.38% .....................    15-Aug-00           30,174,330
  10,615,000     Associates Corp. of North America 6.25% .....................    15-Mar-99           10,641,792
  20,000,000     Associates Corp. of North America 6.13% .....................    12-Nov-99           20,058,080
  11,050,000     Associates Corp. of North America 6.00% .....................    15-Mar-99           11,064,056
  23,500,000     Australia & New Zealand Banking Group Ltd. 6.25% ............    01-Feb-04           23,158,474
   2,500,000     Avco Financial Services Inc. 8.25% ..........................    14-Jan-00            2,604,615
   3,370,000     Avco Financial Services Inc. 7.38% ..........................    15-Aug-01            3,496,594
  15,484,000     Avco Financial Services Inc. 6.35% ..........................    15-Sep-00           15,547,624
   1,500,000     Avco Financial Services Inc. 5.40% ..........................    15-Jan-99            1,492,046
   9,000,000     Avon Energy Partners Hlds 6.73% .............................    11-Dec-02            9,066,258
  25,085,000     Bank of Nova Scotia (NY) 6.50% ..............................    15-Jan-98           25,474,896
   2,500,000     BankAmerica Corp. 9.70% .....................................    01-Aug-00            2,707,663
     250,000     BankAmerica Corp. 7.20% .....................................    15-Sep-02              259,809
     250,000     Bayerische Landesbank 7.38% .................................    14-Dec-02              263,199
   5,400,000     Bayerische Landesbank 6.38% .................................    31-Aug-00            5,450,242
   5,000,000     Bayerische Landesbank 6.38% .................................    15-Oct-05            5,043,305
   5,000,000     Bayerische Landesbank 6.25% .................................    15-Mar-00            5,031,765
   3,880,000     Bayerische Landesbank 6.13% .................................    30-Mar-00            3,895,043
  20,500,000     Bell Cablemedia 0.00% .......................................    15-Jul-99           19,403,844
   8,760,000     Belo (A H) Corp. 6.88% ......................................    01-Jun-02            8,925,914
   2,000,000     Beneficial Corp. 7.91% ......................................    15-Mar-99            2,043,980
  19,860,000     Branch Banking & Trust Co. 5.70% ............................    01-Feb-01           19,661,559
   5,550,000     Burlington Northern Santa Fe Corp. 7.29% ....................    01-Jun-36            6,043,900
   4,000,000     Burlington Northern Santa Fe Corp. 7.25% ....................   01-Aug-2097           4,139,024
  10,355,000     Canadian Imperial Bank 6.48% ................................    24-Jan-00           10,446,010
  36,750,000     Canadian Imperial Bank 6.20% ................................    01-Aug-00           36,888,106
  42,400,000     Cargill Inc. 6.25% ..........................................    13-Mar-00           42,678,950
  11,350,000     Caterpillar Financial Services Corp. 6.92% ..................    15-Aug-00           11,591,131
   3,700,000     Caterpillar Financial Services Corp. 6.80% ..................    15-Jun-99            3,742,424
  12,175,000     Caterpillar Financial Services Corp. 6.71% ..................    19-Apr-99           12,298,296
  13,285,000     Caterpillar Inc. 7.38% ......................................   01-Mar-2097          14,245,970
   5,350,000     Chase Manhattan Credit Card Master Trust 6.73% ..............    15-Feb-03            5,376,750
   9,115,000     Chemical Bank New York 7.25% ................................    15-Sep-02            9,460,942
  15,750,000     Chemical Bank New York 6.63% ................................    15-Aug-05           15,855,005
   5,000,000     CIT Group Holdings Inc. 6.63% ...............................    28-Jun-99            5,050,295
  16,675,000     CIT Group Holdings Inc. 6.38% ...............................    21-May-99           16,775,617
  14,000,000     CIT Group Holdings Inc. 6.38% ...............................    01-Oct-02           14,056,728
  30,100,000     CIT Group Holdings Inc.6.25% ................................    22-Mar-99           30,215,855
   3,000,000     CIT Group Holdings Inc. 6.25% ...............................    30-Sep-99            3,006,372

   The accompanying notes are an integral part of these financial statements.

                                   SAI-217

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
    AMOUNT                                                                                                     VALUE
--------------                                                                                           ----------------
 $ 5,000,000     CIT Group Holdings Inc. 5.38% .........................................   25-Jan-99      $    4,972,510
  23,850,000     Citibank Credit Card Master Trust 6.35% ...............................   15-Aug-02          24,074,428
   8,180,000     Colorado Interstate Gas Company 10.00% ................................   15-Jun-05           9,859,804
  17,470,000     Comerica Bank 6.65% ...................................................   01-Jun-00          17,709,828
   5,860,000     Commercial Credit Group Inc. 10.00% ...................................   01-May-99           6,158,995
  10,000,000     Commercial Credit Group Inc. 6.13% ....................................   01-Mar-00          10,009,390
   8,200,000     Commercial Credit Group Inc. 6.00% ....................................   15-Apr-00           8,172,686
  13,715,000     Commercial Credit Group Inc. 6.00% ....................................   15-Jun-00          13,691,986
   5,500,000     Consolidated Natural Gas Company 6.80% ................................   15-Dec-27           5,588,341
   5,430,000     Continental Bank NA 7.88% .............................................   01-Feb-03           5,791,323
  10,900,000     Crestar Capital Trust 8.16% ...........................................   15-Dec-26          11,741,044
   5,000,000     Deere (John) Capital Corp. 6.28% ......................................   11-Oct-00           5,024,880
  13,585,000     Deere (John) Capital Corp. 6.00% ......................................   01-Feb-99          13,578,534
   5,000,000     Delta Air Lines Inc. 10.38% ...........................................   01-Feb-11           6,460,000
   4,000,000     Delta Air Lines Inc. 10.38% ...........................................   15-Dec-22           5,488,392
   2,716,000     Delta Air Lines Inc. 10.13% ...........................................   15-May-10           3,438,937
   5,000,000     Den Danske Bank A/S (b) 7.40% .........................................   15-Jun-07           5,234,535
  15,465,000     Discover Card Master Trust 5.40% ......................................   16-Nov-01          15,392,516
   5,165,000     DR Investments (b) 7.45% ..............................................   15-May-07           5,470,985
   7,030,000     DR Investments (b) 7.10% ..............................................   15-May-02           7,240,773
   3,650,000     Eastern Energy Ltd. 6.75% .............................................   01-Dec-06           3,700,655
   4,600,000     Enron Corp. 9.65% .....................................................   15-May-01           5,070,106
   7,000,000     Enron Corp. 6.50% .....................................................   01-Aug-02           7,048,419
   7,510,000     Equitable Life Assurance Society (US) (b) 7.70% .......................   01-Dec-15           8,045,388
  14,700,000     Equitable Life Assurance Society (US) (b) 6.95% .......................   01-Dec-05          15,047,611
   1,283,444     Federal Home Loan Mortgage Corp. 8.75% ................................   01-Jul-08           1,333,948
   6,184,363     Federal Home Loan Mortgage Corp. 7.50% ................................   01-Sep-01           6,277,314
     531,881     Federal Home Loan Mortgage Corp. 7.00% ................................   01-Aug-01             538,683
     240,105     Federal Home Loan Mortgage Corp. 7.00% ................................   01-Aug-01             243,176
     467,584     Federal Home Loan Mortgage Corp. 7.00% ................................   01-Sep-01             473,564
     455,094     Federal Home Loan Mortgage Corp. 7.00% ................................   01-Sep-01             460,915
   3,450,840     Federal Home Loan Mortgage Corp. 6.50% ................................   01-Oct-99           3,460,882
  14,840,000     Federal Home Loan Mortgage Corp. 6.49% ................................   24-Jun-04          15,251,929
  24,882,189     Federal Home Loan Mortgage Corp. 6.00% ................................   18-Aug-14          24,771,386
  10,000,000     Federal Home Loan Mortgage Corp. 6.25% ................................   15-May-19          10,009,300
     407,243     Federal Home Loan Mortgage Corp. 7.00% ................................   01-Nov-11             414,199
   2,738,276     Federal Home Loan Mortgage Corp. 5.50% ................................   01-Jun-00           2,693,341
   6,800,000     Federal National Mortgage Association 10.35% ..........................   10-Dec-15           9,761,720
  12,600,000     Federal National Mortgage Association 8.95% ...........................   12-Feb-18          16,385,015
   7,000,000     Federal National Mortgage Association 8.28% ...........................   10-Jan-25           8,793,645
   2,651,098     Federal National Mortgage Association 7.91% ...........................   01-Feb-01           2,748,658
  12,500,000     Federal National Mortgage Association 7.13% ...........................   30-Apr-26          13,861,937
   4,494,637     Federal National Mortgage Association 6.94% ...........................   01-Apr-07           4,627,678
   5,000,000     Federal National Mortgage Association 6.54% ...........................   10-Sep-07           5,169,335
  20,000,000     Federal National Mortgage Association 6.25% ...........................   01-Jan-99          19,988,800
     868,400     Federal National Mortgage Association 5.50% ...........................   01-Dec-08             848,566
     918,802     Federal National Mortgage Association 5.50% ...........................   01-Jun-11             893,241
  21,000,000     Federal National Mortgage Association 15 Year TBA (a) 6.50% ...........                      21,026,250
   4,860,000     Federal National Mortgage Association Medium Term Note 6.21% ..........   07-Nov-07           4,879,003

   The accompanying notes are an integral part of these financial statements.

                                   SAI-218

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                          VALUE
---------------                                                                                ----------------
 $ 12,069,599     Federal National Mortgage Association REMIC 7.00% ..........   18-Apr-04      $   12,356,252
   10,173,342     Federal National Mortgage Association REMIC 6.89% ..........   25-Dec-25          10,268,717
    8,750,000     Federal National Mortgage Association 6.48% ................   28-Jun-04           9,000,451
    5,450,000     Financing Corp. 10.35% .....................................   03-Aug-18           7,996,758
    3,800,000     Financing Corp. 9.40% ......................................   08-Feb-18           5,140,085
    4,000,000     First Bank NA 6.38% ........................................   15-Mar-01           4,039,456
    4,550,000     First Union Corp. 6.55% ....................................   15-Oct-35           4,621,130
    4,290,000     First Union National Bank North Carolina 6.18% .............   15-Feb-36           4,251,647
    4,034,703     Fleetwood Credit Grantor Trust 6.64% .......................   17-Sep-12           4,054,247
    5,250,000     Federal National Mortgage Association 0.99% ................   01-Jan-05           5,326,913
    7,705,000     Ford Credit Auto Loan Master Trust 6.50% ...................   15-Aug-02           7,782,050
   11,875,000     Ford Credit Auto Loan Master Trust 5.50% ...................   15-Feb-03          11,680,179
    7,000,000     Ford Credit Auto Owner Trust 6.30% .........................   15-Jan-01           7,032,816
   14,848,000     Ford Motor Credit Co. 8.38% ................................   15-Jan-00          15,479,203
    2,072,000     Ford Motor Credit Co. 8.20% ................................   15-Feb-02           2,213,362
    5,000,000     Ford Motor Credit Co. 8.00% ................................   15-Jan-99           5,095,035
    3,495,000     Ford Motor Credit Co. 7.75% ................................   01-Oct-99           3,588,676
    2,300,000     Ford Motor Credit Co. 7.25% ................................   15-May-99           2,338,010
   13,700,000     Ford Motor Credit Co. 6.85% ................................   15-Aug-00          13,931,667
    5,000,000     Ford Motor Credit Co. 6.38% ................................   15-Sep-99           5,021,135
    6,755,000     Ford Motor Credit Co. 6.38% ................................   15-Apr-00           6,790,058
    1,700,000     Ford Motor Credit Co. 6.25% ................................   08-Nov-00           1,705,187
   34,375,000     Ford Motor Credit Co. 5.63% ................................   15-Jan-99          34,222,169
   15,000,000     GATX Capital Corp. 6.50% ...................................   01-Nov-00          15,083,550
   10,000,000     GATX Capital Corp. 6.44% ...................................   09-Jun-00          10,062,450
    7,325,000     General Electric Capital Corp. 8.75% .......................   21-May-07           8,603,798
    4,000,000     General Electric Capital Corp. 8.09% .......................   01-Apr-04           4,392,284
    2,441,000     General Motors Acceptance Corp. 9.63% ......................   15-May-00           2,626,221
    1,000,000     General Motors Acceptance Corp. 9.38% ......................   01-Apr-00           1,066,571
    6,720,000     General Motors Acceptance Corp. 8.63% ......................   15-Jun-99           6,954,488
    1,849,000     General Motors Acceptance Corp. 7.75% ......................   15-Jan-99           1,879,747
    8,310,000     General Motors Acceptance Corp. 7.38% ......................   26-May-99           8,462,746
    9,650,000     General Motors Acceptance Corp. 7.13% ......................   01-Jun-99           9,781,607
    7,722,000     General Motors Acceptance Corp. 7.00% ......................   01-Mar-00           7,859,706
    7,500,000     General Motors Acceptance Corp. 6.75% ......................   05-Jun-01           7,634,872
   17,750,000     General Motors Acceptance Corp. 6.63% ......................   17-Apr-00          17,962,379
      850,000     General Motors Acceptance Corp. 6.50% ......................   16-Apr-99             855,286
    5,700,000     General Motors Acceptance Corp. 6.45% ......................   24-May-99           5,734,736
    7,400,000     General Motors Acceptance Corp. 6.04% ......................   19-Mar-99           7,404,070
    2,370,000     General Motors Acceptance Corp. 6.00% ......................   30-Dec-98           2,372,723
    5,000,000     General Motors Acceptance Corp. 5.98% ......................   09-Mar-98           5,001,950
   20,000,000     General Motors Acceptance Corp. 5.92% ......................   22-Mar-98          19,980,800
   13,710,000     General Motors Acceptance Corp. 5.88% ......................   12-Jan-99          13,708,972
    5,500,000     General Motors Acceptance Corp. 5.63% ......................   15-Feb-01           5,415,911
    1,000,000     General Motors Corp. 9.63% .................................   01-Dec-00           1,091,182
   18,000,000     Global Marine Inc. (b) 7.13% ...............................   01-Sep-07          18,768,330
   20,000,000     Goldman Sachs Group L P Med Tennessee 6.16% ................   24-Mar-98          20,032,200
    4,576,344     Government National Mortgage Association 9.50% .............   15-Nov-09           4,905,246
    5,421,304     Government National Mortgage Association 7.38% .............   01-Jan-98           5,589,040

   The accompanying notes are an integral part of these financial statements.

                                   SAI-219

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
    AMOUNT                                                                                            VALUE
--------------                                                                                  ----------------
 $ 5,519,884     Government National Mortgage Association 7.00% .............    01-Jan-98       $    5,682,886
   5,424,767     Government National Mortgage Association 7.00% .............    01-Jan-98            5,573,081
   5,587,713     Government National Mortgage Association 6.88% .............    20-Oct-22            5,751,880
   3,580,504     Government Trust Certificates 9.63% ........................    15-May-02            3,799,202
     521,443     Government Trust Certificates 9.40% ........................    15-May-02              554,737
  10,354,729     Government Trust Certificates 9.25% ........................    15-Nov-01           11,015,257
      58,612     Government Trust Certificates 8.00% ........................    15-May-98               59,190
   9,075,000     GTE Corp. 9.38% ............................................    01-Dec-00            9,800,129
   3,922,941     Guaranteed Export Trust 6.28% ..............................    15-Jun-04            3,993,876
  10,000,000     IBM Corp. 7.13% ............................................   01-Dec-2096          10,361,270
  25,460,000     Integra Bank 6.55% .........................................    15-Jun-00           25,755,285
   9,300,000     Inter American Development Bank 6.75% ......................    15-Jul-27            9,697,426
  15,900,000     International Lease Finance Corp. 6.65% ....................    01-Apr-00           16,055,073
   8,300,000     International Lease Finance Corp. 6.63% ....................    01-Jun-00            8,400,978
  14,750,000     International Lease Finance Corp. 6.63% ....................    15-Aug-00           14,909,551
  11,290,000     International Lease Finance Corp. 6.38% ....................    18-Jan-00           11,347,805
   4,875,000     International Lease Finance Corp. 6.13% ....................    01-Nov-99            4,876,336
  22,825,000     Ireland (Republic of) 8.63% ................................    15-Apr-01           24,566,228
  13,000,000     Ireland (Republic of) 7.88% ................................    01-Dec-01           13,820,963
   1,825,000     Ireland (Republic of) 7.13% ................................    15-Jul-02            1,900,181
  10,600,000     Israel US Government Guaranteed Notes 7.63% ................    15-Aug-04           11,557,880
  18,200,000     Israel US Government Guaranteed Notes 6.63% ................    15-Feb-04           18,866,338
  23,500,000     Israel US Government Guaranteed Notes 6.38% ................    15-Aug-01           23,843,546
  11,375,000     Israel US Government Guaranteed Notes 5.70% ................    15-Feb-03           11,259,009
   4,580,000     Israel US Government Guaranteed Notes 5.63% ................    15-Sep-03            4,512,321
   4,000,000     John Deere Capital Corp. 6.50% .............................    20-Sep-99            4,031,548
   7,000,000     John Deere Capital Corp. 6.43% .............................    09-Aug-99            7,044,555
  13,800,000     John Deere Capital Corp. 6.35% .............................    15-Mar-01           13,906,260
   6,305,000     Kemper Corp. 6.88% .........................................    15-Sep-03            6,453,911
  10,475,000     Key Bank NA 6.13% ..........................................    03-Feb-99           10,501,774
  22,400,000     Keycorp Institutional Capital 6.63% ........................    30-Jun-99           22,607,200
   6,000,000     KFW International Finance Inc. 8.85% .......................    15-Jun-99            6,236,364
   1,000,000     KFW International Finance Inc. 8.62% .......................    15-Oct-01            1,085,643
  27,575,000     KFW International Finance Inc. 8.00% .......................    15-Feb-10           31,527,380
  21,040,000     KFW International Finance Inc. 7.63% .......................    15-Feb-04           22,665,656
   5,800,000     Landeskreditbank Baden Wurttemburg 7.63% ...................    01-Feb-23            6,581,944
   4,665,000     Lasmo USA Incorporated 6.75% ...............................    15-Dec-07            4,711,547
  11,015,000     Lockheed Martin Corp. 6.85% ................................    15-May-01           11,229,473
  10,620,000     Lockheed Martin Corp.6.55% .................................    15-May-99           10,674,088
   9,500,000     Malaysia (Government of) 9.88% .............................    27-Sep-00           10,009,428
  19,500,000     Manitoba (Province of) 9.50% ...............................    01-Oct-00           21,137,629
   8,550,000     Manitoba (Province of) 9.00% ...............................    15-Dec-00            9,232,957
  12,500,000     Manitoba (Province of) 8.75% ...............................    15-May-01           13,518,950
  25,200,000     Manitoba (Province of) 8.00% ...............................    15-Apr-02           26,928,644
  27,976,000     Manitoba (Province of) 7.75% ...............................    01-Feb-02           29,566,520
  21,219,000     Manitoba (Province of) 6.88% ...............................    15-Sep-02           21,834,966
   6,245,000     Manitoba (Province of) 6.75% ...............................    01-Mar-03            6,418,561
  15,250,000     Margaretten Financial Corp. 6.75% ..........................    15-Jun-00           15,429,782
   8,250,000     Massachusetts Mutual Life Insurance Co. (b) 7.63% ..........    15-Nov-23            8,971,240

   The accompanying notes are an integral part of these financial statements.

                                   SAI-220

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                     VALUE
---------------                                                                           ----------------
 $ 20,988,000     MBNA Master Credit Card Trust 5.40% .................    15-Sep-00       $   20,879,786
    5,000,000     Mead Corp. 6.60% ....................................    01-Mar-02            5,056,935
    3,250,000     Meridian Bancorp Inc. 6.63% .........................    15-Jun-00            3,282,871
   25,000,000     Merrill Lynch & Co. Inc. 6.77% ......................    15-Apr-99           25,253,825
    3,600,000     Merrill Lynch & Co. Inc. 6.64% ......................    09-Apr-99            3,629,567
      500,000     Merrill Lynch & Co., Inc. 6.00% .....................    01-Mar-01              497,425
    5,800,000     Metropolitan Life Insurance Co. (b) 7.70% ...........    01-Nov-15            6,175,411
    6,725,000     Midland Bank PLC 7.65% ..............................    01-May-25            7,307,513
      400,000     Morgan Stanley Group Inc. 8.88% .....................    15-Oct-01              435,184
   24,610,000     Morgan Stanley Group Inc. 5.63% .....................    01-Mar-99           24,491,577
   10,000,000     National Australia Bk Ltd 6.40% .....................    10-Dec-02           10,129,500
   10,180,000     National Bank Of Hungary 7.95% ......................    01-Nov-03           10,758,590
    8,250,000     National City Bank 6.35% ............................    15-Mar-01            8,313,508
    4,335,000     National Westminster Bank PLC 9.45% .................    01-May-01            4,744,866
   12,700,000     NationsBank Corp. 6.75% .............................    15-Aug-00           12,909,156
    6,250,000     NationsBank Corp. 5.85% .............................    05-Feb-02            6,171,081
    5,900,000     NationsBank Corp. 5.75% .............................    25-Jan-01            5,849,537
   18,310,000     NationsBank Credit Card Master Trust 6.45% ..........    15-Apr-03           18,507,400
   12,150,000     New York Life Insurance Co. (b) 6.40% ...............    15-Dec-03           12,225,828
   21,900,000     New Zealand Government 10.63% .......................    15-Nov-05           27,765,849
   23,500,000     Nordbanken AB 7.25% .................................    30-Oct-06           24,601,562
   13,050,000     Norfolk Southern Corp. 7.90% ........................   15-May-2097          14,836,114
    4,300,000     Norfolk Southern Corp. 7.05% ........................    01-May-37            4,547,951
    5,000,000     Norfolk Southern Corp. 6.70% ........................    01-May-00            5,061,290
    7,810,000     Northwest Pipeline Corp. 6.63% ......................    01-Dec-07            7,879,407
    5,000,000     Norwest Corp. 6.75% .................................    15-Dec-27            4,977,475
   10,000,000     Norwest Corp. 6.25% .................................    15-Apr-99           10,039,270
    3,750,000     Norwest Corp. 6.13% .................................    15-Oct-00            3,754,039
   15,195,000     Norwest Corp. 6.00% .................................    15-Mar-00           15,176,964
    5,000,000     Norwest Corp. 5.63% .................................    05-Feb-01            4,936,650
   10,910,000     Norwest Financial Inc. 7.25% ........................    15-Mar-00           11,174,458
   13,750,000     Norwest Financial Inc. 6.38% ........................    01-Oct-99           13,820,854
    5,000,000     Norwest Financial Inc. 6.25% ........................    15-Mar-99            5,018,375
    5,265,000     Norwest Financial Inc. 5.13% ........................    15-Apr-00            5,161,522
    3,745,000     Nova Scotia (Province of) 9.38% .....................    15-Jul-02            4,213,413
    2,000,000     Nova Scotia (Province of) 9.13% .....................    01-May-21            2,586,576
   20,085,000     Ontario (Province of) 8.00% .........................    17-Oct-01           21,393,839
    9,875,000     Ontario (Province of) 7.75% .........................    04-Jun-02           10,473,613
    9,650,000     Ontario (Province of) 7.63% .........................    22-Jun-04           10,420,910
   10,500,000     Ontario (Province of) 7.38% .........................    27-Jan-03           11,084,262
    6,200,000     Pacific Mutual (b) 7.90% ............................    30-Dec-23            6,867,901
   15,375,000     Premier Auto Trust 6.35% ............................    06-Apr-02           15,485,515
    8,000,000     Premier Auto Trust 6.25% ............................    06-Jun-01            8,057,504
    8,910,000     Premier Auto Trust 6.15% ............................    06-Mar-00            8,918,358
   14,640,000     Premier Auto Trust 6.05% ............................    06-Apr-00           14,656,016
   10,850,000     Private Export Funding Corp. 8.75% ..................    30-Jun-03           12,267,173
   24,140,000     Private Export Funding Corp. 7.11% ..................    15-Apr-07           25,880,108
      600,000     Private Export Funding Corp. 6.90% ..................    31-Jan-03              625,394
    1,000,000     Private Export Funding Corp. 6.62% ..................    01-Oct-05            1,036,543

   The accompanying notes are an integral part of these financial statements.


                                   SAI-221

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                       VALUE
---------------                                                                             ----------------
 $ 39,355,000     Private Export Funding Corp. 6.31% ......................   30-Sep-04      $   40,058,746
    4,700,000     Private Export Funding Corp. 5.80% ......................   01-Feb-04           4,683,569
    4,525,000     Quebec (Province of) 9.13% ..............................   01-Mar-00           4,798,894
    5,000,000     Quebec (Province of) 7.00% ..............................   30-Jan-07           5,189,575
   16,635,000     Republic of Finland 7.88% ...............................   28-Jul-04          18,211,682
    9,650,000     Republic of Finland 6.95% ...............................   15-Feb-26          10,238,978
   20,012,000     Resolution Funding Corp. 8.88% ..........................   15-Jul-20          26,629,468
   15,000,000     Resolution Funding Corp. 8.63% ..........................   15-Jan-21          19,551,960
   19,750,000     Resolution Funding Corp. 8.13% ..........................   15-Oct-19          24,408,650
    8,000,000     Scripps (E W) Co. 6.38% .................................   15-Oct-02           8,058,928
    3,000,000     Sears Roebuck & Co. 9.50% ...............................   01-Jun-99           3,134,082
    4,050,000     Sears Roebuck Acceptance Corp. 6.54% ....................   06-May-99           4,074,737
   12,200,000     Sears Roebuck Acceptance Corp. 6.38% ....................   16-Feb-99          12,257,840
   13,000,000     Sears Roebuck Acceptance Corp. 6.22% ....................   25-Mar-99          13,042,692
   20,000,000     Sears Roebuck Acceptance Corp. 5.63% ....................   07-Feb-01          19,715,740
   13,590,000     Skandinaviska Enskilda Banken 6.88% .....................   15-Feb-09          13,673,986
    8,420,000     Society National Bank 7.85% .............................   01-Nov-02           8,972,756
   23,450,000     Society National Bank 7.25% .............................   01-Jun-05          24,453,449
   18,500,000     Sun Life Canada US Trust I (b) 8.53% ....................   29-May-49          20,429,679
    9,750,000     Suntrust Banks Inc. 6.00% ...............................   15-Feb-26           9,595,141
    5,000,000     TCI Communications Incorporated 6.88% ...................   15-Feb-06           5,040,855
   26,470,000     Tennessee Gas Pipeline Co. 7.00% ........................   15-Mar-27          27,838,499
   14,110,625     Textron Financial Corp. Receivables 6.06% ...............   16-Mar-09          14,117,243
    5,125,000     Time Warner Incorporated 8.11% ..........................   15-Aug-06           5,577,537
    8,222,000     Time Warner Incorporated 7.48% ..........................   15-Jan-08           8,647,464
   25,000,000     Time Warner Pass Through Asset Trust (b) 4.90% ..........   29-Jul-99          24,505,250
    5,150,000     Tosco Corporation 7.00% .................................   15-Jul-00           5,240,383
      725,000     Travelers Group Inc. 9.50% ..............................   01-Mar-02             809,538
   13,090,000     US Leasing International Inc. 6.63% .....................   15-May-03          13,237,393
   98,040,000     US Treasury Bonds 6.38% .................................   15-Aug-27         103,453,181
   26,515,000     US Treasury Bonds 13.25% ................................   15-May-14          42,402,682
      500,000     US Treasury Bonds 12.75% ................................   15-Nov-10             713,786
   17,335,000     US Treasury Bonds 12.50% ................................   15-Aug-14          26,804,174
   11,650,000     US Treasury Bonds 12.00% ................................   15-Aug-13          17,179,102
       40,000     US Treasury Bonds11.25% .................................   05-Feb-15              62,700
    9,050,000     US Treasury Bonds10.38% .................................   15-Nov-12          12,035,839
   12,320,000     US Treasury Bonds 9.88% .................................   15-Nov-15          17,534,859
    1,685,000     US Treasury Bonds 9.25% .................................   15-Feb-16           2,287,217
      400,000     US Treasury Bonds 9.00% .................................   15-Nov-18             540,695
    9,010,000     US Treasury Bonds 8.88% .................................   15-Aug-17          11,957,820
   51,500,000     US Treasury Bonds 8.88% .................................   15-Feb-19          68,930,123
    6,750,000     US Treasury Bonds 8.75% .................................   15-May-17           8,848,993
   32,000,000     US Treasury Bonds 8.75% .................................   15-Aug-20          42,678,720
    7,260,000     US Treasury Bonds 8.50% .................................   15-Feb-20           9,436,889
   53,645,000     US Treasury Bonds 8.13% .................................   15-Aug-19          67,146,481
   23,000,000     US Treasury Bonds 8.13% .................................   15-Aug-21          29,015,098
   17,300,000     US Treasury Bonds 8.00% .................................   15-Nov-21          21,575,799
   19,733,000     US Treasury Bonds 7.88% .................................   15-Feb-21          24,237,610
   12,591,000     US Treasury Bonds 7.50% .................................   15-Nov-16          14,698,104

   The accompanying notes are an integral part of these financial statements.

                                   SAI-222

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
    AMOUNT                                                                                        VALUE
--------------                                                                              ----------------
 $  6,840,000    US Treasury Bonds 7.50% ..................................   15-Nov-24      $    8,183,027
   23,695,000    US Treasury Bonds 7.25% ..................................   15-Aug-22          27,379,904
    1,331,000    US Treasury Bonds 6.75% ..................................   15-Aug-26           1,466,054
   87,075,000    US Treasury Bonds 6.63% ..................................   15-Feb-27          94,555,439
    5,000,000    US Treasury Bonds 6.00% ..................................   15-Feb-26           4,995,870
    7,000,000    US Treasury Notes 7.88% ..................................   15-Aug-01           7,490,238
    4,400,000    US Treasury Notes 7.88% ..................................   15-Nov-04           4,921,629
   18,165,000    US Treasury Notes 7.25% ..................................   15-Aug-04          19,632,369
   31,000,000    US Treasury Notes 6.63% ..................................   30-Apr-02          32,017,110
    2,000,000    US Treasury Notes 6.50% ..................................   15-May-05           2,086,296
   60,000,000    US Treasury Notes 6.50% ..................................   15-Aug-05          62,606,400
      300,000    US Treasury Notes 6.50% ..................................   15-Oct-06             314,271
   47,705,000    US Treasury Notes 6.38% ..................................   30-Sep-01          48,743,347
   27,250,000    US Treasury Notes 6.25% ..................................   31-Oct-01          27,746,904
   38,265,000    US Treasury Notes 6.25% ..................................   28-Feb-02          38,986,219
   11,213,000    US Treasury Notes 5.88% ..................................   30-Sep-02          11,282,980
    4,370,000    US Treasury Notes 5.88% ..................................   15-Feb-04           4,410,580
    4,865,000    US Treasury Notes 5.75% ..................................   30-Sep-99           4,872,774
    4,500,000    US Treasury Notes 5.75% ..................................   31-Oct-02           4,506,462
   38,805,000    US Treasury Notes 5.75% ..................................   30-Nov-02          38,835,268
   40,000,000    US Treasury Notes 5.63% ..................................   30-Nov-99          39,980,880
   25,910,000    US Treasury Notes 5.63% ..................................   31-Dec-02          25,823,823
    4,880,000    US Treasury Sc Strp Interest 0.00% .......................   15-May-99           4,521,515
   50,425,000    US Treasury Sc Strp Interest 0.00% .......................   15-Feb-10          24,632,612
   10,425,000    USA Waste Services Incorporated 6.50% ....................   15-Dec-02          10,428,055
    9,275,000    USL Capital Corp. 8.13% ..................................   15-Feb-00           9,642,021
   13,850,000    Victorian Public Authority Financing 8.25% ...............   15-Jan-02          14,967,930
    6,500,000    Wachovia Bank NA 6.70% ...................................   14-Apr-99           6,566,495
    5,265,000    Wal Mart Stores Incorporated 6.13% .......................   21-Nov-00           5,284,849
   15,330,000    Westpac Banking Ltd. 9.13% ...............................   15-Aug-01          16,732,986
   13,412,000    Westpac Banking Capital Corp.7.88% .......................   15-Oct-02          14,259,196
   13,525,000    Zions Institutional Capital Trust A 8.54% ................   15-Dec-26          14,912,136
 ------------    -----------------------------------------------------------  ---------      --------------
                 TOTAL NOTES AND DEBENTURES (Cost $3,888,400,425)..........                   3,983,669,783
                 -----------------------------------------------------------                 --------------
     UNITS
 ------------
                 STATE STREET BANK AND TRUST COMPANY
                  INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS--3.8%
    1,476,282    Cash Plus Fund ...........................................                  $   15,440,430
  142,277,780    Short Term Investment Fund ...............................                     142,277,780
 ------------    -----------------------------------------------------------                 --------------
                 TOTAL STATE STREET BANK AND TRUST COMPANY
                  INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS
                  (Cost $157,277,780)......................................                  $  157,718,210
                 -----------------------------------------------------------                 --------------

   The accompanying notes are an integral part of these financial statements.

                                   SAI-223

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997


  PRINCIPAL
    AMOUNT                                                                                                  VALUE
-------------                                                                                         -----------------
                SHORT TERM US GOVERNMENT OBLIGATIONS--0.0%
 $  100,000     US Treasury Bills (c) 5.21% .........................................   22-Jan-98      $       99,697
    500,000     US Treasury Bills (c) 5.08% .........................................   22-Jan-98             498,518
 ----------     ----------------------------------------------------------------------  ---------      --------------
                TOTAL SHORT TERM US GOVERNMENT OBLIGATIONS (Cost $598,215) ..........                         598,215
                ----------------------------------------------------------------------                 --------------
                TOTAL INVESTMENTS--100% (Cost $4,046,276,420)........................                  $4,141,986,208
                ======================================================================                 ==============

    (a) All or a portion of these securities have been purchased on a delayed delivery basis.

    (b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

    (c) At December 31, 1997, US Treasury Bills were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1997:




FUTURES                    NUMBER OF       NOTIONAL          MATURITY        UNREALIZED
CONTRACT                   CONTRACTS         VALUE             DATE          GAIN (LOSS)
-----------------------   -----------   --------------   ----------------   ------------
   Eurodollar .........       60         $14,128,500         March 1998       $  5,250
   Eurodollar .........       42           9,888,150          June 1998          3,900
   Eurodollar .........       42           9,884,250     September 1998          2,550
   Eurodollar .........       41           9,641,350      December 1998          1,337
   Eurodollar .........       41           9,641,350         March 1999            825
   Eurodollar .........       41           9,637,700          June 1999          1,400
   Eurodollar .........       30           7,050,900     September 1999           (150)
   Eurodollar .........       18           4,229,550      December 1999         (2,250)
   Eurodollar .........       18           4,230,450         March 2000         (2,250)
   Eurodollar .........       18           4,227,750          June 2000         (2,250)
   Eurodollar .........       18           4,228,650     September 2000         (2,250)
   Eurodollar .........       18           4,225,950      December 2000         (2,250)
   Eurodollar .........       18           4,227,300         March 2001         (2,700)
   Eurodollar .........       18           4,226,400          June 2001         (2,700)
   Eurodollar .........        9           2,112,525     September 2001         (1,125)
                                                                              --------
                                                                              $ (2,663)
                                                                              ========


   The accompanying notes are an integral part of these financial statements.

                                   SAI-224

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997

--------------------------------------------------------------------------------

The following swap contracts were open at December 31, 1997:



     CURRENT                                                                                                      UNREALIZED
     NOTIONAL                                                                                                    APPRECIATION
      AMOUNT                                               DESCRIPTION                                          (DEPRECIATION)
-----------------   ----------------------------------------------------------------------------------------   ---------------
 $   10,000,000     Agreement with Lehman Brothers Special Financing Inc. terminating on April 1, 1998 to       $          0
                    make monthly payments equal to 1 month LIBOR minus 5 basis points multiplied by the
                    Notional Amount of $10,000,000; and to receive or make payments equal to the notional amount multiplied by the percentage change for the month in the Bond Index. For the purposes of this agreement the Bond Index is measured as 100 plus the total return since inception of the Lehman Brothers Corporate Bond Index.
    100,000,000     Agreement with Lehman Brothers Special Financing Inc. terminating on September 1,                      0
 --------------                                                                                                 ------------
                    1998 to make monthly payments equal to 1 month LIBOR minus 7.5 basis points multiplied by the Notional Amount of $100,000,000; and to receive or make payments equal to the notional amount multiplied by the percentage change for the month in the
                    Bond Index. For the purposes of this agreement the Bond Index is measured as 100 plus the total return since inception of the Lehman Brothers Long Corporate Bond Index.
 $  110,000,000                                                                                                 $          0
 ==============                                                                                                 ============

   The accompanying notes are an integral part of these financial statements.

                                   SAI-225

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund




In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 1997, the results of its operations for the year then ended, and the changes in their net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Boston, Massachusetts

February 20, 1998


                                   SAI-226

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Assets and Liabilities
December 31, 1997

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at amortized cost .......................................    $ 18,571,262,405
Cash ...............................................................................                 137
Interest and other receivables .....................................................         137,842,732
-------------------------------------------------------------------------------------   ----------------
    Total assets ...................................................................      18,709,105,274
-------------------------------------------------------------------------------------   ----------------
LIABILITIES
Payable for investments purchased ..................................................          50,000,000
Distributions payable ..............................................................          96,035,133
Accrued expenses ...................................................................               5,700
Other liabilities ..................................................................               7,335
-------------------------------------------------------------------------------------   ----------------
    Total liabilities ..............................................................         146,048,168
-------------------------------------------------------------------------------------   ----------------
NET ASSETS (equivalent to $1.00 per unit based on 18,563,059,727 units outstanding)     $ 18,563,057,106
=====================================================================================   ================



   The accompanying notes are an integral part of these financial statements.

                                   SAI-227

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Statement of Operations
Year ended December 31, 1997

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest .............................................................  $1,076,760,697
-----------------------------------------------------------------------  --------------
EXPENSES
 Audit ................................................................          18,800
 Other ................................................................           7,478
-----------------------------------------------------------------------  --------------
   Total expenses .....................................................          26,278
-----------------------------------------------------------------------  --------------
   Net investment income ..............................................   1,076,734,419
-----------------------------------------------------------------------  --------------
NET REALIZED GAIN (LOSS) ON INVESTMENTS ...............................             242
-----------------------------------------------------------------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .......  $1,076,734,661
=======================================================================  ==============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-228

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Changes in Net Assets
Year ended December 31, 1997

--------------------------------------------------------------------------------

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        1997                 1996
                                                                                -------------------  -------------------
FROM OPERATIONS
Net investment income ........................................................   $  1,076,734,419      $   781,297,285
Net realized gain (loss) on investments ......................................                242              (39,765)
-------------------------------------------------------------------------------  ----------------      ---------------
Net increase in net assets resulting from operations .........................      1,076,734,661          781,257,520
-------------------------------------------------------------------------------  ----------------      ---------------
Distributions from net investment income .....................................     (1,076,730,419)        (781,297,285)
-------------------------------------------------------------------------------  ----------------      ---------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions       4,800,113,295        1,369,831,060
-------------------------------------------------------------------------------  ----------------      ---------------
Net increase (decrease) in net assets ........................................      4,800,117,537        1,369,791,295
NET ASSETS
 Beginning of year ...........................................................     13,762,939,569       12,393,148,274
-------------------------------------------------------------------------------  ----------------      ---------------
 End of year .................................................................   $ 18,563,057,106      $13,762,939,569
===============================================================================  ================      ===============



   The accompanying notes are an integral part of these financial statements.

                                   SAI-229

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout Each Year)



                                                                       YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------------------------------------
                                               1997             1996             1995             1994             1993
                                         ---------------- ---------------- ---------------- ---------------- ----------------
Net investment income ..................    $   0.0563       $   0.0548       $   0.0604       $   0.0424       $   0.0336
Net realized gain (loss)* ..............        0.0000           0.0000           0.0000           0.0000           0.0000
Net change in net assets resulting from
 operations ............................    $   0.0563       $   0.0548       $   0.0604       $   0.0424       $   0.0336
----------------------------------------    ----------       ----------       ----------       ----------       ----------
Distributions from net investment
 income ................................    $   0.0563       $   0.0548       $   0.0604       $   0.0424       $   0.0336
========================================    ==========       ==========       ==========       ==========       ==========
    Total return** .....................          5.77%            5.62%            6.21%            4.32%            3.41%
----------------------------------------    ----------       ----------       ----------       ----------       ----------
Ratio of expenses to average net
 assets*** .............................          0.00%            0.00%            0.00%            0.00%            0.00%
Ratio of net investment income to
 average net assets ....................          5.63%            5.56%            6.04%            4.24%            3.36%
Net assets, end of year (000s) .........    $18,563,057     $13,762,940      $12,393,148      $ 9,239,219      $12,657,842
========================================    ===========     ===========      ===========      ===========      ===========

----------
*     Zero amounts represent those which are less than $.00005 per unit.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***   Less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-230

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     The State Street Bank and Trust Company ("State Street Bank") Short Term Investment Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to maintain a diversified portfolio of short-term securities. The investments of the Fund are currently limited to high-quality bonds, notes, commercial paper and other evidences of indebtedness which are payable on demand or which have a maturity date not exceeding three months from the date of purchase, except that up to 20% of the Fund's investments may be placed in securities with a maturity date not exceeding 13 months. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments are stated at amortized cost, which approximates market value.


 B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities is recorded on the accrual basis. Interest income is increased by accretion of discount and decreased by amortization of premium.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market-based net asset value of the Fund, the Trustee may determine that continued redemption at a constant $1.00 net asset value will create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be redeemed at the market-based net asset value until such time as the disparity between the market-based and the constant net asset value per unit is deemed to be immaterial.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year.


                                   SAI-231

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


 F. DISTRIBUTIONS TO PARTICIPANTS

     Distributions from net investment income are recorded on each valuation date and paid monthly. All net realized gains are retained by the Fund.


 G. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements.


3. INVESTMENT TRANSACTIONS

     Purchases and sales of short-term investments (including maturities) during the year ended December 31, 1997 were $1,525,201,998,167 and $1,520,614,907,024, respectively, resulting in a net realized gain (loss) of $242.


4. UNITES OF PARTICIPATION

     Participant transactions for the Fund wre as follows:




                                                                     YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------------------------
                                                       1997                                          1996
                                    -------------------------------------------   -------------------------------------------
                                            UNITS                 AMOUNT                  UNITS                 AMOUNT
                                    --------------------   --------------------   --------------------   --------------------
Units issued ....................       55,593,526,128      $  55,593,526,128         62,949,538,186      $  62,949,538,186
Units redeemed ..................      (50,793,412,833)       (50,793,412,833)       (61,579,707,126)       (61,579,707,126)
                                       ---------------      -----------------        ---------------      -----------------
Net increase (decrease) .........        4,800,113,295      $   4,800,113,295          1,369,831,060      $   1,369,831,060
                                       ===============      =================        ===============      =================


                                   SAI-232

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1997



   PRINCIPAL
     AMOUNT                                                                                        VALUE
---------------                                                                               --------------
                  PRINCIPAL SHORT TERM INSTRUMENTS--96.0%
 $ 50,000,000     Abbey National Treasury Services PLC 5.75% ..........       18-Feb-98        $ 50,000,000
   40,000,000     Abbey National Treasury Services PLC 5.77% ..........       20-Feb-98          40,000,000
  200,000,000     Abbey National Treasury Services PLC 5.76% ..........       17-Feb-98         200,000,000
   50,000,000     Abbey National Treasury Services PLC 5.75% ..........       26-Feb-98          50,000,000
  100,000,000     Abbey National Treasury Services PLC 5.61% ..........       15-Jan-98*         99,958,186
   43,000,000     ABN Amro Bank NV 5.64% ..............................       20-Jan-98          42,998,841
   63,000,000     Assets Securitization Cooperative 5.70% .............       12-Feb-98          62,581,050
   90,000,000     Assets Securitization Cooperative 6.50% .............       09-Jan-98          89,870,000
  105,000,000     Assets Securitization Cooperative 5.85% .............       27-Jan-98         104,556,375
   93,000,000     Assets Securitization Cooperative 5.80% .............       13-Feb-98          92,355,717
  118,000,000     Assets Securitization Cooperative 5.79% .............       20-Feb-98         117,051,083
   68,000,000     Assets Securitization Cooperative 5.74% .............       17-Mar-98          67,186,833
  100,000,000     Assets Securitization Cooperative 5.70% .............       20-Feb-98          99,209,028
   49,400,000     Assets Securitization Cooperative 5.63% .............       27-Jan-98          49,199,134
   83,000,000     Assets Securitization Cooperative 5.63% .............       06-Jan-98          82,935,156
   19,000,000     Australia & New Zealand Banking 5.65% ...............       19-Feb-98          18,987,918
   14,100,000     Avco Financial Services Inc. 5.90% ..................       09-Jan-98          14,081,513
   21,000,000     Avco Financial Services Inc. 5.57% ..................       08-Jan-98          20,977,256
   70,000,000     Bank of Montreal (Chicago) 5.77% ....................       31-Mar-98*         69,979,688
  185,000,000     Bank of Montreal (Chicago) 5.76% ....................       20-Jan-98         185,000,967
   63,000,000     Bank of New York 6.00% ..............................       24-Mar-98          62,986,486
   50,000,000     Bank of New York 5.83% ..............................       15-Jan-98          49,999,266
   45,000,000     Bank of New York 5.82% ..............................       28-Jan-98          44,999,044
  100,000,000     Bank of Nova Scotia 5.81% ...........................       26-Jan-98         100,000,000
   50,000,000     Bank of Nova Scotia 5.77% ...........................       20-Jan-98          50,000,000
   75,000,000     Bank of Nova Scotia 5.72% ...........................       07-Jan-98          75,000,000
  100,000,000     Bank of Nova Scotia 5.72% ...........................       09-Jan-98         100,000,000
   75,000,000     Bank of Nova Scotia Euro CD 5.76% ...................       18-Feb-98          75,000,986
   35,000,000     Bank of Scotland 5.73% ..............................       17-Apr-98          34,997,997
   60,000,000     Bank One Texas NA 5.49% .............................       05-Jan-98*         59,976,206
   25,000,000     Bank One Wisconsin 5.89% ............................       19-Mar-98*         25,007,923
   70,000,000     Bank Scotland Treasury Services PLC 5.81% ...........       23-Mar-98*         69,980,183
   50,000,000     Barclays Bank PLC 5.75% .............................       10-Feb-98          50,002,298
  210,000,000     Barclays Bank PLC 5.67% .............................       01-Jan-98*        209,897,830
  244,000,000     Barclays Bank PLC 5.60% .............................       12-Jan-98         243,986,404
   40,000,000     Bayerische Hypotheken Und 5.96% .....................       26-Oct-98          39,984,400
   80,000,000     Bayerische Hypotheken Und 5.94% .....................       22-Oct-98          79,963,048
   31,000,000     Bayerische Hypotheken Und 5.91% .....................       28-Aug-98          30,992,045
  100,000,000     Bayerische Hypotheken Wechsel 5.77% .................       24-Feb-98         100,000,466

   The accompanying notes are an integral part of these financial statements.

                                   SAI-233

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                              VALUE
---------------                                                                                     --------------
 $ 75,000,000     Bayerische Landesbank 5.75% ...............................       18-Feb-98        $ 75,000,000
  100,000,000     Bayerische Landesbank New York 5.84% ......................       26-Jan-98*         99,962,490
  125,000,000     Bayerische Vereinsbank AG 5.78% ...........................       27-Feb-98         125,001,951
  103,000,000     Bayerische Vereinsbank AG 5.77% ...........................       24-Feb-98         103,001,523
  100,000,000     Branch Bank + Trust Co. 6.50% .............................       02-Jan-98         100,000,000
  200,000,000     Branch Bank + Trust Co. 6.00% .............................       02-Jan-98         200,000,000
   32,000,000     Branch Banking & Trust Co. Wilson NC 5.65% ................       02-Jan-98*         31,991,441
   50,000,000     Canadian Imperial Bank Commerce 5.87% .....................       11-Aug-98          49,960,762
  110,000,000     Canadian Imperial Bank Commerce 5.80% .....................       31-Mar-98         110,000,000
  200,000,000     Canadian Imperial Holding Inc. 6.75% ......................       02-Jan-98        $199,962,500
  600,000,000     Chase Manhattan Corp. 6.25% ...............................       02-Jan-98         600,000,000
  100,000,000     CIT Group Holdings Inc. 5.64% .............................       01-Jan-98*         99,955,510
  300,000,000     Citicorp 6.75% ............................................       02-Jan-98         299,943,750
   65,000,000     Colorado National Bank 5.86% ..............................       21-Jan-98*         64,994,099
   53,000,000     Colorado National Bank 5.86% ..............................       22-Jan-98*         52,997,896
   50,000,000     Comerica Bank 5.69% .......................................       30-Jan-98          50,000,000
  100,000,000     Comerica Bank (Detroit) 5.64% .............................       07-Feb-98*         99,948,864
   40,000,000     Comerica Bank (Detroit) 5.77% .............................       23-Mar-98*         39,980,185
   50,000,000     Commerzbank AG 5.75% ......................................       12-Jan-98          50,000,000
  100,000,000     Cregem North America Inc. 5.68% ...........................       12-Feb-98          99,337,333
  100,000,000     Daimler-Benz North America 5.63% ..........................       21-Apr-98          98,281,250
   17,534,000     Delaware Funding Corp. 5.95% ..............................       15-Jan-98          17,493,428
  100,000,000     Delaware Funding Corp. 5.95% ..............................       16-Jan-98          99,752,083
   64,942,000     Delaware Funding Corp. 5.86% ..............................       16-Jan-98          64,783,433
   87,692,000     Delaware Funding Corp. 5.79% ..............................       12-Feb-98          87,099,641
   44,057,000     Delaware Funding Corp. 5.65% ..............................       09-Jan-98          44,001,684
   50,000,000     Den Danske Corp. 5.66% ....................................       05-Mar-98          50,000,000
   83,000,000     Deutsche Bank AG 5.94% ....................................       22-Oct-98          82,961,662
   20,000,000     Deutsche Bank AG 5.80% ....................................       28-Jan-98          19,999,434
   75,000,000     Deutsche Bank AG 5.78% ....................................       16-Jan-98          75,000,000
  100,000,000     Deutsche Bank AG 5.73% ....................................       27-Feb-98          99,992,522
   60,000,000     Deutsche Bank AG 5.70% ....................................       06-Jan-98          59,999,198
  168,000,000     Deutsche Bank AG 5.61% ....................................       02-Jan-98*        167,918,298
   75,000,000     E.I. Du Pont de Nemours & Co. 5.75% .......................       16-Jan-98          74,820,313
  125,000,000     E.I. Du Pont de Nemours & Co. 5.75% .......................       30-Jan-98         124,421,007
   25,000,000     E.I. Du Pont de Nemours & Co. 5.51% .......................       16-Jan-98          24,942,604
   38,200,000     E.I. Du Pont de Nemours & Co. 5.49% .......................       02-Jun-98          37,315,330
   25,000,000     Federal Farm Credit Bank Consolidated Mtns 5.54% ..........       01-Jan-98*         24,992,983
   52,000,000     Federal Farm Credit Banks Bonds 5.45% .....................       03-Mar-98          51,979,369
   60,000,000     Federal Home Loan Banks 5.83% .............................       07-Jul-98          59,979,527

   The accompanying notes are an integral part of these financial statements.

                                   SAI-234

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                                          VALUE
---------------                                                                                                 --------------
 $ 83,000,000     Federal Home Loan Banks 5.71% .........................................       21-Jan-98        $ 82,998,254
   75,000,000     Federal Home Loan Mortgage Corp. 5.72% ................................       17-Mar-98          74,980,736
  122,150,000     Federal Home Loan Mortgage Discount Notes 5.70% .......................       26-Jan-98         121,666,490
   88,480,000     Federal Home Loan Mortgage Discount Notes 5.68% .......................       12-Feb-98          87,894,189
   19,207,000     Federal Home Loan Mortgage Discount Notes 5.65% .......................       12-Feb-98          19,080,394
  105,000,000     Federal Home Loan Mortgage Discount Notes 5.64% .......................       20-Feb-98         104,177,500
   50,000,000     Federal Home Loan Mortgage Discount Notes 5.64% .......................       09-Mar-98          49,475,167
  165,000,000     Federal Home Loan Mortgage Discount Notes 5.64% .......................       17-Mar-98         163,061,250
  160,000,000     Federal Home Loan Mortgage Discount Notes 5.55% .......................       23-Jan-98         159,457,333
   25,000,000     Federal Home Loan Mortgage Discount Notes 5.50% .......................       06-Feb-98          24,862,500
   78,000,000     Federal National Mortgage Association 6.08% ...........................       06-May-98          77,969,548
  214,607,000     Federal National Mortgage Association Discount Notes 5.65% ............       11-Feb-98         213,226,064
   22,000,000     Federal National Mortgage Association Discount Notes 5.62% ............       10-Mar-98          21,766,458
   53,000,000     Federal National Mortgage Association Medium Term Note 5.55% ..........       01-Jan-98*         52,993,417
   50,000,000     Federal National Mortgage Association Mtns 5.71% ......................       09-Sep-98          49,953,892
   50,000,000     First National Bank Chicago 5.78% .....................................       05-Aug-98          49,991,496
  150,000,000     General Electric Capital Corp. 6.80% ..................................       02-Jan-98         149,971,667
   50,000,000     General Electric Capital Corp. 5.71% ..................................       27-Mar-98          49,325,903
   50,000,000     General Electric Capital Corp. 5.70% ..................................       06-Feb-98          49,715,000
   70,000,000     General Electric Capital Corp. 5.70% ..................................       25-Feb-98          69,390,417
   50,000,000     General Electric Capital Corp. 5.69% ..................................       11-Feb-98          49,675,986
   50,000,000     General Electric Capital Corp. 5.68% ..................................       12-Feb-98          49,668,667
   50,000,000     General Electric Capital Corp. 5.63% ..................................       22-Jan-98          49,835,792
   50,000,000     General Electric Capital Corp. 5.62% ..................................       04-Feb-98          49,734,611
  100,000,000     General Electric Capital Corp. 5.62% ..................................       12-Feb-98          99,344,333
   75,000,000     General Electric Capital Corp. 5.60% ..................................       20-Jan-98          74,778,333
   75,000,000     General Electric Capital Corp. 5.60% ..................................       04-Feb-98          74,603,333
   50,000,000     General Electric Capital Corp. 5.54% ..................................       18-Mar-98          49,415,222
   24,000,000     Glaxo PLC 5.73% .......................................................       19-Mar-98          23,705,860
  149,500,000     Goldman Sachs Group L P 5.85% .........................................       30-Jan-98         148,795,481
   85,000,000     Grand Metro Capital Corp. 5.56% .......................................       30-Apr-98          83,439,199
  150,000,000     ING Bank 5.81% ........................................................       30-Jan-98         150,000,000
   50,000,000     ING Bank Euro CD 5.77% ................................................       21-Jan-98          50,000,000
   20,000,000     International Business Machines 5.67% .................................       28-Jan-98          19,997,489
  163,000,000     J. P. Morgan & Co., Inc. 5.80% ........................................       10-Feb-98         161,949,556
  100,000,000     J. P. Morgan & Co., Inc. 5.78% ........................................       10-Feb-98          99,357,778
  200,000,000     Key Bank NA 6.00% .....................................................       02-Jan-98         200,000,000
   64,200,000     KFW International Finance Inc. 5.78% ..................................       30-Jan-98          63,901,078
   77,000,000     KFW International Finance Inc. 5.75% ..................................       26-Feb-98          76,311,278
  280,900,000     KFW International Finance Inc. 5.73% ..................................       27-Feb-98         278,351,535

   The accompanying notes are an integral part of these financial statements.

                                   SAI-235

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                               VALUE
---------------                                                                                      --------------
 $ 40,000,000     KFW International Finance Inc. 5.53% .......................       21-Jan-98        $ 39,877,111
   50,000,000     Landesbank Hessen Thuringen 5.96% ..........................       20-Mar-98          49,995,915
   50,000,000     Landesbank Hessen Thuringen 5.93% ..........................       30-Jun-98          49,975,264
   25,000,000     Landesbank Hessen Thuringen 5.79% ..........................       04-Feb-98          24,999,275
  113,500,000     Merck & Co., Inc. 6.25% ....................................       05-Jan-98         113,421,181
   50,000,000     Merrill Lynch & Co. 5.85% ..................................       04-Mar-98*         49,998,332
   58,000,000     Merrill Lynch & Co. Inc. 5.94% .............................       14-Jan-98*         58,000,930
   50,000,000     Merrill Lynch & Co. Inc. 5.88% .............................       10-Aug-98          49,994,279
   50,000,000     Merrill Lynch & Co. Inc. 5.84% .............................       09-Mar-98*         49,998,198
   85,000,000     Merrill Lynch & Co. Inc. 5.69% .............................       20-Jan-98*         84,993,260
  280,000,000     Merrill Lynch & Co., Inc. 5.71% ............................       30-Apr-98         274,715,078
  100,000,000     Merrill Lynch & Co., Inc. 5.70% ............................       30-Apr-98          98,115,833
   20,000,000     Merrill Lynch & Co., Inc. 5.55% ............................       09-Feb-98          19,879,750
   84,917,000     Monte Rosa Capital Corp. 6.00% .............................       22-Jan-98          84,619,791
   48,000,000     Monte Rosa Capital Corp. 5.88% .............................       16-Jan-98          47,882,400
   64,275,000     Monte Rosa Capital Corp. 5.85% .............................       10-Feb-98          63,857,213
   30,000,000     Monte Rosa Capital Corp. 5.84% .............................       22-Jan-98          29,897,800
  150,000,000     Monte Rosa Capital Corp. 5.83% .............................       26-Jan-98         149,392,708
   75,000,000     Monte Rosa Capital Corp. 5.80% .............................       12-Feb-98          74,492,500
   20,220,000     Monte Rosa Capital Corp. 5.80% .............................       13-Feb-98          20,079,920
   73,000,000     Monte Rosa Capital Corp. 5.79% .............................       13-Feb-98          72,495,144
   45,000,000     Morgan Guaranty Trust Co. 5.94% ............................       20-Mar-98          44,995,405
  150,000,000     Morgan Guaranty Trust Co. 5.82% ............................       27-Mar-98         150,005,347
  100,000,000     Morgan Guaranty Trust Co. 5.82% ............................       13-Jan-98          99,998,270
   50,000,000     National Australia Bank Ltd. 5.77% .........................       20-Jan-98          50,000,000
   50,000,000     National Australia Bank Ltd. 5.77% .........................       20-Jan-98          50,000,131
   75,000,000     National Australia Bank Ltd. New York 5.67% ................       05-Mar-98          74,994,408
   25,000,000     National City Bank (Cleveland) 5.80% .......................       03-Mar-98          24,998,400
   50,000,000     National Westminster Bank PLC 5.86% ........................       10-Aug-98          49,988,419
   30,000,000     National Westminster Bank PLC 5.69% ........................       27-Feb-98          29,998,877
   75,000,000     National Westminster Bank PLC 5.68% ........................       02-Mar-98          74,996,456
   25,000,000     National Westminster Bank PLC 5.67% ........................       11-Feb-98          24,996,642
   27,000,000     National Westminster Bank PLC 5.66% ........................       11-Feb-98          26,998,417
   70,000,000     National Westminster Bank PLC 5.66% ........................       05-Mar-98          69,995,368
  500,000,000     NationsBank Charlotte North Carolina 6.25% .................       02-Jan-98         500,000,000
   50,500,000     NationsBank Charlotte North Carolina 5.78% .................       19-Mar-98*         50,464,680
   40,000,000     NationsBank Corp. Mts 5.83% ................................       02-Mar-98*         40,000,000
   40,000,000     NationsBank Corporation Mdm Tm Senior Notes 5.64% ..........       14-Sep-98*         40,000,000
   90,000,000     Nordeutsche Landesbank CD 5.94% ............................       23-Oct-98          89,951,340
   27,000,000     Northern Trust Co. 5.75% ...................................       04-Mar-98          26,995,610

   The accompanying notes are an integral part of these financial statements.

                                   SAI-236

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments (Continued)
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                        VALUE
---------------                                                                               --------------
 $ 40,000,000     Old Kent Bank & Trust Co. 5.83% .....................       02-Mar-98*       $ 39,987,189
   40,000,000     Old Kent Bank & Trust Co. 5.68% .....................       01-Jan-98*         39,994,954
   60,000,000     Pfizer Inc. 5.93% ...................................       30-Jan-98          59,713,383
  400,000,000     Pittsburgh National Bank Nassau 6.75% ...............       02-Jan-98         400,000,000
   90,000,000     PNC Bank NA 6.10% ...................................       01-Jan-98*         89,949,568
   50,000,000     PNC Bank NA 5.88% ...................................       09-Jan-98*         49,999,236
   20,000,000     PNC Bank NA 5.62% ...................................       01-Jan-98*         19,998,407
   75,000,000     PNC Bank NA 5.60% ...................................       01-Jan-98*         74,963,596
   95,000,000     Rabobank Nederland N. V. 5.88% ......................       16-Mar-98          94,991,713
  200,000,000     Republic National Bank New York 6.00% ...............       02-Jan-98         200,000,000
   40,000,000     Royal Bank Canada (NY Branch) 5.84% .................       25-Aug-98          39,983,918
   55,000,000     Royal Bank Canada (NY Branch) 5.83% .................       25-Aug-98          54,974,485
   49,750,000     Student Loan Marketing Association 5.79% ............       16-Sep-98          49,726,733
   50,000,000     Sudwestdeutsche Landesbank 5.81% ....................       03-Mar-98          50,000,835
  120,603,000     Suntrust Banks Inc. 5.50% ...........................       02-Jan-98         120,603,000
   75,000,000     Svenska Grand Cayman 5.91% ..........................       02-Jan-98          75,000,000
   45,000,000     Svenska Handelsbank 5.76% ...........................       17-Feb-98          45,000,000
  111,900,000     Swiss Bank Corp. 5.98% ..............................       19-Mar-98         111,894,603
  155,000,000     Swiss Bank Corp. 5.76% ..............................       17-Feb-98         155,000,000
   50,000,000     Swiss Bank Corp. 5.76% ..............................       18-Feb-98          50,000,000
   75,000,000     Tiers Trust 5.98% ...................................       15-Jan-98*         75,000,000
   40,000,000     Toronto Dominion Bank 5.91% .........................       10-Aug-98          39,978,248
   75,000,000     Toronto Dominion Bank 5.76% .........................       31-Mar-98          75,000,000
   70,000,000     Toronto Dominion Bank 5.75% .........................       17-Feb-98          69,991,602
  125,000,000     Toronto Dominion Bank (Grand Cayman) 6.75% ..........       02-Jan-98         125,000,000
   25,000,000     U.S. National Bank Oregon 5.78% .....................       26-Mar-98*         24,991,726
  500,000,000     UBS Finance Delaware Inc. 6.75% .....................       02-Jan-98         499,906,250
   75,000,000     US Treasury Notes 6.13% .............................       31-Mar-98          75,063,693
  138,000,000     US Treasury Notes 5.00% .............................       31-Jan-98         137,916,090
   30,000,000     USAA Capital Corp. 5.68% ............................       05-Feb-98          29,834,333
   25,000,000     USAA Capital Corp. 5.60% ............................       10-Feb-98          24,844,444
   25,000,000     USAA Capital Corp. 5.54% ............................       10-Mar-98          24,738,389
  100,000,000     Wachovia Bank & Trust 6.00% .........................       02-Jan-98         100,000,000
   36,000,000     Wachovia Bank N A 5.90% .............................       02-Oct-98          35,978,137
   45,000,000     Wells Fargo & Co. 5.77% .............................       18-Mar-98*         44,978,797
  108,000,000     Wells Fargo & Co. 5.76% .............................       18-Mar-98*        107,937,553
  280,000,000     Westdeutsche Landesbank 7.00% .......................       02-Jan-98         280,000,000
  250,000,000     Westdeutsche Landesbank 5.90% .......................       12-Jan-98         250,000,000
  100,000,000     Westdeutsche Landesbank 5.76% .......................       13-Feb-98         100,000,000
   65,000,000     Westpac Banking Corp. 6.24% .........................       07-Apr-98          64,995,111

   The accompanying notes are an integral part of these financial statements.

                                   SAI-237

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments (Concluded)
(showing percentage of total value of investments)
December 31, 1997


   PRINCIPAL
     AMOUNT                                                                                                    VALUE
---------------                                                                                          -----------------
 $ 50,000,000     Westpac Banking Corp. 5.86% ..........................................   15-Jan-98      $    49,999,450
   45,000,000     Westpac Banking Corp. 5.85% ..........................................   15-Jan-98           44,999,339
   25,000,000     Westpac Banking Corp. 5.83% ..........................................   27-Jan-98           24,999,843
   15,000,000     Westpac Banking Corp. 5.79% ..........................................   05-Aug-98           14,997,450
   65,000,000     Westpac Banking Corp. Deposit Notes 5.97% ............................   24-Mar-98           64,981,874
   50,000,000     Westpac Banking Corp. Deposit Notes 5.95% ............................   29-Jun-98           50,001,156
   35,000,000     Westpac Banking Corp. Deposit Notes 5.92% ............................   28-Aug-98           34,989,045
 ------------     -----------------------------------------------------------------------  ---------      ---------------
                  TOTAL SHORT TERM INSTRUMENTS .........................................                   17,821,262,405
                  -----------------------------------------------------------------------                 ---------------
                  REPURCHASE AGREEMENT--4.0%
  750,000,000     Swiss Bank Corp. Repo 6.63% (collaterized by US Treasury Notes 8.75%
 ------------
                  and 10.75% due 11/15/08 and 8/15/05, valued at $765,007,925)..........   02-Jan-98          750,000,000
                  -----------------------------------------------------------------------  ---------      ---------------
                  TOTAL INVESTMENTS--100% ..............................................                  $18,571,262,405
                  =======================================================================                 ===============

----------
* Variable rate security. Rate disclosed is that which was in effect at December 31, 1997. Date disclosed is the next interest rate reset date.


   The accompanying notes are an integral part of these financial statements.

                                   SAI-238

          Supplement dated May 1, 1998 to Prospectus dated May 1, 1998
    ------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.

                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 1998 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount o the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5-3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 1998 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 1998 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder Equitable Companies, Inc., and their subsidiaries managed assets of approximately $274.1 billion as of December 31, 1997, including third party assets of $216.9 billion.

Investment Management

         In providing investment management to the funds, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 1998 Members Retirement Program prospectus.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1997, 1996 and 1995, the Fund paid $3,698,148, $4,682,578 and $6,044,623, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 1998 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - Price Waterhouse LLP              7

        Statement of Assets and Liabilities,
             December 31, 1997                                        8

        Statement of Operations and Changes in Net Assets
             for the Years Ended December 31, 1997 and 1996           9

        Portfolio of Investments
             December 31, 1997                                       10

        Notes to Financial Statements                                15

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States:

In our opinion, the accompanying statements of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1997 and its results of operations, the changes in net assets for each of the two years in the period then ended and the selected per unit data for the periods presented, in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New York, New York
February 10, 1998

SEPARATE ACCOUNT NO. 4 (POOLED) (THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Assets and Liabilities
December 31, 1997

-----------------------------------------------------------------------------


ASSETS:
Investments (Notes 2 and 3):
  Common stocks--at market value (cost: $1,945,635,407)......................... $2,635,013,465
  Preferred stocks--at market value (cost: $1,742,250)..........................      2,777,625
  Long-Term debt securities--at value (amortized cost: $3,016,327) .............      2,728,125
  Participation in Separate Account No. 2A--at amortized cost, which
    approximates market value, equivalent to 100,276 units at $270.27 ..........     27,101,569
Cash............................................................................         64,818
Receivables:
   Securities sold..............................................................     15,688,292
   Dividends....................................................................      1,062,061
 ----------------------------------------------------------------------------------------------
    Total assets................................................................  2,684,435,955
 ----------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
  Securities purchased..........................................................      6,071,076
  Due to Equitable Life's General Account.......................................     32,755,106
  Investment management fees payable............................................          7,455
Accrued expenses................................................................        525,753
Accrued retained by Equitable Life in Separate Account No. 4 (Note 1) ..........      1,095,138
-----------------------------------------------------------------------------------------------
    Total liabilities...........................................................     40,454,528
-----------------------------------------------------------------------------------------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations..........................  2,611,671,263
Reserves and other liabilities attributable to annuity benefits.................     32,310,164
-----------------------------------------------------------------------------------------------
NET ASSETS...................................................................... $2,643,981,427
===============================================================================================

See Notes to Financial Statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets

---------------------------------------------------------------------------------------------------------------
                                                                                     YEAR ENDED DECEMBER 31,
                                                                                      1997            1996
---------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1997: $2,138 and 1996: $62,998) ...... $   13,385,197  $   13,755,557
Interest........................................................................        845,517         292,364
---------------------------------------------------------------------------------------------------------------
Total...........................................................................     14,230,714      14,047,921
EXPENSES (NOTE 4)...............................................................    (19,783,932)    (18,524,630)
---------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS.............................................................     (5,553,218)     (4,476,709)
---------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions...................    372,430,956     218,176,662
---------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
  Beginning of year.............................................................    448,580,808     290,870,386
  End of year...................................................................    690,125,231     448,580,808
---------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation..................................    241,544,423     157,710,422
---------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................................    613,975,379     375,887,084
---------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations...............................    608,422,161     371,410,375
---------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions...................................................................    546,890,479     552,427,638
Withdrawals.....................................................................   (969,496,108)   (590,972,941)
---------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals ...........   (422,605,629)    (38,545,303)
---------------------------------------------------------------------------------------------------------------
(Increase) Decrease in accumulated amount retained by Equitable Life in
  Separate Account No. 4 (Note 1)...............................................       (360,863)        536,145
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS..........................................................    185,455,669     333,401,217
NET ASSETS--BEGINNING OF YEAR...................................................  2,458,525,758   2,125,124,541
---------------------------------------------------------------------------------------------------------------
NET ASSETS--END OF YEAR......................................................... $2,643,981,427  $2,458,525,758
===============================================================================================================

See Notes to Financial Statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments
December 31, 1997

-------------------------------------------------------------------------------
                                                       NUMBER OF       VALUE
                                                         SHARES       (NOTE 3)
-------------------------------------------------------------------------------

COMMON STOCKS:
BUSINESS SERVICES:
ENVIRONMENTAL CONTROL (0.6%)
United States Filter Corp.* .........................    554,700  $  16,606,331
                                                                  -------------
PROFESSIONAL SERVICES (0.3%)
Corrections Corp. of America*........................    185,000      6,856,562
                                                                  -------------
TRUCKING, SHIPPING (0.2%)
Knightsbridge Tankers, Ltd...........................    150,000      4,246,875
OMI Corp.*...........................................    264,000      2,425,500
                                                                  -------------
                                                                      6,672,375
                                                                  -------------
TOTAL BUSINESS SERVICES (1.1%) ......................                30,135,268
                                                                  -------------
CONSUMER CYCLICALS
AIRLINES (9.0%)
America West Holdings Corp. (Class B)*...............    542,200     10,098,475
Continental Airlines, Inc. (Class B)*................  2,600,000    125,125,000
KLM Dutch Airlines...................................    280,000     10,570,000
Northwest Airlines Corp. (Class A)*..................  1,900,000     90,962,500
Southwest Airlines Co................................     50,000      1,231,250
                                                                  -------------
                                                                    237,987,225
                                                                  -------------
APPAREL, TEXTILE (0.2%)
Tommy Hilfiger Corp.*................................    100,000      3,512,500
Wolverine World Wide, Inc............................     91,000      2,058,875
                                                                  -------------
                                                                      5,571,375
                                                                  -------------
AUTO-RELATED (6.3%)
Republic Industries, Inc.*...........................  7,100,000    165,518,750
                                                                  -------------
FOOD SERVICES, LODGING (1.9%)
Extended Stay America, Inc.*.........................  1,400,000     17,412,500
Host Marriott Corp.*.................................  1,675,000     32,871,875
Suburban Lodges of America, Inc.*....................     70,000        931,875
                                                                  -------------
                                                                     51,216,250
                                                                  -------------
HOUSEHOLD FURNITURE, APPLIANCES (0.8%)
Industrie Natuzzi Spa (ADR)..........................  1,011,000     20,851,875
                                                                  -------------
LEISURE-RELATED (1.3%)
Cendant Corporation..................................  1,000,000     34,375,000
                                                                  -------------
RETAIL--GENERAL (0.8%)
Circuit City Stores--Circuit City Group .............    400,000     14,225,000
Limited, Inc.........................................    300,000      7,650,000
                                                                  -------------
                                                                     21,875,000
                                                                  -------------
TOTAL CONSUMER CYCLICALS (20.3%) ....................               537,395,475
                                                                  -------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments (Continued)
December 31, 1997

-------------------------------------------------------------------------------
                                                       NUMBER OF       VALUE
                                                         SHARES       (NOTE 3)
-------------------------------------------------------------------------------
CONSUMER NONCYCLICALS
DRUGS (3.6%)
Centocor, Inc.*......................................  1,230,700  $  40,920,775
Geltex Pharmaceuticals, Inc.*........................    700,000     18,550,000
Genzyme Corporation*.................................    100,000      2,775,000
IDEC Pharmaceuticals Corp.*..........................     75,600      2,598,750
MedImmune, Inc.*.....................................    736,800     31,590,300
                                                                 --------------
                                                                     96,434,825
                                                                 --------------
FOODS (0.2%)
Tysons Foods, Inc....................................    228,100      4,676,050
                                                                 --------------
TOBACCO (4.4%)
Loews Corp...........................................  1,100,000    116,737,500
                                                                 --------------
TOTAL CONSUMER NONCYCLICALS (8.2%) ..................               217,848,375
                                                                 --------------
CREDIT-SENSITIVE
BANKS (0.2%)
Chase Manhattan Corp.................................     40,000      4,380,000
                                                                 --------------
FINANCIAL SERVICES (15.0%)
A.G. Edwards, Inc. ..................................    700,000     27,825,000
Green Tree Financial Corp............................     54,200      1,419,362
Legg Mason, Inc......................................  1,200,031     67,126,734
MBNA Corp............................................  4,800,000    131,100,000
Merrill Lynch & Co., Inc.............................  1,400,000    102,112,500
Morgan Stanley, Dean Witter, Discover & Co. .........  1,000,000     59,125,000
PMI Group, Inc.......................................    100,000      7,231,250
                                                                 --------------
                                                                    395,939,846
                                                                 --------------
INSURANCE (13.1%)
CNA Financial Corp.*.................................  1,700,000    217,175,000
IPC Holdings Ltd.....................................    207,400      6,675,687
Life Re Corporation..................................    721,000     47,000,188
NAC Re Corp..........................................    538,700     26,295,294
Travelers Group, Inc.................................    950,000     51,181,250
                                                                 --------------
                                                                    348,327,419
                                                                 --------------
REAL ESTATE (0.4%)
Excel Realty Trust, Inc..............................    140,000      4,410,000
Imperial Credit Commercial Mortgage Investment
Corp.................................................     25,000        365,625
Imperial Credit Mortgage Holdings....................    187,500      3,351,562
Novastar Financial, Inc..............................     75,000      1,185,938
                                                                 --------------
                                                                      9,313,125
                                                                 --------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments (Continued)
December 31, 1997

-------------------------------------------------------------------------------
                                                       NUMBER OF       VALUE
                                                         SHARES       (NOTE 3)
-------------------------------------------------------------------------------
UTILITY--TELEPHONE (8.7%)
Telebras Sponsored (ADR).............................    250,000  $  29,109,375
Telephone & Data Systems, Inc........................  4,000,000    186,250,000
Teleport Communications Group, Inc. (Class A)* ......    300,000     16,462,500
                                                                 --------------
                                                                    231,821,875
                                                                 --------------
TOTAL CREDIT-SENSITIVE (37.4%) ......................               989,782,265
                                                                 --------------
ENERGY
OIL--DOMESTIC (0.0%)
Apache Corp..........................................     15,000        525,938
                                                                 --------------
OIL--INTERNATIONAL (0.3%)
Gulf Canada Resources Ltd.*..........................    750,000      5,250,000
IRI International Corporation*.......................    150,000      2,100,000
Petroleo Brasileiro S.A. (ADR).......................     50,000      1,169,330
                                                                 --------------
                                                                      8,519,330
                                                                 --------------
OIL--SUPPLIES & CONSTRUCTION (15.3%)
Baker Hughes, Inc. ..................................    555,000     24,211,875
BJ Services Co.*.....................................     15,000      1,079,063
Diamond Offshore Drilling, Inc. .....................    860,000     41,387,500
Dresser Industries, Inc. ............................    170,000      7,129,375
Halliburton Co. .....................................  1,400,000     72,712,500
Lukoil Holdings--Spons (ADR).........................     15,000      1,377,375
Lukoil Holdings--Spons (ADR)(Pref. Shares) ..........     40,000      1,241,576
Nabors Industries, Inc.*.............................    435,000     13,675,312
Noble Drilling Corp.*................................  1,300,000     39,812,500
Oceaneering International, Inc.*.....................    300,000      5,925,000
Parker Drilling Co.*.................................  5,500,000     67,031,250
Rowan Cos., Inc.*....................................  3,500,000    106,750,000
Schlumberger, Ltd....................................    270,000     21,735,000
                                                                 --------------
                                                                    404,068,326
                                                                 --------------
TOTAL ENERGY (15.6%) ................................               413,113,594
                                                                 --------------
TECHNOLOGY
ELECTRONICS (2.7%)
Altera Corp.*........................................    100,000      3,312,500
DBT Online, Inc.*....................................    160,000      3,990,000
Network Associates, Inc.*............................    400,000     21,150,000
Sterling Commerce, Inc.* ............................    650,000     24,984,375
Teradyne, Inc.*......................................    290,000      9,280,000
U.S. Satellite Broadcasting Co., Inc.*...............     40,000        317,500
Xilinx, Inc.*........................................    250,000      8,765,625
                                                                 --------------
                                                                     71,800,000
                                                                 --------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments (Continued)
December 31, 1997

-------------------------------------------------------------------------------
                                                       NUMBER OF       VALUE
                                                         SHARES       (NOTE 3)
-------------------------------------------------------------------------------
OFFICE EQUIPMENT SERVICES (0.1%)
CheckFree Holdings Corp.*............................    100,000   $  2,700,000
                                                                   ------------
TELECOMMUNICATIONS (14.1%)
ADC Telecommunications, Inc.*........................    860,000     35,905,000
American Satellite Network--Rights*..................     70,000              0
Bell Canada International, Inc.*.....................     25,000        381,250
Core Communications, Inc.*...........................    504,000      5,103,000
DSC Communications Corp.*............................    450,000     10,800,000
MCI Communications Corp..............................    300,000     12,843,750
Millicom International Cellular S.A.*................  1,515,000     57,001,875
Nextel Communications, Inc. (Class A)*...............    485,000     12,610,000
Nokia Corp.--Sponsored (A Shares)(ADR)...............    260,000     18,200,000
Powertel, Inc.*......................................     73,300      1,227,775
Tellabs, Inc.*.......................................    100,000      5,287,500
United States Cellular Corp.*........................  2,915,400     90,377,400
Vanguard Cellular Systems, Inc. (Class A)* ..........  2,200,000     28,050,000
WorldCom, Inc.*......................................  3,100,000     93,775,000
                                                                   ------------
                                                                    371,562,550
                                                                   ------------
TOTAL TECHNOLOGY (16.9%) ............................               446,062,550
                                                                   ------------
DIVERSIFIED
MISCELLANEOUS (0.2%)
Viad Corp. ..........................................     35,000        675,938
                                                                   ------------
TOTAL DIVERSIFIED (0.2%) ............................                   675,938
                                                                   ------------
TOTAL COMMON STOCKS (99.7%)
 (Cost $1,945,635,407) ..............................             2,635,013,465
                                                                   ------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.1%)
Continental Airlines Financial Trust 8.5% Conv. .....     27,000      2,777,625
                                                                   ------------
TOTAL CONSUMER CYCLICALS (0.1%) .....................                 2,777,625
                                                                   ------------
TOTAL PREFERRED STOCKS (0.1%)
 (Cost $1,742,250) ..................................                 2,777,625
                                                                   ------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments (Continued)
December 31, 1997

----------------------------------------------------------------------------------------------------
                                                                            PRINCIPAL       VALUE
                                                                             AMOUNT        (NOTE 3)
----------------------------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY:
TELECOMMUNICATIONS (0.1%)
United States Cellular Corp.
  Zero Coupon Conv., 2015 ................................................  $7,500,000  $    2,728,125
                                                                                        --------------
TOTAL TECHNOLOGY (0.1%) .................................................                    2,728,125
                                                                                        --------------
TOTAL LONG-TERM DEBT SECURITIES (0.1%)
  (Amortized Cost $3,016,327) ............................................                   2,728,125
                                                                                        --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates
  market value, equivalent to 100,276 units
  at $270.27 each (1.0%) .................................................                  27,101,569
                                                                                        --------------
TOTAL INVESTMENTS (100.9%)
  (Cost/Amortized Cost $1,977,495,553) ...................................               2,667,620,784
OTHER ASSETS LESS LIABILITIES (-0.9%) ...................................                  (22,544,219)
AMOUNT RETAINED BY EQUITABLE LIFE IN
  SEPARATE ACCOUNT NO. 4 (0.0%)(NOTE 1) ..................................                  (1,095,138)
                                                                                        --------------
NET ASSETS (100.0%) .....................................................                2,643,981,427
                                                                                        --------------
Reserves attributable to participants' accumulations ....................                2,611,671,263
Reserves and other contract liabilities attributable to annuity benefits                    32,310,164
                                                                                        --------------
NET ASSETS ..............................................................               $2,643,981,427
                                                                                        ==============

* Non-income producing.

See Notes to Financial Statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

   1. Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $1,095,138 as shown in the Statements of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.

   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $384,471,790.19 (14.5%), at December 31, 1997 and $288,921,270 (11.8%), at December 31, 1996,
of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1997, the amortized cost of investments held in Separate Account No. 2A consists of the following:


-------------------------------------------------------------------------------------------------
                                                                         AMORTIZED COST     %
-------------------------------------------------------------------------------------------------
Commercial Paper, 5.70%-6.75%, due 01/02/98 through 02/12/98 ..........   $210,793,367     94.7%
Bankers' Acceptances, 5.65%-5.73% due 01/16/98 through 01/26/98........      9,474,385      4.3
-------------------------------------------------------------------------------------------------
Total Investments......................................................    220,267,752     99.0
Cash and Receivables Less Liabilities..................................      2,244,569      1.0
-------------------------------------------------------------------------------------------------
Net Assets of Separate Account No. 2A..................................   $222,512,321    100.0%
=================================================================================================
Units Outstanding......................................................        823,297
Unit Value.............................................................        $270.27
-------------------------------------------------------------------------------------------------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

   For 1997 and 1996, investment security transactions, excluding short-term debt securities, were as follows:


-------------------------------------------------------------------------------
                                                     SEPARATE ACCOUNT NO. 4
                                                 ------------------------------
                                                     COST OF      NET PROCEEDS
                                                    PURCHASES       OF SALES
-------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
  1997.......................................... $1,569,991,103  $1,988,739,298
  1996..........................................  2,439,864,229   2,487,456,851
U.S. Government obligations:
  1997..........................................             --              --
  1996..........................................             --              --
-------------------------------------------------------------------------------

   3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
(ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the American Dental Association Members Retirement Program, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fee. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

   5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1997, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:


         1.   Separate Account No. 195:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1997 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1997 and 1996
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1997 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1997 and 1996
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1997 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1997 and 1996
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Accountants - Price Waterhouse -Consolidated Balance Sheets, December 31, 1997 and 1996 -Consolidated Statements of Earnings for the Years Ended
               December 31, 1997, 1996 and 1995
              -Consolidated Statements of Equity for Years Ended December 31,
               1997, 1996 and 1995
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 1997, 1996 and 1995
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Accountants - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 1997 -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended December 31, 1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Accountants - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 1997
              -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended December
               31, 1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997

         7.   S&P 500 Flagship Fund:
              -Report of Independent Accountants - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               1997
              -Combined Statements of Operations for the Years Ended December
               31, 1997 and 1996
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 1997 and 1996 Schedule of Investments, December 31, 1997

         8.   Russell 2000 Fund:
              -Report of Independent Accountants - Russell 2000 Fund -Statements of Assets and Liabilities, December 31, 1997 -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended December
               31, 1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997

         9.   Daily EAFE Fund:
              -Report of Independent Accountants - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 1997 -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended December 31,
              1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Accountants - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 1997 -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended
               December 31, 1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997

         11.  Short Term Investment Fund:
              -Report of Independent Accountants - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 1997 -Statements of Operations for the Year Ended December 31, 1997 -Statements of Changes in Net Assets for the Years Ended December
               31, 1997 and 1996
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1997


         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States. (Filed as Exhibit 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.)

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         9.   (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.

              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States.

         10.  (a)   Consent of Peter A. Weinberg (included within Exhibit 9(a)
                    above).

              (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

              (c)   Consent of Price Waterhouse LLP.

              (d)   Powers of Attorney (Equitable).

              (e) Power of Attorney (State Street), incorporated by reference to Registration No. 33-75616 of Registrant, filed on April 28, 1995.

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

 Item 25:  Directors and Officers of Equitable.

           Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.


                                          POSITIONS AND
NAME AND PRINCIPAL                        OFFICES WITH
BUSINESS ADDRESS                          EQUITABLE
------------------                        ---------
DIRECTORS
---------

Francoise Colloc'h                        Director
AXA-UAP
23, Avenue Matignon
75008 Paris, France

Henri de Castries                         Director
AXA-UAP
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                          Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

William T. Esrey                          Director
Sprint Corporation
P.O. Box 11315
Kansas City, MO 64112

Denis Duverne                             Director
AXA-VAP
23, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                         Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France



                                      C-10


                                          POSITIONS AND
NAME AND PRINCIPAL                        OFFICES WITH
BUSINESS ADDRESS                          EQUITABLE
----------------                          ---------

Norman C. Francis                         Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

Donald J. Greene                          Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                           Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell, Jr.                    Director
Dillion, Read & Co., Inc.
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                  Director
Bestfoods Grocery
BESTFOODS
International Plaza
700 Sylvan Avenue
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                          Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                   Director
184-400 Ocean Road
John's Island
Vero Beach, FL 32963



                                     C-11

                                          POSITIONS AND
NAME AND PRINCIPAL                        OFFICES WITH
BUSINESS ADDRESS                          EQUITABLE
----------------                          ---------


George T. Lowy                            Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

Didier Pineau-Valencienne                 Director
Schneider S.A.
64/70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                      Director
P.O. Box 397
Newton, NJ 07860

Dave H. Williams                          Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                          President, Chief Operating Officer
                                          and Director

*Edward D. Miller                         Chairman of the Board, Chief
                                          Executive Officer and Director

*Stanley B. Tulin                         Vice Chairman of the Board, Chief
                                          Financial Officer and Director;

OTHER OFFICERS
--------------

*Leon Billis                              Executive Vice President

*Harvey Blitz                             Senior Vice President and Deputy
                                          Chief Financial Officer

*Kevin R. Byrne                           Senior Vice President and Treasurer

*Alvin H. Fenichel                        Senior Vice President and
                                          Controller



                                     C-12





*Paul J. Flora                            Senior Vice President and Auditor

*Robert E. Garber                         Executive Vice President and General
                                          Counsel

*Jerome S. Golden                         Executive Vice President

*Mark A. Hug                              Senior Vice President

*Donald R. Kaplan                         Vice President and Chief Compliance
                                          Officer and Associate General Counsel

*Michael S. Martin                        Senior Vice President and Chief
                                          Marketing Officer

*Douglas Menkes                           Senior Vice President and Corporate
                                          Actuary

*Peter D. Noris                           Executive Vice President and Chief
                                          Investment Officer

*Anthony C. Pasquale                      Senior Vice President

*Pauline Sherman                          Vice President, Secretary and
                                          Associate General Counsel

*Samuel B. Shlesinger                     Senior Vice President

*Richard V. Silver                        Senior Vice President and Deputy
                                          General Counsel

*Jose Suquet                              Senior Vice President and Chief
                                          Distribution Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.


            The largest stockholder of the Holding Company is AXA-UAP. As of December 31, 1997, AXA-UAP beneficially owned 58.7% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA-UAP is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA-UAP, a French company, is the holding company for an international group of insurance and related financial services companies.

               ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)


    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)


    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

        The Equitable of Colorado, Inc. (l983) (Colorado)

        EVLICO, INC. (1995) (Delaware)

        EVLICO East Ridge, Inc. (1995) (California)

        GP/EQ Southwest, Inc. (1995) (Texas) (5.885%)

        Franconom, Inc. (1985) (Pennsylvania)

        Frontier Trust Company (1987) (North Dakota)

        Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

        Equitable Deal Flow Fund, L.P.

           Equitable Managed Assets (Delaware)

        EREIM LP Associates (99%)

           EML Associates, L.P. (19.8%)


        Alliance Capital Management L.P. (2.7% limited partnership interest)

        ACMC, Inc. (1991) (Delaware)(s)


           Alliance Capital Management L.P. (1988) (Delaware)
           (39.6% limited partnership interest)

        EVCO, Inc. (1991) (New Jersey)

        EVSA, Inc. (1992) (Pennsylvania)

        Prime Property Funding, Inc. (1993) (Delaware)

        Wil Gro, Inc. (1992) (Pennsylvania)


        Equitable Underwriting and Sales Agency (Bahamas) Limited (1993)
        (Bahamas)


 (a) Registered Broker/Dealer       (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)


        Fox Run Inc. (1994) (Massachusetts)

        STCS, Inc. (1992) (Delaware)

        CCMI Corporation (1994) (Maryland)

        FTM Corporation (1994) (Maryland)

        HVM Corporation (1994) (Maryland)

        Equitable BJVS, Inc. (1992) (California)

        Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

        GP/EQ Southwest, Inc. (1995) (Texas) (94.132%)

        Camelback JVS, Inc. (1995) (Arizona)

        ELAS Realty, Inc. (1996) (Delaware)


        100 Federal Street Realty Corporation (Massachusetts)

        Equitable Structured Settlement Corporation (1996) (Delaware)

        Prime Property Funding, II, Inc. (1997) (Delware)

        Sarasota Prime Hotels, Inc. (1997) (Florida)

        ECLL, Inc. (1997) (Michigan)

        Equitable Holdings, LLC (1997) (New York) (into which
        Equitable Holding Corporation was merged in 1997).

           EQ Financial Consultants, Inc. (formerly
           Equico Securities, Inc.) (1971) (Delaware) (a) (b)

           ELAS Securities Acquisition Corp. (l980) (Delaware)

           100 Federal Street Funding Corporation (Massachusetts)

           EquiSource of New York, Inc. (1986) (New York)  (See
           Addendum A for subsidiaries)


           Equitable Casualty Insurance Company (l986) (Vermont)

           EREIM LP Corp. (1986) (Delaware)

               EREIM LP Associates (1%)

                  EML Associates (.02%)

           Six-Pac G.P., Inc. (1990) (Georgia)

           Equitable Distributors, Inc. (1988) (Delaware) (a)

 (a) Registered Broker/Dealer       (b) Registered Investment Advisor

  Donaldson Lufkin & Jenrette, Inc.
  The Equitable Life Assurance Society of the United States (cont.)
    Equitable Holdings, LLC (cont.)


           Equitable JVS, Inc. (1988) (Delaware)

               Astor/Broadway Acquisition Corp. (1990) (New York)

               Astor Times Square Corp. (1990) (New York)

               PC Landmark, Inc. (1990) (Texas)

               Equitable JVS II, Inc. (1994) (Maryland)

               EJSVS, Inc. (1995) (New Jersey)


        Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
               EHC) (Delaware) (34.4%) (See Addendum B(1) for subsidiaries)

        JMR Realty Services, Inc. (1994) (Delaware)

        Equitable Structured Settlement Corporation (1996) (Delaware)

        Equitable Investment Corporation (l97l) (New York)

           Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

           Equitable JV Holding Corporation (1989) (Delaware)


           Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

           Equitable Capital Management Corporation (l985) (Delaware) (b)

               Alliance Capital Management L.P. (1988) (Delaware)
               (14.6% limited partnership interest)



           EQ Services, Inc. (1992) (Delaware)


           EREIM Managers Corp. (1996) (Delaware)

               ML/EQ Real Estate Portfolio, L.P.

                         EML Associates, L.P.

           Equitable Real Estate Investment Management, Inc. (l984) (Delaware) (b) (See Addendum B(3) for subsidiaries)


(a) Registered Broker/Dealer  (b) Registered Investment Advisor

               ORGANIZATION CHART OF EQUITABLE'S AFFILIATES



                         ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                    HAVING MORE THAN FIVE SUBSIDIARIES


EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

    EquiSource of Alabama, Inc. (1986) (Alabama)
    EquiSource of Arizona, Inc. (1986) (Arizona)
    EquiSource of Arkansas, Inc. (1987) (Arkansas)
    EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
    EquiSource of Delaware, Inc. (1986) (Delaware)
    EquiSource of Hawaii, Inc. (1987) (Hawaii)
    EquiSource of Maine, Inc. (1987) (Maine)
    EquiSource Insurance Agency of Massachusetts, Inc. (1988)
    (Massachusetts)
    EquiSource of Montana, Inc. (1986) (Montana)
    EquiSource of Nevada, Inc. (1986) (Nevada)
    EquiSource of New Mexico, Inc. (1987) (New Mexico)
    EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
    EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
    EquiSource of Washington, Inc. (1987) (Washington)
    EquiSource of Wyoming, Inc. (1986) (Wyoming)

               ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                   ADDENDUM B - INVESTMENT SUBSIDIARIES
                    HAVING MORE THAN FIVE SUBSIDIARIES

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

            Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
                Wood, Struthers & Winthrop Management Corp. (1985)
                (Delaware) (b)
            Autranet, Inc. (1985) (Delaware) (a)
            DLJ Real Estate, Inc.
            DLJ Capital Corporation (b)
            DLJ Mortgage Capital, Inc. (1988) (Delaware)
                Column Financial, Inc. (1993) (Delaware) (50%)


Alliance Capital Management Corporation (as general partner) (b)has the following subsidiaries:
            Alliance Capital Management L.P. (1988) (Delaware) (b)
                Alliance Capital Management Corporation of Delaware, Inc. (Delaware)
                    Alliance Fund Services, Inc. (Delaware) (a)
                    Alliance Fund Distributors, Inc. (Delaware) (a)
                    Alliance Capital Oceanic Corp. (Delaware)
                    Alliance Capital Management Australia Pty. Ltd.
                    (Australia)
                    Meiji - Alliance Capital Corp. (Delaware) (50%)
                    Alliance Capital (Luxembourg) S.A. (99.98%)
                    Alliance Eastern Europe Inc. (Delaware)
                    Alliance Barra Research Institute, Inc. (Delaware)
                    (50%)
                    Alliance Capital Management Canada, Inc. (Canada)
                    (99.99%)
                   Alliance Capital Management (Brazil) Llda
                    Alliance Capital Global Derivatives Corp. (Delaware)
                   Alliance International Fund Services S.A. (Luxembourg)
                    Alliance Capital Management (India) Ltd. (Delaware)
                    Alliance Capital Mauritius Ltd.
                    Alliance Corporate Finance Group, Incorporated (Delaware)
                       Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                    Curisitor Alliance L.L.C. (Delaware)
                       Curisitor Holdings Limited (UK)
                       Alliance Capital Management (Japan), Inc.
                       Alliance Capital Management (Asia) Ltd.
                       Alliance Capital Management (Turkey), Ltd.
                       Cursitor Alliance Management Limited (UK)


        (a) Registered Broker/Dealer (b) Registered Investment Advisor

                            AXA-UAP GROUP CHART

The information listed below is dated as of December 31, 1997; percentages shown represent voting power. The name of the owner is noted when AXA-UAP indirectly controls the company.

                AXA-UAP INSURANCE AND REINSURANCE BUSINESS HOLDING

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


AXA Assurances Iard               France         100% by AXA France Assurance

AXA Assurances Vie                France         100% by AXA France Assurance

AXA Courtage Iard                 France         97.4% by AXA France Assurance
                                                 and UAP Iard

AXA Courtage Vie                  France         100% by AXA France Assurance

Alpha Assurances Vie              France         100% by AXA France Assurance

AXA Direct                        France         100%

Direct Assurances Iard            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

AXA Tellit Versicherung           Germany        50% owned by AXA Direct and
                                                 50% by CKAG

Axiva                             France         100% by AXA France Assurance

Juridica                          France         88.4% by UAP Iard, 10.9% by
                                                 AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

Monvoisin Assurances              France         99.9% by different companies
                                                 and Mutuals

Societe Beaujon                   France         100%

Lor Finance                       France         100%

Jour Finance                      France         100% by AXA Conseil Iard and
                                                 by AXA Assurances Iard

Financiere 45                     France         99.8%

Mofipar                           France         100%

Compagnie Auxiliaire pour le      France         99.8% by Societe Beaujon
Commerce and l'Industrie

C.F.G.A.                          France         99.96% owned by Mutuals and
                                                 Finaxa

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, UAP Iard and
                                                 Mutuals

Argovie                           France         100% by Axiva and SCA Argos

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


Astral Finance                    France         99.33% by AXA Courtage Vie

Argos                             France         N.S.

AXA France Assurance              France         100%

UAP Incendie Accidents            France         100% by AXA France
                                                 Assurance

UAP Vie                           France         100% by AXA France
                                                 Assurance

UAP Collectives                   France         50% by AXA Assurances
                                                 Iard, 3.3% by AXA Conseil
                                                 Iard and 46.6% UAP Vie

Thema Vie                         France         30% by Axiva, 11.9% by
                                                 UAP Collectives, 10.9% by
                                                 UAP Iard and 46.8% by UAP Vie.

La Reunion Francaise              France         49% by UAP Iard and 51% by
                                                 AXA Global Risks

UAP Assistance                    France         52% by UAP Incendie-Accidents
                                                 and 48% by UAP Vie

UAP International                 France         50.1% by AXA-UAP and 49.9% by
                                                 AXA Global Risks

Sofinad                           France         100%

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 5.5% by AXA-UAP

Finaxa Belgium                    Belgium        100%

AXA Belgium                       Belgium        27.1% by AXA-UAP and 72.6%
                                                 by Finaxa Belgium

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by Finaxa Belgium

Royale Vendome                    Belgium        49% by AXA-UAP and 20.2% by
                                                 AXA Global Risks

Royale Belge                      Belgium        51.2% by Royale Vendome and
                                                 9.5% by different companies
                                                 of the Group

Royale Belge 1994                 Belgium        97.9% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        99.9% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil Assurance

Royale Belge Re                   Belgium        99.9% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     99.9%

AXA Assurance Vie Luxembourg      Luxembourg     99.9%

Royale UAP                        Luxembourg     100% by Royale Belge

Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA-UAP Group

Paneurore                         Luxembourg     90% by different companies of
                                                 the AXA-UAP Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

General Re-CKAG                   Luxembourg     37.8% by AXA-CKAG and 12.1%
                                                 by Colonia Nordstern
                                                 Versicherung

Royale Belge Investissements      Luxembourg     100% by Royale Belge

AXA Aurora                        Spain          30% owned by AXA-UAP and 40%
                                                 by UAP International

Aurora Polar SA de Seguros y      Spain          99.4% owned by AXA Aurora
Reaseguros

Aurora Vida SA de Seguros y       Spain          90% owned by Aurora Polar and
Reaseguros                                       5% by AXA-UAP

AXA Gestion de Seguros y          Spain          99.1% owned by AXA Aurora
Reaseguros

Hilo Direct Seguros               Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          59% owned by Aurora Polar,
                                                 29% by AXA Gestion and 12%
                                                 by Aurora Vida

UAP Iberica                       Spain          100% by UAP International

General Europea (GESA)            Spain          100% by Societe Generale
                                                 d'Assistance

AXA Assicurazioni                 Italy          100%

Eurovita                          Italy          30% owned by AXA Assicurazioni

Gruppo UAP Italia (GUI)           Italy          97% by UAP International and
                                                 3% by UAP Vie

UAP Italiana                      Italy          96% by AXA-UAP and 4% by GUI

UAP Vita                          Italy          62.2% by GUI and 37.8% by UAP
                                                 Vie

Allsecures Assicurazioni          Italy          90% by GUI and 10% by UAP
                                                 Italiana

Allsecures Vita                   Italy          92.9% by GUI and 7% by AXA-UAP

Centurion Assicurazioni           Italy          100% by GUI

AXA Equity & Law plc              U.K.           100%

AXA Equity & Law Life             U.K.           100% by SLPH
Assurance Society

AXA Insurance                     U.K.           100% owned by SLPH

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA-UAP and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holding

Sun Life Assurance                U.K.           100% by AXA Sun Life Holding

UAP Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

Servco                            U.K.           100% by AXA Sun Life Holding

AXA Sun Life                      U.K.           100% by AXA Sun Life Holding

AXA Leven                         The Nether-    100% by AXA Equity & Law Life
                                  lands          Assurance Society

UAP Nieuw Rotterdam               The Nether-    51% by Royale Belge, 38.9% by
Holding BV                        lands          Gelderland BV and 4.1% by
                                                 AXA-UAP

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Verzkerigen   The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Schade        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Leven         The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Zorg          The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Schade

Societe Generale d'Assistance     The Nether-    51% by UAP Incendie-Accidents,
                                  lands          29% by UAP Vie and 20% by
                                                 AXA-UAP

Gelderland BV                     The Nether-    100% by UAP Vie
                                  lands

Royale Belge International        The Nether-    100% by Royale Belge
                                  lands          Investissements

Vinci BV                          The Nether-    94.8% by AXA-UAP and 5.2% by
                                  lands          Parcolvi

AXA Portugal Companhia de         Portugal       43.1% by different companies
Serguros SA                                      of the AXA-UAP Group

AXA Portugal Companhia de         Portugal       95.1% by UAP Vie and 7.5% UAP
Serguros de Vida SA                              International

Union UAP                         Switzerland    99.9% by UAP International

Union UAP Vie                     Switzerland    95% by UAP International

AXA Oyak Hayat Sigorta            Turkey         60% owned by AXA-UAP

Oyak Sigorta                      Turkey         11% owned by AXA-UAP

Al Amane Assurances               Morocco        52% by UAP International

AXA Canada Inc.                   Canada         100%

AXA Boreal Insurance Inc.         Canada         100% owned by Gestion Fracapar
                                                 Inc

AXA Assurances Inc                Canada         100% owned by AXA Canada Inc

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Insurance Inc                 Canada         100% owned by AXA Canada Inc.
                                                 and AXA Assurance Inc

Anglo Canada General Insurance    Canada         100% owned by AXA Canada Inc.
Cy

AXA Pacific Insurance Cy          Canada         100% by AXA Boreal Insurance
                                                 Inc

AXA Boreal Assurances             Canada         100% by AXA Boreal Insurance
Agricoles Inc                                    Inc

AXA Life Insurance                Japan          100%

Dongbu AXA Life                   Korea          50%
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA-UAP and
                                                 AXA Reassurance

AXA Investment Holdings Pte Ltd   Singapore      100%

AXA Insurance                     Singapore      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Insurance                     Hong Kong      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Life Insurance                Hong Kong      100%

PT Asuransi AXA Indonesia         Indonesia      80%


The Equitable Companies           U.S.A.         58.7% of which AXA-UAP owns
Incorporated                                     42.0%, Financiere 45, 3.2%,
                                                 Lorfinance 6.4%, AXA Equity
                                                 & Law Life Association Society
                                                 4.1% and AXA Reassurance 3.0%

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      51% between AXA-UAP, 42.1%
                                                 and AXA Equity & Law Life
                                                 Assurance Society 8.9%


The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia Ltd                   Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
Pty Ltd                                          Holdings Ltd

National Mutual (Bermuda) Ltd     Australia      100% owned by National Mutual
                                                 International Pty Ltd


National Mutual Asia Ltd          Australia      41% owned by National Mutual
                                                 Holdings Ltd, 20% by Datura
                                                 Ltd and 13% by National Mutual
                                                 Life Association of
                                                 Australasia


Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


AXA Reassurance                   France         100% owned by AXA-UAP, AXA
                                                 Assurances Iard and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100%

AXA Re Asia                       Singapore      100% owned by AXA Reassurance

AXA Re U.K. Plc                   U.K.           100% owned by AXA Re U.K.
                                                 Holding


AXA Re U.K. Holding               U.K.           100% owned by AXA Reassurance



AXA Re U.S.A.                     U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Space                         U.S.A.         80% owned by AXA America

AXA Re Life                       U.S.A.         100% owned by AXA America


C.G.R.M.                          Monaco         100% owned by AXA Reassurance

                             AXA-UAP FINANCIAL BUSINESS


COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


Compagnie Financiere de Paris     France         97.2% (100% with Mutuals)
(C.F.P.)

AXA Banque                        France         98.7% owned by C.F.P.

AXA Credit                        France         65% owned by C.F.P.


AXA Gestion Interessement         France         100% owned by AXA Investment
                                                 Managers

Sofapi                            France         100% owned by C.F.P.

Soffim                            France         100% owned by C.F.P.


Societe de Placements             France         98.8% with Mutuals
Selectionnes S.P.S.

Presence et Initiative            France         100% with Mutuals


Vamopar                           France         100% owned by Societe Beaujon

Financiere Mermoz                 France         100%


AXA Investment Managers           France         100% by some AXA-UAP Group
                                                 companies

AXA Asset Management              France         100% owned by AXA Investment
Partenaires                                      Managers

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

AXA Asset Management              France         99.6% owned by AXA Investment
Distribution                                     Managers

UAP Gestione Financiere           France         99.9 by AXA-UAP

Assurinvestissements              France         50% by UAP Vie, 30% UAP
                                                 Collectives, 20% UAP
                                                 Incendie-Accidents

Banque Worms                      France         51% by CFP and 49% by
                                                 three UAP insurance companies

Colonia Bausbykasse               Germany        97.8% by AXA-CKAG

Banque Ippa                       Belgium        99.9% by Royale Belge

Banque Bruxelles Lambert          Belgium        9.3% by Royale Belge, 3.1%
                                                 Royale Belge 1994, 0.2% by
                                                 AXA Belgium

AXA Equity & Law Home Loans       U.K.           100% owned by AXA Equity & Law
                                                 Plc

AXA Equity & Law Commercial       U.K.           100% owned by AXA Equity & Law
Loans                                            Plc Loans

Sun Life Asset Management         U.K.           66.7% owned by SLPH and 33.4%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


Alliance Capital Management       U.S.A.         57.9% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         76.2% owned by Equitable
                                                 Holdings LLC and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

National Mutual Funds             USA            100% by National Mutual Funds
Management North America                         Management (Global) Ltd.
Holding Inc.

Cogefin                           Luxembourg     100% owned by AXA Belgium

ORIA                              France         100% owned by AXA Millesimes

AXA Oeuvres d'Art                 France         100% by Mutuals


AXA Cantenac Brown                France         100%

AXA Suduiraut                     France         99.6% owned by AXA-UAP and
                                                 Societe Beaujon

                            AXA-UAP REAL ESTATE BUSINESS


COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


Prebail                           France         100% owned by AXA Immobilier

Axamur                            France         100% by different companies
                                                 and Mutuals

Parimmo                           France         100% by different companies
                                                 and Mutuals

S.G.C.I.                          France         100% by different companies
                                                 and Mutuals


Transaxim                         France         100% owned by S.G.C.I. and
                                                 C.P.P.


Compagnie Parisienne de           France         100% owned by S.G.C.I.
Participations (C.P.P.)


Monte Scopeto                     France         100% owned by C.P.P.

Matipierre                        France         100% by different companies

Securimo                          France         87.12% by different companies
                                                 and Mutuals


Paris Orleans                     France         100% by different companies
                                                 AXA Courtage Iard


Colisee Bureaux                   France         100% by different companies
                                                 and Mutuals

Colisee Premiere                  France         100% by different companies
                                                 and Mutuals

Colisee Laffitte                  France         100% by Colisee Bureaux

Fonciere Carnot Laforge           France         100% by Colisee Premiere

Parc Camoin                       France         100% by Colisee Premiere

Delta Point du Jour               France         100% owned by Matipierre

Paroi Nord de l'Arche             France         100% owned by Matipierre

Falival                           France         100% owned by AXA Reassurance


Compagnie du Gaz d'Avignon        France         100% owned by AXA Assurances
                                                 Iard

Ahorro Familiar                   France         44% owned by AXA Assurances
                                                 Iard, 1% by AXA Aurora Polar
                                                 and 1% by AXA Seguros


Fonciere du Val d'Oise            France         100% owned by C.P.P.

Sodarec                           France         100% owned by C.P.P.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------




Centrexpo                         France         99.3% owned by C.P.P.

Fonciere de la Ville du Bois      France         99.6% owned by Centrexpo


Colisee Seine                     France         100% owned by different
                                                 companies

Translot                          France         100% owned by SGCI


Colisee Alpha                     France         100% owned by Colisee Bureaux

Colisee Silly                     France         100% owned by Colisee Bureaux


S.N.C. Dumont d'Urville           France         100% owned by Colisee Premiere


Colisee Federation                France         100% by SGCI

Colisee Saint Georges             France         100% by SGCI

Drouot Industrie                  France         50% by SGCI and 50% by Axamur

Colisee Vauban                    France         99.6% by Matipierre


Fonciere Colisee                  France         100% by Matipierre and other
                                                 companies of the AXA-UAP Group

AXA Pierre S.C.I.                 France         97.6% owned by different
                                                 companies and Mutuals

AXA Millesimes                    France         85.4% owned by AXA-UAP and the
                                                 Mutuals

Chateau Suduirault                France         100% owned by AXA Millesimes

Diznoko                           Hungary        95% owned by AXA Millesimes


Compagnie Fonciere Matignon       France         100% by different companies
                                                 and Mutuals


Fidei                             France         20.7% owned by C.F.P. and
                                                 10.8% by Axamur

Fonciere Saint Sebastien          France         99.9% by UAP Vie

Fonciere Vendome                  France         91% by different companies of
                                                 the Group

La Holding Vendome                France         99.9% by AXA Global Risks

10, boulevard Haussmann           France         69% by La Fonciere Vendome and
                                                 31% by AXA Conseil Iard

37-39 Le Peletier                 France         100% by AXA Courage Iard

Ugici                             France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 93.1% by UAP Vie

Ugicomi                           France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 63.8% by UAP Vie

Ugif                              France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 59.6% by UAP Vie and 32.6%
                                                 by UAP Collectives

Ugil                              France         93.9% by different companies
                                                 of the AXA-UAP Group of which
                                                 65.8% by UAP Vie

Ugipar                            France         100% by different companies
                                                 of the AXA-UAP Group of which
                                                 39.4% by UAP Vie, 35.4% by AXA
                                                 Courtage Iard and 20.8% by UAP
                                                 Collectives

AXA Immobiller                    France         100% by AXA UAP

Quinta do Noval Vinhos S.A.       Portugal       99.6% owned by AXA Millesimes

                               OTHER AXA-UAP BUSINESS


COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

A.N.F.                            France         95.4% owned by Finaxa


Lucia                             France         20.6% owned by AXA Assurances
                                                 Iard and 8.6% by Mutuals


Schneider S.A.                    France         10.4%

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.


3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     34.4% interest in same; (b) as noted for certain partnership interests;
     (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.


5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first entity, it is under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts

6.   This chart was last revised on April 1, 1998.

Item 27.   Number of Contractowners


           As of March 31, 1998, the number of participants in the American Dental Association Members Program offered by the Registrant was 23,626.




Item 28.   Indemnification

           (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, is or was a director or officer of Equico.

           (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.   Principal Underwriters



           (a) EQ Financial Consultants, Inc. ("EQ Financial") (formerly Equico Securities, Inc.), a wholly-owned subsidiary of Equitable, is the principal underwriter for Equitable's Separate Account No. 301 and Separate Account A, Separate Account I and Separate Account FP. EQ Financials's principal business address is 1290 Avenue of the Americas, New York, NY 10104.



           (b)   See Item 25.

           (c)   Not applicable.

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request; and

                               SIGNATURES


      As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 24th day of April, 1998.



                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States

                                    By:  /s/Maureen K. Wolfson
                                         -----------------------
                                          Maureen K. Wolfson
                                            Vice President

                                  SIGNATURES


      As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 24th day of April, 1998.


                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)

                                                By: /s/Maureen K. Wolfson
                                                    ---------------------
                                                      Maureen K. Wolfson
                                                        Vice President

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:



*Edward D. Miller                         Chairman of the Board, Chief
                                          Executive Officer and Director


*Michael Hegarty                          President, Chief Operating and
                                          Director


PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:



/s/Alvin H. Fenichel
---------------------
Alvin H. Fenichel                         Senior Vice President and
April 24, 1998                            Controller


*DIRECTORS:


Francoise Colloc'h         Donald J. Greene            George T. Lowy
Henri de Castries          John T. Hartley             Edward D. Miller
Joseph L. Dionne           John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Denis Duverne              Michael Hegarty             George J. Sella, Jr.
William T. Esrey           Mary R. (Nina) Henderson    Stanley B. Tulin
Jean-Rene Fourtou          W. Edwin Jarmain            Dave H. Williams
Norman C. Francis          G. Donald Johnston, Jr.


/s/Maureen K. Wolfson
   ------------------
   Maureen K. Wolfson
   Attorney-in-Fact
   April 24, 1998

                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has duly caused this Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commenwealth of Massachusetts, on this 21st day of April, 1998.

                              LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                              LIFECYCLE FUND GROUP TRUST - MODERATE
                              S&P 500 FLAGSHIP FUND
                              RUSSELL 2000 FUND
                              DAILY EAFE FUND
                              DAILY GOVERNMENT/CORPORATE BOND FUND
                              SHORT TERM INVESTMENT FUND


                              STATE STREET BANK AND TRUST COMPANY

                              By: /s/ Nicholas A. Lopardo
                                 ------------------------
                                 Nicholas A. Lopardo
                                 Executive Vice President

                              By: /s/ Timothy B. Harbert
                                 ------------------------
                                 Timothy B. Harbert
                                 Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the following persons in the capacities on this 21st day of April, 1998.


PRINCIPAL EXECUTIVE OFFICER:
     Marshall N. Carter

PRINCIPAL FINANCIAL OFFICER:
     Ronald L. O'Kelley

PRINCIPAL ACCOUNTING OFFICER:
     Rex S. Schuette

DIRECTORS:
     Marshall N. Carter
     David A. Spina
     Tenley E. Albright
     Joseph A. Baute, Jr.
     I. MacAllister Booth
     James I. Cash, Jr.
     Nader f. Darehshori
     Charles F. Kaye
     John M. Kucharski
     Charles R. LaMantia
     David B. Perini
     Dennis J. Picard


By: /s/ Nicholas A. Lopardo
   -------------------------
    Nicholas A. Lopardo
    Attorney-in-Fact

By: /s/ Timothy B. Harbert
   -------------------------
    Timothy B. Harbert
    Attorney-in-Fact

By: /s/ Ronald L. O'Kelley
   -------------------------
   Ronald L. O'Kelley
   Executive Vice President, Chief Financial Officer
     and Treasurer

By: /s/ Rex S. Schuette
   -------------------------
   Rex S. Schuette
   Senior Vice President and Chief Accounting Officer

                             EXHIBIT INDEX



EXHIBIT NO.                                                       PAGE NO.
----------                                                        --------


10(b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States.

10(c)          Consent of Price Waterhouse LLP.

10(d)          Powers of Attorney (Equitable).